UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 000-56468

JUSHI HOLDINGS INC.



(Exact name of registrant as specified in its charter)

British Columbia	**98-1547061**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

301 Yamato Road, Suite 3250 **Boca Raton, Florida**	**33431**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code (561) 617-9100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	**N/A**	**N/A**

Securities registered pursuant to section 12(g) of the Act: Subordinate Voting Shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the registrant's outstanding subordinate voting shares held by non-affiliates (based on the last reported sale price of these shares on the OTCQX Best Market) on June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was $59.4 million.

As of March 24, 2026, the registrant had 199,696,597 subordinate voting shares, no par value per share, outstanding. The registrant has no multiple voting shares, no par value per share, no super voting shares, no par value per share, and no preferred shares, no par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the registrant's Form 10-K/A, which will be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2025, the end of the registrant's fiscal year.

JUSHI HOLDINGS INC.

Table of Contents

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "report") may contain "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws, including Canadian securities legislation and United States ("U.S.") securities legislation (collectively, "forward-looking information") which are based upon the Company's current internal expectations, estimates, projections, assumptions and beliefs. All information, other than statements of historical facts, included in this report that address activities, events or developments that the Company expects or anticipates will or may occur in the future constitutes forward-looking information. Forward-looking information is often identified by the words, "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and includes, among others, information regarding: future business strategy; competitive strengths, goals, expansion and growth of the Company's business, operations and plans, including new revenue streams; the refinancing or securing other sources of liquidity to meet debt repayment obligations; the integration and benefits of recently acquired businesses or assets; roll out of new operations; the implementation by the Company of certain product lines; the implementation of certain research and development; the application for additional licenses and the grant of licenses that will be or have been applied for; the expansion or construction of certain facilities; the reduction in the number of our employees; the expansion into additional U.S. and international markets; any potential future legalization of adult use and/or medical marijuana under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future.

Readers are cautioned that forward-looking information is not based on historical facts but instead is based on reasonable assumptions and estimates of the management of the Company at the time they were provided or made and such information involves known and unknown risks, uncertainties, including our ability to continue as a going concern, and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others discussed in detail in Item 1A. Risk Factors in Part I of this Form 10-K: the limited operating history of the industry and the Company; risks related to managing the growth of the Company including completed, pending or future acquisitions or dispositions, including potential future impairment of goodwill or intangibles acquired and/or post-closing disputes; risks related to the continued performance, expansion and/or optimization of existing operations; risks related to the anticipated openings of additional dispensaries or relocation of existing dispensaries subject to licensing approval; the Company's historical operating losses and negative operating cash flows; increasing competition in the industry; risks inherent in an agricultural business, such as the effects of natural disasters; reliance on the expertise and judgment of senior management of the Company; risks associated with cannabis products manufactured for human consumption including potential product recalls; limited research and data relating to cannabis; constraints on marketing products; risk of litigation; insurance-related risks; public opinion and perception of the cannabis industry; risks related to the economy generally; fraudulent activity by employees, contractors and consultants; risks relating to the Company's current amount of indebtedness; risks related to not being able to reduce or refinance its debt obligations; risks related to litigation or other disputes; reliance on key inputs, suppliers and skilled labor, and third party service provider contracts; reliance on manufacturers and contractors; risks of supply shortages or supply chain disruptions; risks relating to pandemics and forces of nature; risks related to the enforceability of contracts; risks related to inflation, the rising cost of capital, and stock market instability; risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; cannabis-related tax risks and challenges from governmental authorities with respect to the Company's application for Employee Retention Tax Credits (ERTC); other governmental and environmental regulation; risks related to proprietary intellectual property and potential infringement by third parties; sales of a significant amount of shares by existing shareholders; the limited market for securities of the Company; risks relating to the need to raise additional capital either through debt or equity financing; costs associated with the Company being a publicly-traded company and a U.S. and Canadian filer; risks related to co-investment with parties with different interests to the Company; conflicts of interest and related party transactions; cybersecurity risks; and risks related to the Company's critical accounting policies and estimates.

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on the forward-looking information contained in this report or other forward-looking statements made by the Company. Forward-looking information is provided and made as of the date of this Annual Report on Form 10-K and the Company does not undertake any obligation to revise or update any forward-looking information or statements other than as required by applicable law.

Unless the context requires otherwise, references in this report to "Jushi," "Company," "we," "us" and "our" refer to Jushi Holdings Inc. and our subsidiaries.

PART I

Item 1. Business

Overview

We are a vertically integrated, multi-state cannabis operator engaged in retail, distribution, cultivation, and processing operations in both medical and adult-use markets. We are focused on building a diverse portfolio of cannabis assets through opportunistic investments and pursuing application opportunities in attractive limited license jurisdictions. We have targeted assets in highly populated, limited license medical markets that are on a trajectory toward adult-use legalization, including Pennsylvania, markets that are in the process of transitioning to adult use, namely Virginia, and limited license, large adult-use markets, such as Illinois, Massachusetts, Nevada, New Jersey and Ohio, and certain municipalities of California.

Business Strategy

Our business strategy is to evaluate each market opportunity pursuant to the relevant local competitive and regulatory landscape, supply/demand dynamics, and growth potential. We evaluate the economic viability of each opportunity before making capital allocation decisions and may decide to participate in one or more facets of the supply chain based on the dynamics mentioned above. In certain markets, we may apply a capital-light or retail-focused strategy, especially where cultivation may become further commoditized in future years. In early stage, vertical limited license markets, we may buy controlling interests despite the high level of capital intensity required, given the significant market opportunity. In other markets, we may seek a more balanced capital allocation approach where we may acquire a grower-processor and/or additional retail dispensaries in a market where we currently operate. By establishing a strong platform and retail-brand recognition in markets that have the greatest growth potential, we expect to be well-positioned to have a first-mover advantage for future growth in adult-use cannabis once it is further legalized.

Current Operations

California Operations

We, through our subsidiaries, currently hold Type 10 adult-use and medicinal retail licenses issued by the California Department of Cannabis Control for one adult-use dispensary in Santa Barbara, California, operating under the Beyond Hello brand.

Illinois Operations

We, through our subsidiaries, currently hold five cannabis dispensing organization licenses issued by the Illinois Department of Financial and Professional Regulation for five adult-use dispensaries in Illinois, all of which are currently operational under the Beyond Hello brand. Two of the five operational adult-use dispensaries have co-located medical cannabis dispensing licenses issued by the Illinois Department of Financial and Professional Regulation. As of December 31, 2025, we were marketing for sale the license and assets of an Illinois dispensary. In January 2026, we turned over the operations of that dispensary to the buyer pursuant to a consultant management services agreement.

Massachusetts Operations

We, through our subsidiaries, currently hold two marijuana retailer licenses issued by the Massachusetts Cannabis Control Commission for two adult-use dispensaries, both of which are currently operational under the Nature's Remedy brand in Massachusetts. One of the dispensaries has a co-located medical treatment center license issued by the Massachusetts Cannabis Control Commission allowing retail medical sales. We also currently hold marijuana product cultivator, marijuana cultivation and marijuana treatment center licenses all issued by the Massachusetts Cannabis Control Commission collectively for, and we currently operate, a 50,000 sq. ft. adult-use and medical cultivation and production facility in Lakeville, Massachusetts. From time to time, we may utilize third parties for toll processing in various stages of the production process.

Nevada Operations

We, through our subsidiaries, currently hold adult-use and medical licenses issued by the Nevada Cannabis Control Board for three dispensaries in Nevada, two of which are currently operational under the Nuleaf brand and one of which is currently operational under the Beyond Hello brand. We also currently hold adult-use and medical cultivation licenses issued by the Nevada Cannabis Control Board for, and currently operate, a 27,000 sq. ft. cultivation facility in Sparks, Nevada, as well as adult-use and medical production licenses issued by the Nevada Cannabis Control Board, and currently operate, a 13,000 sq. ft. processing facility in Reno, Nevada. From time to time, we may utilize third parties for toll processing in various stages of the production process.

New Jersey Operations

We, through our subsidiaries, currently hold one adult-use cannabis retailer license issued by the New Jersey Cannabis Regulatory Commission for one adult-use dispensary in New Jersey, operating under the Beyond Hello brand.

Ohio Operations

We, through our subsidiaries, currently hold six dual-use (medical and adult-use) cannabis dispensary licenses issued by the Ohio Division of Cannabis Control ("ODCC") for six medical and adult-use dispensaries, all of which are currently operational under the Beyond Hello brand. We also currently operate a seventh medical and adult-use dispensary under the Beyond Hello brand pursuant to a master services agreement while awaiting regulatory approval to acquire ownership, which was received in February 2026. We also currently hold a dual-use cultivator level II license for, and currently operate, a 10,000 sq. ft. cultivation facility in Toledo, Ohio. We also currently hold a dual-use processor license for, and currently operate, a 7,000 sq. ft. processor facility in Columbus, Ohio.

Pennsylvania Operations

We, through our subsidiaries, currently hold six medical cannabis dispensary permits issued by the Pennsylvania Department of Health allowing for eighteen medical dispensaries in Pennsylvania, all of which are currently operational under the Beyond Hello brand. We also currently hold a medical cannabis grower-processor permit issued by the Pennsylvania Department of Health allowing for, and currently operate, a 123,000 sq. ft. cannabis cultivation and processing facility in Scranton, Pennsylvania. From time to time, we may utilize third parties for toll processing in various stages of the production process.

Virginia Operations

We, through our subsidiaries, currently hold one pharmaceutical processor permit and five cannabis dispensing facility permits, each issued by the Virginia Cannabis Control Authority allowing for six medical dispensaries, all of which are currently operational under the Beyond Hello brand. The aforementioned pharmaceutical processor permit issued by the Virginia Cannabis Control Authority further entitles us to, and we currently operate, our 93,000 sq. ft. vertically integrated facility in Manassas, Virginia.

Sales

With respect to cannabis retail locations, we target highly visible locations adjacent to or near heavily trafficked roads. For cultivation, production and other forms of industrial activity, we target locations with minimal required capital improvements, as well as future expansion potential. We use an internal team for the selection of real estate, as well as a broad network of real estate brokers. We make the determination to purchase or lease our underlying real estate on a case-by-case basis.

We may expand our network of cannabis retail locations in select markets from time to time. We have developed key indicators to identify attractive sites based on existing competition, population, real estate, parking, traffic and regulatory considerations. We inform patients and consumers about our product offerings in a welcoming environment through one-on-one interactions with staff.

Retail

The table below reflects the number of dispensaries that were in operation in each state as of December 31, 2025:

State	Number of Dispensaries[1]			Brands
	Medical-use	Adult-use	Total	
California [2]	—	1	1	Beyond Hello
Illinois [3]	—	5	5	Beyond Hello
Massachusetts [2]	—	2	2	Nature's Remedy
Nevada	—	3	3	Beyond Hello/NuLeaf
New Jersey	—	1	1	Beyond Hello
Ohio [4]	—	6	6	Beyond Hello
Pennsylvania	18	—	18	Beyond Hello
Virginia	6	—	6	Beyond Hello
Total	24	18	42	

[1] Physical dispensary locations; does not double count co-located medical cannabis and adult-use cannabis dispensaries.

[2] Includes one co-located medical and adult-use dispensary.

[3] Includes two co-located medical and adult-use dispensaries. Includes a dispensary that, as of December 31, 2025, we were marketing for sale. In January 2026, we turned over the operations of that dispensary to the buyer pursuant to a consultant management services agreement.

[4] All dispensaries are co-located medical and adult-use dispensaries. Includes one co-located medical and adult-use dispensary which we operate pursuant to a management services agreement while awaiting regulatory approval to acquire ownership, which was received in February 2026. Our 7th co-located medical and adult-use dispensary in the state of Ohio opened in January 2026.

Online Platforms

We operate age-gated online platforms through www.beyond-hello.com, www.naturesremedyma.com, www.nuleafnv.com, and The Hello Club App (iOS and Android) for patients and customers (the "Online Platforms"). Our Online Platforms have been developed to ensure compliance with applicable federal and state privacy laws. The Online Platforms are not intended to be used for advertising activities but are intended to be used as a virtual tool, allowing patients and customers to understand the cannabis products that we offer and view real-time pricing and product availability at our dispensaries. The Online Platforms do not provide any education, information or any other functionalities with respect to any third-party dispensaries.

No cannabis sale transactions are completed on the Online Platforms. A patient or customer may reserve products using the Online Platforms, but the patient or customer must be physically present at the point-of-sale to consummate the purchase and sale of products. This requirement allows us and dispensary staff to ensure that our standard operating procedures, including our compliance programs, are applied to all patients and customers in connection with the purchase and sale of products.

In jurisdictions where medical cannabis is legal, upon arrival of the patient at the applicable dispensary, or at the point of delivery (where permissible), dispensary staff must verify the patient's identity and accreditation (such as a state-issued medical cannabis card) and confirm the patient's allotment to ensure the user is not exceeding the state's allotment limits. Once the foregoing is verified, the patient must pay for the product to complete the purchase. If the patient does not have valid identification and accreditation, the patient will not be able to purchase medical cannabis at our applicable dispensary, irrespective of any reservation made on one of our Online Platforms.

In jurisdictions where recreational cannabis is legal, upon arrival of the customer at the applicable dispensary, or at the point of delivery (where permissible), dispensary staff must verify that the customer is at least 21 years of age by verifying the customer's government-issued identification. Once the identification is verified, the customer must pay for the product to complete the transaction. If the customer does not have valid identification, the customer will not be able to purchase recreational cannabis at our applicable dispensary, irrespective of any reservation made on one of our Online Platforms.

Product Selection and Offerings

We offer both in-house brands and third-party products at each of our retail locations in states where we are vertically integrated. With respect to our cannabis business, we negotiate with potential brand vendors across all product categories including flower, vaporization devices, extracts, concentrates, edibles, and pre-rolls to make future product development and selection decisions. Leveraging management's experience, we analyze market dynamics, product quality, profit and loss, impact, consumer demand, and specific market research to carry out our long-term strategy in each market. With high-impact retail locations in key markets, we expect to be a desirable partner for nationally scaling brands and/or in-house products.

Our Brands

Hijinks: Premium Flower, Vapes & Concentrates

Hijinks is a lifestyle cannabis brand featuring flower and concentrates that utilizes limited and select genetics, contains high cannabinoid and terpene content, and is uniquely and gently processed and finished by hand. Hijinks also offers high-end solventless concentrates and rosin. Only made with water, ice, heat, and pressure, Hijinks solventless vape and concentrate products are the cleanest and purest expression of the plant's genetics. Hijinks flower and solventless products are currently available in Massachusetts, Nevada and Pennsylvania.

The Bank: Premium Flower

The Bank is known for its superior plant genetics and next-level cultivation. The Bank offers pre-packaged flower, infused blunts and pre-rolls. The Bank is currently available in Massachusetts, Nevada, Ohio, Pennsylvania and Virginia.

The Lab: Vapes & Concentrates

The Lab is renowned for high-quality, precision vape products, and concentrates, including the pioneering of live resin. The Lab offers a wide selection of vape cartridges, all-in-one vape devices and concentrates produced utilizing a wide variety of technologically advanced extraction techniques. The Lab is currently available in Massachusetts, Nevada, Ohio, Pennsylvania, and Virginia.

Tasteology: Infused Chews & Chocolates

Tasteology is an edible brand offering premium, natural ingredient based, real fruit, 100% vegan and gluten free cannabis-infused gummies and ultra-premium chocolate produced using responsibly sourced French chocolate. Tasteology is the culmination of extensive consumer research into both taste and effect preferences in the Company's markets. Tasteology is currently available in Massachusetts, Nevada, Ohio, Pennsylvania, and Virginia.

Uncommon Kind: Infused Chews & Chocolates

Always full spectrum, Uncommon Kind utilizes the purest Rick Simpson Oil ("RSO") or rosin to maintain vital terpenes and cannabinoids which are essential to the benefits of cannabis. Rare and exotic flavors and fruit purees like morello cherry, calamansi lime, and prickly pear are sourced from premium partners. Our chews are made with real fruit and are 100% vegan and gluten free. The result is a "true-to-plant" experience with real fruit essence offering an unparalleled taste. Uncommon Kind is currently available in Massachusetts, Pennsylvania, and Virginia.

Nira + Medicinals: Tinctures, Capsules, Softgels, Topicals & RSO

Nira + Medicinals ("Nira +") develops high quality, THC and CBD-rich medical products aimed at improving the quality of life for all cannabis patients. Nira+ product line includes tinctures, capsules, softgels, topicals and RSO. Nira+ is currently available in Pennsylvania, Massachusetts, and Virginia.

Sèche: Value Flower & Pre-Rolls

Sèche is a new category in cannabis that redefines the perception of what cannabis flower products can be with a strict focus on the value and variety that the modern cannabis consumer is seeking. Sèche offers products like Fine Grind (conveniently pre-ground flower), Fine Flower (Small whole flower), Singles (Pre-Rolls and Pre-Roll multi-packs), All Day/Select (Value priced whole flower) and Kind Grind (conveniently pre-ground pre-packed infused flower and infused pre-rolls). Currently, Sèche is available in Massachusetts, Nevada, Ohio, Pennsylvania and Virginia.

Flower Foundry: Premium Flower & Pre-Rolls

Flower Foundry is a flower brand that seeks to elevate and showcase the dedication of all the hardworking individuals in the cannabis industry from cultivation to retail and everywhere in between. Flower grown with love and passion that showcases high cannabinoid and terpene content and top of the line genetics. Flower Foundry is our love letter to all those who make flower possible. Flower Foundry is currently available in Ohio, Pennsylvania and Virginia.

Shayo: Infused Chews

Shayo was launched in mid-2025 as a result of a partnership between the Company and entrepreneur, philanthropist, and *Real Housewives of Potomac* star Stacey Rusch. Shayo, named after the Nigerian term meaning "to be happy," blends elevated ingredients with a lifestyle-forward ethos to deliver a one-of-a-kind edible experience. Shayo is currently available in Virginia and Nevada.

Carm's Delight Bites: Infused Chocolate Bites

Carm's Delight Bites are cannabis-infused chocolate bites made with pure, sustainably sourced ingredients. These bites are decadently rich in flavor and thoughtfully dosed with just the right amount of THC to elevate both mind and body. Carm's Delight Bites are currently available in Virginia.

Wholesale

In addition to branded and manufactured finished products, we sell bulk raw materials to duly-licensed third parties for use in their own finished products, as our production capacity allows in certain markets. The full scale and allocation of production utilization will depend upon the scale of our owned and managed retail footprint in addition to the production capacity of our cultivation and production facilities.

Branding and Marketing

We continue the rollout of our flagship brands across our key operating markets. After the launch of our online platform, Beyond Hello™ has evolved into a fully integrated digital to brick-and-mortar experience, providing customers real-time access to pricing and product availability. All of our current retail locations operate under the Beyond Hello brand except in Massachusetts and Nevada. In Massachusetts, our retail locations operate under the Nature's Remedy™ brand. In Nevada, we operate two retail locations under the NuLeaf™ brand and one under the Beyond Hello™ brand. Further, in states where we have licensed cultivation and processing operations, we produce products under our in-house brands including Flower Foundry™, The Bank™, Hijinks™, The Lab™, Seche™, Nira+™, Tasteology™, Uncommon Kind™, Shayo™, and Carm's Delight Bites™, where allowed.

We operate a state-by-state opt-in loyalty program, "The Hello Club™," that rewards patients and customers with points and other exclusive offers based on their past purchases. We leverage SMS, push notifications and email lists to promote specific products.

We provide retail partners with approved merchandise and other display materials to support sales. We create product imagery, video and descriptions which are included across online dispensary menus where our products are sold.

We take advantage of various directory platforms for cannabis businesses to help prospective patients and customers find our respective retail locations. We also run out-of-home marketing campaigns in approved markets and locations for our retail dispensaries.

Principal Markets & Competition

The markets in which we operate are highly competitive with relatively high barriers to entry given the licensed nature of the cannabis industry. We compete against other retail and vertical licensees across the various state markets in which we operate. Currently our market includes small local dispensaries and large multi-state operators ("MSOs"). We seek to address our competitive risk in these markets by picking strategic locations, with defensible buffers naturally built in through local regulations and local dispensaries laws.

With respect to cultivation and processing, we compete with both MSO's and local operators in the states in which we operate. In Massachusetts, Nevada, Ohio, Pennsylvania, and Virginia, we compete with larger MSOs that may have better access to public markets, more experienced management teams, or are further along in terms of reaching scale. We are positioning ourselves to minimize all of the above risks through accretive acquisitions, superior execution, and thoughtful location of retail and manufacturing sites.

We also compete indirectly with operators in the illicit market for cannabis and manufacturers and retailers of intoxicating hemp products.

Business in Europe

We previously held a 51% interest in Jushi Europe SA, a company organized under the laws of Switzerland ("Jushi Europe"). On February 16, 2022, Jushi Europe filed a notice of over-indebtedness with the Swiss courts, and on May 19, 2022, the Swiss courts declared Jushi Europe's bankruptcy. As a result, we lost control of Jushi Europe's assets and liabilities since they are subject to oversight by the Geneva, Switzerland bankruptcy office. In June 2024, Jushi Europe was deconsolidated and its respective assets and liabilities were removed from our consolidated financial statements, as we determined that we no longer have any obligation in relation to this subsidiary. Upon deconsolidation, we have no retained interest in Jushi Europe. As a result of these actions, during the year ended December 31, 2024, we recognized a gain of $1.9 million in other income (expense), net in our consolidated statements of operations.

Regulatory Overview

Below is a discussion of the federal and state-level U.S. regulatory regimes in those jurisdictions where we are currently directly involved in the cannabis industry.

Federal Regulation of Cannabis in the U.S.

Under U.S. federal law, marijuana is classified as a Schedule I drug. The Controlled Substances Act (the "CSA") has five different tiers or schedules. A Schedule I drug means the Drug Enforcement Agency considers it to have a high potential for abuse, no accepted medical treatment and lack of accepted safety for its use even under medical supervision. Other Schedule I drugs include heroin, LSD and ecstasy. In June 2018, the U.S. Food and Drug Administration (the "FDA") approved Epidiolex, a purified form of CBD derived from the marijuana plant and used to treat two rare, intractable forms of epilepsy. We believe marijuana's categorization as a Schedule I drug is thus not reflective of the medicinal properties of marijuana or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties and can be safely administered. In this respect, 40 states, the District of Columbia, Guam, Puerto Rico and the U.S. Virgin Islands have passed laws authorizing comprehensive, publicly available medical marijuana programs, and 24 of those states and the District of Columbia have passed laws legalizing marijuana for adult-use.

In an effort to address incongruities between marijuana prohibition under the CSA and legalization under various state laws, the federal government issued guidance to law enforcement agencies and financial institutions during the Presidency of Barack Obama through DOJ memoranda. The DOJ memorandum issued by Deputy Attorney General James Cole in 2013 (the "Cole Memo") provided guidance to federal enforcement agencies as to how they should prioritize civil enforcement, criminal investigations and prosecutions regarding marijuana in all states. The Cole Memo shielded individuals and businesses participating in state legal marijuana operations from prosecution under federal drug laws, excepting marijuana-related conduct that fell into one of the following enumerated prosecution priorities:

1. Preventing the distribution of marijuana to minors;
2. Preventing revenue from the sale of marijuana from going to criminal enterprises, gangs and cartels;
3. Preventing the diversion of marijuana from states where it is legal under state law in some form to other states;
4. Preventing the state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;
5. Preventing the violence and the use of firearms in the cultivation and distribution of marijuana;
6. Preventing the drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;
7. Preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and
8. Preventing marijuana possession or use on federal property.

In January 2018, then U.S. Attorney General Jeff Sessions issued the Sessions Memo, which rescinded the Cole Memo. Rather than provide nationwide guidance respecting marijuana-related crimes in jurisdictions where certain marijuana activity was legal under state law, the Sessions Memo instructs that "[i]n deciding which marijuana activities to prosecute. With the DOJ's finite resources, prosecutors should follow the well-established principles that govern all federal prosecutions." While recent guidance issued by the Trump DOJ indicates increased interest in enforcement of federal cannabis laws on federal lands, Trump's DOJ has not issued publicly available guidance or like documentation suggesting any change of enforcement priorities that directly impact our operations.

Despite the rescission of the Cole Memo, we remain mindful of the common-sense prosecution priorities set forth therein and have not modified policies or procedures intended to support its underlying safety-focused intent. To this end, we and our operating subsidiaries adhere to industry best practices for operations, mandate strict compliance with applicable state and local laws, rules, regulations, ordinances, guidance and like authority, implement procedures designed to ensure operations do not exceed what is authorized under applicable licenses, perform stringent diligence on third-parties with whom we do business, perform background checks on employees and maintain state-of-the-art seed-to-sale inventory tracking and other security infrastructure. Regular reviews of the foregoing and related operations, premises, documentation and the like are performed to ensure compliance with our safety, security and compliance standards.

Due to the current CSA categorization of marijuana as a Schedule I drug, U.S. federal law makes it illegal for financial institutions that depend on the Federal Reserve's money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the Bank Secrecy Act. Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy.

While there has been no change in U.S. federal banking laws to account for the trend towards legalizing medical and adult-use marijuana by U.S. states, the Treasury Department Financial Crimes Enforcement Network FinCEN issued guidance in 2014 to prosecutors handling money laundering and other financial crimes advising them not to focus enforcement efforts on banks and other financial institutions servicing marijuana-related businesses so long as such businesses are legally operating under state law and not engaging in conduct within the scope of a Cole Memo prosecution priority (such as keeping marijuana away from minors and out of the hands of organized crime). The 2014 FinCEN guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:

1. Verifying with the appropriate state authorities whether the business is duly licensed and registered;
2. Reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;
3. Requesting from state licensing and enforcement authorities available information about the business and related parties;

4. Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus adult-use customers);
5. Ongoing monitoring of publicly available sources for adverse information about the business and related parties;
6. Ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and
7. Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.

With respect to information regarding state licensure obtained in connection with such customer due diligence, the 2014 FinCEN guidance allows financial institutions to reasonably rely on the accuracy of information provided by state licensing authorities where states make such information available.

Unlike the Cole Memo, 2014 FinCEN guidance remains effective as of the date of this Form 10-K. During the Trump Administration, Secretary of the Treasury Steven Mnuchin publicly voiced his intent to leave such guidance in force and effect. The current Secretary of the Treasury, Janet Yellen, has not provided any public comment regarding her positions on the 2014 FinCEN guidance, but has previously indicated that she would be in favor of legislation that would provide safe harbor to financial institutions that worked with state-legal marijuana-related businesses. Nonetheless, despite FinCEN's guidance, most banks and other financial institutions are still unwilling to provide banking or other financial services to marijuana businesses resulting in largely cash-based operations. While the FinCEN guidance decreased some risk for banks and financial institutions that accept marijuana business, it has not increased the industry's access to banking services because financial institutions are required to perform extensive, continuous customer diligence respecting marijuana customers and are not immune from prosecution based on transacting business with such customers. In fact, some banks that had been servicing marijuana businesses have been closing the marijuana businesses' accounts and are now refusing to open accounts for new marijuana businesses due to cost, risk, or both.

Although the Cole Memo was rescinded and FinCEN's guidance has not made financial services widely available to legal marijuana businesses, a key legislative safeguard for the medical cannabis industry remains in place. Specifically, certain temporary federal legislative enactments that protect the medical marijuana industry have also been in effect. For instance, certain marijuana businesses receive a measure of protection from federal prosecution by operation of a temporary appropriations measures that has been enacted into law as an amendment or "rider" to federal spending bills passed by Congress and signed by both Presidents Obama and Trump. First adopted in the Appropriations Act of 2015, Congress has since included in successive budgets a "rider" that prohibits the DOJ from expending any funds to enforce any law that interferes with a state's implementation of its own medical marijuana laws. The rider is known as the "Rohrbacher-Farr" amendment after its original lead sponsors (it is also sometimes referred to as the Rohrabacher-Blumenauer Amendment or the Joyce-Leahy Amendment). In 2021, President Biden proposed a budget with the Rohrbacher-Farr amendment included. The amendment has been renewed numerous times since then and is currently effective under the continuing resolution passed by Congress on September 30, 2023, and has continued to be renewed in final federal spending bills in years since. There is no indication the amendment will not be included in future federal spending bills as of the date of this Form 10-K.

Though there is no guarantee the Presidency of Donald Trump or a future administration will not change relevant federal policy, as a practical matter, the legal marijuana industry has not seen a material change in federal enforcement activities since rescission of the Cole Memo. Regardless, it is possible existing appropriation rider protection and existing prosecutorial discretion not to enforce federal drug laws against state-legal marijuana business could change at any time.

Revenue from our marijuana operations is subject to Section 280E of the Code. Section 280E of the Code prohibits marijuana businesses from deducting ordinary and necessary business expenses, resulting in a materially higher effective federal income tax rate than businesses in other industries. Therefore, businesses in the cannabis industry may be less profitable than they would otherwise be in a different industry.

Former President Biden asked the Department of Health and Human Services ("HHS") to initiate an expeditious review of the scheduling status of cannabis with an eye toward rescheduling in October 2022. On August 29, 2023, HHS delivered a recommendation to move cannabis from Schedule I to Schedule III to the Drug Enforcement Administration ("DEA").

The rescheduling recommendation from HHS is currently under DEA consideration. HHS Assistant Secretary of Health, Rachel Levine, sent a letter to DEA Administrator, Anne Milgram, that is believed to recommend rescheduling marijuana from Schedule I to Schedule III of the CSA. The recommendation was based on a scientific and medical review by the FDA with an analysis of the eight factors determinative of control of a substance under the CSA.

As a result, the DEA initiated a formal rule-making process that would potentially reschedule marijuana from its current Schedule I classification. The DEA is bound by the HHS recommendation in regard to the scientific and medical matters but can ultimately make a different scheduling decision. The DEA may also account for the United States' treaty obligations, including the United Nations Single Convention on Narcotics. The DEA will consider several factors that include: (1) marijuana's actual or relative potential for abuse, (2) scientific evidence of its pharmacological effect, (3) the state of current scientific knowledge; (4) history and current pattern of abuse, (5) scope, duration, and significance of abuse, (6) risks to public health, (7) psychic or psychological dependence liability, and (8) whether marijuana is an immediate precursor of a substance already controlled under the CSA. The regulation would be subject to challenges and judicial review. The DEA is not under a required timeline to initiate and complete this process.

On September 13, 2023, the Congressional Research Service ("CRS") published a report stating that the DEA is "likely" to reschedule marijuana according to the HHS recommendation. According to the CRS report, this would have "broad implications for federal policy" and potentially impact state medical and recreational programs. If rescheduling occurs, various federal agencies such as the DOJ, FDA, FinCEN, and the Internal Revenue Service ("IRS") may issue additional memoranda providing further regulatory, tax, and enforcement priority instruction as it relates to marijuana that would replace the previous guidance.

On May 21, 2024, the DEA published a proposed rule in the Federal Register by which it proposed to transfer marijuana from schedule I of the Controlled Substances Act to schedule III. The DEA stated that the re-scheduling would be "consistent with the view of the Department of Health and Human Services that marijuana has a currently accepted medical use as well as HHS's views about marijuana's abuse potential and level of physical or psychological dependence." The DEA further stated that "[i]f the transfer to schedule III is finalized, the regulatory controls applicable to schedule III controlled substances would apply, as appropriate, along with existing marijuana-specific requirements and any additional controls that might be implemented, including those that might be implemented to meet U.S. treaty obligations. If marijuana is transferred to schedule III, the manufacture, distribution, dispensing, and possession of marijuana would remain subject to the applicable criminal prohibitions of the Controlled Substances Act. Any drugs containing a substance within the Controlled Substances Act's definition of 'marijuana' would also remain subject to the applicable prohibitions in the Federal Food, Drug, and Cosmetic Act." As part of the proposed rule, the DEA solicited public comments through July 22, 2024 and received over 40,000 comments for the DEA to consider as part of finalizing its policy. On August 29, 2024, the DEA announced in the Federal register that it would hold a hearing on December 2, 2024, with respect to the proposed rescheduling of marijuana from Schedule I to Schedule III under the CSA. The hearing was cancelled by the Administrative Law Judge ("ALJ") assigned by the DEA in response to a request for an interlocutory appeal and, as a result, the ALJ stayed the process indefinitely.

On December 18, 2025, President Trump signed an executive order directing the U.S. Attorney General to complete the rescheduling process in an "expeditious manner." This process is anticipated to take at least a few months, but there is currently no verifiable timeline as to when cannabis will officially move from Schedule I to Schedule III of the CSA.

Industrial Hemp

In December 2018, the Agricultural Improvement Act of 2018 (the "2018 Farm Bill") became law in the U.S. Under the 2018 Farm Bill, industrial hemp, defined as the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids and isomers with no more than 0.3% delta 9-THC on a dry weight basis, and products derived therefrom were legalized and explicitly exempted from classification as Schedule I controlled substances in the U.S. The 2018 Farm Bill also allowed interstate commerce, enabling transportation and shipment of hemp and hemp-derived products across state lines.

While the intent of the 2018 Farm Bill was to legalize hemp for industrial applications, it also authorized consumer products containing cannabinoids derived from hemp, such as those containing CBD. Though seemingly inconsistent with Congress's intent, the 2018 Farm Bill also, arguably, authorized consumer products containing cannabinoids synthesized from hemp, such as delta-8-THC, which have intoxicating properties. This unintended consequence of the 2018 Farm Bill commonly referred to as the "hemp loophole" allowed rapid proliferation of intoxicating hemp-synthesized products across the U.S. However, because it was an unforeseen market, the 2018 Farm Bill included no consumer safeguards – effectively leaving these products unregulated, a circumstance that gave rise to uncontrolled distribution and an absence of quality and safety standards.

To address the federal regulatory vacuum, many states passed (or are presently pursuing) legislation seeking to ban or impose regulatory controls on intoxicating hemp-synthesized products. State efforts in this respect, however, have had varying levels of success, and despite applicable state laws, unregulated intoxicating hemp-synthesized products remain ubiquitous. In this context, and at the urging of 39 state and territory attorneys general, Congress acted to close the hemp loophole in October 2025 through a continuing appropriations bill (the "2025 Legislation" or the "Bill").

The 2025 Legislation made three consequential changes to federal hemp law. First, it narrowed the federal definition of hemp by replacing the delta-9-THC standard with a total THC standard, effectively closing the loophole that enabled products high in non-delta-9-THC to qualify as legal hemp. Second, the 2025 Legislation expressly excluded from the definition of legal hemp products containing cannabinoids that cannot be naturally produced by the cannabis sativa L plant and products containing cannabinoids that could be produced by the cannabis sativa plant but that are synthesized or manufactured outside the plant, making, *e.g.*, the conversion of CBD into delta-8-THC impermissible. Finally, the Bill introduced a THC cap that prohibits final hemp-derived products with more than 0.4 milligrams of total THC per container. These changes will become effective on November 12, 2026.

State Regulatory Environment

The following sections describe the legal and regulatory landscape in states where our subsidiaries currently operate or intend to operate in the near-term future. While we actively work to ensure all of our operations are fully compliant with applicable state and local laws, rules, regulations, licensing requirements, ordinances and other applicable governing authority, the rules and regulations as outlined below are not a comprehensive representation of all the rules that we and our subsidiaries are required to follow in each applicable state. There are significant risks associated with our business and readers are strongly encouraged to carefully review and consider all of the risks set forth and described herein.

Common State Law Requirements

Although each state has its own laws and regulations regarding the operation of cannabis businesses, certain of the laws and regulations are consistent across jurisdictions. For example, to operate legally under state laws, marijuana businesses must typically obtain a license from the state, and only marijuana grown or manufactured in the state may be sold by cannabis businesses within that state. In some states, local marijuana-specific approvals are also required. In these jurisdictions, local governments may be authorized to prohibit or otherwise impose material restrictions on cannabis operations, including by proscribing rules limiting the type(s) and/or number of license(s) allowed (such authority is in addition to ordinary and customary building, fire and land use regulatory control). In many cases, securing local approval(s) is a prerequisite to state issuance of a full or unconditional license.

Each state in which we operate specifies the types of cannabis licenses that are required for the various activities in which we engage. There are three primary types of licenses: cultivation, processing, and retail/dispensary. Cultivation licenses generally permit the holder to acquire and cultivate cannabis and sell that cannabis to dispensaries or processors. Some states allow cultivation license holders to process cannabis into cannabis-infused products as well, while other states require a separate processing license for this activity. Retail dispensary licenses permit the holder to purchase cannabis from cultivation or processing facilities and sell those products to individuals approved under their state's medical cannabis program or, where adult-use is permitted, to adults over the age of 21. Some states require a separate license for each activity, while others issue a single vertically integrated license that allows the holder to cultivate, process, and sell cannabis.

License application and renewal processes are unique to each state, and as applicable, each locality. However, generally each state's application process requires a comprehensive criminal history disclosure of key individuals (such as major shareholders, directors, officers, certain managers and other individuals to the extent they are known at the time of application ("Key Individuals"), and as to the applicant entity (and often its affiliates) and such Key Individuals, marijuana licensing and compliance history, financial and personal disclosures, detailed operating plans, facility information (often including drawings and plans), security-related plans, an affirmative obligation to report changes to or deviations from information set forth in the application, and other information designed to ensure only reputable, law-abiding individuals and entities ready, willing and able to operate in compliance with applicable state laws, rules and regulations are awarded marijuana licenses.

Applicants for marijuana licenses are commonly required to submit standard operating procedures ("SOPs") describing how the proposed business will secure its facility(ies), manage inventory, comply with inventory tracking requirements and other reporting obligations, effectuate safe marijuana transactions, handle waste, train employees, implement quality control measures, and perform other tasks necessary and appropriate to operate in a safe, secure, and compliant manner. SOPs submitted as part of licensing applications are typically reviewed, evaluated and ultimately approved by regulators, and must generally remain in force and effect after issuance of a license. Any material change to SOPs requires prior written regulatory approval in nearly all cases. Finally, marijuana operations are continuously subject to inspection, with or without notice, by cannabis regulators and certain authorized law enforcement agencies.

The following is a summary of the regulatory framework in each of our operating markets.

California

California Regulatory Landscape

In 1996, California was the first state to legalize cannabis possession and sales. Following years of legislative and regulatory changes, on July 12, 2021, Governor Gavin Newsom signed AB-141 into law, triggering the consolidation of the state's predecessor cannabis regulators (CalCannabis, the MCSB, and the BCC) into the newly created Department of Cannabis Control ("DCC"). The DCC was created in an effort to centralize regulatory authority and facilitate a more easily navigable regulatory regime. All licenses obtained under the previous regulatory authorities automatically transferred to the DCC, which is now responsible for issuing and renewing all cannabis licenses.

To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of California. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see without limitation, "*Risk Factors – Risks Related to the Regulatory Environment*".

California Licenses

In order to legally operate a medical or adult-use cannabis business in California, the operator must have both a local and state license. This requires license holders to operate in cities with cannabis licensing programs. Municipalities in California are allowed to determine the number of licenses they will issue to cannabis operators or can choose to ban cannabis businesses outright.

We are in compliance with the laws of the State of California and the related cannabis licensing framework. There are no current incidences of non-compliance, citations or notices of violation which are outstanding which may have an impact on our licenses, business activities or operations in the State of California. Notwithstanding the foregoing, like most businesses, we may from time-to-time experience incidences of non-compliance with applicable rules and regulations in the states in which we operate, including the State of California, and such non-compliance may have an impact on our licenses, business activities or operations in the applicable state. However, we take steps to minimize, disclose and remedy all incidences of non-compliance which may have an impact on our licenses, business activities or operations in all states in which we operate, including the State of California. See *"Regulatory Framework – Compliance"*.

Illinois

Illinois Regulatory Landscape

In January 2014, the Compassionate Use of Medical Cannabis Pilot Program Act, which allows individuals diagnosed with certain debilitating or "qualified" medical conditions to access medical marijuana, became effective. In January 2019, the Illinois Department of Health launched the Opioid Alternative Pilot Program, that allows individuals who have/ could receive a prescription for opioids to access medical marijuana.

In June 2019, Illinois legalized adult-use marijuana pursuant to the Cannabis Regulation and Tax Act (the IL Act). Effective January 1, 2020, Illinois residents 21 years of age and older may possess up to 30 grams of marijuana (non-residents may possess up to 15 grams).

To the knowledge of management, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of Illinois. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see without limitation, "*Risk Factors – Risks Related to the Regulatory Environment*".

Illinois Licenses

There are four principal license categories in Illinois: (1) cultivation (which includes processing); (2) infusing; (3) transportation; and (4) dispensary. Dispensaries are regulated by the Illinois Department of Financial and Professional Regulation; the remainder are regulated by the Illinois Department of Agriculture.

We are in compliance with the laws of the State of Illinois and the related cannabis licensing framework. There are no current incidences of non-compliance, citations or notices of violation outstanding which have an impact on our licenses, business activities or operations in the State of Illinois. Notwithstanding the foregoing, like all businesses we may from time-to-time experience incidences of non-compliance with applicable rules and regulations in the states in which we operate, including the State of Illinois, and such non-compliance may have an impact on our licenses, business activities or operations in the applicable state. However, we take steps to minimize, disclose and remedy all incidences of noncompliance which may have an impact on our licenses, business activities or operations in all states in which we operate, including the State of Illinois. See "*Regulatory Framework – Compliance*".

Massachusetts

Massachusetts Regulatory Landscape

Cannabis for medical use was legalized in Massachusetts by voter approval of the Massachusetts Medical Marijuana Initiative in 2012. The law took effect on January 1, 2013, eliminating criminal and civil penalties for the possession and use of up to a 60-day or ten (10) ounce supply of marijuana for medical use for patients possessing a State-issued registration card. In November 2016, Massachusetts voters approved Question 4 or the Massachusetts Marijuana Legalization, Regulation and Taxation of Marijuana Initiative, which allowed for recreational or "adult-use" cannabis in Massachusetts. In July 2017, the Cannabis Control Commission ("CCC") was established under Chapter 55 of the Acts of 2017 to implement and administer laws enabling access to medical and adult-use cannabis. The Commission was appointed in September 2017, and in November 2018, the CCC issued the first notices for retail marijuana establishments to commence adult-use operations in Massachusetts.

To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the Commonwealth of Massachusetts. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see without limitation, "*Risk Factors – Risks Related to the Regulatory Environment*".

Massachusetts Licenses

There is one principal medical cannabis license category in Massachusetts – a vertically integrated Medical Marijuana Treatment Center ("MTC") license. MTCs grow, process and dispense their own cannabis. On the adult-use side, there are many license categories, but the two principal ones are Marijuana Cultivator and Marijuana Establishment (dispensary). The CCC oversees the medical and adult-use programs, including licensing of cultivation, processing and dispensary facilities. Licensed medical dispensaries are given priority status in adult-use licensing.

The Company is in compliance with the laws of the Commonwealth of Massachusetts and the related cannabis licensing framework. There are no current incidences of non-compliance, citations or notices of violation outstanding which have an impact on the Company's licenses, business activities or operations in the Commonwealth of Massachusetts. Notwithstanding the foregoing, like all businesses the Company may from time-to-time experience incidences of non-compliance with applicable rules and regulations in the states in which the Company operates, including the Commonwealth of Massachusetts, and such non-compliance may have an impact on the Company's licenses, business activities or operations in the applicable state. However, the Company takes steps to minimize, disclose and remedy all incidences of non-compliance which may have an impact on the Company's licenses, business activities or operations in all states in which the Company operates, including the Commonwealth of Massachusetts. See "*Regulatory Framework – Compliance*".

Nevada

Nevada Regulatory Landscape

Medical marijuana use was legalized in Nevada by a ballot initiative in 2000. In November 2016, voters in Nevada passed an adult use marijuana measure to allow for the sale of adult use marijuana in the state. The first dispensaries to sell adult use marijuana began sales in July 2017. The Nevada Cannabis Compliance Board ("NV CCB") is the regulatory agency overseeing the medical and adult-use cannabis programs. The NV CCB has established limitations on the total number of adult-use and medical marijuana licenses.

To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of Nevada. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see without limitation, "*Risk Factors – Risks Related to the Regulatory Environment*".

Nevada Licenses

There are three principal license categories in Nevada: (1) cultivation; (2) processing; and (3) dispensary. The licenses are independently issued for each approved activity for use at our facilities in Nevada.

The Company is in compliance with the laws of the State of Nevada and the related cannabis licensing framework. There are no current incidences of non-compliance, citations or notices of violation outstanding which have an impact on the Company's business activities or operations in the State of Nevada. Notwithstanding the foregoing, like all businesses the Company may from time-to-time experience incidences of non-compliance with applicable rules and regulations in the states in which the Company operates, including the State of Nevada, and such non-compliance may have an impact on the Company's business activities or operations in the state. However, the Company takes steps to minimize, disclose and remedy all incidences of non-compliance which may have an impact on the Company's licenses, business activities or operations in all states in which the Company operates, including the State of Nevada. See "*Regulatory Framework – Compliance*".

New Jersey

New Jersey Regulatory Landscape

On January 18, 2010, the governor of New Jersey signed into law S.119, the Compassionate Use Medical Marijuana Act, providing for permitting the use of medical cannabis with physician approval. On July 2, 2019, the governor of New Jersey signed the Jake Honig Compassionate Use Medical Cannabis Act into law, which amended the Compassionate Use Medical Marijuana Act to allow for more license types. After voters approved a ballot measure in November 2019, the governor of New Jersey signed three bills into law in 2021 that establish an adult use program for adults who are at least 21 years old. New Jersey began adult-use sales on April 1, 2022.

To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of New Jersey. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see without limitation, "*Risk Factors – Risks Related to the Regulatory Environment*".

New Jersey License

The New Jersey Cannabis Regulatory Commission ("CRC") is responsible for regulating cannabis in New Jersey. License types in New Jersey include vertically integrated medical Alternative Treatment Centers and medical or adult-use cultivator, dispensary, and manufacturer licenses.

The Company is in compliance with the laws of the State of New Jersey and the related cannabis licensing framework. There are no current incidences of non-compliance, citations or notices of violation outstanding which have an impact on the Company's business activities or operations in the State of New Jersey. Notwithstanding the foregoing, like all businesses the Company may from time-to-time experience incidences of non-compliance with applicable rules and regulations in the states in which the Company operates, including the State of New Jersey, and such non-compliance may have an impact on the Company's business activities or operations in the state. However, the Company takes steps to minimize, disclose and remedy all incidences of non-compliance which may have an impact on the Company's licenses, business activities or operations in all states in which the Company operates, including the State of New Jersey. See "*Regulatory Framework – Compliance*".

Ohio

Ohio Regulatory Landscape

House Bill 523 effective on September 8, 2016, legalized medical marijuana in Ohio. The Ohio Medical Marijuana Control Program ("MMCP") allows people with certain medical conditions, upon the recommendation of an Ohio-licensed physician certified by the State Medical Board, to purchase and use medical marijuana. Sales of medical marijuana in Ohio began in January 2019.

On November 7, 2023, Ohio voters approved a ballot measure that would legalize adult-use marijuana. The law established the Division of Cannabis Control within the Department of Commerce to oversee and regulate the adult-use market and required state officials to promulgate rules creating new cannabis business applications within six months and to license existing medical cannabis businesses within nine months of enactment.

To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of Ohio. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see without limitation, "*Risk Factors – Risks Related to the Regulatory Environment*".

Ohio Licenses

There are three principal license categories in Ohio: (1) cultivation; (2) processing; and (3) dispensary. Licenses are issued and regulated by the Ohio Division of Cannabis Control ("ODCC").

The Company is in compliance with the laws of the State of Ohio and the related cannabis licensing framework. There are no current incidences of non-compliance, citations or notices of violation outstanding which have an impact on the Company's business activities or operations in the State of Ohio. Notwithstanding the foregoing, like all businesses the Company may from time-to-time experience incidences of non-compliance with applicable rules and regulations in the states in which the Company operates, including the State of Ohio, and such non-compliance may have an impact on the Company's business activities or operations in the state. However, the Company takes steps to minimize, disclose and remedy all incidences of non-compliance which may have an impact on the Company's licenses, business activities or operations in all states in which the Company operates, including the State of Ohio. See "*Regulatory Framework – Compliance*".

Pennsylvania

Pennsylvania Regulatory Landscape

The Pennsylvania medical cannabis program was signed into law on April 17, 2016, under Act 16 and provided access to state residents with qualifying conditions.

To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the Commonwealth of Pennsylvania. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see without limitation, "*Risk Factors – Risks Related to the Regulatory Environment*".

Pennsylvania Licenses

There are two principal license categories in Pennsylvania: (1) grower-processor and (2) dispensary. The licenses are independently issued for each approved activity for use at our facilities in Pennsylvania. All cultivation/processing establishments and dispensaries are licensed and regulated by the Pennsylvania Department of Health ("PA DOH").

The Company is in compliance with the laws of the Commonwealth of Pennsylvania and the related cannabis licensing framework. There are no current incidences of non-compliance, citations or notices of violation outstanding which have an impact on the Company's licenses, business activities or operations in the Commonwealth of Pennsylvania. Notwithstanding the foregoing, like all businesses the Company may from time-to-time experience incidences of non-compliance with applicable rules and regulations in the states in which the Company operates, including the Commonwealth of Pennsylvania, and such non-compliance may have an impact on the Company's licenses, business activities or operations in the applicable state. However, the Company takes steps to minimize, disclose and remedy all incidences of non-compliance which may have an impact on the Company's licenses, business activities or operations in all states in which the Company operates, including the Commonwealth of Pennsylvania. See "*Regulatory Framework – Compliance*".

Virginia

Virginia Regulatory Landscape

In 2017, Virginia passed a law that allowed patients suffering from intractable epilepsy access to CBD or THC-A oil. In 2018, this law was significantly expanded, which allowed any medical condition to qualify with state-certified physician, nurse practitioner or physician assistant recommendation. The next year, the law was amended to allow for higher potency THC. In February 2021, a law was passed that would legalize cannabis for adult use in Virginia. However certain provisions of this law were only effective if reenacted. In March 2026, legislation permitting the sale of cannabis for adult use was passed by the Virginia General Assembly and is pending action by the Governor. If signed into law, retail adult-use sales are expected to commence on January 1, 2027.

To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the Commonwealth of Virginia. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see without limitation, "*Risk Factors – Risks Related to the Regulatory Environment*".

<u>Virginia Licenses</u>

There is currently one principal license category in Virginia – a pharmaceutical processor. A pharmaceutical processor must have a vertically integrated cultivation, manufacturing and dispensing facility under one roof. A pharmaceutical processor may also have up to five off-site dispensaries and a secondary, off-site cultivation location. The primary regulatory body for cannabis is the Virginia Cannabis Control Authority. A pharmaceutical processor must obtain a permit from the Cannabis Control Authority and each location requires a facility-specific approval.

The Company is in compliance with the laws of the Commonwealth of Virginia and the related cannabis licensing framework. There are no current incidences of non-compliance, citations or notices of violation outstanding which have an impact on the Company's licenses, business activities or operations in the Commonwealth of Virginia. Notwithstanding the foregoing, like all businesses the Company may from time-to-time experience incidences of non-compliance with applicable rules and regulations in the states in which the Company operates, including the Commonwealth of Virginia, and such non-compliance may have an impact on the Company's licenses, business activities or operations in the applicable state. However, the Company takes steps to minimize, disclose and remedy all incidences of non-compliance which may have an impact on the Company's licenses, business activities or operations in all states in which the Company operates, including the Commonwealth of Virginia. See "*Regulatory Framework – Compliance*".

Compliance

With the oversight and under the direction of the VP of Compliance, the Company's legal department oversees, maintains, and implements a compliance program in conjunction with its operations in each jurisdiction. In addition to the Company's legal and compliance departments, the Company has local regulatory/compliance counsel engaged in every jurisdiction (state and local) in which it operates. Together with on-site management in each jurisdiction, the Company's legal and compliance departments are responsible for ensuring operations and employees strictly comply with applicable laws, regulations, and licensing conditions and ensure that operations do not endanger the health, safety or welfare of the community. The Company designates a duly qualified and experienced manager at each location who is responsible for coordinating with operational units within each facility (to extent applicable) to ensure that the operation and all employees are following and complying with the Company's written security procedures and all regulatory compliance standards.

In conjunction with the Company's human resources and operations departments, the compliance and quality departments help oversee and implement training for all employees, including on the following topics:

- compliance with state and local laws;
- cultivation/manufacturing/dispensing/transport procedures (as applicable);
- security and safety policies and procedures;
- inventory control, track-and-trace ("T&T"), seed-to-sale, and point of sale systems training (as applicable); and
- quality control.

The Company's compliance program emphasizes security and inventory control to ensure strict monitoring of cannabis (including living plants and harvested plant material) and cannabis product inventory. Only authorized, properly trained employees are allowed to access the Company's inventory management systems.

The Company's compliance department and legal team, comprised of in-house and local outside counsel, monitors all compliance notifications from the regulators and inspectors in each market, timely resolving any issues identified. The team maintains records of all compliance notifications received from the state regulators or inspectors and how and when the issue was resolved. The Company has created comprehensive standard operating procedures that include detailed descriptions and instructions for receiving shipments of inventory, inventory tracking, recordkeeping and record retention practices related to inventory, as well as procedures for performing inventory reconciliation and ensuring the accuracy of inventory tracking and recordkeeping. The Company maintains accurate records of its inventory at all licensed facilities. Adherence to the Company's standard operating procedures is mandatory and ensures that the Company's operations are compliant with the rules set forth by the applicable state and local laws, regulations, ordinances, licenses and other requirements. Training on these standard operating procedures is mandatory by all employees and defined by function and role.

The Company has developed and continues to refine a robust compliance program designed to ensure operational and regulatory requirements continue to be satisfied and has worked closely with experts and outside counsel to develop compliance procedures intended to assist the Company in monitoring compliance with U.S. state law on an ongoing basis. The Company will continue to work closely with outside counsel and other compliance experts to further develop, enhance and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the complex regulatory frameworks of the states where the Company operates. The internal compliance program currently in place includes continued monitoring by managers and executives of the Company and its subsidiaries to ensure that all operations conform to and comply with required laws, rules, regulations and SOPs. The Company further requires its operating subsidiaries to report and disclose all instances of non-compliance, regulatory, administrative, or legal proceedings that may be initiated against them.

Notwithstanding the foregoing, from time to time, as with all businesses and all rules, it is anticipated that the Company, through its subsidiaries and establishments to which the Company provides operational support, may experience incidences of non-compliance with applicable rules and regulations, which may include minor matters such as:

- staying open slightly too late due to an excess of customers at stated closing time;
- minor inventory discrepancies with regulatory reporting software;
- missing fields in regulatory reports;
- missing fields entries in a visitor log;
- cleaning schedules not available on display;
- educational materials and/or interpreter services not available in a sufficient number of languages;
- updated staffing plan not immediately available on site;
- improper illumination of external signage;
- marijuana infused product utensils improperly stored;
- partial obstruction of camera views; and/or
- supplemental use of onsite surveillance room (i.e., storage).

In addition, either on an inspection basis or in response to complaints, such as from neighbors, customers or former employees, State or local regulators may, among other things, issue investigatory- or demand-type letters, give warnings to or cite businesses which the Company operates or for which the Company provides operational support for violations, including those listed above. Such regulatory actions could lead to a requirement or directive to submit and thereafter comply with (for example) a plan of correction. Depending on the jurisdiction, it is also possible regulators may assess penalties and/or amendments, suspensions or revocations of licenses or otherwise take action that may impact the Company's licenses, business activities, operational support activities or operations.

To minimize opportunities for non-compliance and among other measures, the Company has implemented regular compliance reviews to ensure its subsidiaries and establishments to which it provides operational support are operating in conformance with applicable State and local cannabis rules and regulations. In the event non-compliance is discovered, during a compliance review or otherwise, the Company will promptly remedy the same, including by self-reporting to applicable State and local cannabis regulators as and when required by law and will make all requisite and appropriate public disclosures of non-compliance, citations, notices of violation and the like which may have an impact on its licenses, business activities, operational support activities or operations.

State License Renewal Requirements

For each of our provisional and operational licenses, the states impose strict license renewal requirements that vary state by state. We generally must complete the renewal application process within a prescribed period of time prior to the expiration date and pay an application fee. The state licensing body can deny or revoke licenses and renewals for a variety of reasons, including but not limited to (a) submission of materially inaccurate, incomplete or fraudulent information, (b) failure of the company or any of its directors or officers to comply, or have a history of non-compliance, with any applicable law or regulation, including laws relating to minimum age of customers, safety and non-diversion of cannabis or cannabis products, taxes, child support, workers compensation and insurance coverage, or otherwise remain in good standing (c) failure to submit or implement a plan of correction for any identified violation, (d) attempting to assign registration to another entity without state approval, (e) insufficient financial resources, (f) committing, permitting, aiding or abetting of any illegal practices in the operation of a facility, (g) failure to cooperate or give information to relevant law enforcement related to any matter arising out of conduct at a licensed facility and (h) lack of responsible operations, as evidenced by negligence, disorderly or unsanitary facilities or permitting a person to use a registration card belonging to another person. Certain jurisdictions also require licensees to attend a public hearing or forum in connection with their license renewal application.

Human Capital Resources

As of December 31, 2025, we had 1,288 employees. We are committed to hiring talented individuals and maximizing individual potential, while fostering growth and career advancement. Our goal is to use the highest standards in attracting the best talent, offering competitive compensation, as well as implementing best practices in evaluating, recruiting and onboarding our human capital.

Our employees are split across the Company as follows:

Corporate	120
Retail	668
Manufacturing	500
Total:	1,288

As of December 31, 2025, approximately 25 employees who work in one of our Sauget, Illinois dispensary locations are covered by a collective bargaining agreement with United Food and Commercial Workers Union, Local 881.

As of December 31, 2025, approximately 135 employees who work in our Scranton, Pennsylvania cultivation and processing facility and approximately 23 employees who work in our Bethlehem, Dickson City and Stroudsburg, Pennsylvania dispensaries are covered by a collective bargaining agreement with United Food and Commercial Workers Union, Local 1776KS, which continues in effect as the parties negotiate a successor agreement.

We did not experience any union work stoppages in 2025 and we consider our relationship with our employees to be good.

Available Information

We maintain a website at http://www.jushico.com. Through this website, our filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all filed exhibits and amendments to those reports, will be accessible (free of charge) as soon as reasonably practicable after materials are electronically filed, with or furnished to, the SEC. The information provided on our website is not part of this document. You may find our filings on the SEC's website at www.sec.gov. Additional information relating to the Company is also available under the Company's profile under SEDAR at www.sedar.com.

Item 1A. Risk Factors

Summary of Risk Factors

The Company is subject to numerous risks and uncertainties, any of which could have a significant or material adverse effect on our business, financial condition, liquidity or consolidated financial statements. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks we face, can be found below under the heading "Risk Factors" and should be carefully considered, together with other information in this Annual Report on Form 10-K and our other filings with the SEC, before making a decision to invest in our Subordinate Voting Shares.

Risks Related to Our Business and Industry
- The cannabis industry is relatively new, and we face risks due to such immaturity and limited comparable, competitive or established industry best practices.
- Our ability to grow our medical and adult-use cannabis product offerings and dispensary services may be limited.
- Our success will depend, in part, on our ability to grow our business, which may be through acquiring other companies or technologies which each includes inherent risks.
- If we cannot manage our growth, it could have a material adverse effect on our business, financial condition and results of operations.
- We have incurred losses and negative cash flow from operations in the past, and we expect to incur significant ongoing costs and obligations related to our investments in infrastructure, growth, regulatory compliance and operations and may not be able to sustain profitability.
- The market for the Subordinate Voting Shares may be limited for holders of our securities who live in the U.S.
- We expect to be subject to taxation in both Canada and the U.S., which could have a material adverse effect on our financial condition and results of operations.
- We face increasing competition that may materially and adversely affect our business, financial condition and results of operations.
- We may not be able to accurately forecast our operating results and plan our operations due to uncertainties in the cannabis industry.
- We are subject to risks related to growing an agricultural product.
- We are highly dependent on certain key personnel.
- We face inherent risks of liability claims related to the use of our products.
- We may become party to litigation in the ordinary course of business.
- We may be unable to obtain adequate insurance coverage.
- Consumer preferences may change and our products may no longer be appealing to consumers.
- Our medical marijuana business may be impacted by consumer perception of the cannabis industry, which we cannot control or predict.
- Product recalls could result in a material and adverse impact on our business, financial condition and results of operations.
- We are subject to security risks related to our products as well as our information and technology systems.
- We face exposure to fraudulent or illegal activity by employees, contractors, consultants and agents, which may subject us to investigations and actions, and our reputation and ability to do business may be negatively impacted by the improper conduct of our business partners, employees or agents.
- We have in the past and may in the future experience threats and breaches to our data and information technology systems, including malicious software codes, viruses, phishing, ransomware and other cyber-attacks, that disrupt our information systems or operations, or result in the dissemination of sensitive personal or confidential information or unauthorized financial access, theft or crimes, which could result in increased costs, economic losses, exposure to significant liability, reputational harm, loss of business, and other serious negative consequences.
- We have a substantial level of indebtedness that requires us to comply with certain restrictions and covenants, and we may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to

satisfy our obligations under our indebtedness, which may not be successful. The terms of our indebtedness may also impair our ability to respond to changing business and economic conditions and may seriously harm our business.
- We are subject to labor risks and a dispute with our employees or labor unions could have an adverse effect on our results of operations.
- We rely on third-party suppliers, manufacturers and contractors, and other key inputs.
- We rely on key utility services.
- Inflation could pose a risk to our business.

Risks Related to the Regulatory Environment
- Cannabis is illegal under U.S. federal law.
- The regulation of cannabis in the U.S. is uncertain.
- Government inquiries and investigations could harm our business or reputation.
- We are constrained by law in our ability to market our products in the jurisdictions in which we operate.
- Anti-Money Laundering Laws in the U.S. may limit access to funds from banks and other financial institutions.
- We are subject to certain tax provisions that have a material adverse effect on our business, financial condition and results of operations, are subject to tax audits by various tax authorities in multiple jurisdictions, and may not be successful in defending our tax filing positions.
- The re-classification of cannabis or changes in U.S. controlled substance laws and regulations could have a material adverse effect on our business, financial condition and results of operations.
- Potential regulation by the FDA could have a material adverse effect on our business, financial condition and results of operations.
- We could be materially adversely impacted due to restrictions under U.S. border entry laws.
- Challenging U.S. and global economic conditions may negatively impact our business, financial condition and results of operations.
- As a cannabis company, we may be subject to heightened scrutiny in Canada and the U.S. that could materially adversely impact the liquidity of the Subordinate Voting Shares.
- We may not be able to locate and obtain the rights to operate at preferred locations.
- We may not have access to U.S. bankruptcy protections available to non-cannabis businesses.
- There is doubt regarding our ability to enforce contracts.
- We are subject to limits on our ability to own the licenses necessary to operate our business, which will adversely affect our ability to grow our business and market share in certain states.
- We may not be able to adequately protect our intellectual property.
- Our property is subject to risk of civil asset forfeiture.
- We could be subject to criminal prosecution or civil liabilities under the Racketeer Influenced Corrupt Organizations Act ("RICO").

Risks Related to Owning Jushi's Subordinate Voting Shares
- Return on Subordinate Voting Shares is not guaranteed.
- Raising additional capital may cause dilution to our shareholders.
- Sales of substantial amounts of Subordinate Voting Shares by our existing shareholders in the public market may have an adverse effect on the market price of the Subordinate Voting Shares.
- The market price for the Subordinate Voting Shares has been and is likely to continue to be volatile.
- If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about our business or our market, our share price and trading volume could decline.
- There may not be sufficient liquidity in the markets for our Subordinate Voting Shares.
- We are subject to increased costs as a result of being a U.S. and Canadian reporting company.
- We are an "emerging growth company" and a "smaller reporting company" and will be able take advantage of reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies, which could make our Subordinate Voting Shares less attractive to investors.
- Our internal controls over financial reporting may not be effective, and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Risk Factors

Risks Related to Our Business and Industry

The cannabis industry is relatively new.

We are operating in a relatively new industry and market. In addition to being subject to general business risks, we must continue to build brand awareness in this industry and market share through significant investments in our strategy, production capacity, quality assurance and compliance with regulations. Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids, such as cannabidiol (CBD), and tetrahydrocannabinol (THC) remains in relatively early stages. Few clinical trials on the benefits of cannabis or isolated cannabinoids have been conducted. Future research and clinical trials may draw opposing conclusions to statements contained in the articles, reports and studies currently favored, or could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to medical cannabis, which could adversely affect social acceptance of cannabis and the demand for our products and dispensary services.

Accordingly, there is no assurance that the cannabis industry and the market for medicinal and/or adult-use cannabis will continue to exist and grow as currently anticipated or function and evolve in a manner consistent with management's expectations and assumptions. Any event or circumstance that adversely affects the cannabis industry, such as the imposition of further restrictions on sales and marketing or further restrictions on sales in certain areas and markets could have a material adverse effect on our business, financial condition and results of operations.

We face risks due to industry immaturity and limited comparable, competitive or established industry best practices.

As a relatively new industry constrained by varying state regulations, there are not many established operators in the medical and adult-use cannabis industry whose business models we can follow or build upon. Similarly, there is limited information about comparable companies available for potential investors to review in making a decision about whether to invest in us.

Shareholders and investors should consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies, like us, that are in their early stages. For example, unanticipated expenses and problems or technical difficulties may occur, which may result in material delays in the operation of our business. We may fail to successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to cease operations and could impair the value of the Subordinate Voting Shares to the extent that investors may lose their entire investments.

Our ability to grow our medical and adult-use cannabis product offerings and dispensary services may be limited.

As we introduce or expand our medical and adult-use cannabis product offerings and dispensary services, we may incur losses or otherwise fail to enter certain markets successfully. Our expansion into new markets may place us in competitive and regulatory environments with which we are unfamiliar and involve various risks, including the need to invest significant resources and the possibility that returns on those investments will not be achieved for several years, if at all. In attempting to establish new product offerings or dispensary services, we may incur significant expenses and face various other challenges, such as expanding our work force and management personnel to cover these markets and complying with complicated cannabis regulations that apply to these markets. In addition, we may not successfully demonstrate the value of these product offerings and dispensary services to consumers, and failure to do so would compromise our ability to successfully expand these additional revenue streams.

We may acquire other companies or technologies.

Our success will depend, in part, on our ability to grow our business in response to the demands of consumers and other constituents within the cannabis industry as well as competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. In addition, we may not realize the expected benefits from completed acquisitions. The risks we face in connection with acquisition include:

- diversion of management time and focus from operating our business to addressing acquisition integration challenges;
- coordination of research and development and sales and marketing functions;
- retention of employees from the acquired company;
- cultural challenges associated with integrating employees from the acquired company into our organization;
- integration of the acquired company's accounting, management information, human resources, and other administrative systems;
- the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;
- potential write-offs of intangible assets or other assets acquired in transactions that may have an adverse effect on our operating results in a given period;
- liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities; and
- litigation or other claims in connection with the acquired company, including claims from terminated employees, consumers, former shareholders, or other third parties.

Our failure to address these risks or other problems encountered in connection with any future acquisitions or investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally. Future acquisitions could also result in the incurrence of debt, contingent liabilities, amortization expenses, or the impairment of goodwill, any of which could harm our financial condition.

We may issue additional Subordinate Voting Shares in connection with such transactions, which would dilute our other shareholders' interests in us. The presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition could have a material adverse effect on our business, results of operations, prospects and financial condition. A strategic transaction may result in a significant change in the nature of our business, operations and strategy. In addition, we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our operations.

If we cannot manage our growth, it could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to growth-related risks, including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Our inability to successfully manage our growth may have a material adverse effect on our business, financial condition, results of operations or prospects.

We have incurred losses and negative cash flow from operations in the past, and we expect to incur significant ongoing costs and obligations related to our investments in infrastructure, growth, regulatory compliance and operations and may not be able to sustain profitability.

Although we reported net income from operations and positive cash flow from operating activities for the years ended December 31, 2025 and 2024, in prior years we've had losses from operations and negative cash flow from operating activities. We may incur losses and negative operating cash flow in the future. We expect to incur significant ongoing costs and obligations related to our investment in infrastructure and growth and for regulatory compliance, which could have a material adverse impact on our results of operations, financial condition and cash flows. In addition, future changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase our compliance costs or give rise to material liabilities, which could have a material adverse effect on our business, results of operations and financial condition. Our efforts to grow our business may be more costly than expected, and we may not be able to increase our revenue enough to offset these higher operating expenses. We may incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to sustain profitability, the market price of our securities may significantly decrease.

The market for the Subordinate Voting Shares may be limited for holders of our securities who live in the U.S.

Given the heightened risk profile associated with cannabis in the U.S., capital markets participants may be unwilling to assist with the settlement of trades for U.S. resident securityholders of companies with operations in the U.S. cannabis industry, which may prohibit or significantly impair the ability of securityholders in the U.S. to trade our securities. In the event residents of the U.S. are unable to settle trades of our securities, this may affect the pricing of such securities in the secondary market, the transparency and availability of trading prices and the liquidity of these securities.

We expect to be subject to taxation in both Canada and the U.S., which could have a material adverse effect on our financial condition and results of operations.

We are a Canadian corporation, and as a result generally would be classified as a non-U.S. corporation under the general rules of U.S. federal income taxation. Section 7874 of U.S. Internal Revenue Code of 1986, as amended (the "Code"), however, contains rules that can cause a non-U.S. corporation to be taxed as a U.S. corporation for U.S. federal income tax purposes. Under Section 7874 of the Code, a corporation created or organized outside of the U.S. will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes, which is referred to as an inversion, if each of the following three conditions are met: (i) the non-U.S. corporation acquires, directly or indirectly, or is treated as acquiring under applicable U.S. Treasury regulations, substantially all of the assets held, directly or indirectly, by a U.S. corporation or constituting a U.S. trade or business, (ii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80% (by vote or value) of the shares of the non-U.S. corporation by reason of holding shares of the acquired U.S. corporation or acquired trade or business, and (iii) after the acquisition, the non-U.S. corporation's expanded affiliated group does not have substantial business activities in the non-U.S. corporation's country of organization or incorporation when compared to the expanded affiliated group's total business activities.

Pursuant to Section 7874 of the Code, we are classified as a U.S. corporation for U.S. federal income tax purposes and are subject to U.S. federal income tax on our worldwide income. Regardless of any application of Section 7874 of the Code, however, we expect to be treated as a Canadian resident company for purposes of the Canadian Income Tax Act, as amended. As a result, we will be subject to taxation both in Canada and the U.S., which could have a material adverse effect on our financial condition and results of operations.

We are a holding company and our ability to pay dividends or make other distributions to shareholders may be limited.

We are a holding company and essentially all of our assets are the capital stock of our subsidiaries. We currently conduct substantially all of our business through our subsidiaries, which currently generate substantially all of our revenues. Consequently, our cash flows and ability to complete current or desirable future growth opportunities are largely dependent on the earnings of our subsidiaries and the distribution of those earnings to Jushi Holdings Inc. The ability of our subsidiaries to pay dividends and other distributions will depend on those subsidiaries' operating results and will be subject to applicable laws and regulations that require solvency and capital standards be maintained by a subsidiary company and contractual restrictions contained in the instruments governing any current or future indebtedness of our subsidiaries. In the event of a bankruptcy, liquidation or reorganization of our subsidiaries, holders of indebtedness and trade creditors of that subsidiary may be entitled to payment of their claims from that subsidiary's assets before we or our shareholders would be entitled to any payment or residual assets.

We face increasing competition that may materially and adversely affect our business, financial condition and results of operations.

We face competition from companies that may have greater capitalization, greater access to public equity markets, longer operating histories and more manufacturing, retail and marketing experience than us. As we execute our growth strategy, operators in markets we enter in the future will become direct competitors, and we are likely to face intense competition from these companies. In markets we are already operating in, we are likely to continue to face increasing competition from our competitors. Increased competition by larger and better financed competitors could materially and adversely affect our business, financial condition and results of operations.

If the number of users of adult-use and medical marijuana in the U.S. increases, the demand for products will increase. Consequently, we expect that competition will become more intense as current and future competitors will likely begin to offer an increasing number of diversified products to respond to such increased demand. To remain competitive, we will require a continued investment in research and development, marketing, sales and client support. We may not have the necessary resources to maintain sufficient levels of investment in research and development, marketing, sales and client support efforts to remain competitive, which could materially and adversely affect our business, financial condition and results of operations.

The cannabis industry is undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and the formation of strategic relationships. Acquisitions of third parties by our competitors or other consolidating transactions could harm us in a number of ways, including losing customers, revenue and market share, or forcing us to expend greater resources to meet new or additional competitive threats, all of which could harm our operating results. As competitors enter the market and become increasingly sophisticated, competition in our industry may intensify and place downward pressure on prices for our products and services, which could result in impairment of our asset values and negatively impact our profitability.

We may not be able to accurately forecast our operating results and plan our operations due to uncertainties in the cannabis industry.

Because U.S. federal and state laws prevent widespread participation in and otherwise hinder market research in the medical and adult-use cannabis industry, the third-party market data available to us is limited and unreliable. Accordingly, we must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry. Our market research and projections of estimated total retail sales, demographics, demand, and similar consumer research, are based on assumptions from limited and unreliable market data, and generally represent the personal opinions of our management team as of the date of this report. A failure in the demand for our products to materialize as a result of competition, technological change or other factors could have a material adverse effect on our business, results of operations, financial condition or prospects.

We are subject to risks related to growing an agricultural product.

Our business involves the growing of cannabis, an agricultural product. Such business is subject to the risks inherent in the agricultural business, such as losses due to infestation by insects or plant diseases, natural disasters and similar agricultural risks. Although much of our growing is expected to be completed indoors, there can be no assurance that natural elements will not have a material adverse effect on our future production.

We are highly dependent on certain key personnel.

We depend on key managerial personnel, including James Cacioppo, our Chief Executive Officer and Chairman, for our continued success, and our anticipated growth may require additional expertise and the addition of new qualified personnel. Qualified individuals within the cannabis industry are in high demand and we may incur significant costs to attract and retain qualified management personnel, or be unable to attract or retain personnel necessary to operate or expand our business. The loss of the services of existing personnel or our failure to recruit additional key managerial personnel in a timely manner, or at all, could harm our business development programs and our ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees, and generate revenues, and could have a material adverse effect on our business, financial condition and results of operations.

We face inherent risks of liability claims related to the use of our products.

As a distributor of products designed to be ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products cause or are alleged to have caused significant loss or injury. Although we have quality control procedures in place, we may be subject to various product liability claims, including, among others, that the products produced by us, or the products that we purchase from third party licensed producers, caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. Previously unknown adverse reactions resulting from human consumption and use of cannabis products alone or in combination with other medications or substances could occur. In addition, the manufacture and sale of cannabis products involves risk of injury to consumers due to tampering by unauthorized third parties or product contamination. A product liability claim or regulatory action against us, whether or not successful, could result in materially increased costs, adversely affect our reputation with our clients and consumers generally, and have a material adverse effect on our results of operations and financial condition.

We may become a party to litigation in the ordinary course of business.

We may become a party to litigation from time to time in the ordinary course of business which could adversely affect our business. Should any litigation be brought against us, such litigation could result in substantial cost to the Company and could divert management's time and attention away from day-to-day operations which could have an adverse effect on our results of operations and financial condition. In addition, should any litigation in which we become involved be determined against us, such a decision could adversely affect our ability to continue operating and the market price for the Subordinate Voting Shares.

We may be unable to obtain adequate insurance coverage.

We have obtained insurance coverage with respect to workers' compensation, general liability, directors' and officers' liability, fire and other similar policies customarily obtained for businesses to the extent commercially appropriate; however, because we are engaged in and operate within the cannabis industry, there are exclusions and additional difficulties and complexities associated with our insurance coverage that could cause us to suffer uninsured losses, which could adversely affect our business, results of operations, and profitability. There is no assurance that we will be able to obtain insurance coverage at a reasonable cost or fully utilize such insurance coverage, if necessary.

Consumer preferences may change and our products may no longer be appealing to consumers.

Consumer preferences may change, and we may be unsuccessful in acquiring or retaining consumers and keeping pace with changing market developments. This could result in lower than expected demand for our products, which could adversely affect our revenues.

As a result of constantly changing consumer preferences, consumer products often attain financial success for a limited period of time. Even if our products achieve financial success, there can be no assurance that we are able to maintain that success or that those products will enable us to continue to be profitable. Our success will be significantly dependent upon our ability to develop new and improved product lines and adapt to consumer preferences. Even if we are successful in introducing new products or further developing our current products, the failure of those products to gain consumer acceptance or the failure to update our products in ways that our customers expect could cause a decline in our products' popularity and impair our brand. In addition, we may be required to invest significant amounts of capital in the creation of new product lines, brands, marketing campaigns, packaging and other product features—none of which are guaranteed to be successful. Failure to introduce new features and product lines and to achieve and sustain market acceptance, or our inability to satisfy consumer preferences, could adversely affect our ability to generate sufficient revenue in order to maintain profitability.

The cannabis industry is in its early stages of development and it is likely that we, and our competitors, will seek to introduce new products in the future. We may not be successful in developing desirable and safe new products, anticipating shifts in social trends and consumer demands, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on our business and results of operations.

Our medical marijuana business may be impacted by consumer perception of the cannabis industry, which we cannot control or predict.

We believe that the medical marijuana industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of medical marijuana distributed to those consumers and/or marijuana generally. Consumer perception of our products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical marijuana products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and our business, results of operations, financial condition and cash flows.

Product recalls could result in a material and adverse impact on our business, financial condition and results of operations.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of our products are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing our products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of our significant brands were subject to recall, the image of that brand and Jushi generally could be harmed. Any recall could lead to decreased demand for our products and could have a material adverse effect on our results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of our operations by regulatory agencies, requiring further management attention and potential legal fees and other expenses.

We are subject to security risks related to our products as well as our information and technology systems.

Given the nature of our product and its limited legal availability, we are at significant risk of theft at our facilities. We implement security measures to counteract this threat, but there is no guarantee that these measures will be sufficient. A breach of our security measures at one of our facilities could result in the loss of significant amounts of assets and/or cash, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing our products.

In addition, we collect and store personal information about our patients and confidential information about our business, and we are responsible for protecting that information from privacy breaches. We store certain personally identifiable information and other confidential information of our customers and/or our business on our systems and applications. We may retain third-party vendors to collect and store personally identifiable information and other confidential information and/or our business, to the extent permitted by applicable law. Though we maintain, and expect our third-party vendors to maintain, robust, proprietary security protocols, we or our third-party vendors may experience attempts by unauthorized parties to access the personally identifiable information and other confidential information of our customers and/or our business. This information could also be otherwise exposed through human error or malfeasance by us or our third-party vendors. The unauthorized access or compromise of this personally identifiable information and/or other confidential information could have a material adverse impact on our business, financial condition, reputation and results of operations.

A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach could expose us to additional liability and to potentially costly litigation and such theft or privacy breach would have a material adverse effect on our business, financial condition, reputation and results of operations.

Our operations depend and will depend, in part, on how well we and our third-party vendors protect our networks, equipment, information technology ("IT") systems and software against damage from a number of threats, including, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend and will continue to depend on our and our third-party vendors' timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as preemptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

We face exposure to fraudulent or illegal activity by employees, contractors, consultants and agents, which may subject us to investigations and actions.

We are exposed to the risk that any of the employees, independent contractors and consultants of our company and our subsidiaries may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates, (i) government regulations, (ii) manufacturing standards, (iii) federal and local healthcare fraud and abuse laws and regulations, or (iv) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for us to identify and deter misconduct by our employees and other third parties, and the precautions taken by us to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. We cannot provide assurance that our internal controls and compliance systems will protect us from acts committed by our employees, agents or business partners in violation of U.S. federal or state or local laws. If any such actions are instituted against us, and we are not successful in defending or asserting our rights, those actions could have a material impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

Our reputation and ability to do business may be negatively impacted by the improper conduct of our business partners, employees or agents.

In California, Illinois and New Jersey, we depend solely on third-party suppliers for products. Products purchased from our suppliers are resold to our customers. These suppliers could fail to produce products to our specifications or quality standards and may not deliver units on a timely basis. Any changes in our suppliers' production or product availability could impact our ability to fulfill orders and could also disrupt our business due to delays in finding new suppliers. Any improper acts by any third party we rely on for production or shipping could have an adverse effect on our business.

Furthermore, we cannot provide assurance that our internal controls and compliance systems will protect us from acts committed by our employees, agents or business partners in violation of U.S. federal or state or local laws. Any improper acts or allegations could damage our reputation and subject us to civil or criminal investigations and related stockholder lawsuits, could lead to substantial civil and criminal monetary and non-monetary penalties and could cause us to incur significant legal and investigatory fees.

We have in the past and may in the future experience threats and breaches to our data and information technology systems, including malicious software codes, viruses, phishing, ransomware and other cyber-attacks, that disrupt our information systems or operations, or result in the dissemination of sensitive personal or confidential information or unauthorized financial access, theft or crimes, which could result in increased costs, economic losses, exposure to significant liability, reputational harm, loss of business, and other serious negative consequences.

Our data and information technology systems are subject to a growing number of threats from computer programmers, hackers, and other adversaries that may be able to penetrate our network security and misappropriate our confidential information or that of third parties, create system disruptions, or cause damage, security issues, or shutdowns. They also may be able to develop and deploy viruses, worms, ransomware and other malicious software programs that attack our systems or otherwise exploit security vulnerabilities. Because the techniques used to circumvent, gain access to, or sabotage security systems, can be highly sophisticated and change frequently, they often are not recognized until launched against a target, and may originate from less regulated and remote areas around the world. We may be unable to anticipate these techniques or implement adequate preventive measures, resulting in potential data loss and damage to our systems. Our systems are also subject to compromise from internal threats such as improper action by employees, including phishing attacks or malicious insiders, or by vendors, counterparties, and other third parties with otherwise legitimate access to our systems. Our policies, employee training (including phishing prevention training), procedures, and technical safeguards may not prevent all improper access to our network or proprietary or confidential information by employees, vendors, counterparties, or other third parties. Our facilities may also be vulnerable to security incidents or security attacks, acts of vandalism or theft, misplaced or lost data, human errors, or other similar events that could negatively affect our systems, and our and our customers' data. Additionally, our vendors and any third-party service providers we use who process information on our behalf may cause security breaches for which we are responsible or suffer losses.

For instance, in 2023 we became aware that we were subject to what we believe was a phishing attack which resulted in payment being made to an individual pretending to be a legitimate vendor. No such attacks occurred in 2024 or 2025. Although these attacks were not material, such losses in the future could have a material adverse effect on our business operations, cash flows and financial condition.

Any compromise or perceived compromise of the security of our systems or the systems of one or more of our vendors or service providers could damage our reputation and brand, cause the termination of relationships with our partners and customers, result in disruption or interruption to our business operations, and subject us to significant liability and expense, which would harm our business, operating results, and financial condition.

We have a substantial level of indebtedness that requires us to comply with restrictions and covenants, and we may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful. The terms of our indebtedness may also impair our ability to respond to changing business and economic conditions and may seriously harm our business.

We had $193.1 million of indebtedness, as of December 31, 2025, excluding $21.5 million of debt that is subject to indemnity claims in favor of the Company. We have incurred significant indebtedness under our 2026 Term Loan and certain acquisition-related promissory notes to fund working capital and other cash needs and to fund acquisitions. We expect to incur additional indebtedness in the future.

Our debt service cost for the 2026 Term Loan is $5.0 million per calendar quarter. The 2026 Term Loan is secured by all material assets and owned equity of the Company and certain of its wholly-owned direct and indirect subsidiaries, subject to certain exclusions including cannabis, cannabis-related, hemp and hemp-related permits and licenses that cannot be secured as a matter of law, rule or regulation, inventory, and assets and equity interests that cannot be collateralized pursuant to law, rule, regulation or contractual obligation.

In addition, the terms of our existing debt instruments require, and any debt instruments we enter into in the future may require, that we comply with certain restrictions and covenants. These covenants and restrictions, as well as any significant increase in our indebtedness, could adversely impact us for a number of reasons, including:

- resulting in an event of default if we fail to satisfy our obligations under our outstanding debt or fail to comply with the financial or other restrictive covenants contained in the agreements governing our other indebtedness, which event of default could result in all of our debt becoming immediately due and payable and could permit our lenders and noteholders to foreclose on the assets securing any such debt;
- increasing our vulnerability to general economic and industry conditions;
- requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;
- limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and
- limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have less debt.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure that we will generate a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations or if we are unable to refinance existing indebtedness on favorable terms if necessary or desirable, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and thus render us unable to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations, the terms of our debt instruments may prohibit such dispositions. We may not otherwise be able to consummate those dispositions or be able to obtain the proceeds which we could realize from them and any such proceeds received may not be adequate to meet any debt service obligations then due, which would seriously harm our business and prospects.

We are subject to labor risks and a dispute with our employees or labor unions could have an adverse effect on our results of operations.

Labor unions are working to organize workforces in the cannabis industry in general. As of December 31, 2025, approximately 183 of our employees are covered or eligible to be covered by collective bargaining agreements with labor unions, and it is possible that employees in certain other facilities or dispensaries will be organized in the future, which could lead to work stoppages or increased labor costs and adversely affect our business, profitability and our ability to reinvest into the growth of our business. Labor unions may also limit our flexibility in dealing with our workforce. Work stoppages and instability in our union relationships could delay the production and sale of our products, which could strain relationships with customers and cause a loss of revenues which would adversely affect our operations.

We rely on third-party suppliers, manufacturers and contractors, and other key inputs.

Our business is dependent on a number of key inputs from third-parties and their related costs, including raw materials and supplies related to our cultivation and manufacturing operations, as well as electricity, water and other local utilities. Due to the uncertain regulatory landscape for regulating cannabis in the U.S., our third-party suppliers, manufacturers and contractors may elect, at any time, to decline or withdraw services necessary for our operations. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs from third-parties could materially impact our business, financial condition and operating results of the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers in the future. If we become reliant upon a sole source supplier and that supplier was to go out of business or suspend services, we might be unable to find a replacement for such source in a timely manner or at all. Similarly, if any future sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to us in the future. Additionally, any supplier could at any time suspend or withdraw services. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on our business, financial condition and operating results.

We rely on key utility services.

Our business is dependent on a number of key inputs and their related costs, including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Our cannabis growing operations consume and will continue to consume considerable energy, which makes us vulnerable to rising energy costs. Accordingly, rising or volatile energy costs may, in the future, adversely impact our business and our ability to operate profitably. Additionally, any significant interruption or negative change in the availability or economics of the supply chain for our key inputs could materially impact our business, financial condition and operating results. If we are unable to secure required supplies and services on satisfactory terms, it could have a materially adverse impact on our business, financial condition and operating results.

Inflation could pose a risk to our business.

A continued upward rate of inflation could influence the profits that we generate from our business. When the rate of inflation rises, the operational costs of running our company also increases, such as labor costs, raw materials and public utilities, thus affecting our ability to provide our products at competitive prices. An increase in the rate of inflation could force our customers to search for other products, causing us to lose business and revenue.

Risks Related to the Regulatory Environment

Cannabis is illegal under U.S. federal law.

In the U.S., cannabis is largely regulated at the state level. Each state in which we operate (or are currently proposing to operate) authorizes, as applicable, medical and/or adult-use cannabis production and distribution by licensed or registered entities, and numerous other states have legalized adult use of cannabis in some form. However, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminalized under the CSA. Cannabis is a Schedule I controlled substance under the CSA, and is thereby deemed to have a high potential for abuse, no accepted medical use in the U.S., and a lack of safety for use under medical supervision. The concepts of "medical cannabis," "retail cannabis" and "adult-use cannabis" do not exist under U.S. federal law. However, in October of 2022, the Biden Administration announced its intention to review the regulation of cannabis under the CSA by directing the Secretary of Health and Human Services and the Attorney General to initiate the administrative process to expeditiously review marijuana's Schedule I status. On August 29, 2023, HHS delivered a recommendation to move cannabis from Schedule I to Schedule III to the DEA.

On May 21, 2024, the DEA published a proposed rule in the Federal register by which it proposed to transfer marijuana from Schedule I of the Controlled Substances Act to Schedule III. The DEA stated that the re-scheduling would be "consistent with the view of the Department of Health and Human Services that marijuana has a currently accepted medical use as well as HHS's views about marijuana's abuse potential and level of physical or psychological dependence." The DEA further stated that "if the transfer to Schedule III is finalized, the regulatory controls applicable to Schedule III controlled substances would apply, as appropriate, along with existing marijuana-specific requirements and any additional controls that might be implemented, including those that might be implemented to meet U.S. treaty obligations. If marijuana is transferred to Schedule III, the manufacture, distribution, dispensing, and possession of marijuana would remain subject to the applicable criminal prohibitions of the Controlled Substances Act. Any drugs containing a substance within the Controlled Substances Act's definition of 'marijuana' would also remain subject to the applicable prohibitions in the Federal Food, Drug, and Cosmetic Act." As part of the proposed rule, the DEA solicited public comments through July 22, 2024. The proposed rule received over 40,000 comments, which the DEA must consider as part of finalizing its policy.

On August 29, 2024, the DEA announced in the Federal Register that it would be holding a hearing on December 2, 2024, to address procedural and scheduling matters. Merits-based hearings were set to begin on January 1, 2025, with testimony from government witnesses, but these hearings have been stayed indefinitely. Meanwhile, federal litigation alleging

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impropriety by DEA in connection with the rescheduling remains pending. On December 18, 2025, President Trump signed an executive order directing U.S. Attorney General Pam Bondi to complete the rescheduling process in an "expeditious manner." This process is anticipated to take at least a few months, but there is currently no verifiable timeline as to when cannabis will officially move from Schedule I to Schedule III of the CSA.

While federal action could result in the decriminalization of cannabis for medical and adult use by descheduling or rescheduling marijuana, there are no assurances if or when there could be any change in the regulation of marijuana under the CSA. Although we believe that our business activities are compliant with applicable state and local laws in the U.S., compliance with state and local cannabis laws would not provide a defense to any federal proceeding which may be brought against us. Any such proceedings may result in a material adverse effect on us. We derive 100% of our revenues from the cannabis industry. The enforcement of applicable U.S. federal laws poses a significant risk to us.

Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens. We may also be subject to criminal charges under the CSA, and if convicted could face a variety of penalties including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. Any of these penalties could have a material adverse effect on our reputation and ability to conduct our business, our holding (directly or indirectly) of medical and adult-use cannabis licenses in the U.S., our financial position, operating results, profitability or liquidity or the market price of our publicly-traded shares. In addition, it is difficult for us to estimate the time or resources that would be needed for the investigation, settlement or trial of any such proceedings or charges, and such time or resources could be substantial.

The regulation of cannabis in the U.S. is uncertain.

Our activities are subject to regulation by various state and local governmental authorities. Our business objectives are contingent upon, in part, compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals necessary for the sale of our products in the jurisdictions in which we operate. Any delays in obtaining or failure to obtain necessary regulatory approvals would significantly delay our development of markets and products, which could have a material adverse effect on our business, results of operations and financial condition. Furthermore, although we believe that our operations are currently carried out in accordance with all applicable state and local rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail our ability to distribute or produce marijuana. Amendments to current laws and regulations governing the importation, distribution, transportation and/or production of marijuana, or more stringent implementation thereof could have a substantial adverse impact on us.

Government inquiries and investigations could harm our business or reputation.

As the regulatory framework for cannabis continues to evolve in the U.S., government officials often exercise broad discretion in deciding how to interpret and apply applicable local, state and federal laws or regulations. In the future, we may receive formal and informal inquiries from or become subject to investigations by various governmental regulatory authorities regarding our business and compliance with federal, state and local laws, regulations, or standards. Any determination or allegation that our products, operations or activities, or the activities of our employees, contractors or agents, are not in compliance with existing laws, regulations or standards, could adversely affect our business in a number of ways. Even if such inquiries or investigations do not result in the imposition of fines, interruptions to our business, loss of suppliers or other third-party relationships, terminations of necessary licenses and permits, the existence of those inquiries or investigations alone could create negative publicity that could harm our business or reputation.

We are constrained by law in our ability to market our products in the jurisdictions in which we operate.

State and local jurisdictions enforce extensive and detailed requirements applicable to cannabis products in their jurisdiction. In addition, the Federal Trade Commission (the "FTC") regulates advertising of consumer products generally, imposes requirements regarding the use and content of testimonials and endorsements, and also requires that advertising claims be adequately substantiated. As such, our brand and portfolio of products must be specifically tailored, and our marketing activities carefully structured, to comply with the state and local regulations, as well as the FTC's rules and regulations. These restrictions may preclude us from effectively marketing our products and competing for market share, or impose costs on us that cannot be absorbed through increased selling prices for our products.

Anti-Money Laundering Laws in the U.S. may limit access to funds from banks and other financial institutions.

In February 2014, the Treasury Department Financial Crimes Enforcement Network ("FinCEN") issued guidance (which is not law) with respect to financial institutions providing banking services to cannabis businesses, including burdensome due diligence expectations and reporting requirements. While the guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses, so long as they meet certain conditions, this guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the U.S. Department of Justice (the "DOJ"), FinCEN, or other federal regulators. Because of this and the fact that the guidance may be amended or revoked at any time, most banks and other financial institutions have not been willing to provide banking services to cannabis-related businesses. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, we may have limited or no access to banking or other financial services in the U.S., and may have to operate our U.S. business on an all-cash basis. If we are unable or limited in our ability to open or maintain bank accounts, obtain other banking services or accept credit card and debit card payments, it may be difficult for us to operate and conduct our business as planned. Although, we are actively pursuing alternatives that ensure our operations will continue to be compliant with the FinCEN guidance (including requirements related to disclosures about cash management and U.S. federal tax reporting), we may not be able to meet all applicable requirements.

We are also subject to a variety of laws and regulations in the U.S. that involve money laundering, financial recordkeeping and proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the "Bank Secrecy Act"), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S.

In the event that any of our operations or related activities in the U.S. were found to be in violation of money laundering legislation or otherwise, those transactions could be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize our ability to declare or pay dividends or effect other distributions.

As a cannabis business, we are subject to certain tax provisions that have a material adverse effect on our business, financial condition and results of operations.

Under Section 280E of the Code "no deduction or credit shall be allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of schedule I and II of the Controlled Substances Act) which is prohibited by Federal law or the law of any State in which such trade or business is conducted." This provision has been applied by the United States Internal Revenue Service (the "IRS") to cannabis operations, prohibiting companies engaged in such operations from deducting expenses directly associated with the sale of cannabis. Section 280E of the Code may have a lesser impact on cannabis cultivation and manufacturing operations than on sales operations. Section 280E of the Code and related IRS enforcement activity has had a significant impact on the operations of cannabis companies. As a result of Section 280E of the Code, an otherwise profitable business may, in fact, operate at a loss, after taking into account its U.S. income tax expenses.

We are subject to tax audits by various tax authorities in multiple jurisdictions.

We are subject to audit and examination by U.S. federal, state and foreign jurisdiction tax authorities. Our income tax returns are based on calculations and assumptions that require significant judgment. We regularly assess the potential outcomes of examinations and audits by tax authorities in determining the adequacy of our provision for income taxes. Additionally, we believe that there is a higher risk that the IRS will scrutinize closely the U.S. federal tax returns of cannabis-related businesses and/or businesses who defer estimated tax payments. Non-payment, assessments or disallowance of our tax positions by taxing authorities can result in the imposition of additional taxes, asset liens, forfeitures, penalties, interest and other obligations, as well as increased accounting and legal expenses, which could be material and adversely affect our financial condition and results of operations.

We may not be successful in defending our tax filing positions, which could adversely impact our financial condition and results of operations.

If our tax positions, including our tax position on 280E, were to be challenged by federal, state, local or foreign tax jurisdictions, we may not be wholly successful in defending our tax filing positions. We record reserves for unrecognized tax benefits based on our assessment of the probability of successfully sustaining tax filing positions. Our management exercises significant judgment when assessing the probability of successfully sustaining our tax filing positions, and in determining whether a contingent tax liability should be recorded and, if so, estimating the amount. If our tax filing positions are successfully challenged, payments could be required that are in excess of reserved amounts, or we may be required to reduce the carrying amount of our net deferred tax asset which could be significant to our financial condition and results of operations.

The re-classification of cannabis or changes in U.S. controlled substance laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

If cannabis is re-classified as a Schedule II or lower controlled substance under the CSA, the ability to conduct research on the medical benefits of cannabis would most likely be more accessible; however, if cannabis is re-classified to a lower schedule, the resulting re-classification would result in the need for approval by the FDA if medical claims are made about our medical cannabis products. As a result of such a re-classification, the manufacture, importation, exportation, domestic distribution, storage, sale and use of such products could become subject to a significant degree of regulation by the U.S. Drug Enforcement Administration (the "DEA"). In that case, we may be required to be registered to perform these activities and have the security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Obtaining the necessary registrations may result in delay of the manufacturing or distribution of our products. The DEA conducts periodic inspections of registered establishments that handle controlled substances. Failure to maintain compliance could have a material adverse effect on our business, financial condition and results of operations. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.

Potential regulation by the FDA could have a material adverse effect on our business, financial condition and results of operations.

Should the U.S. federal government legalize cannabis, it is possible that the FDA would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations, including good manufacturing practices related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety of our medical cannabis products. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the agency and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, the impact on the cannabis industry is uncertain and could include the imposition of new costs, requirements, and prohibitions. If we are unable to comply with the regulations or registration as prescribed by the FDA, it may have an adverse effect on our business, operating results, and financial condition.

We could be materially adversely impacted due to restrictions under U.S. border entry laws.

Because cannabis remains illegal under U.S. federal law, those investing in Canadian companies with operations in the U.S. cannabis industry could face detention, denial of entry or lifetime bans from the U.S. as a result of their business associations with U.S. cannabis businesses. Entry into the U.S. happens at the sole discretion of U.S. Customs and Border Patrol ("CBP") officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a non-U.S. citizen or foreign national. The government of Canada has warned travelers on its website that previous use of cannabis, or any substance prohibited by U.S. federal law, could mean denial of entry to the U.S. Business or financial involvement in the cannabis industry in the U.S. could also be reason enough for denial of entry into the U.S. In

September 2018, the CBP released a statement outlining its current position with respect to enforcement of the laws of the U.S. It stated that Canada's legalization of cannabis will not change CBP enforcement of U.S. laws regarding controlled substances. According to the statement, because cannabis continues to be a controlled substance under U.S. law, working in or facilitating the proliferation of the marijuana industry in U.S. states where it is legal under state law may affect admissibility to the U.S. In October 2018, the CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry in Canada. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada who seeks to come into the U.S. for reasons unrelated to the cannabis industry will generally be admissible to the U.S.; however, if such person is found to be coming into the U.S. for reasons related to the cannabis industry, such person may be deemed inadmissible. As a result, the CBP has affirmed that employees, directors, officers and managers of and investors in companies involved in business activities related to cannabis in the U.S. (such as Jushi), who are not U.S. citizens face the risk of being barred from entry into the U.S. for life.

Challenging U.S. and global economic conditions may negatively impact our business, financial condition and results of operations.

Disruptions and volatility in U.S. and global financial markets, inflation, high interest rates, recession and declining consumer and business confidence could lead to decreased levels of consumer spending and higher costs. Our operations could be affected should a recession occur or inflation, the unemployment level or interest rates reach levels that influence consumer trends and spending and, consequently, impact our sales volume, pricing, cost of goods and profitability. These macroeconomic developments could negatively impact our business, which depends on the general economic environment and levels of consumer spending. As a result, we may not be able to maintain our existing customers or attract new customers, or we may be forced to increase or reduce the price of our products. We are unable to predict the likelihood of the occurrence, duration, or severity of a recession or other disruptions in the U.S. credit and financial markets and adverse U.S. and global economic conditions. Any general or market-specific economic downturn could have a material adverse effect on our business, financial condition and results of operations.

As a cannabis company, we may be subject to heightened scrutiny in Canada and the U.S. that could materially adversely impact the liquidity of the Subordinate Voting Shares.

Our existing operations in the U.S., and any future operations, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in the U.S. and Canada.

Given the heightened risk profile associated with cannabis in the U.S., The Canadian Depository of Securities ("CDS") may implement procedures or protocols that would prohibit or significantly impair the ability of CDS to settle trades for companies that have cannabis businesses or assets in the U.S.

In February 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group, the parent company of CDS, announced the signing of a Memorandum of Understanding, which we refer to as the TMX MOU, with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The TMX MOU outlines the parties' understanding of Canada's regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no assurances given that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of the Subordinate Voting Shares to settle trades. In particular, the Subordinate Voting Shares would become highly illiquid until an alternative was implemented and investors would have no ability to effect a trade of the Subordinate Voting Shares through the facilities of a stock exchange.

We may not be able to locate and obtain the rights to operate at preferred locations.

In Massachusetts and certain other states we operate in, the local municipality has authority to choose where any cannabis establishment will be located. These authorized areas are frequently removed from other retail operations. Because the cannabis industry remains illegal under U.S. federal law, the disadvantaged tax status of businesses deriving their income from cannabis, and the reluctance of the banking industry to support cannabis businesses, it may be difficult for us to locate and obtain the rights to operate at various preferred locations. Property owners may violate their mortgages by leasing to us, and those property owners that are willing to allow use of their facilities may require payment of above fair market value rents to reflect the scarcity of such locations and the risks and costs of providing such facilities.

We may not have access to U.S. bankruptcy protections available to non-cannabis businesses.

Because cannabis is a Schedule I controlled substance under the CSA, many courts have denied cannabis businesses federal bankruptcy protections, making it difficult for lenders to be made whole on their investments in the cannabis industry in the event of a bankruptcy. If we were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available to us, which would have a material adverse effect on us and may make it more difficult for us to obtain debt financing.

There is doubt regarding our ability to enforce contracts.

It is a fundamental principle of law that a contract will not be enforced if it involves a violation of law or public policy. Because cannabis remains illegal at a federal level in the U.S., judges in multiple states have on a number of occasions refused to enforce contracts for the repayment of money when the loan was used in connection with activities that violate U.S. federal law, even if there is no violation of state law. There remains doubt and uncertainty that we will be able to legally enforce our contracts. If we are unable to realize the benefits of or otherwise enforce the contracts into which we enter, it could have a material adverse effect on our business, financial condition and results of operations.

We are subject to limits on our ability to own the licenses necessary to operate our business, which will adversely affect our ability to grow our business and market share in certain states.

In certain states, the cannabis laws and regulations limit not only the number of cannabis licenses issued, but also the number of cannabis licenses that one person or entity may own in that state. For example, in Massachusetts, no person or entity may have an ownership interest in, or control over, more than three medical licenses or three adult-use licenses in any category, which include cultivation, product manufacturing, transport or retail. Such limitations on the acquisition of ownership of additional licenses within certain states may limit our ability to grow organically or to increase our market share in affected states.

We may not be able to adequately protect our intellectual property.

As long as cannabis remains illegal under U.S. federal law as a Schedule I controlled substance under the CSA, the benefit of certain federal laws and protections that may be available to most businesses, such as federal trademark and patent protection, may not be available to us. As a result, our intellectual property may never be adequately or sufficiently protected against the use or misappropriation by third parties. In addition, since the regulatory framework of the cannabis industry is in a constant state of flux, we can provide no assurance that we will ever obtain any protection for our intellectual property, whether on a federal, state or local level.

Our property is subject to risk of civil asset forfeiture.

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry that is either used in the course of conducting or comprises the proceeds of a cannabis business could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal process, it could become subject to forfeiture.

We could be subject to criminal prosecution or civil liabilities under RICO.

RICO criminalizes the use of any profits from certain defined "racketeering" activities in interstate commerce. While intended to provide an additional cause of action against organized crime, due to the fact that cannabis is illegal under U.S. federal law, the production and sale of cannabis qualifies cannabis related businesses as "racketeering" as defined by RICO. As such, all officers, managers and owners in a cannabis related business could be subject to criminal prosecution under RICO, which carries substantial criminal penalties.

RICO can create civil liability as well: persons harmed in their business or property by actions which would constitute racketeering under RICO often have a civil cause of action against such "racketeers," and can claim triple their amount of estimated damages in attendant court proceedings. Jushi or its subsidiaries, as well as its officers, managers and owners could all be subject to civil claims under RICO.

Risks Related to Owning Jushi's Subordinate Voting Shares

Return on Subordinate Voting Shares is not guaranteed.

There is no guarantee that the Subordinate Voting Shares will earn any positive return in the short-term or long-term. A holding of Subordinate Voting Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Subordinate Voting Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Raising additional capital may cause dilution to our shareholders.

Until such time, if ever, as we can generate substantial revenue, we may finance our cash needs through a combination of equity offerings, debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or other sources. We do not currently have any committed external source of funds. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans.

To the extent that we raise additional capital through the sale of equity, equity derivatives (such as warrants) or convertible debt securities, the ownership interests of our shareholders will or may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common shareholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate product candidate development or future commercialization efforts.

Sales of substantial amounts of Subordinate Voting Shares by our existing shareholders in the public market may have an adverse effect on the market price of the Subordinate Voting Shares.

Sales of a substantial number of Subordinate Voting Shares in the public market could occur at any time. These sales, or the perception in the market that holders of a large number of shares intend to sell shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Subordinate Voting Shares. As of March 24, 2026, we have an aggregate of 199,696,597 Subordinate Voting Shares issued and outstanding (excluding securities convertible into or exercisable for Subordinate Voting Shares). A decline in the market prices of the Subordinate Voting Shares could impair our ability to raise additional capital through the sale of securities should we desire to do so.

The market price for the Subordinate Voting Shares has been and is likely to continue to be volatile.

The market price for the Subordinate Voting Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which will be beyond our control, including, but not limited to, the following: (i) actual or anticipated fluctuations in our quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of companies in the cannabis industry; (iv) additions or departures of our executive officers and other key personnel; (v) release or expiration of transfer restrictions on our issued and outstanding shares; (vi) regulatory changes affecting the cannabis industry generally and our business and operations; (vii) announcements by us and our competitors of developments and other material events; (viii) fluctuations in the costs of vital production materials and services; (ix) changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility; (x) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; (xi) operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies; (xii) false or negative reports issued by individuals or companies who have taken aggressive short sale positions; and (xiii) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets.

Financial markets have experienced significant price and volume fluctuations that have affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of those companies. Accordingly, the market price of the Subordinate Voting Shares may decline even if our operating results, underlying asset values or prospects have not changed.

These factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of the Subordinate Voting Shares could be materially adversely affected.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about our business or our market, our share price and trading volume could decline.

The trading market for our Subordinate Voting Shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business, our market or our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our Subordinated Voting Shares or publish inaccurate or unfavorable research about our business or industry, the trading price of our shares would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our shares could decrease, which might cause our share price and trading volume to decline.

There may not be sufficient liquidity in the markets for our Subordinate Voting Shares.

Our Subordinate Voting Shares are listed for trading on the CSE under the trading symbol "JUSH" and quoted on the OTCQX Best Market under the symbol "JUSHF." The liquidity of any market for the shares of our Subordinate Voting Shares will depend on a number of factors, including:

- the number of shareholders;
- our operating performance and financial condition;
- the market for similar securities;
- the extent of coverage by securities or industry analysts; and
- the interest of securities dealers in making a market in the shares.

There can be no assurance that an active trading market for the Subordinate Voting Shares will be sustained.

We are subject to increased costs as a result of being a U.S. and Canadian reporting company.

As a public issuer, we are subject to the reporting requirements and rules and regulations under the applicable Canadian and United States securities laws and rules of any stock exchange on which our securities may be listed from time to time. Additional or new regulatory requirements may be adopted in the future. The requirements of existing and potential future rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources, which could adversely affect our business, financial condition, and results of operations.

The provisions of our articles of incorporation requiring exclusive forum in the courts of the province of British Columbia and appellate courts therefrom for certain disputes may have the effect of discouraging lawsuits against us or our directors and officers.

Pursuant to section 28 of our articles of incorporation (the "Articles"), unless we approve or consent in writing to the selection of an alternative forum, the courts of the province of British Columbia and appellate courts therefrom shall be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of our Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of our Company to our Company, (c) any action asserting a claim arising pursuant to any provision of the Business Corporations Act (British Columbia) or the Notice of Articles or Articles of our Company (as either may be amended from time to time); or (d) any action asserting a claim otherwise related to the relationships among our Company, its affiliates and their respective shareholders, directors and/or officers, but this does not include claims related to the business carried on by our Company or such affiliates; provided however it is uncertain whether such provision would apply to actions arising under U.S. federal securities laws, and if it does, whether a British Columbia Court would enforce such provision since in accordance with Section 27 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), United States federal courts shall have jurisdiction over all suits and any action brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and that in accordance with Section 22 of the Securities Act of 1933, as amended (the "Securities Act"), United States federal and state courts shall have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The choice of forum provision may limit the ability of our shareholders to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or other employees, and may discourage such lawsuits. If a British Columbia court ruled the choice of forum provision was inapplicable or unenforceable in an action, we may incur additional costs to resolve such action in other jurisdictions. Our shareholders will not be deemed, by operation of the choice of forum provision, to have waived our obligation to comply with all applicable United States federal securities laws and the rules and regulations thereunder.

We are an "emerging growth company" and a "smaller reporting company" and will be able take advantage of reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies, which could make our Subordinate Voting Shares less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") and, for as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

We are permitted and intend to take advantage of these reporting exemptions described above until we are no longer an emerging growth company. Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We are also a "smaller reporting company" as defined in the Exchange Act. We may continue to be a smaller reporting company so long as either (i) the market value of shares of our common stock (i.e. our Subordinate Voting Shares) held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of shares of our common stock (i.e. our Subordinate Voting Shares) held by non-affiliates is less than $700 million. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. If we are a smaller reporting company at the time we cease to be an emerging growth company, we are permitted and may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and have reduced disclosure obligations regarding executive compensation.

We cannot predict if investors will find our Subordinate Voting Shares less attractive if we choose to rely on these exemptions. If some investors find our Subordinate Voting Shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Subordinate Voting Shares and the price of our Subordinate Voting Shares may be more volatile.

Our internal controls over financial reporting may not be effective, and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Effective internal and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud, and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. As part of monitoring of internal control, we may discover material weaknesses or significant deficiencies in internal control that require remediation. This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm on our internal control over financial reporting due to an exemption established by the JOBS Act for "emerging growth companies". When we cease to be an "emerging growth company", we will also be required to comply with the auditor attestation requirements.

We have in the past discovered, and may in the future discover, areas of internal controls that need improvement, and we continue to work to remediate and improve our internal controls. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to maintain effective controls or to timely implement any necessary improvement of our internal and disclosure controls could, among other things, result in losses from fraud or error, harm our reputation, or cause investors to lose confidence in the reported financial information, all of which could have a material adverse effect on our results of operation and financial condition.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity program is informed by industry standard cybersecurity frameworks. We benchmark against these frameworks and our internal risk assessment process to inform how we identify, protect, detect, respond to, and recover from risks, threats, vulnerabilities, and cybersecurity incidents.

Our cybersecurity risk management program is part of and integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas. Members of our cybersecurity team collaborate with employees and management across our organization on an ongoing basis to assess and refine our cybersecurity processes, and we conduct cybersecurity awareness training of our employees, incident response personnel, and senior management. Our cybersecurity risk management program includes an incident response plan, which includes procedures for responding to cybersecurity incidents.

We also utilize external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls. We have in place a risk management process for third-party IT service providers, suppliers, and vendors.

Notwithstanding the foregoing, there can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information.

As of December 31, 2025, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. For more information about our cybersecurity related risks (including as a result of any prior cybersecurity incidents), see Part 1, Item 1A, Risk Factors under the risk titled *"We have in the past and may in the future experience threats and breaches to our data and information technology systems, including malicious software codes, viruses, phishing, ransomware and other cyber-attacks, that disrupt our information systems or operations, or result in the dissemination of sensitive personal or confidential information or unauthorized financial access, theft or crimes, which could result in increased costs, economic losses, exposure to significant liability, reputational harm, loss of business, and other serious negative consequences*."

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee (the "Committee") oversight of cybersecurity and other information technology risks. The Committee receives periodic reports from management on the Company's cybersecurity management program as well as our cybersecurity risks. In addition, management updates the Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

Our management team is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team's experience includes technical and managerial expertise, enabling them to proficiently design, engineer, and oversee the organization's overall security stance. Their capabilities encompass a wide range of skills, including experience in security and risk management, vulnerability management, as well as backgrounds in network security and operations, and security architecture.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us, and alerts and reports produced by security tools deployed in the IT environment.

Item 2. Properties

Our corporate headquarters are located in a leased facility in Boca Raton, Florida. The following table sets forth the Company's principal cultivation and processing properties as of December 31, 2025.

Production Properties		
Description	**Location**	**Leased / Owned**
Columbus Facility	Columbus, OH	Leased
Lakeville Facility	Lakeville, MA	Leased
Manassas Facility	Manassas, VA	Owned
Reno Facility	Reno, NV	Leased
Scranton Facility	Scranton, PA	Leased
Sparks Facility	Sparks, NV	Leased
Toledo Facility	Toledo, OH	Owned

As of December 31, 2025, we operated forty-two cannabis dispensaries located in California (one), Illinois (five, which includes a dispensary that, as of December 31, 2025, we were marketing for sale. In January 2026, we turned over the operations of that dispensary to the buyer pursuant to a consultant management services agreement), Massachusetts (two), New Jersey (one), Nevada (three), Ohio (six, which includes one co-located medical and adult-use dispensary which we operate pursuant to a management services agreement while awaiting regulatory approval to acquire ownership, which was received in February 2026. Our seventh co-located medical and adult-use dispensary opened in January 2026), Pennsylvania (eighteen) and Virginia (six).

Most of our locations are leased from third parties and have expiration dates between 2026 and 2043. We believe that our facilities and expansion plans are adequate for our current and anticipated needs.

Item 3. Legal Proceedings

From time to time, we may become involved in litigation relating to claims arising from the ordinary course of business. For a description of our legal proceedings, refer to Claims and Litigation in Note 22 - Commitments and Contingencies in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Subordinate Voting Shares are traded on the Canadian Securities Exchange ("CSE") under the symbol "JUSH". The Subordinate Voting Shares are also traded on the United States Over the Counter Stock Market ("OTCQX") under the symbol "JUSHF". Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Shareholders

As of March 24, 2026, there are 216 holders of record of our Subordinate Voting Shares.

Dividends

We have not declared dividends or distributions on Subordinate Voting Shares in the past. In addition, among other things, the 2026 Term Loan (as defined and described in more detail in Note 10 - Debt of our financial statements included in this Annual Report on Form 10-K) limits our ability to declare or pay dividends or make certain other payments. We currently intend to reinvest all future earnings to finance the development and growth of our business. As a result, we do not intend to pay dividends on Subordinate Voting Shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of dividends (including the 2026 Term Loan) and any other factors that the board of directors deems relevant.

Securities Authorized for Issuance under Equity Compensation Plans

The information required in response to Item 201(d) of Regulation S-K is set forth in Part III, Item 12 of this Annual Report on Form 10-K which is incorporated herein by reference.

Performance Graph

The following graph compares the cumulative total shareholder return on Jushi Holdings Inc. Subordinate Voting Shares for the five years ended December 31, 2025, with the comparable cumulative return of the Russell 2000 Index and a selected peer group of companies. The comparison assumes all dividends have been reinvested (if any) and an initial investment of $100 on December 31, 2020. The returns of each company in the peer group have been weighted to reflect their market capitalizations. All amounts below are disclosed in U.S. Dollars. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, or otherwise subject to the liabilities under the Securities Act or Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.



Below are the specific companies included in the peer group.

• Trulieve Cannabis Corp.	• TerrAscend Corp.	• Verano Holdings Corp.
• MariMed Inc.	• Ascend Wellness Holdings, Inc.	• Cresco Labs Inc.
• Curaleaf Holdings, Inc.	• Green Thumb Industries Inc.	

Recent Sales of Unregistered Securities

In June 2025, we issued 200,000 warrants to a former employee in exchange for the employee's agreement to provide transition services to us for a predetermined period following their separation. Each warrant entitles the former employee to purchase one Subordinate Voting Share ("SVS") at an exercise price of $0.50, which may be exercised for cash or through a net settlement mechanism until the expiration date.

In October 2025, we issued 50,000 warrants to a non-insider employee as compensation for services rendered in connection with one of our subsidiaries. Each warrant entitles the non-insider employee to purchase one SVS at an exercise price of $0.77. Subject to any vesting requirements, the warrants may be exercised for cash or through a net settlement mechanism until the expiration date.

In December 2025, we issued 450,000 warrants to a consultant for consultancy services. Each warrant entitles the consultant to purchase one SVS at an exercise price of $0.50. Subject to any vesting requirements, the warrants may be exercised for cash or through a net settlement mechanism until the expiration date.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the consolidated financial statements and notes thereto for the years ended December 31, 2025 and 2024 (the "Annual Financial Statements"). Unless the context indicates or requires otherwise, the terms "Jushi", "the Company", "we", "us" and "our" refers to Jushi Holdings Inc. and its controlled entities. The Annual Financial Statements have been prepared by management and are in accordance with generally accepted accounting principles in the United States ("GAAP"), and all amounts are expressed in U**.**S**.** dollars unless otherwise noted. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including but not limited to those described in the "Risk Factors" section of this Annual Report on Form 10-K. Actual results may differ materially from those contained in any forward-looking statements. You should read "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" contained in this Annual Report on Form 10-K.

We have elected to omit in this Annual Report on Form 10-K, discussion on the earliest of the three years (the year ended December 31, 2024 as compared to the year ended December 31, 2023) covered by the Annual Financial Statements presented. Refer to the Management's Discussion and Analysis of Financial Condition and Results of Operations section of Jushi Holdings Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed in the United States with the U.S. Securities and Exchange Commission ("SEC") on March 6, 2025, and filed in Canada on the System for Electronic Document Analysis and Retrieval ("SEDAR") for the omitted discussion.

Company Overview

We are a vertically integrated, multi-state cannabis operator engaged in retail, distribution, cultivation, and processing operations in both medical and adult-use markets. We are focused on building a diverse portfolio of cannabis assets through opportunistic investments and pursuing application opportunities in attractive limited license jurisdictions and capitalizing on such assets through strategic deployment in our day-to-day operations. We have targeted assets in highly populated, limited license medical markets on a trajectory toward adult-use legalization, including Pennsylvania, markets that are in the process of transitioning to adult use, namely Virginia, and limited license, large adult-use markets, such as Illinois, Massachusetts, Nevada, New Jersey and Ohio and certain municipalities of California.

Refer to "*Item I. Business*" section and to our Annual Financial Statements and the related notes included elsewhere in this Annual Report on Form 10-K for additional information about us.

Factors Affecting our Performance and Related Trends

Competition and Pricing Pressure

The cannabis industry is subject to significant competition and pricing pressures, which is often market specific and can be caused by an oversupply of cannabis in the market, and may be transitory from period to period. We may experience significant competitive pricing pressures as well as competitive products and service providers in the markets in which we operate. Several significant competitors may offer products and/or services with prices that may match or are lower than ours. We believe that the products and services we offer are generally competitive with those offered by other cannabis companies. It is possible that one or more of our competitors could develop a significant research advantage over us that allows them to provide superior products or pricing, which could put us at a competitive disadvantage. Continued pricing pressure due to competition, increased cannabis supply or shifts in customer preferences could adversely impact our customer base or pricing structure, resulting in a material impact on our results of operations, or asset impairments in future periods.

Recent Developments

(Amounts expressed in thousands of U.S. dollars, except share and per share amounts)

The following represents our recent developments since the filing of our Form 10-Q for the quarterly period ended September 30, 2025, which was filed on November 4, 2025. For information on our developments in the earlier part of 2025, please refer to our previously-filed Forms 10-Q. The Forms 10-Q may also be accessed on SEDAR.

Debt Refinancing

On March 27, 2026, we refinanced both our existing 2024 Term Loan and our Second Lien Notes, which had outstanding principal balances of $46,075 and $86,194, respectively, as of December 31, 2025, and were scheduled to mature within twelve months of December 31, 2025. The refinancing was completed through the issuance of a $160,000 senior secured term loan ("2026 Term Loan") to a syndicate of lenders that bears an interest rate of 12.5% and matures in March 2029. Serpentine Capital Management III, LLC, an entity controlled by James Cacioppo, our Chief Executive Officer, Chairman and founder, participated in the 2026 Term Loan with a principal amount of $27,993. Denis Arsenault, a founder and significant equity holder of the Company, participated in the 2026 Term Loan with a principal amount of $21,016.

We used the proceeds from the 2026 Term Loan to repay in full the outstanding principal, accrued but unpaid interest, exit fee and make-whole on the 2024 Term Loan, as well as the outstanding principal and accrued but unpaid interest on the Second Lien Notes. The proceeds were also used to pay all fees and expenses associated with the issuance of the 2026 Term Loan. Remaining excess proceeds were retained on the balance sheet for general corporate purposes.

Virginia Adult Use

In March 2026, legislation permitting the sale of cannabis for adult-use was passed by the Virginia General Assembly and is pending action by the Governor. If signed into law, adult-use sales are expected to commence on January 1, 2027. The transition to adult-use is expected to expand our customer base and result in increased demand for our products. While we believe the introduction of adult-use sales presents a potential opportunity for revenue growth, the extent and timing of any such impact remain uncertain and will depend on factors including consumer demand, competitive dynamics and pricing pressure.

Results of Operations

(Amounts expressed in thousands of U.S. dollars, except share and per share amounts)

| | Year Ended December 31, | | | | 2025 vs. 2024 |
| | 2025 | | 2024 | | |
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Change
REVENUE, NET	$ 262,909	100 %	$ 257,525	100 %	$ 5,384
COST OF GOODS SOLD	(148,932)	(57)%	(139,222)	(54)%	(9,710)
GROSS PROFIT	113,977	43 %	118,303	46 %	(4,326)
OPERATING EXPENSES					
Selling, general and administrative	109,126	42 %	107,008	42 %	2,118
Asset impairments	—	— %	432	— %	(432)
Total operating expenses	109,126	42 %	107,440	42 %	1,686
INCOME (LOSS) FROM OPERATIONS	4,851	2 %	10,863	4 %	(6,012)
OTHER INCOME (EXPENSE):					
Interest expense, net	(40,845)	(16)%	(37,425)	(15)%	(3,420)
Fair value gain (loss) on derivative warrants	(5,087)	(2)%	6,275	2 %	(11,362)
Other, net	7,478	3 %	3,140	1 %	4,338
Total other income (expense), net	(38,454)	(15)%	(28,010)	(11)%	(10,444)
LOSS BEFORE INCOME TAX	(33,603)	(13)%	(17,147)	(7)%	(16,456)
Income tax expense	(34,988)	(13)%	(31,630)	(12)%	(3,358)
NET LOSS	$ (68,591)	(26)%	$ (48,777)	(19)%	$ (19,814)
LOSS PER SHARE - BASIC AND DILUTED	$ (0.35)		$ (0.25)		$ (0.10)
Weighted average shares outstanding - basic and diluted	195,196,597		195,158,282		38,315

Year Ended December 31, 2025 Compared with the Year Ended December 31, 2024

(Amounts expressed in thousands of U.S. dollars, unless otherwise stated)

Revenue, Net

The following table presents revenue by type for the periods indicated:

| | Year Ended December 31, | | | |
	2025	2024	$ Change	% Change
Retail cannabis	$ 235,472	$ 227,930	$ 7,542	3 %
Wholesale cannabis	27,437	29,595	(2,158)	(7)%
Total revenue, net	$ 262,909	$ 257,525	$ 5,384	2 %

Revenue, net was $262,909, compared to $257,525, an increase of $5,384, or 2%.

Retail revenue increased $7,542. While the overall units sold in our retail channel increased by approximately 7%, average price per unit declined. The increase in retail revenue was primarily due to:

- An increase in sales in Ohio of $14,271 driven primarily by the opening of five new dispensaries since the third quarter of 2024, as well as the transition to adult-use during the third quarter of 2024. Beginning in the fourth quarter of 2024, our entry into management services agreements ("MSAs") allowed us to consolidate two co-located medical and adult-use dispensaries in Ohio. We acquired these dispensaries in February 2025. Furthermore, we began consolidating the operating results of a third and fourth dispensary that opened in February 2025 and April 2025, respectively, as a result of the MSAs. We acquired the third and fourth dispensaries in June 2025 and August 2025, respectively. In September 2025, we began consolidating the operating results of a fifth dispensary that is subject to an MSA and is pending regulatory approvals of ownership transfer to us; and

- An increase in sales in Virginia of $5,661 - while average price per unit remained relatively flat, year-over-year sales growth across all dispensaries was driven primarily by an increase in units sold of approximately 14% due to increased customer demand as the market continues to mature.

These increases were partially offset by:

- A decline in sales in Illinois of $5,482 - the number of units sold decreased by approximately 8% and the average price per unit declined due to continued competition;

- A decline in sales in Massachusetts of $3,892 - the number of units sold decreased by approximately 8% and the average price per unit declined due to continued competition and price compression; and

- A decline in sales in Nevada of $2,701 - the number of units sold decreased by approximately 4% driven in part by the closure of one dispensary in May 2025, and the average price per unit declined as we increased our use of promotions due to continued competition.

Additionally, while retail revenue in Pennsylvania remained relatively flat, the number of units sold increased by approximately 10% driven in part by opening one new dispensary in February 2025. However, the average price per unit declined due to increased competition and price compression.

Including the Parma, Ohio dispensary currently being operated under a MSA, we ended 2025 with forty-two operating dispensaries in eight states, as compared to thirty-eight in seven states at the end of 2024.

Wholesale revenue decreased by $2,158, primarily driven by a $4,034 decline in Virginia resulting from lower demand from wholesale partners, as well as limited product availability for third-party customers during the first half of 2025 as we prioritized supplying our own retail dispensaries, and a decline of $403 in Massachusetts partially due to lower bulk cannabis flower sales. These decreases were partially offset by an increase of $1,756 in Ohio attributable to the increase in production capacity as a result of the transition to adult-use sales during the third quarter of 2024, and an increase of $420 in Nevada due to operating efficiencies.

Gross Profit

Gross profit was $113,977 compared to $118,303, a decrease of $4,326, or 4%. Gross profit margin declined to 43% from 46%. The decreases in gross profit and gross profit margin were primarily driven by ongoing competitive pricing pressure requiring higher discounting in our retail channel. In addition, current year cost of sales reflect higher production costs per unit incurred in late 2024 that were capitalized into inventory that sold during the current year. These decreases were partially offset by higher gross profit and gross profit margin in Ohio as a result of new dispensary openings, as well as lower costs following the ramp up of our Ohio grower processor facilities in 2024 to support the transition to adult-use sales. Jushi branded product sales as a percentage of total retail revenue were 57% across the Company's five vertical markets compared to 55% in the prior year.

Operating Expenses

Operating expenses were $109,126 compared to $107,440, an increase of $1,686, or 2%. The following table presents information on our operating expenses for the periods indicated:

		Year Ended December 31,						
		2025		2024		$ Change		% Change
Salaries, wages and employee related expenses	$	56,778	$	56,443	$	335		1 %
Depreciation and amortization expense		17,250		15,459		1,791		12 %
Rent and related expenses		12,560		11,673		887		8 %
Professional fees and legal expenses		6,821		6,744		77		1 %
Software and technology expenses		4,299		4,120		179		4 %
Share-based compensation expense		2,105		4,222		(2,117)		(50)%
Tangible long-lived asset impairment		—		432		(432)		(100)%
Gain on asset disposals and lease terminations		(2,675)		(2,400)		(275)		11 %
Other expenses [1]		11,988		10,747		1,241		12 %
Total operating expenses	$	109,126	$	107,440	$	1,686		2 %

[1]   Other expenses are primarily comprised of marketing and selling expenses, insurance costs, administrative and licensing fees, travel, entertainment and other.

Operating expenses increased primarily as a result of higher depreciation and amortization expense due to the amortization of our business licenses which commenced on June 1, 2024, as we concluded that our business licenses no longer have indefinite useful lives. This increase was partially offset by lower share-based compensation expense which reflects higher forfeitures as well as lower fair value of share-based compensation granted.

Other Income (Expense)

Interest Expense, Net

Interest expense, net, was $40,845 compared to $37,425, an increase of $3,420, or 9%. The increase in interest expense, net, is primarily due to the 2024 Term Loan which was issued in July 2024, which was partially offset by the decrease in interest expense from the repayment of the Acquisition Facility in July 2024.

Fair Value Gain (Loss) on Derivatives

Fair value loss on derivatives was $5,087 compared to a gain of $6,275. Fair value gain (loss) on derivatives includes the fair value changes relating to the derivative warrants. The derivative warrants are required to be remeasured at fair value at each reporting period. The fair value changes in derivatives were primarily attributable to the movement in our stock price during the corresponding period.

Other, Net

Other, net, was income of $7,478 compared to $3,140, a change of $4,338. The current year is primarily comprised of $10,617 related to employee retention credit claims, including interest, received from the IRS, and $914 gain on sale of a non-core asset, partially offset by a $4,308 non-cash adjustment to our indemnification asset related to acquisitions made in prior years and $885 foreign exchange translation loss in relation to certain Second Lien Notes denominated in Canadian dollars. The prior year primarily includes $1,896 gain on the deconsolidation of Jushi Europe, $1,529 foreign exchange gains and $400 reversal of legal claim accruals no longer required, partially offset by $2,098 indemnification asset adjustment related to acquisitions made in prior years.

Income Tax Expense

Total income tax expense was $34,988 compared to $31,630, an increase of $3,358, or 11%. The increase in income tax expense is primarily driven by an increased valuation allowance against our Canadian deferred tax assets.

Non-GAAP Measures and Reconciliation

In addition to providing financial measurements based on GAAP, we provide additional financial metrics that are not prepared in accordance with GAAP. We use non-GAAP financial measures, in addition to GAAP financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes and to evaluate our financial performance. These non-GAAP financial measures are EBITDA and Adjusted EBITDA (each as defined below). We believe that these non-GAAP financial measures reflect our ongoing business by excluding the effects of expenses that are not reflective of our operating business performance and allow for meaningful comparisons and analysis of trends in our business. These non-GAAP financial measures also facilitate comparing financial results across accounting periods and to those of peer companies. As there are no standardized methods of calculating these non-GAAP measures, our methods may differ from those used by others, and accordingly, the use of these measures may not be directly comparable to similar measures used by others, thus limiting their usefulness. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are financial measures that are not defined under GAAP. We define EBITDA as net income (loss), or "earnings", before interest, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA before: (i) non-cash share-based compensation expense; (ii) fair value changes in derivatives; (iii) other (income)/expense items; (iv) transaction costs; (v) asset impairment; (vi) gain/loss on debt extinguishment; and (vii) start-up costs. These financial measures are metrics that have been adjusted from the GAAP net income (loss) measure in an effort to provide readers with a normalized metric in making comparisons more meaningful across the cannabis industry, as well as to remove non-recurring, irregular and one-time items that may otherwise distort the GAAP net income measure. Other companies in our industry may calculate this measure differently, limiting their usefulness as comparative measures.

Reconciliation of EBITDA and Adjusted EBITDA (Non-GAAP Measures)

Adjusted EBITDA for the years ended December 31, 2025 and 2024, was $50,262 and $46,177, respectively, resulting in an increase of $4,085 or 9%. The increase was primarily due to payments received from the IRS in relation to employee retention credit claims, partially offset by overall lower margin.

The table below reconciles net loss to EBITDA and Adjusted EBITDA for the periods indicated.

(Amounts expressed in thousands of U.S. dollars)

		Year Ended December 31,		
		2025		2024
NET LOSS	$	(68,591)	$	(48,777)
Income tax expense		34,988		31,630
Interest expense, net		40,845		37,425
Depreciation and amortization [1]		30,988		29,889
EBITDA (Non-GAAP)		38,230		50,167
Non-cash share-based compensation		2,105		4,222
Fair value changes in derivatives		5,087		(6,275)
Tangible long-lived asset impairment		—		432
Loss on debt extinguishments		—		362
Other (income) expense, net [2]		4,840		(2,731)
Adjusted EBITDA (Non-GAAP)	$	50,262	$	46,177

[1] Includes amounts that are included in cost of goods sold and in operating expenses.

[2] Includes: (i) remeasurement of contingent consideration related to acquisitions; (ii) losses (gains) on legal settlements; (iii) losses (gains) on lease terminations; (iv) losses (gains) on asset disposals; (v) foreign exchange losses (gains); (vi) indemnification asset adjustments related to acquisitions; (vii) severance costs; and (viii) gain on deconsolidation of Jushi Europe.

Liquidity and Capital Resources

(Amounts expressed in thousands of U.S. dollars, unless otherwise stated)

Sources and Uses of Cash

We had cash, cash equivalents and restricted cash of $26,616 as of December 31, 2025.

The major components of our statements of cash flows for the years ended December 31, 2025 and 2024 are as follows:

		Year Ended December 31,						
		2025		2024		$ Change		% Change
Net cash flows provided by operating activities	$	17,725	$	21,569	$	(3,844)		(18)%
Net cash flows used in investing activities		(13,222)		(7,067)		(6,155)		87 %
Net cash flows provided by (used in) financing activities		767		(24,461)		25,228		103 %
Net change in cash, cash equivalents and restricted cash	$	5,270	$	(9,959)	$	15,229		153 %

Operating activities

Cash provided by operations was $17,725, as compared to $21,569. The decrease was primarily driven by a decline in cash flow from working capital.

Investing activities

Net cash used in investing activities was $13,222 compared to $7,067. The current year includes $16,090 for the purchase of property, plant and equipment for use in our operations and $1,202 of intangible assets acquired, which were partially offset by $4,070 in proceeds from sale of non-core assets. The prior year includes $4,708 for the purchase of property, plant and equipment for use in our operations and $5,207 for payments primarily related to the acquisition of additional licenses in Ohio, which were partially offset by $2,848 in proceeds from sale of non-core assets.

Financing activities

Net cash provided by financing activities was $767 compared to net cash used in financing activities of $24,461.

The current year cash flows provided by financing activities includes $4,608 net proceeds from Second Lien Notes and $3,473 net mortgage loan proceeds, which were partially offset by $2,240 in net finance lease obligation payments, $1,877 in payments of other financing activities, $2,425 in 2024 Term Loan payments, $586 in payments of mortgage-related debt and $175 in payments of promissory notes.

The prior year net cash flows used in financing activities includes $60,125 payments related to the Acquisition Facility which was extinguished in July 2024, $6,350 in payments of promissory notes, and $7,188 in other payments. These payments were partially offset by $47,530 of net proceeds from the issuance of the 2024 Term Loan and $1,633 of proceeds from other financing activities.

Liquidity

As of December 31, 2025, $46,075 of 2024 Term Loan and $86,194 of Second Lien Notes were payable within the next twelve months. As discussed in Note 10 - Debt and Note 25 - Subsequent Events in this Annual Report on Form 10-K, we refinanced both our 2024 Term Loan and our Second Lien Notes on March 27, 2026. The refinancing was completed through the issuance of a $160,000 senior secured term loan ("2026 Term Loan") to a syndicate of lenders that bears an interest rate of 12.5% and matures in March 2029. As a result, the 2024 Term Loan and Second Lien Notes were classified as long-term debt as of December 31, 2025. After giving effect to the refinancing of our 2024 Term Loan and Second Lien Notes, we believe that our existing cash and cash equivalents and cash from operations will be sufficient to meet our working capital and capital expenditure needs for at least the next twelve months.

During the year ended December 31, 2025, we enhanced liquidity by factoring certain employee retention credit claims, issuing Second Lien Notes, and increasing the principal balance on one of our mortgage loans - refer to Note 4 - Prepaid Expenses and Other Current Assets and Note 10 - Debt of our Annual Financial Statements included in this Annual Report on Form 10-K. We may choose to take advantage of additional opportunistic capital raising or refinancing transactions at any time, depending on future capital expenditure needs.

Capital Resources

Off-Balance Sheet Arrangements

As of December 31, 2025, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

As a smaller reporting company, we are not required to provide the information under this item.

Critical Accounting Estimates

The preparation of our Annual Financial Statements in conformity with GAAP requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are based on historical experience and other relevant factors and reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

Impairment Assessments

Property and equipment, right-of-use assets and definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Factors which could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy of the business, a significant decrease in the market value of the assets or significant negative industry or economic trends. In accordance with Accounting Standards Codification ("*ASC") 360-10*, when evaluating long-lived assets with impairment indicators for potential impairment, we first compare the carrying value of the asset to its estimated undiscounted cash flows. If the sum of the estimated undiscounted cash flows is less than the carrying value of the asset, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to its estimated fair value, which is typically based on estimated discounted future cash flows. An impairment charge is recorded for the excess of the asset's or asset group's carrying value over its fair value.

In accordance with ASC 350 Intangibles - Goodwill and Other, we review goodwill and indefinite lived intangibles for impairment at the reporting unit level at least annually as of October 1, or when events or circumstances dictate, more frequently. At the time of a business combination, goodwill is either assigned to a specific reporting unit or allocated among reporting units based on the relative fair value of each reporting unit. The Company first performs a qualitative assessment to determine if it is more-likely-than-not that the reporting unit's carrying value, which includes goodwill and intangibles, is more than its fair value, indicating a potential for impairment, and therefore requiring a quantitative assessment. If we determine that a quantitative impairment test is required, we typically use a combination of an income approach, i.e., a discounted cash flow calculation, and a market approach, i.e., using a market multiple method, to determine the fair value of each reporting unit, and then compare the fair value to its carrying amount to determine the amount of impairment, if any. If a reporting unit's fair value is less than its carrying amount, the Company would record an impairment charge based on that difference, up to the amount of goodwill and intangibles allocated to that reporting unit.

The quantitative impairment test requires the application of a number of significant assumptions, including estimated revenue growth rates, profit margins, terminal value growth rates, market multiples, and discount rates. The projections of future cash flows used to assess the fair value of the reporting units are based on the internal operation plans reviewed by management. The market multiples are based on comparable public company multiples. The discount rates are based on the risk-free rate of interest and estimated risk premiums for the reporting units at the time the impairment analysis is prepared or such evaluation date.

Uncertain Tax Positions

As we operate in the cannabis industry, we are subject to the limits of Internal Revenue Code ("IRC") Section 280E for U.S. federal income tax purposes as well as state income tax purposes for all states except for California, Massachusetts, Illinois and Pennsylvania. Under IRC Section 280E, we are only allowed to deduct expenses directly related to cost of goods sold. This results in permanent differences for ordinary and necessary business expenses recorded on our consolidated statements of operations and those expenses that are deemed non-allowable under IRC Section 280E. For fiscal years 2023, 2024 and 2025, we have taken the position that we do not owe taxes attributable to the application of IRC Section 280E. However, since our tax position on IRC Section 280E may be challenged by the IRS, we elected to treat the deductibility of these related expenses as an uncertain tax position. As of December 31, 2025, the balances in unrecognized tax benefits on the consolidated balance sheets include the impact of the tax position on IRC Section 280E.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

As a smaller reporting company, we are not required to provide the information required by this item.

Item 8. Audited Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID No. 324)

To the Stockholders and the Board of Directors of Jushi Holdings Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Jushi Holdings Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in equity (deficit), and cash flows for the years ended December 31, 2025, 2024 and 2023, and the related notes to the consolidated financial statements (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Macias Gini & O'Connell LLP

Irvine, California
March 31, 2026

We have served as the Company's auditor since 2023.

CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars, except share amounts)

	December 31, 2025	December 31, 2024
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 24,047	$ 19,521
Accounts receivable, net	2,801	1,461
Inventories, net	34,607	36,138
Prepaid expenses and other current assets	6,858	15,030
Total current assets	68,313	72,150
NON-CURRENT ASSETS:		
Property, plant and equipment, net	143,321	144,063
Right-of-use assets - finance leases	57,667	60,627
Other intangible assets, net	92,205	100,472
Goodwill	30,910	30,910
Other non-current assets	27,801	30,273
Restricted cash - non-current	2,125	1,825
Total non-current assets	354,029	368,170
Total assets	$ 422,342	$ 440,320
LIABILITIES AND EQUITY (DEFICIT)		
CURRENT LIABILITIES:		
Accounts payable	$ 22,330	$ 21,459
Accrued expenses and other current liabilities	25,531	32,786
Income tax payable	265	2,299
Debt, net - current portion (including related party principal amounts of $0 and $800 as of December 31, 2025 and 2024, respectively)	6,639	2,758
Finance lease obligations - current	11,125	9,593
Derivative liabilities - current	296	—
Total current liabilities	66,186	68,895
NON-CURRENT LIABILITIES:		
Debt, net - non-current (including related party principal amounts of $41,109 and $35,296 as of December 31, 2025 and 2024, respectively)	199,195	183,449
Finance lease obligations - non-current	53,547	52,742
Derivative liabilities - non-current	8,311	3,128
Unrecognized tax benefits (including interest and penalties of $38,342 and $27,839 as of December 31, 2025 and 2024, respectively)	177,242	143,688
Other liabilities - non-current	33,205	38,653
Total non-current liabilities	471,500	421,660
Total liabilities	537,686	490,555
COMMITMENTS AND CONTINGENCIES (Note 22)		
EQUITY (DEFICIT):		
Common stock, no par value; authorized shares - unlimited; issued and outstanding shares - 199,696,597 and 196,696,597 Subordinate Voting Shares as of December 31, 2025 and 2024, respectively	—	—
Paid-in capital	511,868	508,386
Accumulated deficit	(627,212)	(558,621)
Total Jushi shareholders' equity (deficit)	(115,344)	(50,235)
Non-controlling interests	—	—
Total deficit	(115,344)	(50,235)
Total liabilities and equity (deficit)	$ 422,342	$ 440,320

The accompanying notes are an integral part of these consolidated financial statements.

JUSHI HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except share and per share amounts)

		Year Ended December 31,				
		2025		**2024**		**2023**
REVENUE, NET	$	262,909	$	257,525	$	269,445
COST OF GOODS SOLD		(148,932)		(139,222)		(153,217)
GROSS PROFIT		113,977		118,303		116,228
OPERATING EXPENSES						
Selling, general and administrative		109,126		107,008		110,472
Asset impairments		—		432		8,574
Total operating expenses		109,126		107,440		119,046
INCOME (LOSS) FROM OPERATIONS		4,851		10,863		(2,818)
OTHER INCOME (EXPENSE):						
Interest expense, net		(40,845)		(37,425)		(36,966)
Fair value gain (loss) on derivatives		(5,087)		6,275		9,589
Other, net		7,478		3,140		(3,101)
Total other income (expense), net		(38,454)		(28,010)		(30,478)
LOSS BEFORE INCOME TAX		(33,603)		(17,147)		(33,296)
Income tax expense		(34,988)		(31,630)		(31,806)
NET LOSS	$	(68,591)	$	(48,777)	$	(65,102)
LOSS PER SHARE - BASIC AND DILUTED	$	(0.35)	$	(0.25)	$	(0.33)
Weighted average shares outstanding - basic and diluted		195,196,597		195,158,282		194,770,212

The accompanying notes are an integral part of these consolidated financial statements.

JUSHI HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)
(in thousands of U.S. dollars, except share amounts)

	Subordinate Voting Shares	Paid-In Capital	Accumulated Deficit	Total Jushi Shareholders' Equity (Deficit)	Non-Controlling Interests	Total Equity (Deficit)
Balances - January 1, 2023	196,686,372	$ 492,020	$ (444,742)	$ 47,278	$ (1,387)	$ 45,891
Shares canceled upon forfeiture of restricted stock, net of restricted stock grants	(54,774)	—	—	—	—	—
Share-based compensation (including related parties)	—	8,092	—	8,092	—	8,092
Modification and reclassification of warrants	—	3,391	—	3,391	—	3,391
Cashless exercise of options	—	(282)	—	(282)	—	(282)
Issuance of warrants	—	391	—	391	—	391
Net loss	—	—	(65,102)	(65,102)	—	(65,102)
Balances - December 31, 2023	196,631,598	$ 503,612	$ (509,844)	$ (6,232)	$ (1,387)	$ (7,619)
Shares issued upon exercise of stock options	64,999	39	—	39	—	39
Share-based compensation (including related parties)	—	4,222	—	4,222	—	4,222
Issuance of warrants	—	863	—	863	—	863
Deconsolidation of Jushi Europe	—	—	—	—	1,387	1,387
Northern Cardinal Ventures Transaction	—	(350)	—	(350)	—	(350)
Net loss	—	—	(48,777)	(48,777)	—	(48,777)
Balances - December 31, 2024	196,696,597	$ 508,386	$ (558,621)	$ (50,235)	$ —	$ (50,235)
Shares issued for restricted stock grants	3,000,000	—	—	—	—	—
Share-based compensation (including related parties)	—	2,105	—	2,105	—	2,105
Reclassification of warrants	—	1,377	—	1,377	—	1,377
Net loss	—	—	(68,591)	(68,591)	—	(68,591)
Balances - December 31, 2025	199,696,597	$ 511,868	$ (627,212)	$ (115,344)	$ —	$ (115,344)

The accompanying notes are an integral part of these consolidated financial statements.

JUSHI HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended December 31,		
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (68,591)	$ (48,777)	$ (65,102)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization, including amounts in cost of goods sold	30,988	29,889	26,588
Share-based compensation	2,105	4,222	8,092
Fair value changes in derivatives	5,087	(6,275)	(9,589)
Non-cash interest expense, including amortization of deferred financing costs	9,819	7,044	6,498
Deferred income taxes and uncertain tax positions	34,093	28,900	25,874
Loss on debt extinguishment	—	362	—
Asset impairments	—	432	8,574
Gain on asset disposals	(2,396)	(732)	(1,648)
Gain on deconsolidation of Jushi Europe	—	(1,896)	—
Other non-cash items, net	3,945	2,212	8,855
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(1,126)	1,863	(2,366)
Inventory	1,758	(4,006)	(4,687)
Prepaid expenses and other current and non-current assets	1,150	(1,514)	404
Accounts payable, accrued expenses and other current liabilities	893	9,845	(4,811)
Net cash flows provided by (used in) operating activities	17,725	21,569	(3,318)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payments for property, plant and equipment	(16,090)	(4,708)	(10,743)
Investments in intangible assets	(1,202)	—	—
Proceeds from sale of assets	4,070	2,848	4,351
Payments for investments, net of cash of $218	—	(5,207)	—
Net cash flows used in investing activities	(13,222)	(7,067)	(6,392)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of options	—	39	—
Proceeds from second lien notes, net of debt discount of $512	4,608	—	—
Proceeds from 2024 term loan, net of debt discount of $970	—	47,530	—
Proceeds from mortgage loans, net of issuance cost of $20, $0 and $0 as of December 31, 2025, 2024 and 2023 respectively	3,473	—	21,900
Payments of mortgage loans	(586)	(408)	(211)
Payments of promissory notes	(175)	(6,350)	—
Payments of acquisition related credit facility	—	(60,125)	(4,875)
Payments of finance leases	(2,240)	(2,091)	(3,526)
Payments of 2024 term loan	(2,425)	—	—
Payments of loan financing costs	(11)	(2,689)	(250)
Proceeds from other financing activities	—	1,633	3,862
Payments of other financing activities	(1,877)	(2,000)	(3,031)
Net cash flows provided by (used in) financing activities	767	(24,461)	13,869
NET CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	5,270	(9,959)	4,159
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	21,346	31,305	27,146
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, END OF YEAR	$ 26,616	$ 21,346	$ 31,305

The accompanying notes are an integral part of these consolidated financial statements.

JUSHI HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended December 31,					
	2025		**2024**		**2023**	
SUPPLEMENTAL CASH FLOW INFORMATION:						
Cash paid for interest (excluding capitalized interest)	$	30,210	$	30,050	$	29,363
Cash paid (received) for income taxes, net	$	2,453	$	(4,389)	$	2,780
NON-CASH INVESTING AND FINANCING ACTIVITIES:						
Capital expenditures	$	2,382	$	2,897	$	1,475
Right-of-use assets from finance lease liabilities	$	3,458	$	2,030	$	681
Issuance of second lien notes for settlement of accrued bonus	$	—	$	1,382	$	1,900
Issuance of promissory notes for acquisitions	$	5,909	$	—	$	—
Warrants issued for second lien notes	$	1,769	$	—	$	—
Financed insurance premiums	$	1,519	$	—	$	—
Property, plant and equipment from finance lease liabilities	$	1,067	$	—	$	—
Mortgage loans used for capital expenditure	$	507	$	—	$	—
Issuance of second lien notes for debt exchange	$	—	$	4,750	$	—
Warrants issued for debt exchange	$	—	$	863	$	—
Warrants issued for 2024 term loan	$	—	$	6,765	$	—
Issuance of debt to acquire non-controlling interest in Northern Cardinal	$	—	$	175	$	—
Note receivable issued for sale of business license	$	—	$	300	$	—

The accompanying notes are an integral part of these consolidated financial statements.

JUSHI HOLDINGS INC.
 Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



1. NATURE OF OPERATIONS

Jushi Holdings Inc. (the "Company" or "Jushi") is incorporated under the British Columbia's Business Corporations Act. The Company is a vertically integrated, multi-state cannabis operator engaged in retail, distribution, cultivation, and processing in both medical and adult-use markets. As of December 31, 2025, Jushi, through its subsidiaries, owns or manages cannabis operations and/or holds licenses in the adult-use and/or medicinal cannabis marketplace in California, Illinois, Massachusetts, Nevada, New Jersey, Ohio, Pennsylvania and Virginia. The Company's head office is located at 301 Yamato Road, Suite 3250, Boca Raton, Florida 33431, United States of America, and its registered address is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8, Canada.

The Company is listed on the Canadian Securities Exchange ("CSE") and trades its subordinate voting shares ("SVS") under the ticker symbol "JUSH". The Company's SVS trade in the United States on the OTCQX® Best Market ("OTCQX") under the symbol "JUSHF".

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accompanying consolidated financial statements present the consolidated financial position and operations of Jushi Holdings Inc. and its subsidiaries and entities over which the Company has control, in accordance with accounting principles generally accepted in the U.S. ("GAAP"). The accounts of the subsidiaries are prepared for the same reporting period using consistent accounting policies. Intercompany balances and transactions are eliminated in consolidation.

Summary of Significant Accounting Policies

Functional and Reporting Currency

The functional currency of the Company and its subsidiaries, as determined by management, is the U.S. dollar. The Company's reporting currency is the U.S. dollar. These consolidated financial statements are presented in thousands of U.S. dollars unless otherwise noted. Transactions in foreign currencies are recorded at a rate of exchange approximating the prevailing rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the statement of financial position date are translated into the functional currency at the foreign exchange rate in effect at that date. Realized and unrealized exchange gains and losses are recognized through profit and loss.

Use of Estimates

The preparation of these consolidated financial statements and accompanying notes requires us to make estimates and assumptions that affect amounts reported. Estimates are used to account for certain items such as the valuation of inventories, and the estimated yields from harvest and conversion to finished goods; the assessment of business combinations and asset acquisitions and the fair values of the assets and liabilities acquired; the fair value of purchase consideration and contingent consideration; the useful lives of definite lived intangible assets and property and equipment; impairment; share-based compensation; leases; income tax provision and uncertain tax positions; the collectability of receivables; and other items requiring judgment. Estimates are based on historical information and other assumptions that management believes are reasonable under the circumstances. Due to the inherent uncertainty involved with estimates, actual results may differ materially.

Cash, Cash Equivalents and Restricted Cash

The Company considers cash deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include cash deposits in financial institutions and cash held at retail locations. Cash and cash held in money market investments are carried at fair value. When the use of a cash balance is

JUSHI HOLDINGS INC.
  Notes to Consolidated Financial Statements
  (Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



subject to regulatory or contractual restrictions and therefore not available for general use by the Company, the Company classifies the cash as restricted cash.

The Company maintains cash balances in certain bank accounts in excess of the Federal Deposit Insurance Corporation limits. The failure of a financial institution where the Company has significant deposits in excess of the Federal Deposit Insurance Corporation limits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company's business, financial condition and results of operations.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	As of December 31,			
		2025		2024
Cash and cash equivalents	$	24,047	$	19,521
Restricted cash included in Prepaid expenses and other current assets		444		—
Restricted cash - non-current		2,125		1,825
Cash, cash equivalents and restricted cash	$	26,616	$	21,346

Accounts Receivable and Expected Credit Losses

Accounts receivable are recorded at the invoiced amount and do not bear interest. Expected credit losses (or "allowance") reflect the Company's estimate of amounts in its existing accounts receivable that may not be collected due to customer claims or customer inability or unwillingness to pay. Collectability of accounts receivable is reviewed on an ongoing basis. Expected credit losses are determined based on a combination of factors, including the Company's risk assessment regarding the specific exposures, credit worthiness of its customers, historical collection experience and length of time the receivables are past due. Account balances are charged off against the allowance when the Company believes it is probable the receivable will not be recovered. The Company's charges to the allowance during each financial period presented in the consolidated statements of operations and its related allowance at each respective balance sheet date were not material. For certain customers, who are also vendors of the Company that meet the right of setoff criteria within Accounting Standards Codification ("ASC") 210-20, *Balance Sheet Offsetting*, the Company nets the accounts receivable and accounts payable for balance sheet presentation purposes.

Inventories

Inventories are comprised of raw materials, work in process, finished goods and packaging materials. Inventories primarily consist of cannabis plants, dried cannabis, cannabis trim, and cannabis derivatives such as oils and edible products, and accessories. Inventories are initially recorded at cost and subsequently at the lower of cost or net realizable value. Costs incurred during the growing and production processes are capitalized as incurred. These costs include direct materials, labor and manufacturing overhead used in the cultivation and processing processes. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs to complete and sell. Cost is primarily determined on an average cost basis. The Company also reviews inventory for obsolete and slow-moving goods and writes down inventory to net realizable value.

Property, Plant and Equipment

Property, plant, and equipment ("PP&E") are measured at cost less accumulated depreciation and impairment losses, if applicable. Purchased property and equipment are initially recorded at cost, or, if acquired in a business combination, at the acquisition date fair value. Finance lease right-of-use assets are recognized at inception based on the present value of minimum future lease payments. Depreciation is recognized on a straight-line basis over the following periods:

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



Buildings and building components	7 - 30 years
Leasehold improvements	The lesser of the term of the lease or the estimated useful life of the asset: 1 - 28 years
Machinery and equipment	1 - 10 years
Furniture, fixtures and office equipment (including computers)	2 - 7 years
Finance lease ROU assets - buildings	10 - 28 years
Finance lease ROU assets - machinery and equipment	3 - 5 years

Land has an unlimited useful life and is, therefore, not depreciated. An asset's residual value, useful life and depreciation method are reviewed annually and adjusted prospectively if necessary.

Construction-in-process ("CIP") represents assets under construction and is measured at cost, including borrowing costs incurred during the construction of qualifying assets. When construction on a property is complete and available for use, the cost of construction which has been included in CIP will be reclassified to buildings and improvements, leasehold improvements or furniture and fixtures, as appropriate, and depreciated.

Impairment of Long-Lived Assets

Property and equipment, as well as right-of-use assets and definite lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If circumstances require these long-lived assets to be tested for possible impairment and the Company's analysis indicates that a possible impairment exists based on an estimate of undiscounted future cash flows, the Company is required to estimate the fair value of the asset.

An impairment charge is recorded for the excess of the asset's or asset group's carrying value over its fair value, if any. Asset groups have identifiable cash flows and are largely independent of other asset groups. The Company assesses the fair value of long-lived assets using commonly accepted techniques, and may use more than one method, including recent third-party comparable sales and discounted cash flow models. The Company's impairment analyses require management to apply judgment in estimating future cash flows as well as asset fair values, and other assumptions.

Business Combinations

Acquisitions are assessed under ASC 805 *Business Combinations*, and judgment is required to determine whether a transaction qualifies as an asset acquisition or business combination. The Company includes in these financial statements the results of operations of the businesses acquired from the acquisition date. Acquisition-related expenses are recognized separately from a business combination and are expensed as incurred.

The Company allocates the purchase price of the business combination to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over the fair values of identifiable assets and liabilities is recorded as goodwill. To the extent the fair value of the net assets acquired, including other identifiable assets, exceeds the purchase price, a bargain purchase gain is recognized in the statement of operations.

Acquisitions of assets or a group of assets that do not meet the definition of a business are accounted for as asset acquisitions using the cost accumulation method, whereby the cost of the acquisition, including certain transaction costs, is allocated to the assets acquired on the basis of relative fair values. No goodwill is recognized in an asset acquisition.

Variable Interest Entities

The Company determines at the inception of each arrangement whether an entity in which the Company has made an investment or in which it has other variable interests is considered a variable interest entity ("VIE"). The Company



consolidates VIEs when it is the primary beneficiary. The Company is the primary beneficiary of a VIE when it has the power to direct activities that most significantly affect the economic performance of the VIE and has the obligation to absorb the majority of their losses or benefits. If the Company is not the primary beneficiary in a VIE, the VIE will be accounted for in accordance with other applicable accounting guidance. Periodically, the Company assesses whether any changes in the Company's interest or relationship with the entity affect the determination of whether the entity is a VIE and, if so, whether the Company is the primary beneficiary.

Intangible Assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. The estimated useful lives, residual values and amortization methods are reviewed annually, and any changes in estimates are accounted for prospectively. Finite lived intangible assets are amortized using the straight-line method over their estimated useful lives.

In May 2024, the Company sold one of its business licenses which was previously deemed to have an indefinite life. Furthermore, the Company continually evaluates its footprint and non-core assets, including licenses, as it executes its long-term strategies. In light of this, the Company determined that its business licenses no longer have indefinite useful lives. Additionally, the Company performed an impairment assessment immediately prior to the change and concluded that the business licenses were not impaired. As such, the Company commenced amortizing its business licenses with a gross value of $82,401 effective June 1, 2024 on a straight-line basis over a 15-year period. Annual amortization is approximately $5,493.

Goodwill and Indefinite Lived Intangibles

In accordance with ASC 350 *Intangibles - Goodwill and Other*, the Company reviews goodwill and indefinite lived intangibles for impairment at the reporting unit level at least annually as of October 1, or when events or circumstances dictate, more frequently. At the time of a business combination, goodwill is either assigned to a specific reporting unit or allocated between reporting units based on the relative fair value of each reporting unit. The Company first performs a qualitative assessment to determine if it is more-likely-than-not that the reporting unit's carrying value, which includes goodwill and intangibles, is more than its fair value, indicating a potential for impairment, and therefore requiring a quantitative assessment. If the Company determines that a quantitative impairment test is required, the Company typically uses a combination of an income approach, i.e., a discounted cash flow calculation, and a market approach, i.e., using a market multiple method, to determine the fair value of each reporting unit, and then compares the fair value to its carrying amount to determine the amount of impairment, if any. If a reporting unit's fair value is less than its carrying amount, the Company would record an impairment charge based on that difference, up to the amount of goodwill and intangibles allocated to that reporting unit.

The quantitative impairment test requires the application of a number of significant assumptions, including estimated revenue growth rates, profit margins, terminal value growth rates, market multiples, and discount rates. The projections of future cash flows used to assess the fair value of the reporting units are based on the internal operation plans reviewed by management. The market multiples are based on comparable public company multiples. The discount rates are based on the risk-free rate of interest and estimated risk premiums for the reporting units at the time the impairment analysis is prepared or such evaluation date.

Leases

In accordance with ASC 842 Leases, the Company determines if an arrangement is a lease at inception. When a leasing arrangement is identified, a determination is made at inception as to whether the lease is an operating or a finance lease. Operating lease right-of-use ("ROU") assets and operating lease (current and non-current) liabilities and finance lease ROU assets and finance lease (current and non-current) liabilities are recognized in the consolidated balance sheets.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets and are expensed in the consolidated statements of operations on a straight-line basis over the lease term.

ROU assets represent the Company's right to use an underlying asset in which the Company obtains substantially all of the economic benefits and the right to direct the use of the asset during the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term, using a discount rate equivalent to the Company's incremental borrowing rate for a term similar to the estimated duration of the lease, as the rates implicit in the Company's leases are not readily available. Payments that are not fixed at the commencement of the lease are considered variable and are excluded from the ROU asset and lease liability calculations. For finance leases, interest expense on lease liabilities is recognized using the effective interest method, and amortization of the related ROU asset is on a straight-line basis. Refer to Property, Plant and Equipment above for the useful lives of finance lease ROU assets. Operating lease cost, which includes the interest on the lease liability and amortization of the related ROU asset, is recognized on a straight-line basis over the lease term.

Topic 842 requires lessees to discount lease payments using the rate implicit in the lease if that rate is readily available in accordance with Topic 842. If that rate cannot be readily determined, the lessee is required to use its incremental borrowing rate. The Company generally uses the incremental borrowing rate when initially recording leases. Information from the lessor regarding the fair value of underlying assets and initial direct costs incurred by the lessor related to the leased assets is not available. The Company determines the incremental borrowing rate as the interest rate the Company would pay to borrow over a similar term the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. Topic 842 requires lessees to estimate the lease term. In determining the period which the Company has the right to use an underlying asset, management considers the non-cancellable period along with all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

Segment

The Company operates a vertically integrated cannabis business with eight operating segments at the state level. These operating segments are aggregated into one reportable segment due to their similar economic performance and qualitative characteristics related to the cultivation, processing, distribution and sale of cannabis in the U.S. All of the Company's revenues were generated within the U.S., and substantially all long-lived assets are located within the U.S. The chief operating decision maker is the Chief Executive Officer. The chief operating decision maker assesses performance and decides how to allocate resources based on operating results that are reported on the income statement as consolidated net income (loss). The measure of segment assets is reported on the balance sheet as total consolidated assets, and the measure of segment revenue and expenses is reported as total consolidated revenue and expenses in the consolidated statements of operations. For more information on the reportable segment expenses, refer to Note 18 - Operating Expenses.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 *Revenue from Contracts with Customers ("ASC 606")*. ASC 606 requires revenue to be recognized when control of the promised goods or services are transferred to customers at an amount that reflects the consideration that the Company expects to receive. Application of ASC 606 requires a five-step model applicable to all product offering revenue streams as follows: (1) identify a customer along with a corresponding contract; (2) identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer; (3) determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer; (4) allocate the transaction price to the performance obligation(s) in the contract; and (5) recognize revenue when or as the Company satisfies the performance obligation(s).

JUSHI HOLDINGS INC.
 Notes to Consolidated Financial Statements
 (Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



Contract assets, as defined in ASC 606, include amounts that represent the right to receive payment for goods and services that have been transferred to the customer with rights conditional upon something other than the passage of time. Contract liabilities are defined in the standard to include amounts that reflect obligations to provide goods and services for which payment has been received. The Company has no contract assets or unsatisfied performance obligations as of each balance sheet date presented in its consolidated balance sheets.

Under ASC 606, revenue from the sale of medicinal and adult-use cannabis and derivative products has a single performance obligation and revenue is recognized at the point in time when control of the product transfers and the Company's obligations have been fulfilled. This generally occurs upon delivery and acceptance by the customer. Amounts disclosed as revenue are net of allowances and discounts. Discounts issued with respect to sales are not variable consideration and represent a margin-driven decision. Taxes collected from customers for remittance to governmental authorities are excluded from revenue.

For some of its retail locations, the Company offers a loyalty reward program to its dispensary customers. A portion of the revenue generated in a sale is allocated to the loyalty points earned. The Company records a reduction in revenue and a liability based on the estimated probability of the point obligation incurred, calculated based on a standalone selling price of each loyalty point. Loyalty reward credits issued as part of a sales transaction results in revenue being deferred until the loyalty reward is redeemed by the customer. Loyalty points expire six months from award date and the Company estimates forfeitures based on historical forfeitures.

Share-Based Payment Arrangements

The Company accounts for equity-settled share-based payments in accordance with ASC 718 *Compensation – Stock Compensation*, which requires the Company to recognize share-based compensation expenses related to grants of stock options, restricted stock awards ("RSAs") and compensatory warrants to employees and non-employees based on the fair value of the share-based payments over the vesting period with a corresponding offsetting amount to paid-in capital within equity in the accompanying consolidated balance sheets. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period. No adjustment is made to any expense recognized in prior periods if vested stock options or warrant awards expire without being exercised. For share-based payments, the Company recorded the share-based compensation expenses using the graded vesting basis and are included in selling, general and administrative operating expenses in the accompanying consolidated statements of operations.

The fair value of stock options and compensatory warrants is estimated using the Black-Scholes valuation model, which requires assumptions for expected volatility, expected dividends, the risk-free interest rate and the expected term. The Company uses the simplified method to determine the expected term, as management does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The Company accounts for forfeitures of share-based grants as they occur. If any of the assumptions used in the Black-Scholes model or the anticipated number of shares to be vested change significantly, share-based compensation expense may differ materially in the future from that recorded in the current period. The fair value of RSAs is estimated based on the Company's stock price on grant date.

Income Taxes

Income tax expense is the total of the current period income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

The IRS has taken the position that Internal Revenue Code ("IRC") Section 280E prevents cannabis companies from deducing any business expenses other than those included in cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. In connection with



JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)

the preparation and filing of the fiscal 2022 federal income tax return, the Company changed its previous application of 280E to exclude certain parts of its business. For fiscal years 2023, 2024 and 2025, the Company has taken the position that its deduction of ordinary and necessary business expenses is not limited by IRC Section 280E.

In accordance with ASC 740 Income Taxes, a tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded.

The Company is treated as a U.S. corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company (as defined in the Income Tax Act (Canada)) for Canadian income tax purposes. As a result, the Corporation is subject to taxation both in Canada and the U.S.

Earnings or Loss per Share

Basic earnings or loss per share is computed by dividing the net income or loss attributable to Jushi shareholders by the basic weighted average number of shares of common stock outstanding for the period. Diluted earnings or loss per share is computed by dividing the net income or loss attributable to Jushi shareholders by the sum of the weighted average number of shares of common stock outstanding for the period, and the number of additional shares of common stock that would have been outstanding if the Company's outstanding potentially dilutive securities had been issued. Potentially dilutive securities include stock options, warrants, unvested restricted stock, convertible promissory notes, and vested restricted stock issued to employees for which a corresponding non-recourse promissory note receivable with the employee is outstanding until the notes are repaid. The dilutive effect of potentially dilutive securities is reflected in diluted earnings or loss per share by application of the treasury stock method, except if its impact is anti-dilutive. Under the treasury stock method, an increase in the fair market value of the Company's common stock can result in a greater dilutive effect from potentially dilutive securities.

Fair Value of Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers all related factors of the asset by market participants in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement: (i) Level 1 – Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date; (ii) Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by the observable market data for substantially the full term of the assets or liabilities; (iii) Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Refer to Note 23 - Financial Instruments.

Emerging Growth Company and Smaller Reporting Company

As an emerging growth company ("EGC"), the Jumpstart Our Business Startups Act ("JOBS Act") allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such

JUSHI HOLDINGS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



pronouncements are applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act until such time the Company is no longer considered to be an EGC. The adoption dates discussed in Recent Accounting Pronouncements reflect this election.

Recent Accounting Pronouncements

Adoption of New Accounting Standards

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires two primary enhancements of 1) disaggregated information on a reporting entity's effective tax rate reconciliation, and 2) information on income taxes paid. For public business entities, the new requirement is effective for annual periods beginning after December 15, 2024. The guidance is to be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Company adopted this pronouncement on January 1, 2025, which has resulted in enhanced income tax disclosures in its annual consolidated financial statements. The pronouncement was applied retrospectively to all prior periods presented in the financial statements.

Accounting Standards Issued But Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires an entity to improve disclosures about public business entities' expenses and to provide more detailed information around the types of expenses included in commonly presented expense captions. Additionally, in January 2025 the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods for fiscal years beginning after December 15, 2027, and can be applied on a prospective basis or on a retrospective basis to all periods presented. Early adoption is permitted. The Company is currently evaluating the effect of these pronouncements on its consolidated financial statements and related disclosures.

In May 2025, the FASB issued ASU 2025-03, *Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity*, which clarifies that when a business that is a VIE is acquired primarily with equity interests, the determination of the accounting acquirer should follow ASC 805 rather than defaulting to the primary beneficiary under ASC 810. ASU 2025-03 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the effect of this pronouncement on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, *Measurement of Credit Losses for Accounts Receivable and Contract Assets*, which provide entities with a practical expedience approach to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers, by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for annual periods beginning after December 15, 2025 and interim periods within those annual reporting periods, with early adoption permitted. The adoption of this pronouncement will not have a material impact on the Company's consolidated financial statements and related disclosures.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



3. INVENTORIES, NET

The components of inventories, net, are as follows:

	As of December 31,			
	2025		**2024**	
Cannabis plants	$	2,653	$	3,621
Harvested cannabis and packaging		7,659		11,290
Total raw materials		10,312		14,911
Work in process		6,855		4,493
Finished goods		17,440		16,734
Total inventories, net	$	34,607	$	36,138

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

The components of prepaid expenses and other current assets are as follows:

	As of December 31,			
	2025		**2024**	
Prepaid expenses and deposits	$	3,676	$	3,452
Employee retention credit receivable		688		9,181
Assets held for sale		382		611
Other current assets		2,112		1,786
Total prepaid expenses and other current assets	$	6,858	$	15,030

Employee Retention Credit Receivable

The Coronavirus Aid, Relief, and Economic Security Act, passed in March 2020 and subsequently amended in 2021, allowed eligible employers to take credits on certain amounts of qualified wages if the Company experienced either a full or partial suspension of operations due to COVID related government orders. During the year ended December 31, 2023, the Company, with guidance from a third-party specialist, determined it was entitled to employee retention credit ("ERC") claims for previous business interruptions related to COVID and filed for such claims with the Internal Revenue Service ("IRS"). As of December 31, 2025 and 2024, outstanding ERC claims were recorded as deferred income in Accrued expenses and other current liabilities, with an offsetting receivable amount in Prepaid expenses and other current assets within the consolidated balance sheets.

On February 11, 2025, the Company executed an agreement with an unrelated third party to sell certain ERC claims and received $5,081 in net cash proceeds on February 14, 2025. The Company was entitled to receive a portion of any interest paid on its respective ERC claims through the transaction date. Amounts were recognized in the consolidated statements of operations when the claims were paid by the IRS. As of December 31, 2025, all factored claims were received from the IRS.

The Company retained $4,162 of ERC claims. The amount reflected in Prepaid expenses and other current assets as of December 31, 2025, of $688 represents the portion of retained claims that have not yet been refunded by the IRS.

During the year ended December 31, 2025, the Company received payments on retained claims from the IRS in the amount of $3,411, plus interest on such amounts, which were recorded in other income (expense), net in the consolidated statements of operations. In addition, during the year ended December 31, 2025, the IRS paid $5,979 of factored claims plus interest on such amounts, of which $5,081 is also recorded in other income (expense), net in the consolidated statements of operations.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



Assets Held for Sale

As of December 31, 2025, the Company determined that certain assets relating to one of its dispensaries located in Illinois, with total carrying value of $382, met the criteria to be classified as assets held for sale, and were included in Prepaid expenses and other current assets in the consolidated balance sheet. In January 2026, the operations of that dispensary were turned over to the buyer pursuant to a master services agreement.

As of December 31, 2024, the Company determined that certain assets relating to one of its dispensaries located in Nevada, with total carrying value of $611, met the criteria to be classified as assets held for sale, and were included in Prepaid expenses and other current assets in the consolidated balance sheet. In May 2025, the Company sold the assets for a net gain of $2,243, which was recorded in operating expenses in the consolidated statements of operations for the year ended December 31, 2025.

Additionally, during the year ended December 31, 2024, the Company sold one of its business licenses in California, and one of its business licenses in Nevada which were both previously written off, for a net gain of $750 and $425, respectively. These amounts were recorded in operating expenses in the consolidated statements of operations.

5. PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment ("PPE") are as follows:

	As of December 31,	
	2025	2024
Buildings and building components	$ 91,225	$ 89,124
Land	12,956	12,956
Leasehold improvements	55,775	47,514
Machinery and equipment	24,946	23,959
Furniture, fixtures and office equipment (including computers)	23,769	22,597
Construction-in-process	4,808	2,533
Total property, plant and equipment - gross	213,479	198,683
Less: Accumulated depreciation	(70,158)	(54,620)
Total property, plant and equipment - net	$ 143,321	$ 144,063

Construction-in-process represents assets under construction for manufacturing and retail build-outs not yet ready for use.

Total depreciation was $16,550, $18,851 and $17,961 for the years ended December 31, 2025, 2024 and 2023, respectively. Interest expense capitalized to PPE totaled $400, $75 and $523 for the years ended December 31, 2025, 2024 and 2023, respectively.

6. ACQUISITIONS

2025 Business Combinations

The Company did not have any material acquisitions during the year ended December 31, 2025.

2024 Asset Acquisitions

The Company, through management services agreements, obtained control of the following entities during the year ended December 31, 2024: (i) Statewide; and (2) RJK (each as defined below). The Company consolidated these entities under the variable interest entities ("VIE") provisions of ASC 810, *Consolidation*.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



The following table summarizes the preliminary purchase price allocations as of their respective acquisition dates:

	Statewide [1]	RJK [1]	Total
Assets Acquired:			
Cash and cash equivalents	$ 24	$ 194	$ 218
Other assets	—	20	20
Inventory	24	251	275
Property, plant and equipment	18	50	68
Intangible assets [2]	3,787	7,008	10,795
Total assets acquired	$ 3,853	$ 7,523	$ 11,376
Liabilities Assumed:			
Accounts payable and accrued liabilities	$ 24	$ 323	$ 347
Total liabilities assumed	$ 24	$ 323	$ 347
Net assets acquired	$ 3,829	$ 7,200	$ 11,029
Consideration:			
Consideration paid in cash, net of working capital adjustments	$ 1,838	$ 3,413	$ 5,251
Consideration to be paid in promissory notes (fair value)	1,991	3,787	5,778
Fair value of consideration	$ 3,829	$ 7,200	$ 11,029

[1]   The Company accounted for these transactions as an asset acquisition after an evaluation of the U.S. GAAP guidance for business combinations. This conclusion was reached based on the determination that the license represented substantially all of the fair value of the gross assets acquired.

[2]   Represents licenses, which have 15-year useful lives.

Statewide

In September 2024, the Company entered into an Asset Purchase Agreement with Statewide Property Holdings Ohio, LLC ("Statewide") for certain assets to be acquired in connection with one dispensary in Toledo, Ohio, and a 10(B) additional dispensary in Warren, Ohio, which was completed in three separate closings. As a part of the first closing which occurred in October 2024, the Company also entered into a Management Services Agreement (the "MSA") which resulted in the day-to-day operations of the dispensary transferring to the Company, subject to state regulatory constraints, until the license and inventory assets were acquired in the second and third closings. Based on the terms of the MSA, it was determined that the Company has a variable interest in Statewide, and as such was consolidated in the Company's financial statements beginning in October 2024. The second closing for the license and inventory assets at the Toledo, Ohio dispensary occurred in February 2025, and the third closing for the license and inventory assets in the Warren, Ohio dispensary occurred in June 2025.

RJK

In October 2024, the Company entered into an Asset Purchase Agreement with RJK Holdings of Ohio, LLC ("RJK") for certain assets to be acquired in connection with one dispensary in Oxford, Ohio and a 10(B) additional dispensary in Mansfield, Ohio, which was completed in three separate closings. As part of the first closing which occurred in November 2024, the Company also entered into a MSA which resulted in the day-to-day operations of the dispensary transferring to the Company, subject to regulatory constraints, until the license and assets were acquired in the second and third closings. Based on the terms of the MSA, it was determined that the Company has a variable interest in RJK, and as such was consolidated in the Company's financial statements beginning in November 2024. The second closing for the license and

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



inventory assets at the Oxford, Ohio dispensary occurred in February 2025, and the third closing for the license and inventory assets at the Mansfield, Ohio dispensary occurred in August 2025.

7. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

As of December 31, 2025 and 2024, the carrying amount of goodwill was $30,910.

Other Intangible Assets

The components of other intangible assets are as follows:

	As of December 31,		Estimated Useful Life
	2025	**2024**	
Licenses [1][2]	$ 93,944	$ 93,196	15 years
Intellectual Property	9,580	9,580	10 years
Tradenames	12,169	12,169	5 - 10 years
Patient/Customer database	2,925	2,925	5 - 10 years
Non-compete	—	115	3 years
Website development	176	61	3 years
Formulations	50	50	Indefinite
Total gross amount	118,844	118,096	
Less: Accumulated Amortization	(26,639)	(17,624)	
Other Intangible Assets, net	$ 92,205	$ 100,472	

[1] Includes licenses acquired in 2024 in the amount of $10,795. Refer to Note 6 - Acquisitions for more information.
[2] The Company commenced amortizing its business licenses effective June 1, 2024. Refer to Note 2 - Basis of Presentation and Summary of Significant Accounting Policies for more information.

Amortization expense for the years ended December 31, 2025, 2024 and 2023 was $9,195, $6,281 and $3,269, respectively, and is included in cost of goods sold and in operating expenses in the consolidated statements of operations. During the year ended December 31, 2025, all additions to intangible assets were primarily related to acquisitions.

The estimated future annual amortization expense related to intangible assets as of December 31, 2025 are as follows:

2026	$ 8,946
2027	8,142
2028	8,077
2029	7,233
2030	6,513
Thereafter	53,244
Total estimated future amortization expense	$ 92,155

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



Impairment of Goodwill and Other intangible assets

The Company did not have any impairment of goodwill and other intangible assets during the years ended December 31, 2025 and 2024.

During the year ended December 31, 2023, management determined that the Company's goodwill in Nevada was impaired due to the Company's lower than expected operating results, driven in part by the overall decline in the retail market within the state. The Company utilized a combination of the income approach (discounted cash flow method) and market approach (guideline company method) for its impairment test for each state, resulting in a goodwill impairment charge of $7,329. The key inputs and assumptions used in the fair valuation of Nevada include: (i) a five-year cash flow forecast, which is based on the Company's actual operating results and business plans; (ii) a perpetual growth rate; (iii) an estimated discount rate and (iv) a weighted average cost of capital. The goodwill impairment is recorded within operating expenses in the consolidated statements of operations.

Additionally, for the year ended December 31, 2023, management determined that certain intangible assets associated with the NuLeaf acquisition were impaired due to the Company rebranding certain NuLeaf stock keeping units sold to retail and wholesale customers, and as a result, recorded an impairment charge of $845. The intangible asset impairment is recorded within operating expenses in the consolidated statements of operations.

8. OTHER NON-CURRENT ASSETS

The components of other non-current assets are as follows:

	As of December 31,	
	2025	2024
Operating lease assets	$ 19,724	$ 18,114
Indemnification assets	499	4,808
Net deferred tax assets	5,145	5,048
Deposits and escrows - properties	1,699	1,723
Deposits - equipment	386	422
Other	348	158
Total other non-current assets	$ 27,801	$ 30,273

The decrease in the indemnification asset from $4,808 at December 31, 2024 to $499 at December 31, 2025 reflects the expiration of statutes of limitations during 2025 on certain indemnified uncertain tax positions in acquired entities, resulting in the reversal of the related liabilities and indemnification receivables.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities are as follows:

	As of December 31,	
	2025	**2024**
Deferred income - ERC [1]	$ 688	$ 9,181
Goods received not invoiced	2,961	4,366
Operating lease obligations	6,035	4,966
Accrued employee related expenses and liabilities	5,955	4,095
Accrued interest	1,945	1,531
Accrued sales and excise taxes	1,749	1,928
Deferred revenue (loyalty program)	1,596	1,321
Accrued professional and management fees	564	470
Accrued capital expenditures	210	461
Other accrued expenses and current liabilities	3,828	4,467
Total accrued expenses and other current liabilities	$ 25,531	$ 32,786

[1]   Refer to Note 4 - Prepaid Expenses and Other Current Assets for more information.

10. DEBT

The components of the Company's debt are as follows:

	Effective Interest Rate	Contractual Maturity Date	As of December 31,	
			2025	**2024**
Principal amounts:				
Second Lien Notes [1]	17%	December 2026	$ 86,194	$ 80,131
2024 Term Loan [1]	26%	September 2026	46,075	48,500
Acquisition-related promissory notes payable	8% - 13%	June 2026 - April 2027	28,337	22,289
Mortgage loans	6% - 10%	January 2027 - September 2030	32,470	29,054
Total debt subject to scheduled repayments			193,076	179,974
Promissory notes payable to Sammartino [2]	10%	September 2024 - September 2026	21,500	21,500
Total debt			214,576	201,474
Less: debt issuance costs and original issue discounts			(8,742)	(15,267)
Total debt, net			$ 205,834	$ 186,207
Debt, net - current portion			$ 6,639	$ 2,758
Debt, net - non-current portion			$ 199,195	$ 183,449

[1]   On March 27, 2026, the Company refinanced the Second Lien Notes and the 2024 Term Loan. Refer to Note 25 - Subsequent Events for more information.

[2]   This amount is related to the promissory notes issued to Sammartino Investments LLC ("Sammartino") in connection with the acquisition of Nature's Remedy in September 2021. The Company currently has no obligation to pay the principal and interest. See further discussion of the Sammartino Matter in Note 22 - Commitments and Contingencies.



JUSHI HOLDINGS INC.
 Notes to Consolidated Financial Statements
 (Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)

2024 Term Loan

In July 2024, a syndicate of lenders provided a $48,500 secured term loan ("2024 Term Loan") to the Company. The 2024 Term Loan was issued with a 2% original issue discount, bore interest at a rate of 12.25% per annum and was set to mature the earlier of (i) January 31, 2027 and (ii) the date that is 91 days prior to the final maturity of the Second Lien Notes. Beginning August 1, 2025, the Company commenced quarterly principal payments of $1,213 on the first business day of each calendar quarter with a final payment of $42,438 at maturity date, plus a 4% exit premium on such amounts. The 2024 Term Loan and all accrued interest and other amounts due, were paid in full on March 27, 2026. Refer to Note 25 - Subsequent Events for more information.

Additionally, the Company issued 19,400,000 five-year warrants to purchase SVS of the Company (the "2024 Term Loan Warrants") at a strike price of $1.00 per SVS. The 2024 Term Loan Warrants were issued by the Company in connection with, but were detached from, the 2024 Term Loan. Refer to Note 13 - Derivative Liabilities for additional information.

An entity affiliated with James Cacioppo, the Company's Chief Executive Officer, Chairman and Founder, was a 2024 Term Loan lender in the principal amount of $9,000, and received 3,600,000 2024 Term Loan Warrants. Denis Arsenault, a significant equity holder of the Company, was a 2024 Term Loan lender in the principal amount of $7,000, and received 2,800,000 2024 Term Loan Warrants.

Second Lien Notes

In December 2022, the Company issued 12% second lien notes due December 7, 2026 ("Second Lien Notes") in an aggregate amount of $73,061, of which the Company received cash proceeds of $31,594 and the remaining $41,467 was settled without the need for any transfers of cash between the Company and certain holders of its 10% senior secured notes ("Senior Notes") that elected to purchase Second Lien Notes from the Company in accordance with certain Funding and Settlement Facilitation Agreements ("Facilitation Agreements"). The Facilitation Agreements provided for the Company and purchasers of Second Lien Notes who were also holders of Senior Notes to settle the amount owed to each such purchaser pursuant to the redemption of such purchaser's Senior Notes against the amount of Second Lien Notes purchased by such purchaser without the need for any transfers of cash. The Second Lien Notes mature on December 7, 2026, and bear interest at 12.0% per annum, payable in cash quarterly.

Additionally, the Company issued 17,512,280 four-year warrants to purchase SVS of the Company (the "Second Lien Notes Warrants"). Each purchaser of the Second Lien Notes received Second Lien Notes Warrants at 50% coverage of the principal amount of such purchaser's Second Lien Notes divided by the strike price of $2.086 per share. The Second Lien Notes Warrants were issued by the Company in connection with, but were detached from, the Company's issuance of the Second Lien Notes. Refer to Note 13 - Derivative Liabilities for additional information.

In March 2023, the Company, one of its wholly subsidiaries ("JMGT, LLC") and the Company's Chief Executive Officer and Chairman of the board of directors ("CEO") entered into an amendment to his existing employment agreement (the "Amendment") pursuant to which the CEO agreed to receive the $750 annual cash bonus that would otherwise have been paid to him for 2022 in the following alternative form: (i) a lump sum cash payment in the amount of $250, which was paid in March 2023, (ii) $750 aggregate principal amount of Second Lien Notes, which were issued in March 2023, and (iii) fully-detached warrants to purchase up to approximately $375 worth of Second Lien Notes Warrants, which were issued on September 1, 2023 resulting in the issuance of Second Lien Notes Warrants to purchase 551,471 SVS at an exercise price of $0.68 per share. The fair value of the Second Lien Notes Warrants that were issued was $200, which was recorded as additional debt discount to the Second Lien Notes, with a corresponding offset to Paid-in capital within equity.

In June 2023, the Company amended its Second Lien Notes to modify the Change of Control provisions and make other changes. The consideration paid by the Company for the amendment was a repricing of the related outstanding warrants to purchase SVS of the Company from an exercise price of $2.086 per warrant to $1.00 per warrant. In addition to the



(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)

repricing of the warrants, the respective warrant agreements were amended and resulted in a change in accounting classification of the respective warrants from liability to equity. The estimated value of the consideration of $1,341 was determined based on the incremental change in the fair value of the warrants before and after repricing. The consideration was recorded as additional debt discount to the Second Lien Notes with a corresponding offset to Paid-in capital. Refer to Note 13 - Derivative Liabilities for more information.

In November 2023, the Company, JMGT, LLC, and the Company's CEO entered into an amendment to his existing employment agreement (the "Second Amendment") pursuant to which the CEO agreed to receive the $100 base salary annual increase for the year 2024, and the $850 annual cash bonus for the year 2023 that would otherwise have been paid to him in the following alternative form: (i) a lump sum cash payment of $213, which was paid in November 2023, (ii) $1,150 aggregate principal amount of Second Lien Notes, which were issued in December 2023, and (iii) fully-detached warrants to purchase up to approximately $575 worth of the Company's SVS, which were issued in December 2023 resulting in the issuance of Second Lien Notes Warrants to purchase 718,750 SVS at an exercise price of $0.80 per share. The fair value of the Second Lien Notes Warrants that were issued was $191, which was recorded as additional debt discount to the Second Lien Notes, with a corresponding offset to Paid-in capital.

On January 24, 2024, the Company entered into two Note Exchange Agreements (the "Note Exchange Agreements") with holders of approximately $9,850 of the Company's unsecured debt (the "Existing Notes"). Upon closing of the transactions contemplated in the Note Exchange Agreements (the "Debt Exchange") on February 6, 2024, the holders of the Existing Notes delivered the Existing Notes to the Company for cancellation, and the Company: (i) issued to certain direct and beneficial holders of the Existing Notes an aggregate of $4,750 principal amount of Second Lien Notes; (ii) issued to certain direct and beneficial holders of the Existing Notes fully-detached warrants to purchase an aggregate of 1,800,000 of the Company's SVS, with each warrant having an exercise price of $1.00 per SVS and an expiration of December 7, 2026; and (iii) paid to the direct holders of the Existing Notes an aggregate of $2,750 in cash. Refer to Note 14 - Equity for more information. The Debt Exchange was accounted for as a debt extinguishment, and resulted in the Company recording a non-cash gain on debt extinguishment of $399, which represents the difference between the reacquisition price of the Existing Notes and the net carrying amount of the Existing Notes prior to redemption. This amount was recorded in other income (expense), net in the consolidated statements of operations during the first quarter of 2024.

In September 2024, the Company, JMGT, LLC, and the Company's CEO entered into an amendment to his existing employment agreement (the "Fourth Amendment") pursuant to which the CEO received the $950 annual cash bonus for the year 2024 in the following alternative form: (i) a lump sum cash payment of $238, which was paid in October 2024, (ii) $1,382 aggregate principal amount of Second Lien Notes, which was issued in September 2024, and (iii) stock options granted under the 2019 Plan, expiring five years from the date of grant to purchase up to 1,062,732 of the Company's SVS at an exercise price of $0.65.

In February 2025, the Company issued US$3,719 principal amount of Second Lien Notes and C$2,000 principal amount of Second Lien Notes. The issuances of the Second Lien Notes were also accompanied by 8,010,626 five-year detached warrants to purchase the Company's subordinate voting shares, no par value per share, in a private placement at a strike price of US$0.48 per subordinate voting share. An entity affiliated with the Company's CEO, purchased US$3,719 principal amount of Second Lien Notes for a purchase price of US$3,347, and received 5,810,938 warrants. Denis Arsenault, a significant equity holder of the Company, purchased C$2,000 of Second Lien Notes for a purchase price of C$1,800, and received 2,199,688 warrants.

The Second Lien Notes and all accrued and unpaid interest were paid in full on March 27, 2026. Refer to Note 25 - Subsequent Events for more information.



JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)

Acquisition-related promissory notes payable

Apothecarium

In March 2022, in connection with the Apothecarium acquisition, the Company issued to the seller two unsecured promissory notes with a total principal amount of $9,853, with no stated interest and both maturing in March 2027. The promissory notes provide for a principal payment of $3,448 on the 21st month anniversary, followed by 39 equal monthly payments for the remaining balance. On February 6, 2024, these promissory notes were settled through a Debt Exchange. Refer to the Second Lien Notes section above for more information.

NuLeaf

In April 2022, in connection with the NuLeaf acquisition, the Company issued to the seller unsecured promissory notes with an aggregate total principal amount of $15,750 with a stated interest rate of 8% and maturity date in April 2027. The promissory notes provide for a full principal payment on the maturity date. Additionally, in July 2022, the Company amended the five-year note for an additional principal amount of $3,000 to settle the contingent consideration associated with the acquisition. There were no changes to the interest rate and maturity date of the five-year note at such time.

Nature's Remedy

In September 2021, in connection with the Nature's Remedy acquisition, the Company issued to the seller 8% unsecured promissory notes in the principal amounts of $11,500 maturing September 10, 2024 and a $5,000 note maturing September 10, 2026. The promissory notes provide for cash interest payments to be made quarterly and all principal and accrued and unpaid interest are due at their respective maturities. In September 2022, the Company amended the three-year note for an additional principal amount of $5,000 in settlement of a contingent consideration liability for the First Milestone Period in connection with the September 2021 acquisition of Nature's Remedy.

Repayment of principal and interest are currently on hold until the resolution of the Sammartino Matter as discussed in greater detail in Note 22 - Commitments and Contingencies. Consequently, the principal balances were classified as long-term debt, and the accrued interests were classified as other liabilities - non-current as of December 31, 2025 and 2024 since the Company currently has no obligation to pay these amounts within the next 12 months from the balance sheet date.

Vireo Health

In July 2024, the Company extinguished its promissory note with Vireo Health which had a principal balance of $3,750 and a maturity date of August 11, 2024. The promissory note was redeemed at 96% of the principal amount and 50% of accrued and unpaid interest, resulting in a gain on extinguishment of $140, which is recorded in other income (expense), net in the consolidated statements of operations during the year ended December 31, 2024.

Northern Cardinal

In October 2024, in connection with the acquisition of the remaining 51% shares of Northern Cardinal Ventures, LLC ("Northern Cardinal"), the Company issued a one-year unsecured promissory note with an aggregate total principal amount of $175 at an interest rate of 9%. The promissory note provided for cash interest payments to be made quarterly and all principal and accrued and unpaid interest were due at maturity. The promissory note was paid in full in October 2025. Refer to Note 15 - Non-Controlling Interest for more information.

Statewide

In February 2025, in connection with an Asset Purchase Agreement with Statewide, the Company issued a promissory note in an aggregate total principal amount of $2,161 with a stated interest rate of 9% per annum and which matures on or before the one-year anniversary of the third closing date (for the license and inventory assets at the Warren, Ohio

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



dispensary). Following the third closing in June 2025, the promissory note, which provides for full principal and interest payments on the maturity date, will mature in June 2026.

RJK

In February 2025, in connection with an Asset Purchase Agreement with RJK, the Company issued a promissory note in an aggregate total principal amount of $4,063 with a stated interest rate of 9% per annum and which matures on or before the one-year anniversary of the third closing date (for the license and inventory assets at the Mansfield, Ohio dispensary). Following the third closing in August 2025, the promissory note, which provides for full principal and interest payments on the maturity date, will mature in August 2026.

Mortgage loans

Arlington Mortgage

In December 2021, the Company entered into a $6,900 mortgage loan agreement (the "Arlington Mortgage"), which is principally secured by the Company's retail property in Arlington, Virginia. As of December 31, 2022, the Company had drawn down $5,000, and the remaining $1,900 was drawn down in January 2023. The Arlington Mortgage bears a fixed interest rate of 5.875% per annum, payable monthly, and will mature in January 2027.

Dickson City Mortgage

In July 2022, the Company entered into a $2,800 mortgage loan agreement (the "Dickson City Mortgage"), which is principally secured by the Company's retail property in Dickson City, Pennsylvania. The Dickson City Mortgage matures in July 2027 and bears interest at a variable rate equal to prime rate plus 2%. The interest rate as of December 31, 2025 was 9.0%.

Manassas Mortgage

In April 2023, the Company entered into a $20,000 mortgage loan agreement (the "Manassas Mortgage"), which is principally secured by the Company's cultivation and manufacturing facility located in Manassas, Virginia (the "Property"). The Manassas Mortgage requires monthly payments and was originally scheduled to mature in April 2028. The interest rate is variable and determined based on the 30-day average secured overnight financing rate plus 3.55%.

In September 2025, the Company executed a modification agreement (the "Modification Agreement") related to the Manassas Mortgage, pursuant to which: (i) the outstanding principal balance was increased by $4,000, (the "Additional Loan Proceeds"); (ii) the loan's maturity date was extended to September 2030; and (iii) the interest rate floor was lowered from 8.25% to 7.50% (the interest rate remains the average 30-day secured overnight financing rate plus 3.55%). The Manassas Mortgage, as modified, remains principally secured by the Property. In addition, as part of the Modification Agreement, the Company was required to deposit $761 of the Additional Loan Proceeds into a restricted account, designated for use in fulfilling certain conditions associated with ongoing construction at the Property.

The interest rate as of December 31, 2025 was 7.55%.

Financial covenants

2026 Term Loan

The 2026 Term Loan includes a financial covenant that requires the Company to maintain a minimum unrestricted cash balance of $15,000 at all times.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



Mortgage loans

The Company's three mortgage loan agreements contain certain financial and other covenants with which the Company is required to comply. As of December 31, 2025, the Company was in compliance with all financial covenants contained in each of the mortgage loan agreements.

Annual Maturities

As of December 31, 2025, aggregate future contractual maturities of the Company's debt are as follows:

	2026	2027	2028	2029	2030	Total
Second Lien Notes[1]	$ —	$ —	$ —	$ 86,194	$ —	$ 86,194
Acquisition-related promissory notes payable	6,223	22,114	—	—	—	28,337
Mortgage loans	593	9,413	495	539	21,430	32,470
2024 Term loan[1]	—	—	—	46,075	—	46,075
Total debt subject to scheduled repayments	$ 6,816	$ 31,527	$ 495	$ 132,808	$ 21,430	$ 193,076

[1] The Company refinanced its Second Lien Notes and 2024 Term Loan on March 27, 2026. Refer to Note 25 - Subsequent Events for more information. The table above reflects the maturity schedule of the refinanced debt.

The above table excludes the maturities of the Company's promissory notes payable to Sammartino, as the repayments of these notes, if any, would arise in the context of a non-appealable final judgment by a court. Refer to Note 22 - Commitments and Contingencies for more information. Specifically, the promissory notes that were payable to Sammartino are as follows: $16,500 in 2024 and $5,000 in 2026. However, these balances were classified as long-term debt as of December 31, 2025 and 2024 since the Company does not expect to repay these amounts within the next 12 months.

Interest Expense

Interest expense, net is comprised of the following:

	Year Ended December 31,		
	2025	2024	2023
Interest and accretion - Second Lien Notes	$ 13,368	$ 11,423	$ 10,106
Interest and accretion - 2024 Term Loan	12,077	4,653	—
Interest and accretion - Finance lease liabilities	10,224	10,045	9,784
Interest and accretion - Acquisition Facility	—	4,844	9,466
Interest and accretion - Promissory notes	3,554	4,421	6,173
Interest and accretion - Mortgage loans and other financing activities	2,478	2,671	2,051
Capitalized interest	(400)	(75)	(523)
Total interest expense	41,301	37,982	37,057
Interest income	(456)	(557)	(91)
Total interest expense, net	$ 40,845	$ 37,425	$ 36,966

11. LEASES

The Company leases certain business facilities for corporate, retail and cultivation and processing operations from third parties under lease agreements that specify minimum rentals. In addition, the Company leases certain equipment for use in cultivation and processing activities. The Company determines whether a contract is or contains a lease at the inception of the contract. The expiry dates of the leases, including reasonably certain estimated renewal periods, are between 2026 and 2043. The Company's lease agreements do not contain any material residual value guarantees or material restrictive

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



covenants.

The following table provides the components of lease cost recognized in the consolidated statements of operations for the periods presented.

		Year Ended December 31,				
		2025		2024		2023
Finance lease cost:						
Amortization of lease assets	$	5,244	$	4,758	$	5,358
Interest on lease liabilities		10,224		10,045		9,784
Total finance lease cost		15,468		14,803		15,142
Operating lease cost		6,226		5,112		4,819
Variable lease cost		46		86		155
Total lease cost	$	21,740	$	20,001	$	20,116

All extension options that are reasonably certain to be exercised have been included in the measurement of lease obligations. The Company reassesses the likelihood of extension option exercise if there is a significant event or change in circumstances within its control.

Other information related to operating and finance leases as of the balance sheet dates presented are as follows:

		As of December 31, 2025			As of December 31, 2024		
		Finance Leases	Operating Leases		Finance Leases		Operating Leases
Weighted average discount rate		16.29 %	15.95 %		16.17 %		15.28 %
Weighted average remaining lease term (in years)		14.6	7.8		15.6		8.0
Cash paid for amounts included in the measurement of lease liabilities	$	11,622	$ 6,435	$	11,054	$	5,780

The maturities of the contractual undiscounted lease liabilities as of December 31, 2025 are as follows:

		Finance Leases		Operating Leases
2026	$	12,087	$	6,336
2027		11,521		5,727
2028		11,562		5,023
2029		11,033		4,332
2030		11,012		3,900
Thereafter		128,345		15,577
Total undiscounted lease liabilities		185,560		40,895
Interest on lease liabilities		(120,888)		(18,000)
Total present value of minimum lease payments	$	64,672	$	22,895
Lease liabilities - current portion	$	11,125	$	6,035
Lease liabilities - non-current	$	53,547	$	16,860

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



12. OTHER NON-CURRENT LIABILITIES

The components of other non-current liabilities are as follows:

		As of December 31,		
		2025		**2024**
Operating lease liabilities	$	16,860	$	17,623
Acquisition-related milestone accrual [1]		5,000		5,000
Accrued interest [1]		3,530		3,130
Deferred tax liabilities		2,291		1,626
Contingent consideration liabilities [2]		—		5,912
Other non-current liabilities		5,524		5,362
Total other non-current liabilities	$	33,205	$	38,653

[1] These amounts are related to Sammartino in connection with the acquisition of Nature's Remedy in September 2021 which were classified as other liabilities - non-current in the consolidated balance sheets as of December 31, 2025 and 2024, since the Company currently has no obligation to pay these amounts within the next 12 months of the respective balance sheet dates. See further discussion of the Sammartino Matter in Note 22 - Commitments and Contingencies.

[2] This relates to the acquisitions of Statewide and RJK. Refer to Note 6 - Acquisitions for more information.

13. DERIVATIVE LIABILITIES

The following table summarizes the change in the Company's derivative liabilities:

	Total Derivative Liabilities [1]
Balance as of January 1, 2024	$ 2,638
Fair value changes	(6,119)
Derivative Warrants issued [2]	6,765
Expiration of derivative warrants	(156)
Balance as of December 31, 2024	3,128
Derivative Warrants issued [3]	1,769
Fair value changes	5,087
Reclassification to equity [3]	(1,377)
Balance as of December 31, 2025	$ 8,607

[1] Refer to Note 14 - Equity for the change in number of warrants outstanding.

[2] Represents the fair value of 19,400,000 derivative warrants issued in connection with the 2024 Term Loan in July 2024. Refer to Note 10 - Debt for more information.

[3] In February 2025, the Company issued 8,010,626 warrants in connection with Second Lien Notes issuances, which were reclassified to equity upon the finalization of the exercise price in March 2025. Refer to Note 10 - Debt for more information.

As of December 31, 2025 and December 31, 2024, there were 21,400,000 Derivative Warrants outstanding, which consisted of (i) 2,000,000 warrants with exercise price of $2.086 per warrant and expiration date in December 2026 and (ii) 19,400,000 warrants with exercise price of $1.00 per warrant and expiration date in July 2029.

Derivative Warrants are considered derivative financial liabilities measured at fair value with all gains or losses recognized in profit or loss as the settlement amount for the Derivative Warrants may be adjusted during certain periods for variables that are not inputs to standard pricing models for forward or option equity contracts, i.e., the "fixed for fixed" criteria under ASC 815-40. The estimated fair value of the Derivative Warrants is measured at the end of each reporting

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



period and an adjustment is reflected in fair value changes in derivatives in the consolidated statements of operations. These are Level 3 recurring fair value measurements. The estimated fair value of the Derivative Warrants was determined using the Black-Scholes model with stock price based on the OTCQX closing price of the Derivative Warrants issue date as of December 31, 2025 and December 31, 2024.

The assumptions used in the fair value calculations as of the balance sheet dates presented include the following:

	As of December 31,	
	2025	**2024**
Stock price per share	$0.63	$0.31
Risk-free annual interest rate	3.48% - 3.60%	4.24% - 4.35%
Exercise price	$1.00 - $2.086	$1.00 - $2.086
Weighted average volatility	118%	93%
Remaining life	0.9 - 3.6 years	2 - 4.6 years
Forfeiture rate	0%	0%
Expected annual dividend yield	0%	0%

Volatility was estimated by using a weighting of the Company's historical volatility. The risk-free interest rate for the expected life of the Derivative Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term. The expected life is based on the contractual term. If any of the assumptions used in the calculation were to increase or decrease, this could result in a material or significant increase or decrease in the estimated fair value of the derivative liability. For example, the following table illustrates an increase or decrease in certain significant assumptions as of the balance sheet dates:

	As of December 31, 2025			As of December 31, 2024		
	Input	Effect of 10% Increase	Effect of 10% Decrease	Input	Effect of 10% Increase	Effect of 10% Decrease
Stock price per share	$ 0.63	$ 1,075	$ (1,057)	$ 0.31	$ 440	$ (427)
Volatility	118 %	$ 713	$ (792)	93 %	$ 438	$ (465)

14. EQUITY

Authorized, Issued and Outstanding

The authorized share capital of the Company consists of an unlimited number of SVS, Multiple Voting Shares, Super Voting Shares and Preferred Shares. As of December 31, 2025, the Company had 199,696,597 SVS issued and outstanding and no Multiple Voting Shares, Super Voting Shares or Preferred Shares issued and outstanding.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



Warrants

Each warrant entitles the holder to purchase one share of the same class of common share. The following table summarizes the status of the Company's warrants and related transactions for each of the presented years:

	Non-Derivative Warrants	Derivative Warrants	Total Number of Warrants	Weighted - Average Exercise Price Per Warrant	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in Years)
Balance, January 1, 2024	49,068,636	37,862,922	86,931,558	$ 1.12	$ —	3.0
Granted [1]	2,500,000	19,400,000	21,900,000	$ 0.99		
Cancelled/forfeited/expired [2]	(1,050,100)	(35,862,922)	(36,913,022)	$ 1.21		
Balance, December 31, 2024	50,518,536	21,400,000	71,918,536	$ 1.03	$ —	3.6
Granted [3]	8,710,626	—	8,710,626	$ 0.48		
Cancelled/forfeited/expired	(1,235,075)	—	(1,235,075)	$ 2.55		
Balance, December 31, 2025	57,994,087	21,400,000	79,394,087	$ 0.95	$ 2,019	2.8
Exercisable, December 31, 2025	56,574,087	21,400,000	77,974,087	$ 0.96	$ 1,892	2.8

[1] In July 2024, 19,400,000 warrants were issued in connection with the 2024 Term Loan. In February 2024, 1,800,000 warrants were issued in connection with the Debt Exchange. Refer to Note 10 - Debt for more information.

[2] On December 23, 2024, 35,862,922 warrants that were issued in connection with the Senior Notes expired.

[3] In February 2025, the Company issued 8,010,626 warrants in connection with Second Lien Notes issuances. Refer to Note 10 - Debt for more information.

The grant date fair value of the non-derivative warrants issued was determined using the Black-Scholes option-pricing model. The following assumptions were used for the calculations at date of issuance.

	Year Ended December 31,	
	2025	**2024**
Weighted average stock price	$0.34	$0.60
Weighted average expected stock price volatility	92%	87%
Expected annual dividend yield	—%	—%
Weighted average expected life of warrants	5.0 years	4.8 years
Weighted average risk-free annual interest rate	4.09%	3.97%
Weighted average grant date fair value	$0.23	$0.36

Share-based payment award plans

Plan summary and description

The Company's 2019 Equity Incentive Plan (the "2019 Plan") was initially adopted in April 2019, and was amended in June 2022. The 2019 Plan is administered by the board of directors, who have delegated to the Compensation Committee the ability to grant awards with board of directors' review for directors and officers.

The purpose of the 2019 Plan is to: (i) promote and retain employees, directors and consultants capable of assuring our future success; (ii) motivate management to achieve long-range goals; and (iii) to provide compensation and opportunities for ownership and alignment of interests with shareholders. The 2019 Plan permits the grant of: (i) Stock Options; (ii) Restricted Stock Awards; (iii) Restricted Stock Units; (iv) Stock Appreciation Rights; and (v) Other Awards. Any of the Company's employees, officers, directors, and consultants are eligible to participate (each a Participant) in the 2019 Plan if selected by the board of directors or the Compensation Committee. The basis of participation of an eligible recipient of an Award under the 2019 Plan, and the type and amount of any Award that an individual will be entitled to receive under

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



the 2019 Plan, will be determined by board of directors and/or Compensation Committee. The Board may suspend or terminate the 2019 Plan at any time.

The 2019 Plan authorizes the issuance of up to 15% (plus an additional 2% inducements for hiring employees and senior management) of the number of outstanding shares of common stock (of all classes) of the Company (the "Share Reserve"). Incentive stock options are limited to the Share Reserve, and the maximum number of incentive awards available for issuance under the 2019 Plan, including additional awards available for certain new hires, was 4,350,503 as of December 31, 2025.

Stock Options

The stock options issued by the Company are options to purchase SVS of the Company. All stock options issued have been issued to directors and employees under the Company's 2019 Plan. Such options generally expire ten years from the date of grant and generally vest ratably over three years from the grant date. The options generally may be net share settled.

On August 12, 2024, the Company's board of directors approved a limited stock option cancellation and regrant program in which Eligible Participants could elect to cancel each stock option held with an exercise price per SVS equal to $1.91, $1.93, $2.00 and $5.71, and to be granted a replacement option to purchase an identical number of SVS. The Eligible Participants cancelled a total of 9,136,758 stock options under this program, and were regranted the same number of stock options on September 13, 2024 at an exercise price of $0.54, with an expiration date of ten years from the grant date.

The following table summarizes the status of stock options and related transactions for each of the presented years:

	Stock Options	Weighted Average Exercise Price per Stock Options		Aggregate Intrinsic Value		Weighted Average Remaining Contractual Life (in Years)
Balance, January 1, 2024	27,653,184	$	1.40	$	—	8.2
Granted	12,954,490	$	0.57			
Exercised	(64,999)	$	0.60	$	—	
Cancelled/forfeited/expired	(13,773,256)	$	1.81			
Balance, December 31, 2024	26,769,419	$	0.79	$	—	8.5
Granted	3,330,000	$	0.47			
Cancelled/forfeited/expired	(3,501,501)	$	0.82			
Balance, December 31, 2025	26,597,918	$	0.75	$	2,129	7.9
Exercisable, December 31, 2025	19,232,055	$	0.83	$	1,248	7.5

The fair value of the stock options granted was determined using the Black-Scholes option-pricing model. The following assumptions were used for the calculation at date of grant:

	Year Ended December 31,	
	2025	2024
Weighted average stock price	$0.47	$0.56
Weighted average expected stock price volatility	95.3%	86.9%
Expected annual dividend yield	—%	—%
Weighted average expected life	5.2 years	5.0 years
Weighted average risk-free annual interest rate	3.81%	3.56%
Weighted average grant date fair value	$0.35	$0.21

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



Restricted Stock

The Company grants restricted SVS to independent directors, management, former owners of acquired businesses or assets, and to consultants and other employees. The restricted SVS are included in the issued and outstanding SVS, and the fair value of the restricted stock granted was estimated based on the SVS price at grant date. The following table summarizes the status of restricted stock and related transactions for each presented years:

	Unvested Restricted Stock	Weighted-Average Grant-date Fair Value Price per Restricted Stock		Average Intrinsic Value		Weighted Average Remaining Vesting Term (in Years)
Issued and Outstanding as of January 1, 2024	1,861	$	4.05	$	1	0.7
Vested and Released	(1,861)	$	4.05	$	1	
Issued and Outstanding as of December 31, 2024	—	$	—	$	—	0
Granted [1]	3,000,000	$	0.50			
Issued and Outstanding as of December 31, 2025	3,000,000	$	0.50	$	1,500	0.0

[1] In December 2025, 3,000,000 restricted SVS were issued in connection with James Cacioppo's Executive Employment Agreement.

Share-based compensation cost

The Company recorded share-based compensation costs related to previously issued stock options, restricted stocks and compensatory warrants totaling $2,105, $4,222 and $8,092 for the years ended December 31, 2025, 2024 and 2023, respectively, which are included in selling, general and administrative operating expenses in the accompanying consolidated statements of operations.

As of December 31, 2025, the Company had $1,788 of unrecognized share-based compensation cost related to unvested stock options, restricted stock and warrants, which is expected to be recognized as share-based compensation cost over a weighted average period of 1.4 years as follows:

2026	$	1,192
2027		442
2028		146
2029		8
Thereafter		—
	$	1,788

15. NON-CONTROLLING INTEREST

Jushi Europe

On February 16, 2022, Jushi Europe filed a notice of over-indebtedness with the Swiss courts, and on May 19, 2022, the Swiss courts declared Jushi Europe's bankruptcy. As a result, the Company lost control of Jushi Europe's assets and liabilities since they are subject to oversight by the Geneva, Switzerland bankruptcy office.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



Northern Cardinal

In August 2021, Northern Cardinal was awarded a conditional retail dispensary license in Illinois via the state's lottery process. The Company was a 49% equity member in Northern Cardinal. In September 2024, the Company acquired the remaining 51% for $350, which was paid with $175 cash, and $175 one-year promissory note at an interest rate of 9%, which was paid in October 2025. The difference between the fair value of the consideration paid and the amount by which the non-controlling interest is adjusted was recognized in paid-in capital. As of December 31, 2025, the Company owned 100% of the issued and outstanding shares of Northern Cardinal.

16. LOSS PER SHARE

The reconciliations of the net loss and the weighted average number of shares used in the computations of basic and diluted loss per share are as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
Numerator:			
Net loss	$ (68,591) $	(48,777) $	(65,102)
Denominator:			
Weighted-average shares of common stock - basic and diluted	195,196,597	195,158,282	194,770,212
Loss per share - basic and diluted	$ (0.35) $	(0.25) $	(0.33)

The following table summarizes weighted average instruments that may, in the future, have a dilutive effect on loss per share, but were excluded from consideration in the computation of diluted net loss per share for the years ended December 31, 2025, 2024 and 2023 because the impact of including them would have been anti-dilutive:

	As of December 31,		
	2025	**2024**	**2023**
Stock options	24,845,499	27,321,342	28,783,139
Warrants (derivative liabilities and equity)	78,582,635	95,802,822	85,575,031
Unvested restricted stock awards	172,603	1,347	368,711
	103,600,737	123,125,511	114,726,881

17. REVENUE, NET

The Company has two revenue streams: retail and wholesale. The Company's retail revenues are comprised of cannabis sales from its dispensaries. The Company's wholesale revenues are comprised of cannabis sales to its wholesale customers for resale through their dispensaries. Any intercompany revenue and costs are eliminated to arrive at consolidated totals.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



The following table summarizes the Company's revenue from external customers, disaggregated by revenue stream:

	Year Ended December 31,		
	2025	2024	2023
Retail cannabis	$ 235,472	$ 227,930	$ 239,351
Wholesale cannabis	27,437	29,595	30,094
Total revenue, net	$ 262,909	$ 257,525	$ 269,445

18. OPERATING EXPENSES

The major components of operating expenses are as follows:

	Year Ended December 31,		
	2025	2024	2023
Salaries, wages and employee related expenses	$ 56,778	$ 56,443	$ 56,483
Depreciation and amortization expense	17,250	15,459	10,656
Rent and related expenses	12,560	11,673	11,789
Professional fees and legal expenses	6,821	6,744	7,732
Software and technology expenses	4,299	4,120	5,270
Share-based compensation expense	2,105	4,222	8,092
Goodwill impairment	—	—	7,329
Indefinite-lived intangible asset impairment	—	—	845
Tangible long-lived asset impairment	—	432	400
Gain on asset disposals and lease terminations	(2,675)	(2,400)	(1,627)
Other expenses [1]	11,988	10,747	12,077
Total operating expenses	$ 109,126	$ 107,440	$ 119,046

[1] Other expenses are primarily comprised of marketing and selling expenses, insurance costs, administrative and licensing fees, travel, entertainment and other.

19. OTHER INCOME (EXPENSE), NET

The components of other income (expense), net are as follows:

	Year Ended December 31,		
	2025	2024	2023
Employee retention credit claims	$ 10,617	$ 77	$ —
Deconsolidation of Jushi Europe	—	1,896	—
Loss on investments and financial assets	—	(200)	(777)
Losses on debt extinguishments	—	(362)	—
Gains (losses) on foreign currency adjustments	(885)	1,529	(545)
Gains (losses) on legal settlements	714	400	(400)
Losses on indemnification assets	(4,308)	(2,098)	(1,292)
Other gains (losses)	1,340	1,898	(87)
Total other income (expense), net	$ 7,478	$ 3,140	$ (3,101)

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



20. INCOME TAXES

Details of the Company's income tax expense are as follows:

		Year Ended December 31,				
		2025		**2024**		**2023**
Current tax expense:						
Federal	$	31,362	$	32,454	$	27,303
State		3,058		3,294		3,608
		34,420		35,748		30,911
Deferred tax benefit:						
Federal		503		(1,873)		2,281
State		(131)		(2,634)		(1,386)
Foreign		(6,426)		(3,241)		(5,554)
		(6,054)		(7,748)		(4,659)
Change in valuation allowance		6,622		3,630		5,554
Total income tax expense	$	34,988	$	31,630	$	31,806

The differences between the income tax expense and the expected income taxes based on the statutory tax rate applied to pre-tax loss are as follows:

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



	Year Ended December 31,					
	2025		**2024**		**2023**	
Loss before income taxes	$ (33,603)		$ (17,147)		$ (33,296)	
U.S. federal statutory tax rate	(7,057)	21.0 %	(3,601)	21.0 %	(6,992)	21.0 %
State and local income taxes, net of federal income tax effect [1]	1,161	(3.5)%	(711)	4.1 %	(600)	1.8 %
Foreign tax effects						
Canada						
Statutory tax rate difference between Canada and U.S.	(9,349)	27.8 %	(5,088)	29.7 %	(4,576)	13.7 %
Changes in valuation allowances	6,426	(19.1)%	4,560	(26.6)%	5,554	(16.7)%
Deemed interest income	869	(2.6)%	1,641	(9.6)%	842	(2.5)%
Gain on fair value derivative	1,374	(4.1)%	(1,694)	9.9 %	(2,550)	7.7 %
Other	680	(2.0)%	581	(3.4)%	730	(2.2)%
Switzerland						
Changes in valuation allowances	—	0.0 %	(1,050)	6.1 %	—	0.0 %
Write-off foreign NOL	—	0.0 %	1,050	(6.1)%	—	0.0 %
Other	—	0.0 %	(930)	5.4 %	114	(0.3)%
Other foreign jurisdictions	—	0.0 %	509	(3.0)%	—	0.0 %
Nontaxable or nondeductible items						
Gain on fair value of derivative	1,068	(3.2)%	(1,318)	7.7 %	(2,014)	6.0 %
IRC Section 280E disallowed expenses	—	0.0 %	—	0.0 %	10,862	(32.6)%
Other	(82)	0.2 %	929	(5.4)%	2,608	(7.8)%
Changes in unrecognized tax benefits	39,495	(117.5)%	35,452	(206.8)%	24,888	(74.7)%
Return to provision	403	(1.2)%	1,300	(7.6)%	2,940	(8.8)%
Total income tax expense	$ 34,988	(104.1)%	$ 31,630	(184.5)%	$ 31,806	(95.5)%

[1] State taxes in Illinois, Pennsylvania and Virginia for 2025; California, Illinois, Pennsylvania and Virginia for 2024 and Illinois, Pennsylvania and Virginia for 2023 make up the majority (greater than 50%) of the tax effect in this category.

The amounts of cash income taxes paid/(received) by the Company were as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
U.S. federal	$ 1,679	$ (173)	$ 60
U.S. state and local			
Philadelphia	—	(720)	87
Pennsylvania	243	(1,874)	912
Florida	(26)	(426)	80
Virginia	831	425	360
Illinois	(397)	(1,696)	1,276
Other state and local	123	75	5
Total income taxes paid/(received), net	$ 2,453	$ (4,389)	$ 2,780

The Company's income tax payable of $265 as of December 31, 2025 reflects deferral of certain estimated income tax payments. The Company files income tax returns in the U.S., various U.S. state jurisdictions, and Canada, which have varying statutes of limitations. As of December 31, 2025, with few exceptions, all tax filings remain open for assessment.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



Year-end deferred tax assets and liabilities were due to the following:

		Year Ended December 31,	
	2025		2024
Deferred tax assets:			
Lease liability	$ 19,207	$	19,300
Net operating losses	20,717		20,329
Interest carryforward	13,242		7,726
Property and equipment	1,245		2,260
Other deferred tax assets	3,597		2,998
Valuation allowance	(33,202)		(26,580)
	$ 24,806	$	26,033
Deferred tax liabilities:			
Right-of-use assets	$ (17,218)	$	(17,528)
Intangible assets	(4,491)		(4,705)
Other deferred tax liabilities	(243)		(378)
	$ (21,952)	$	(22,611)
Net deferred tax asset (liabilities) [1]	$ 2,854	$	3,422

[1] Net deferred tax assets are included in other non-current assets while net deferred tax liabilities are included in other non-current liabilities in the consolidated balance sheets.

Realization of deferred tax assets associated with the net operating loss carryforwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance to reflect management's estimate of the temporary deductible differences that may expire prior to their utilization has been recorded at December 31, 2025 and 2024.

As of December 31, 2025, the Company had $70,439 of non-capital Canadian losses, $3,293 of capital Canadian losses, $58,996 of state net operating losses which expire in 2033-2045. The Company has not recorded $41,209 of these state net operating losses as an unrecognized tax benefit. To the extent that the benefit from these loss carryforwards are not expected to be realized, the Company has recorded a valuation allowance as follows: $70,439 for non-capital Canadian losses, $3,293 for capital Canadian losses, $9,728 for state net operating losses.

The IRS has taken the position that IRC Section 280E prevents cannabis companies from deducting any business expenses other than those included in cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income which provides for effective tax rates that are well in excess of statutory tax rates. In connection with the preparation and filing of the fiscal 2022 federal income tax return, the Company changed its previous application of 280E to exclude certain parts of its business. For fiscal years 2023, 2024 and 2025, the Company has taken the position that its deductions of ordinary and necessary business expenses is not limited by IRC Section 280E. However, since the Company's new tax position on 280E may be challenged by the IRS, the Company elected to treat the deductibility of these related expenses as an uncertain tax position. As of December 31, 2025 and 2024, the balances in income tax payable and unrecognized tax benefits on the consolidated balance sheets include the impact of the tax position on 280E, which decreased current liabilities with a corresponding increase in non-current liabilities. There was no material impact to the consolidated statements of operations.

The Company has a liability for unrecognized tax benefits of $177,242 and $143,688 as of December 31, 2025 and 2024, respectively, inclusive of interest and penalties of $38,342 and $27,839, respectively. Additionally, there are unrecognized deferred tax benefits of $28,496 and $23,607 as of December 31, 2025 and 2024, respectively. The Company anticipates

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



that it is reasonably possible that its new tax position on 280E may require changes to the balance of unrecognized tax benefits within the next 12 months. However, an estimate of such changes cannot reasonably be made.

The Company classifies interest and penalties related to its liability for unrecognized tax benefits as a component of income tax expense, which were $10,503, $8,814 and $6,676, for the years ended December 31, 2025, 2024 and 2023, respectively.

On July 4, 2025, the One Big Beautiful Bill Act was signed into law. The legislation included provisions affecting the limitation on interest deductions and bonus depreciation. The enactment did not have a material impact on the Company's income tax expense for the year ended December 31, 2025, and did not materially affect the Company's effective income tax rate for 2025. The act reduced the amount of cash the Company would have had to pay for income taxes for the year ended December 31, 2025 by $1,889.

A reconciliation of the beginning and ending amount of unrecognized tax benefits (exclusive of interest and penalties) are as follows:

Balance at January 1, 2024	$	104,625
Reductions based on lapse of statute of limitations		(1,692)
Additions based on tax positions related to the current year		25,041
Additions based on tax positions related to the prior year		11,631
Balance at December 31, 2024	$	139,605
Reductions based on lapse of statute of limitations		(4,350)
Additions based on tax positions related to the current year		30,300
Additions based on tax positions related to the prior year		1,869
Balance at December 31, 2025	$	167,424

21. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions:

	Year Ended December 31,			As of December 31,	
	2025	2024	2023	2025	2024
Nature of transaction	Related Party Income (Expense)			Related Party Receivable (Payable)	
Second Lien Notes - interest expense and principal amount [1]	$ (2,990) $	(2,360) $	(2,223) $	(25,909) $	(20,096)
2024 Term Loan - interest expense and principal amount [2]	$ (1,927) $	(822) $	— $	(15,200) $	(16,000)

[1]   The Second Lien Notes payable and the related interest expense includes amounts related to certain senior key management as well as a significant investor. See Note 10 - Debt for more information.

[2]   The 2024 Term Loan payable and the related interest expense includes amounts related to the Company's Chief Executive Officer as well as a significant investor. See Note 10 - Debt for more information.

22. COMMITMENTS AND CONTINGENCIES

Contingencies

Although the possession, cultivation and distribution of cannabis for medical and recreational use is permitted in certain states, cannabis is classified as a Schedule I controlled substance under the U.S. Controlled Substances Act and its use remains a violation of federal law. The Company's operations are subject to a variety of local and state regulations.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management believes that the Company is in material compliance with applicable local and state regulations as of December 31, 2025, marijuana regulations continue to evolve and are subject to differing interpretations. As a result, the Company could be subject to regulatory fines, penalties or restrictions at any time. Since federal law criminalizing the use of cannabis preempts state laws that legalize its use, strict enforcement of federal law regarding cannabis would likely result in the Company's inability to proceed with the Company's business plans. A change in administration due to the recent United States presidential election presents a risk of a change in federal policy. In addition, the Company's assets, including real property, cash and cash equivalents, equipment, inventory and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

Refer to Note 20 - Income Taxes for certain tax-related contingencies.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, except as set forth below, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the Company's financial results. There are also no proceedings in which any of the Company's directors, officers or affiliates is an adverse party or has a material interest adverse to the Company's interest.

MJ's Market Matter

On March 31, 2023, MJ's Market, Inc. ("MJ's") filed a complaint in federal district court in Massachusetts adverse to Jushi Holdings Inc. and certain of its subsidiaries, including Jushi MA, Inc., Jushi Inc. and Nature's Remedy of Massachusetts, as well as the former owners and affiliates of Nature's Remedy of Massachusetts (the "Complaint"). The Complaint centrally claims that the structure of the Nature's Remedy of Massachusetts transaction providing for increased purchase price consideration if there is no competing dispensary within 2,500 foot radius by certain time periods, and the Company's filing with the Massachusetts Superior Court an appeal of the Town of Tyngsborough's decision to approve MJ's facility in contradiction of its own zoning bylaws are violations of the Sherman Antitrust Act, Massachusetts Antitrust Act, and Massachusetts Consumer Protection Act, as well as interference with contractual relations and abuse of process. MJ is seeking legal and equitable remedies including compensatory and other damages. The Company disputes such allegations, believes it has substantial defenses and is vigorously defending against the Complaint.

Sammartino Matter

On February 28, 2023, the Company informed Sammartino, the former owner of Nature's Remedy and certain of its affiliates, that Sammartino had breached several provisions of the Merger and Membership Interest Purchase Agreement between the Company, Sammartino and certain other parties thereto (as amended, the "MIPA") and/or fraudulently induced the Company to enter into, and not terminate, the MIPA. As a consequence of these breaches and the fraudulent inducement, the Company informed Sammartino that the Company had incurred significant damages, and pursuant to the terms of the MIPA, the Company had elected to offset these damages against certain promissory notes and shares the Company was to pay and issue, respectively, to Sammartino, and that Sammartino would be required to pay the remainder in cash. On March 13, 2023, Sammartino responded to the Company by alleging various procedural deficiencies with the Company's claim and provided the Company with a notice that the Company was in default of the MIPA for failing to issue certain shares of the Company to Sammartino. On March 21, 2023, Sammartino sent a second notice that the Company was in default of the promissory notes for failing to pay interest pursuant to their specified schedule. On March 23, 2023, the Company sent a second letter to Sammartino disputing each procedural deficiency claimed by Sammartino and disputing that the Company is in default of the MIPA or the promissory notes and that it properly followed the terms of the various agreements in electing to set off the damages.



JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)

Pacific Collective Matter

On October 24, 2022, Pacific Collective, LLC ("Pacific Collective") filed a complaint in state court in California against Jushi subsidiaries TGS CC Ventures, LLC ("TGS"), and Jushi Inc. Pacific Collective alleges that the Jushi subsidiaries breached a commercial property lease and lease guaranty and that Pacific Collective is entitled to recover in excess of $20,000 in damages. TGS believes it lawfully rescinded the lease based on Pacific Collective's failure to purchase the property that was the subject of the lease and to construct and deliver the building contemplated by the lease and is of the position that no damages are owed to Pacific Collective. The Referee assigned to the matter ruled in favor of and awarded fees and costs to TGS and Jushi. Pacific Collective filed an appeal on July 3, 2024.

Refer to Note 15 - Non-Controlling Interest for the information regarding the bankruptcy of Jushi Europe.

Commitments

In addition to the contractual obligations outlined in Note 10 - Debt and Note 11 - Leases, the Company has commitments as of December 31, 2025 related to property and construction.

In connection with various license applications, the Company may enter into conditional leases or other property commitments which will be executed if the Company is successful in obtaining the applicable license and/or resolving other contingencies related to the license or application.

In addition, the Company expects to incur capital expenditures for leasehold improvements and construction of buildouts of certain locations, including for properties for which the lease is conditional on obtaining the applicable related license or for which other contingencies exist.

401(k) Plan

The Company maintains a 401(k) plan, which is generally available to eligible employees. The Company makes safe harbor matching contributions, subject to a maximum contribution of 4% of the participant's compensation. The employer matching contributions to the 401(k) plan were $767, $652 and $677 for the years ended December 31, 2025, 2024 and 2023, respectively.

23. FINANCIAL INSTRUMENTS

The following table sets forth the Company's financial assets and liabilities, subject to fair value measurements on a recurring basis, by level within the fair value hierarchy:

	As of December 31,			
	2025		2024	
Financial liabilities: [1]				
Derivative liabilities [2]	$	8,607	$	3,128
Contingent consideration liabilities [3]		—		5,912
Total financial liabilities	$	8,607	$	9,040

[1] The Company has no financial assets, or no financial liabilities in Level 1 or 2 within the fair value hierarchy as of December 31, 2025 and 2024, and there were no transfers between hierarchy levels during the years ended December 31, 2025 and 2024.

[2] Refer to Note 13 - Derivative Liabilities.

[3] Refer to Note 6 - Acquisitions.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



The carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and certain accrued expenses, and certain other assets and liabilities held at amortized cost, approximate their fair values due to the short-term nature of these instruments. The carrying amounts of the promissory notes approximate their fair values as the effective interest rates are consistent with market rates. The carrying amount of the Second Lien Notes and the Senior Notes approximates its fair values as of December 31, 2025 and 2024, respectively.

24. BUSINESS CONCENTRATION

For the years ended December 31, 2025, 2024 and 2023, no single customer accounted for more than 10% of the Company's total sales.

As of December 31, 2025, one customer accounted for 47% of the Company's total accounts receivable balance. As of December 31, 2024, three customers accounted for 44% of the Company's total accounts receivable balance.

For the year ended December 31, 2025, the Company purchased 51% of its inventory from three vendors. For the year ended December 31, 2024, the Company purchased 39% of its inventory from two vendors. For the year ended December 31, 2023, the Company purchased 19% of its inventory from one vendor.

There was no single vendor that accounted for more than 10% of the Company's accounts payable and accrued expenses as of December 31, 2025 and 2024.

25. SUBSEQUENT EVENTS

Debt Refinancing

On March 27, 2026, the Company refinanced both its 2024 Term Loan and its Second Lien Notes, which had outstanding principal balances of $46,075 and $86,194, respectively, as of December 31, 2025, and were scheduled to mature within twelve months of December 31, 2025. The refinancing was completed through the issuance of a $160,000 senior secured term loan ("2026 Term Loan") to a syndicate of lenders that bears an interest rate of 12.5% and matures in March 2029. Serpentine Capital Management III, LLC, an entity controlled by James Cacioppo, the Company's Chief Executive Officer, Chairman and founder, participated in the 2026 Term Loan with a principal amount of $27,993. Denis Arsenault, a founder and significant equity holder of the Company, participated in the 2026 Term Loan with a principal amount of $21,016.

The Company used the proceeds from the 2026 Term Loan to repay in full the outstanding principal, accrued but unpaid interest, exit fee and make-whole on the 2024 Term Loan, as well as the outstanding principal and accrued but unpaid interest on the Second Lien Notes. The proceeds were also used to pay all fees and expenses associated with the issuance of the 2026 Term Loan. Remaining excess proceeds were retained on the balance sheet for general corporate purposes.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management carried out an evaluation under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Exchange Act as a process, designed by, or under the supervision of the Company's principal executive officer and principal financial officer and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions and disposition of assets; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures are made only in accordance with management and board of directors' authorizations; and providing reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

Management under the supervision of, and with the participation of the Company's principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the framework and criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on the foregoing, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025 based on the specified criteria.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm on our internal control over financial reporting due to an exemption established by the JOBS Act for "emerging growth companies."

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the year covered by this Annual Report on Form 10-K that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

During the three months ended December 31, 2025, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) adopted, terminated or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K).

Issuance of 2026 Term Loan

(Amounts expressed in thousands of U.S. dollars)

Because we are filing this Annual Report on Form 10-K within four business days after the applicable event, we are making the following disclosure under this Part II, Item 9B instead of filing a Current Report on Form 8-K under Item 1.01, Item 1.02 and Item 2.03.

The Company entered into a Loan Agreement, dated as of March 27, 2026 (the "Loan Agreement"), by and among the Company, as borrower, the subsidiaries party thereto as guarantors, FG Agency Lending LLC, as agent for the lenders (the "Agent"), and the lenders that are party thereto. Pursuant to the Loan Agreement, a syndicate of lenders (each, a "Lender") provided a $160,000 senior secured term loan (the "2026 Term Loan") to the Company, which does not amortize.

Serpentine Capital Management III, LLC, an entity controlled by James Cacioppo, the Company's Chief Executive Officer, Chairman and founder, participated in the 2026 Term Loan with a principal amount of $27,993. Denis Arsenault, a founder and significant equity holder of the Company, participated in the 2026 Term Loan with a principal amount of $21,016.

Original Issue Discount, Interest and Maturity

The 2026 Term Loan was issued with a 4% original issue discount and accrue interest at a rate of 12.5% per annum, payable monthly in arrears on the first business day of each calendar month, commencing on May 1, 2026. The 2026 Term Loan matures on March 27, 2029 (the "Maturity Date").

Prepayment

The Company is required to make mandatory prepayments of the 2026 Term Loan with 100% of the net proceeds from sales of certain assets, subject to certain thresholds and exclusions. The Company may also optionally prepay the 2026 Term Loan upon providing prior written notice to the Agent.

Guarantees, Security and Ranking

To secure its obligations under the Loan Agreement, each of the Company and its current and future subsidiaries (other than certain excluded subsidiaries, the "Guarantors") granted a first lien security interest in substantially all of its assets to the Agent, for the benefit of the Lenders, subject to certain exclusions including cannabis, cannabis-related, hemp and hemp-related permits and licenses that cannot be pledged as a matter of law, rule or regulation, inventory, and assets and equity interests that cannot be collateralized pursuant to law, rule, regulation or contractual obligation. All obligations under the Loan Agreement are guaranteed by the Guarantors.

Restrictive Covenants

The Loan Agreement contains restrictive covenants limiting the ability of the Company and its restricted subsidiaries to, among other things, declare or pay cash dividends or other distributions on their respective equity securities, incur additional indebtedness other than Permitted Indebtedness (as defined in the Loan Agreement), and engage in certain asset sales, subject to important exceptions and qualifications set forth in the Loan Agreement.

Financial Covenants

The Loan Agreement includes a financial covenant requiring the Company to maintain a minimum unrestricted cash balance of $15,000 at all times during the term of the 2026 Term Loan.

Use of Proceeds

The Company used the proceeds from the 2026 Term Loan to repay indebtedness, accrued and unpaid interest, and other amounts due under (i) its 2024 Term Loan and (ii) its Second Lien Notes. The proceeds were also used to pay fees and expenses associated with the issuance of the 2026 Term Loan, with remaining excess proceeds retained for general corporate purposes.

The foregoing summary of the Loan Agreement does not purport to be complete and is subject to, and qualified in their entirety by, reference to the full text of the Loan Agreement, a copy of which is filed as Exhibit 10.48.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be incorporated by reference to our Form 10-K/A, to be filed within 120 days of our fiscal year ended December 31, 2025.

Item 11. Executive Compensation

The information required by this item will be incorporated by reference to our Form 10-K/A, to be filed within 120 days of our fiscal year ended December 31, 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be incorporated by reference to our Form 10-K/A, to be filed within 120 days of our fiscal year ended December 31, 2025.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be incorporated by reference to our Form 10-K/A, to be filed within 120 days of our fiscal year ended December 31, 2025.

Item 14. Principal Accounting Fees and Services

The information required by this item will be incorporated by reference to our Form 10-K/A, to be filed within 120 days of our fiscal year ended December 31, 2025.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Documents filed as part of this report

(1) All financial statements

The information required is set forth in Item 8 – Audited Financial Statements in Part II of this Form 10-K and is hereby incorporated herein by reference to such information.

(2) Financial statements schedules

Consolidated Financial Statement schedules have been omitted either because the required information is set forth in the Consolidated Financial Statements or Notes thereto, or the information called for is not required.

(3) Exhibits required by Item 601 of Regulation S-K

Exhibit No.	Description
2.1[(a)]	Letter Agreement, dated November 2, 2018, by and between Jushi Inc and Tanzania Minerals Corp.
3.1[(a)]	Articles of Jushi Holdings Inc., as amended.
4.1[(a)]	Subordinate Voting Shares Specimen Stock Certificate.
4.2[(a)(^)]	Form of 10% Senior Secured Note of Jushi Holdings Inc.
4.3[(a)(^)]	Trust Indenture, dated December 7, 2022, by and between Jushi Holdings Inc. and Odyssey Trust Company
4.4[(b)(+)(^)]	First Amendment to Trust Indenture, dated June 22, 2023, by and between Jushi Holdings Inc. and Odyssey Trust Company
4.5[(f)]	Second Amendment to Trust Indenture, dated July 31, 2024, by and between Jushi Holdings Inc. and Odyssey Trust Company.
4.6[(b)]	First Amendment to Common Stock Purchase Warrants, dated June 23, 2023, by and between Jushi Holdings Inc. and Acquiom Agency Services, LLC
4.7[(a)(^)]	Credit Agreement, dated as of October 20, 2021, by and among Jushi Holdings Inc., the other loan parties that are party thereto, the lenders that are party thereto, and Roxbury, LP.
4.8[(a)]	Limited Waiver and First Amendment to Credit Agreement, dated as of April 29, 2022, by and among Jushi Holdings Inc, the other loan parties signatory thereto and Roxbury, LP.
4.9[(a)(^)]	Second Amendment to Credit Agreement and Consent to Senior Notes Refinancing, dated as of December 6, 2022, by and among Jushi Holdings Inc, the other loan parties signatory thereto and Roxbury, LP.
4.10[(c)(^)]	Third Amendment to Credit Agreement, dated as of November 10, 2023, by and among Jushi Holdings Inc, the other loan parties signatory thereto and Roxbury, LP.
4.11[(a)]	Limited Waiver dated April 17, 2023 between Jushi Holdings Inc. and Roxbury, LP
4.12[(a)]	Form of Transaction Warrant of Jushi Holdings Inc.
4.13[(a)]	Form of Debt Warrant of Jushi Holdings Inc.
4.14[(a)]	Form of Broker Warrant of Jushi Holdings Inc.
4.15[(a)]	Form of Equity Round Warrant of Jushi Inc.
4.16[(a)]	Form of Management Round Warrant of Jushi Inc.
4.17[(a)]	Form of Consulting Warrant of Jushi Holdings Inc.
4.18[(o)]	Form of Common Stock Purchase Warrant.
4.19[(k)]	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
10.1[(a)(^)]	Merger and Membership Interest Purchase Agreement, dated April 16, 2021, by and among Jushi MA, Inc., Jushi Inc, Jushi Holdings Inc., Sammartino Investments LLC, Nature's Remedy of Massachusetts, Inc., McMann LLC, Valiant Enterprises, LLC, John Brady, Robert Carr and Justin Lundberg.

Exhibit No.	Description
10.2[(a)]	First Amendment to Merger and Membership Interest Purchase Agreement, dated May 13, 2021, by and between Sammartino Investments LLC Jushi Inc.
10.3[(a)]	Second Amendment to Merger and Membership Interest Purchase Agreement, dated September 7, 2021, by and between Sammartino Investments LLC Jushi Inc.
10.4[(a)(+)(^)]	Equity Purchase Agreement, dated as of June 4, 2019, by and among Franklin BioScience – Penn LLC, Franklin Group, LLC, Matt Varga, Alex Hazzouri, Ed Hazzouri, Ray Angeli, Hazzouri & Associates, LLC, Franklin Bioscience, LLC, Jushi Inc and the other Persons holding membership interests in Franklin BioScience – Penn, LLC.
10.5[(a)(+)(^)]	Lease, dated April 6, 2018, by and between IIP-PA 1, LLC and Pennsylvania Medical Solutions, LLC.
10.6[(a)]	First Amendment to Lease Agreement, dated December 7, 2018, by and between by and between IIP-PA 1, LLC and Pennsylvania Medical Solutions, LLC.
10.7[(a)]	Second Amendment to Lease Agreement, dated January 14, 2020, by and between by and between IIP-PA 1, LLC and Pennsylvania Medical Solutions, LLC.
10.8[(a)]	Third Amendment to Lease Agreement, dated April 10, 2020, by and between by and between IIP-PA 1, LLC and Pennsylvania Medical Solutions, LLC.
10.9[(a)]	Fourth Amendment to Lease Agreement, dated August 25, 2020, by and between by and between IIP-PA 1, LLC and Pennsylvania Medical Solutions, LLC.
10.10[(a)]	Fifth Amendment to Lease Agreement, dated April 1, 2021, by and between by and between IIP-PA 1, LLC and Pennsylvania Medical Solutions, LLC.
10.11[(a)(+)]	Amended and Restated Lease Agreement, dated April 22, 2020, by and between CSS I LLC and Valiant Enterprises, LLC.
10.12[(a)]	Lease Amendment # 1, dated October 21, 2020, by and between CSS I LLC and Valiant Enterprises, LLC.
10.13[(a)(+)]	Second Amendment to Lease, dated January 12, 2022, by and between TAC Vega MA Owner, LLC and Valiant Enterprises, LLC.
10.14[(a)]	Standard Form of Commercial Lease, dated October 29, 2018, by and between Valiant Enterprises, LLC and Nature's Remedy of Massachusetts, Inc.
10.15[(a)(#)]	Form of Stock Option Grant and Agreement for Directors.
10.16[(a)(#)]	Form of Stock Option Grant and Agreement for Employees and Certain Named Executive Officers.
10.17[(a)(#)]	Form of Stock Option Grant and Agreement for Other Named Executive Officers.
10.18[(a)(#)]	Form of Restricted Stock Grant and Agreement for Directors.
10.19[(a)(#)]	Form of Restricted Stock Grant and Agreement for Employees and Certain Named Executive Officers.
10.20[(a)(#)]	Form of Restricted Stock Grant and Agreement for Other Named Executive Officers.
10.21[(a)(#)(†)]	Employment Agreement, dated May 1, 2019 by and between JMGT, LLC and Louis Jon Barack.
10.22[(a)(#)(†)]	Bonus Letter, dated June 9, 2020, by and between Jushi Holdings, Inc. and Louis Jon Barack.
10.23[(a)(#)(†)]	Employment Agreement, effective January 1, 2022, by and between the Company, JGMT, LLC and James Cacioppo.
10.24[(a)(#)(†)]	Amendment No. 1 to Employment Agreement between the Company, JGMT, LLC and James Cacioppo, dated March 14, 2023.
10.25[(d)(#)]	Amendment No. 2 to Employment Agreement between the Company, JMGT, LLC and James Cacioppo, dated November 15, 2023.
10.26[(a)(#)((†)]	Employment Agreement dated May 1, 2019 by and between the Company and Tobi Lebowitz.
10.27[(a)(#)]	Tobi Lebowitz Promotion Letter August 29, 2022.
10.28[(a)(#)(†)]	Employment Agreement dated April 1, 2022 by and between the Company and Nichole Upshaw.
10.29[(a)(#)(^)]	Nichole Upshaw Promotion Letter December 1, 2022.
10.30[(a)(#)]	Employment Agreement, dated as of January 7, 2023, by and between the Company and Michelle Mosier.
10.31[(a)(#)]	Jushi Holdings Inc. 2019 Equity Incentive Plan.
10.32[(a)(#)]	Form of Indemnification Agreement, by and between Jushi Holdings Inc. and each of its directors and executive officers.

Exhibit No.	Description
10.33[(a)(#)(^)]	Loan Agreement, dated April 6, 2023, by and between FVCbank, Dalitso LLC, JREHVA, LLC, Jushi VA, LLC and Jushi Holdings Inc.
10.34[(k)]	Limited Waiver dated March 12, 2024 between Jushi Holdings Inc. and Roxbury, LP.
10.35[(f)]	Credit Agreement, dated as of July 31, 2024, by and among Jushi Holdings Inc., the other loan parties that are parties thereto, the lenders that are party thereto, and Argent Institutional Trust Company, as agent for the lenders.
10.36[(f)]	Form of Common Stock Purchase Warrant.
10.37[(g)(#)]	Amendment No. 3 to CEO Employment Agreement, dated as of August 14, 2024, by and among the Company, JMGT, LLC and Jim Cacioppo.
10.38[(h)(#)]	Amendment No. 4 to CEO Employment Agreement, dated as of September 13, 2024, by and among the Company, JMGT, LLC and Jim Cacioppo.
10.39[(l)(#)]	Amendment No. 5 to CEO Employment Agreement, dated as of December 11, 2025, by and among the Company, JMGT, LLC and Jim Cacioppo.
10.40[(j)(#)]	Amendment No. 2 to Employment Agreement, dated as of November 5, 2024, between the Company, JMGT, LLC, and Louis Jon Barack.
10.41[(h)]	Sixth Amendment to Lease Agreement, dated February 2, 2022, by and between by and between IIP-PA 1, LLC and Pennsylvania Medical Solutions, LLC.
10.42[(h)(^)]	Third Amendment to Lease, dated December 20, 2022, by and between TAC Vega MA Owner, LLC and Valiant Enterprises, LLC.
10.43[(h)(^)]	Fourth Amendment to Lease, dated July 31, 2023, by and between TAC Vega MA Owner, LLC, the Company, and Valiant Enterprises, LLC.
10.44[(i)(#)(^)]	Employment Agreement dated April 12, 2024 by and between JMGT LLC and Todd West.
10.45[(m)(#)]	Employment Agreement, effective as of January 1, 2026, by and among the Company, JMGT, LLC and Jim Cacioppo.
10.46[(n)]	Seventh Amendment to Lease Agreement, by and between by and between IIP-PA 1, LLC and Pennsylvania Medical Solutions, LLC dated August 13, 2025.
10.47[(n)]	Allonge and Modification Agreement, dated September 18, 2025, by and among Dalitso LLC, JREHVA, LLC, Jushi VA, LLC, Jushi Holdings Inc. and FVCBank.
10.48	Loan Agreement dated as of March 27, 2026, among Jushi Holdings Inc. as Borrower, the Subsidiaries party hereto as Guarantors, FG Agency Lending LLC as Agent, and the Lenders party hereto.
19.1	Jushi Holdings Inc. Insider Trading and Blackout Period Policy.
21.1	Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm (Macias Gini & O'Connell LLP)
24.1	Power of Attorney (included on signature page)
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d — 14(a)
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d — 14(a)
32.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded with Inline XBRL File)

(a)	Incorporated by reference to our Form 10-K filed on April 18, 2023.
(b)	Incorporated by reference to our Form 10-Q filed August 11, 2023.
(c)	Incorporated by reference to our Form 10-Q filed on November 14, 2023.
(d)	Incorporated by reference to our Current Report on Form 8-K filed on November 16, 2023.
(e)	Incorporated by reference to our Current Report on Form 8-K filed April 24, 2023.
(f)	Incorporated by reference to our Form 8-K filed August 6, 2024.
(g)	Incorporated by reference to our Form 8-K filed August 14, 2024.
(h)	Incorporated by reference to our Form 8-K filed September 18, 2024.
(i)	Incorporated by reference to our Form 8-K filed on April 15, 2024.
(j)	Incorporated by reference to our Form 10-Q filed on November 7, 2024.
(k)	Incorporated by reference to our Form 10-K filed on April 1, 2024.
(l)	Incorporated by reference to our Form 8-K filed on December 16, 2025.
(m)	Incorporated by reference to our Form 8-K filed on January 6, 2026.
(n)	Incorporated by reference to our Form 10-Q filed November 4, 2025.
(o)	Incorporated by reference to our Form 8-K filed on February 18, 2025.
#	Management contract or compensatory plan or arrangement.
+	Schedule and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(a)(5). Jushi Holdings Inc. agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
^	Certain confidential portions of this exhibit were omitted by means of marking such portions with asterisks because the identified confidential portions (i) are not material and (ii) are the type that the registrant treats as private or confidential.
†	Certain information in this document has been omitted pursuant to Regulation S-K, Item 601(a)(6) because it contains personally identifiable information.

Item 16. Form 10-K Summary

Not applicable.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on March 31, 2026.

JUSHI HOLDINGS INC.

/s/ James Cacioppo
James Cacioppo
Chairman and Chief Executive Officer

/s/ Michelle Mosier
Michelle Mosier
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 31, 2026.

Name	Title
/s/ James Cacioppo James Cacioppo	Chairman and Chief Executive Officer (principal executive officer)
/s/ Louis Jonathan Barack Louis Jonathan Barack	President and Chief Revenue Officer
/s/ Michelle Mosier Michelle Mosier	Chief Financial Officer and Chief Accounting Officer (principal financial and accounting officer)
/s/ Benjamin Cross Benjamin Cross	Director
/s/ Marina Hahn Marina Hahn	Director
/s/ Stephen Monroe Stephen Monroe	Director
/s/ Bill Wafford Bill Wafford	Director

Exhibit 10.48

EXECUTION VERSION

CERTAIN INFORMATION CONTAINED IN THIS EXHIBIT, MARKED BY "[***]" HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL, AND (II) IS THE TYPE THAT THE COMPANY TREATS AS PRIVATE OR CONFIDENTIAL.

LOAN AGREEMENT

dated as of March 27, 2026

among

JUSHI HOLDINGS INC.,
as Borrower,

the Subsidiaries party hereto,
as Guarantors,

FG AGENCY LENDING LLC,
as Agent,

and

the Lenders party hereto

THIS INDEBTEDNESS GOVERNED HEREBY HAS BEEN ISSUED WITH ORIGINAL ISSUE DISCOUNT FOR U.S. FEDERAL INCOME TAX PURPOSES. FOR FURTHER INFORMATION REGARDING THE ISSUE PRICE, THE AMOUNT OF ORIGINAL ISSUE DISCOUNT, THE ISSUE DATE AND THE YIELD TO MATURITY OF SUCH INDEBTEDNESS, THE HOLDER OF THIS AGREEMENT SHOULD CONTACT THE OFFICE OF THE CHIEF FINANCIAL OFFICER OF JUSHI HOLDINGS INC. AT 301 YAMATO ROAD, SUITE 3250, BOCA RATON, FLORIDA 33431 WHO WILL PROMPTLY MAKE SUCH INFORMATION AVAILABLE.

TABLE OF CONTENTS

SCHEDULES AND EXHIBITS

LOAN AGREEMENT

This Loan Agreement, dated as of March 27, 2026 (as it may be amended, modified or supplemented from time to time, this "Agreement"), is made by and among (i) Jushi Holdings Inc., a company organized under the laws of the Province of British Columbia (the "Borrower"), and the other Loan Parties that are party hereto from time to time, (ii) each of the lenders party hereto together with their permitted successors and assignees (the "Lenders"), and (iii) FG Agency Lending LLC, as administrative agent for the Lenders (in such capacity, the "Agent").

RECITALS:

WHEREAS, the Borrower has requested, and the Lenders have agreed to make available to the Borrower, a term loan upon and subject to the terms and conditions set forth in this Agreement;

WHEREAS, the Borrower desires to use the proceeds of the Term Loan to, among other things, refinance existing indebtedness of certain Loan Parties in respect of the Refinanced Debt, for the payment of Agent's fees and expenses and other transaction expenses incurred relating to the transactions contemplated hereunder, and for working capital and general corporate purposes;

WHEREAS, the Loan Parties desire to secure all of their Obligations under the Loan Documents by granting to Agent, for the benefit of the Lenders, a security interest in and lien upon their respective Collateral; and

WHEREAS, subject to the terms of the applicable Loan Documents, each Guarantor has agreed to grant to the Agent, for the benefit of the Lenders, a security interest in its assets as security for the Obligations.

NOW THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.
DEFINITIONS AND ACCOUNTING TERMS

SECTION 1.1   Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

"Acquisition" means: (a) the acquisition (whether by means of a merger, consolidation or otherwise) of more than fifty percent (50%) of the Equity Interests of any Person, (b) all or substantially all of the assets of (or any division or business line of) any Person, (c) the acquisition of a Cannabis License, or the acquisition of a Cannabis License and some, but not all or substantially all, of the assets of the target entity; (d) the acquisition of a Cannabis License by competitive application process, lottery, change in Requirements of Law or other similar means; or (e) the acquisition of less than a majority of the outstanding Equity Interests of a target if a Loan Party will obtain greater than fifty percent (50%) of the economic benefits of ownership of such target.

"Adjusted EBITDA" means, for any period, with respect to the Loan Parties:

(a)   the Net Income of the Loan Parties for such period, plus,

1

(b) without duplication and to the extent deducted in determining Net Income for such period, the sum of:

(i) interest expense (including the interest component in respect of Capital Lease Obligations or other lease obligations), other than interest expense from the sale-leaseback transaction relating to the Scranton Property,

(ii) provision for taxes based on income,

(iii) depreciation expense,

(iv) amortization expense,

(v) non-cash extraordinary, unusual or nonrecurring charges, expenses or losses reasonably acceptable to Agent,

(vi) other non-cash charges, expenses or losses (excluding any such non-cash charge to the extent it represents an accrual or reserve for potential cash charge in any future period or amortization of a prepaid cash charge that was paid in a prior period, but including purchase accounting adjustments under ASC 805 under GAAP),

(vii) any aggregate net non-cash loss on the Disposition of property (other than Accounts and Inventory) outside the ordinary course of business (including asset retirement costs) permitted under this Agreement (excluding any non-cash charge constituting bad-debt write-down, write-off or reserve),

(viii) reasonable and documented out-of-pocket fees, costs and expenses incurred in connection with the transactions contemplated by this Agreement and paid within ninety (90) days following the Closing Date to Persons that are not Affiliates of the Group Companies, including without limitation fees, costs and expenses of legal counsel and fees to record Mortgages as required pursuant to the terms of this Agreement,

(ix) agency, arrangement, underwriting, closing and similar fees payable with respect to the Loan Documents, and any transaction fees, costs and expenses incurred in connection with any amendment, waiver, consent or similar matter relating to the Loan Documents and/or otherwise required in order to comply with the Loan Documents, including legal, tax and other non-recurring professional fees, costs and expenses related thereto,

(x) the amount of any non-recurring restructuring costs, integration costs, business optimization expenses or costs, retention, recruiting, relocation, costs related to the opening, closure or consolidation of offices and facilities, signing bonuses and expenses, and severance and related employee termination expenses (including any extraordinary, non-recurring or unusual costs, and related professional fees, costs and expenses),

(xi) any non-cash impairment charges or asset write-offs (including in respect of goodwill) and any non-cash write-downs or write-offs with respect to revaluing assets and liabilities, including for the avoidance of doubt non-cash derivative instrument fair value adjustments;

(xii) any equity-based or non-cash expense or charge realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, or grants or sales of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights;

(xiii)   any expenses, charges or losses that are covered by insurance, indemnification or other reimbursement provisions owing from an unaffiliated third party to the extent actually received by the Group Companies in cash during such period (or reasonably expected to be so paid, indemnified or reimbursed within one hundred eighty (180) days after the end of such period to the extent not accrued (it being understood that (A) to the extent not actually received in cash within such period, such amounts shall no longer be permitted to be added-back in calculating Adjusted EBITDA for any subsequent period and (B) any such amounts so added back in any period and actually received in cash in a subsequent period shall not also be added-back in such subsequent period)) and not otherwise included in Net Income,

(xiv)   any cash charges, expenses or losses in connection with any recall of any Inventory or other product line of the Group Companies (including, without limitation, any recall of any electronic cigarette, smokeless cigarette or vaping product);

(xv)   any cash or non-cash charges, expenses or losses in respect of pursuing or defending, or the settlement of, any litigation of any Group Company;

(xvi)   [reserved],

(xvii)   any realized or unrealized losses in respect of any foreign currency exchange in the ordinary course of business,

(xviii) any losses realized from the write-offs of any bad Debt expense of the Group Companies,

(xix)   any losses realized in connection with the termination of any lease and the resulting derecognition of any right-of-use assets subject to such lease (other than any lease relating to the Scranton Property),

(xx)   any realized or unrealized losses in connection with any Investments held by the Group Companies (excluding Investments in Subsidiaries),

(xxi)   the amount of any net losses from discontinued operations in accordance with GAAP,

(xxii)   transaction expenses incurred in connection with any Permitted Acquisition, solely to the extent such Permitted Acquisition is consummated and such expenses are paid prior to, upon, or within sixty (60) days after, the consummation thereof, including any refinancing of (or amendment to) any Debt acquired or assumed in connection with such Permitted Acquisition,

(xxiii) the amount of "run-rate" cost savings, operating expense reductions and synergies reasonably identifiable and factually supportable and projected by Borrower in good faith to result from actions taken or committed to be taken pursuant to a written plan approved by senior management with respect to integrating, consolidating or discontinuing operations, headcount reductions, closure of facilities or any Permitted Acquisition within twelve (12) months thereafter, net of the amount of actual benefits realized during such period from such actions,

(xxiv) reasonable and documented out-of-pocket fees, costs and expenses incurred in connection with [***] and paid to Persons that are not Affiliates, and

(xxv) any other adjustments agreed to by the Agent in its sole discretion,

provided, however that the cash adjustments pursuant to clauses (viii), (ix), (x), (xiii), (xiv), (xv), (xvii), (xviii), (xix) (limited solely to the extent of any fees paid in cash to terminate any applicable lease), (xx), (xxi), (xxii), (xxiii) and (xxiv) above may not exceed, in the aggregate, 15% of Adjusted EBITDA (without giving effect to any adjustments pursuant to such clauses) for any given period, provided, further, that any adjustments pursuant to this clause (b) shall only be included in the calculation of Adjusted EBITDA if such adjustments are also included in "Adjusted EBITDA" as reported in Borrower's public filings.

Minus

(c) without duplication, the sum of the following amounts for such period to the extent included in the calculation of Net Income:

(i) extraordinary, unusual or non-recurring gains,

(ii) any other noncash gains increasing Net Income for such period (excluding any such non-cash gain to the extent it represents the reversal of an accrual or reserve for potential cash charge in any prior period), and

(iii) any gains realized from the Disposition of property (other than accounts, Inventory and fixed assets) outside of the ordinary course of business,

in each case, determined on a consolidated basis and in accordance with GAAP. Notwithstanding anything to the contrary in this definition, (i) no addback shall be permitted in the calculation of Adjusted EBITDA for any interest expense, rent, lease payments or other expenses arising from any sale-leaseback transaction relating to the Scranton Property, and (ii) any employee retention tax credits and any other payroll tax credits, grants, subsidies, stimulus funds or similar governmental benefits (whether in the form of a credit, refund, reduction of expense or otherwise) shall be fully burdened in the calculation of Adjusted EBITDA, regardless of how such amounts are reflected in Net Income or under GAAP.

"Affiliate" means any Person which, directly or indirectly, controls or is controlled by or is under common control with another Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities or by contract or otherwise.

"Affiliated Lenders" shall mean Serpentine Capital Management III, LLC, Denis Arsenault, and any other director, officer, or insider of any Loan Party.

"Agent" has the meaning specified in the preamble.

"Agent Fee" has the meaning specified in the Fee Letter.

"Anti-Corruption Laws" means Requirements of Law relating to anti-bribery or anti-corruption (governmental or commercial) which apply to Group Companies, including

Requirements of Law that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign government official, foreign government employee or commercial entity to obtain a business advantage; including the Foreign Corrupt Practices Act and the U.K. Bribery Act of 2010.

"Anti-Money Laundering Laws" means any of the Requirements of Law relating to terrorism or money laundering, including Executive Order No. 13224, the PATRIOT Act, the Bank Secrecy Act, the Money Laundering Control Act of 1986 (i.e., 18 USC. §§ 1956 and 1957) and all Requirements of Law comprising or implementing these Requirements of Law.

"Applicable Securities Legislation" means all applicable securities laws of each of the Reporting Jurisdictions and the respective rules and regulations under such laws together with applicable published fee schedules, prescribed forms, policy statements, national or multilateral instruments, orders, blanket rulings and other applicable regulatory instruments of the securities regulatory authorities in any of the Reporting Jurisdictions.

"Arlington Property" means that certain real property located at 2701 Wilson Blvd., Arlington, VA 22201, together with the improvements thereon.

"Assignment and Acceptance Agreement" means an assignment and acceptance entered into by an assigning Lender and an assignee, and accepted by Agent, in accordance with Section 11.9 hereof and substantially in the form of Exhibit A hereto or such other form acceptable to Agent.

"Authorized Officer" means, with respect to any Loan Party, any individual holding the office of chief executive officer, chief financial officer, chief operating officer or general counsel of such Loan Party who has been designated by the Borrower to the Agent in writing, which individuals, as of the Closing Date, are Louis Jon Barack, Michelle Mosier and Harris Shain, as such designation may be updated from time to time by written notice from the Borrower to the Agent.

"Bank Accounts" means each bank account, securities account or other depositary account of a Loan Party.

"Bankruptcy Code" means the Bankruptcy Code of the United States, the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada), and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, arrangement, receivership, insolvency, administration, reorganization, or similar debtor relief laws of the United States, Canada, or other applicable jurisdictions from time to time in effect and permitting a debtor to obtain a stay or a compromise of the claims of its creditors or affecting the rights of creditors generally, including for greater certainty any provisions of corporate statutes of like effect, where such statutes are used by a Person to propose an arrangement.

"Belle Vernon Property" means that certain real property located at 1533 Broad Avenue, Belle Vernon, PA 15012, together with the improvements thereon.

"Blocked Person" shall have the meaning assigned to such term in Section 6.16(b).

"Borrower" has the meaning specified in the preamble.

"Business Day" means a day of the year on which banks are not required or authorized to close in New York, New York.

"Canadian Loan Party" means each Loan Party organized under the laws of Canada or a province thereof.

"Canadian Pledge and Security Agreement" means the pledge and security agreement by and among the Agent, acting on behalf of the Lenders, and each applicable Canadian Loan Party party thereto (as may be amended, restated, supplemented or otherwise modified from time to time).

"Canadian Securities Authorities" means, collectively, the securities commissions or other securities regulatory authorities in the Canadian Reporting Jurisdictions.

"Canadian Reporting Jurisdictions" means all of the provinces and territories in Canada in which Borrower is a "reporting issuer".

"Cannabis Law" means any applicable state, or local statute, law, ordinance, regulation, rule, code, order (whether executive, legislative, judicial or otherwise), judgment, injunction, notice, decree or other requirement or rule of law or legal process, or any other order of, or agreement issued, promulgated or entered into by any Governmental Authority, in each case related to the cultivation, manufacture, development, distribution, or sale of cannabis or products containing cannabis, but explicitly excluding Federal Cannabis Laws.

"Cannabis License" means any permit or license to cultivate, process, distribute, manufacture, dispense, sell, transport or engage in any other activity relating to medical and/or adult-use marijuana, issued by any Governmental Authority pursuant to applicable Cannabis Laws or applicable state Requirements of Law relating to the farming, growth, production, processing, packaging, sale, distribution, or any other activity relating to medical and/or adult-use marijuana.

"Cannabis Facility Finance Lease Debt" means Debt incurred in connection with the Permitted Acquisition of a Cannabis License that requires a Loan Party to enter into a lease constituting Capital Lease Obligations in order to operate a dispensary, cultivation, or production facility under such Cannabis License.

"Capital Lease" means, with respect to any Person, any lease of, or other arrangement conveying the right to use, any property by such Person as lessee that has been or should be accounted for as a capital lease on a balance sheet of such person prepared in accordance with GAAP.

"Capital Lease Obligations" mean, with respect to any Person, the obligations of such Person to pay rent or other amounts under any Capital Lease, any lease entered into as part of any Sale and Leaseback or any Synthetic Lease, or a combination thereof, which obligations are (or would be, if such Synthetic Lease or other lease were accounted for as a Capital Lease) required to be classified and accounted for as Capital Leases on a balance sheet of such person under GAAP, and the amount of such obligations shall be the capitalized amount thereof (or the amount that would be capitalized, if such Synthetic Lease or other lease were accounted for as a Capital Lease) determined in accordance with GAAP (subject to Section 1.4).

6

"Cash Equivalents" means (a) marketable direct obligations issued or unconditionally guaranteed by the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case, maturing within twelve (12) months from the date of acquisition thereof; (b) marketable direct obligations issued or fully guaranteed by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within twelve (12) months from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Rating Group ("S&P") or Moody's"; (c) commercial paper, maturing not more than 365 days after the date of issue rated at least P-2 or better by Moody's or at least A-2 or better by S&P; (d) certificates of deposit, time deposits, overnight bank deposits or bankers' acceptances maturing not more than 365 days after the date of acquisition thereof, issued by commercial banking institutions and money market or demand deposit accounts maintained at commercial banking institutions, each of which is a member of the Federal Reserve System and has a combined capital and surplus and undivided profits of not less than 100,000,000; (e) repurchase agreements having maturities of not more than ninety (90) days from the date of acquisition which are entered into with major money center banks included in the commercial banking institutions described in clause (d) above and which are secured by readily marketable direct obligations of the United States Government or any agency thereof; (f) money market accounts maintained with mutual funds having assets in excess of $2,500,000,000, which assets are primarily comprised of Cash Equivalents described in another clause of this definition; (g) marketable tax exempt securities rated A or higher by Moody's or A+ or higher by S&P, in each case, maturing within 270 days from the date of acquisition thereof; (h) debt securities with maturities of six months or less from the date of acquisition backed by standby letters of credit issued by any commercial bank satisfying the criteria described in clause (d) above, (i) Deposit Accounts maintained with (i) any bank that satisfies the criteria described in clause (d) above, or (ii) any other bank organized under the laws of the United States or any state thereof so long as the full amount maintained with any such other bank is insured by the Federal Deposit Insurance Corporation and (j) solely in the case of and with respect to Borrower or a Foreign Subsidiary, Investments of a kind or type similar to the Cash Equivalents described in clauses (a) through (i) above customarily utilized in the jurisdiction of organization of Borrower or such Foreign Subsidiary for cash management purposes.

"Change in Law" means any adverse change after the Closing Date in Requirements of Law, including Federal Cannabis Law or Cannabis Law, or the application or interpretation thereof by any Governmental Authority, (a) that would make it unlawful for the Agent or any Lender to (i) continue to be a party to any Loan Document, (ii) perform any of its obligations hereunder or under any other Loan Document or (iii) to fund or maintain the Term Loans, (b) pursuant to which any Governmental Authority has enjoined the Agent or any Lender from (i) continuing to be a party to any Loan Document, (ii) performing any of its obligations hereunder or under any other Loan Document or (iii) funding or maintaining the Term Loans, (c) pursuant to which any Governmental Authority requires (i) confidential information from or disclosure of confidential information about the Agent, any Lender, any Affiliate thereof or any investor therein or (ii) the Agent or any Lender to obtain any permit, in each case, to (A) continue to be a party to any Loan Document, (B) perform any of its obligations hereunder or under any other Loan Document, (C) fund or maintain the Term Loans, and in the case of this clause (c) the Agent or such Lender, as applicable, has elected to exercise similar remedies afforded to it in other loans in their respective portfolios, or (d) that would result in the business activities conducted by any Loan Party being Restricted Cannabis Activities.

"Change of Control" means any of the following (or any combination of the following) whether arising from any single transaction event or series of related transactions or events that, individually or in the aggregate, result in:

(i)   a report being filed with any securities commission or securities regulatory authority in Canada, disclosing that any offeror (as such term is defined in section 1.1 of NI 62-104) has acquired beneficial ownership (within the meaning of the Securities Act) of, or the power to exercise control or direction over, or securities convertible into, any Voting Stock of Borrower, that together with the offeror's securities (as such term is defined in section 1.1 of NI 62-104) in relation to any Voting Stock of Borrower, would constitute Voting Stock representing more than 50.1% of the total voting power attached to all voting stock of Borrower then outstanding;

(ii)   there is consummated any amalgamation, consolidation, statutory arrangement (involving a business combination) or merger of Borrower (i) in which Borrower is not the continuing or surviving corporation (other than in connection with [***]) or (ii) pursuant to which any Voting Stock would be reclassified, changed or converted into or exchanged for cash, securities or other property, other than (in each case) an amalgamation, consolidation, statutory arrangement or merger of Borrower in which the holders of the Voting Stock immediately prior to the amalgamation, consolidation, statutory arrangement or merger have, directly or indirectly, more than 50.1% of the Voting Stock of the continuing or surviving corporation immediately after such transaction;

(iii)   during any period of twelve (12) consecutive months, a majority of the members of the board of directors or other equivalent governing body of Borrower cease to be composed of individuals (a) who were members of that board or equivalent governing body on the first day of such period, (b) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (a) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (c) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (a) and (b) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body; or

(v)   except as a result of a Permitted Disposition hereunder, Borrower shall (a) cease to own and control free and clear of any Liens or other encumbrances (other than Permitted Liens arising by operation of law and Liens created pursuant to any Loan Document), (1) at least the percentage of the Equity Interests of each of its Subsidiaries held by Borrower on the Closing Date, (2) with respect to any Subsidiaries formed or acquired after the Closing Date, at least the percentage of the Equity Interests owned at the time such Subsidiary is formed or acquired and (3) with respect to any other Loan Party, 100% of the Equity Interests of such Loan Party, or (b) fail to have the power to direct or cause the direction of the management and policies of each such Subsidiary.

"CFC" means an entity that is a "controlled foreign corporation" within the meaning of Section 957 of the Code.

"Closing Date" means March 27, 2026.

"Code" means the Internal Revenue Code of 1986.

"Collateral" means all of the property that is or is intended under the terms of the Collateral Documents to be subject to Liens in favor of the Agent for the benefit of the Lenders, including, without limitation, all "Collateral" as such term is defined in each of the Security Agreement and the Canadian Pledge and Security Agreement.

"Collateral Documents" means, collectively, the Security Agreement, the Canadian Pledge and Security Agreement, the Pledge Agreement, each Mortgage, the Omnibus Collateral Assignment and all of the other mortgages, deeds of trust, assignments of rents, collateral assignments, control agreements, security agreements, pledge agreements, collateral access agreements, or other similar agreements delivered to the Agent that create or perfect (or purport to create or perfect) a Lien in favor of the Agent for the benefit of the Lenders.

"Commitment" means, for a Lender, the amount that the Lender commits to lend under this Agreement, as set forth opposite that Lender's name under the applicable heading in Schedule 1.1(a) or in the Assignment and Acceptance Agreement under which that Lender became a party to this Agreement, as that amount may be increased or decreased from time to time in accordance with the provisions hereof.

"Competitor" means a Person that is (a) an operating company identified in writing to the Agent prior to, on or after the Closing Date that is a bona fide competitor engaged primarily in substantially the same or similar business as the Loan Parties, (b) any clearly identifiable Affiliate of any Person referred to in clause (a) of this definition based solely on the name of such Affiliate or any entity actually known by the applicable assignor to be an Affiliate of such Person, or (c) any other Affiliate of any Person referred to in clause (a) of this definition that is identified in writing to the Agent from time to time; provided, however, that Competitor shall exclude (i) any Person that the Loan Parties have designated as no longer being a Competitor by written notice delivered to the Agent from time to time, and (ii) any bona fide debt fund or an investment vehicle that is engaged in the making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit in the ordinary course.

"Control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Controlled Account" means each Bank Account that is subject to a DACA, in form and substance satisfactory to the Agent in its commercially reasonable business judgment, but excluding, in any event, any Excluded Account.

"Core States" means the Commonwealth of Pennsylvania and the Commonwealth of Virginia.

"Credit Card Reserve Amounts" means funds held at one or more banks or other financial institutions to secure amounts owed to one or more credit card processors in an aggregate amount not to exceed [***].

"DACA" and "DACAs" has the meaning specified in Section 7.10.

"Debt" means (without duplication), for any Person, (a) indebtedness of such Person for borrowed money or arising out of any extension of credit to or for the account of such Person (including, without limitation, extensions of credit in the form of reimbursement or payment obligations of such Person relating to letters of credit issued for the account of such Person) or for the deferred purchase price of property or services, but excluding liabilities incurred in the ordinary course of business including as incurred through the obtaining of credit and for credit on an open account basis customarily extended and in fact extended in connection with normal purchases of goods and services (including, without limitation, trade payables, accrued expenses payable or other accounts payable incurred in the ordinary course of business that are less than ninety (90) days past due or which are being contested in good faith); (b) indebtedness of the kind described in clause (a) of this definition which is secured by (or for which the holder of such debt has any existing right, contingent or otherwise, to be secured by) any Lien upon or in Property (including, without limitation, accounts and contract rights) owned by such Person, whether or not such Person has assumed or become liable for the payment of such indebtedness or obligations; (c) all Capital Lease Obligations; (d) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any stock or stock equivalents of such Person, valued, in the case of redeemable preferred stock, at the greater of its voluntary liquidation preference and its involuntary liquidation preference plus accrued and unpaid dividends; (e) all contingent liabilities and obligations under direct or indirect guarantees in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clauses (a) through (d) above; (f) net obligations of a Person under any swap or hedging arrangement; and (g) any monetary obligation of a Person under or in connection with a sale-leaseback or similar arrangement. Notwithstanding the foregoing, Debt of any Person shall exclude (i) accruals for payroll and other similar liabilities accrued in the ordinary course of business, (ii) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller, (iii) any obligations in respect of worker's compensation claims, early retirement or termination obligations or contributions or similar claims, obligations or contributions or social security or wage Taxes in the ordinary course of business, (iv) non-compete or consulting obligations to which the seller in an acquisition may become entitled, (v) any earn-out, purchase price adjustment, indemnity or similar obligation until such obligation is required to appear in the liabilities section of the balance sheet of such Person in accordance with GAAP, (vi) customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of business, and (vii) operating leases. The amount of Debt described in clause (f) shall be deemed to be the net swap termination value thereof as of the applicable determination date. The amount of Debt described in clause (b) that is limited in recourse to specific property shall be valued at the lesser of the aggregate unpaid amount of such Debt and the fair market value of such property. The amount of any indebtedness represented by a guaranty or other similar

10

instrument shall be the maximum amount for which the guaranteeing Person may be liable pursuant to the terms of the instrument embodying such indebtedness.

"Debtor Laws" means all applicable liquidation, conservatorship, bankruptcy, moratorium, arrangement, receivership, insolvency, reorganization or similar laws including the Bankruptcy Code, or general equitable principles from time to time in effect affecting the rights of creditors generally.

"Default" means any event the occurrence of which does, or with the lapse of time or giving of notice or both would, constitute an Event of Default.

"Default Rate" means a rate of interest per annum equal to seventeen percent (17%).

"Dickson City Property" means that certain real property located at 832 Scranton Carbondale Highway, Dickson, PA 18519, together with the improvements thereon.

"Disposition" means any transaction, or series of related transactions, pursuant to which any Person sells, assigns, transfers, leases, licenses (as licensor) or otherwise disposes of any property or assets (whether now owned or hereafter acquired) to any other Person, in each case, whether or not the consideration therefor consists of cash, securities or other assets owned by the acquiring Person. For purposes of clarification, "Disposition" shall include (a) the sale or other disposition for value of any contracts, and (b) the early termination or modification of any contract resulting in the receipt by any Borrower of a cash payment or other consideration in exchange for such event (other than payments in the ordinary course for accrued and unpaid amounts due through the date of termination or modification).

"Dissolution Cap" means [***].

"Dollars" means the lawful currency of the United States.

"Domestic Subsidiary" means any Subsidiary that is organized and existing under the laws of the United States or any state or commonwealth thereof or under the laws of the District of Columbia; excluding, however, any CFC or FHSCO.

"[***] Loan Agreements" means, collectively: (i) that certain Business Loan Agreement, dated as of December 27, 2021, by and between JREHVA, LLC, as borrower, and [***], as lender (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time); and (ii) that certain Business Loan Agreement, dated as of July 18, 2022, by and between JREHPA, LLC, as borrower, and [***], as lender (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time).

"[***] Reserve Amounts" means, collectively, amounts on deposit in cash deposit accounts maintained by JREHVA, LLC or JREHPA, LLC with [***], but solely to the extent such amounts are required to be maintained pursuant to the [***] Agreements, and in an aggregate amount not to exceed [***] at any time.

"Eligible Assignee" means any actual or prospective assignee of a Lender to whom a Lender may assign all or any of its rights hereunder and under the other Loan Documents, including Affiliates of the Borrower and existing lenders to the Borrower, but excluding any (i) Competitor, or (ii) Person whose ownership of the Term Loan would reasonably be expected to result in a material negative regulatory impact on any Loan Party as a direct result of required disclosures by, or approvals of, such assignee to or by any Governmental Authority.

"Environmental Laws" means any and all laws, rules, orders, regulations, statutes, ordinances, guidelines, codes, decrees, or other legally binding requirements of any Governmental Authority, regulating, relating to or imposing liability or standards of conduct concerning pollution, the preservation or protection of the environment, natural resources or human health (including employee health and safety) but only with respect to exposure to Materials of Environmental Concern, or the generation, manufacture, use, labeling, treatment, storage, handling, transportation or release of, or exposure to, Materials of Environmental Concern, as has been, is now, or may at any time hereafter be, in effect.

"Environmental Liability" means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties, attorney or consultant fees or indemnities) resulting from or based upon (a) non-compliance with any Environmental Law or any Environmental Permit, (b) exposure to any Materials of Environmental Concern in violation of Environmental Laws, (c) release or threatened release of any Materials of Environmental Concern in violation of Environmental Laws, (d) any investigation, remediation, removal, clean-up or monitoring required under Environmental Laws or required by a Governmental Authority (including without limitation Governmental Authority oversight costs that the party conducting the investigation, remediation, removal, clean-up or monitoring is required to reimburse) or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

"Environmental Permits" means any and all permits, licenses, approvals, registrations, notifications, exemptions and other authorizations required under any Environmental Law.

"[***].

"Equity Interests" means, as to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

"ERISA" means the Employee Retirement Income Security Act of 1974.

"ERISA Affiliates" means, collectively, the Group Companies, and each other Person, trade or business (whether or not incorporated) under common control or treated as a single employer with any Group Company within the meaning of Section 414(b), 414(c) or 414(m) of the Code.

"ERISA Event" means (a) any of the events set forth in Section 4043(c) of ERISA or the regulations thereunder with respect to a Multiemployer Plan or a Title IV Plan; (b) a withdrawal by any ERISA Affiliate from a Title IV Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA); (c) a complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) by any ERISA Affiliate from a Multiemployer Plan which results in the imposition of withdrawal liability; (d) the receipt by any ERISA Affiliate of notice of intent to terminate with the PBGC or the treatment of a plan amendment as a termination under Section 4041 or 4041A of ERISA of a Title IV Plan; (e) the commencement of proceedings by the PBGC to terminate a Multiemployer Plan or a Title IV Plan; (f) a failure any ERISA Affiliate to make required contributions to any Multiemployer Plan or any Title IV Plan unless such failure is not reasonably expected to result in any material liability to Borrower or any Subsidiary; (g) an event or condition which would reasonably be expected to constitute grounds under Section 4041A or 4042 of ERISA for the termination of, or the appointment of a trustee to administer any Multiemployer Plan or any Title IV Plan; (h) the imposition of any liability under Title IV of ERISA, other than PBGC premiums due but not delinquent under Section 4007 of ERISA, upon any ERISA Affiliate; (i) a non-exempt prohibited transaction occurs with respect to any Multiemployer Plan or any Title IV Plan which would reasonably be expected to result in a material liability to Borrower or any Subsidiary; or (j) a violation of the applicable requirements of Section 404 or 405 of ERISA or the exclusive benefit rule under Section 401(a)(2) of the Code by any fiduciary or disqualified Person with respect to any employee benefit plan for which any ERISA Affiliate may be directly or indirectly liable which would reasonably be expected to result in a material liability to Borrower or any Subsidiary.

"Erroneous Payment" has the meaning assigned to it in Section 12.9(a).

"Erroneous Payment Deficiency Assignment" has the meaning assigned to it in Section 12.9(d).

"Erroneous Payment Return Deficiency" has the meaning assigned to it in Section 12.9(d).

"Erroneous Payment Subrogation Rights" has the meaning assigned to it in Section 12.9(f).

"Events of Default" and "Event of Default" have the meaning specified in Section 9.1.

"Estimated Legal Fees" has the meaning specified in Section 5.1(b).

"Excluded Account" means, collectively, (a) any Bank Account specifically and exclusively used for payroll, payroll Taxes, withholding Taxes, payment of other Taxes (including sales tax accounts), workers compensation and employee wage and benefit payments to or for the benefit of any Loan Party's employees, (b) any Bank Account specifically and exclusively used as an escrow or fiduciary account for a Person that is not an Affiliate of any Loan Party, (c) any Permitted Third-Party Mortgage Debt Deposit Accounts, (d) the Bank Accounts specifically and exclusively used for the Credit Card Reserve Amounts, [***] Reserve Amounts, or [***] Reserve Amounts, (e) zero balance accounts, and (f) Petty Cash Accounts. Each Excluded Account is set forth in Schedule 1.1(b) hereto.

"Excluded Collateral" means any of the following: (i) any intent-to-use United States trademark applications for which an amendment to allege use or statement of use has not been filed under 15 U.S.C. § 1051(c) or 15 U.S.C. § 1051(d), respectively, or if filed, has not been deemed in conformance with 15 U.S.C. § 1051(a) or examined and accepted, respectively, by the USPTO (as defined below), provided that upon such filing and acceptance, such intent-to-use applications shall be included in the definition of Collateral; (ii) any rights or interest in any lease, license, Contract or other agreement if under the terms of such lease license, contract or other agreement, or any Requirements of Law applicable thereto, the valid grant of a Lien therein to the Agent is prohibited and such prohibition has not been or is not waived or the consent of the other party to such lease, license, contract or other agreement has not been or is not otherwise obtained; provided, however, the exclusions set forth above shall in no way be construed (A) to apply if any described prohibition is unenforceable at any time after the Closing Date under Requirements of Law, including but not limited to Section 9-406, 9-407 or 9-408 of the UCC, (B) to apply after the cessation of any such prohibition, and upon the cessation of such prohibition, such lease, license, Contract or other agreement shall automatically become part of the Collateral, or (C) so as to limit, impair, prohibit or otherwise affect the Agent's continuing Lien upon any monies due or to become due under any described license, contract or agreement (including any Accounts) or the security interests created by this Agreement from extending to the proceeds of such rights or property or to the monetary value of the good will and other general intangibles of any Loan Party relating thereto, unless such proceeds would also independently constitute "Excluded Collateral"; (iii) any asset if, to the extent and for so long as the grant of a Lien thereon to secure the Obligations is prohibited by any Requirement of Law (other than to the extent that any such prohibition would be rendered ineffective pursuant to the Uniform Commercial Code or any other Requirement of Law); (iv) any Excluded Account; (v) the assets and Equity Interests of any Excluded Subsidiary, and (vi) the voting Equity Interests in excess of sixty-five percent (65%) of the total voting Equity Interests in any CFC or FSHCO. Notwithstanding the foregoing, Excluded Collateral shall not include any proceeds, products, substitutions or replacements of Excluded Collateral (unless such proceeds, products, substitutions or replacements would otherwise constitute Excluded Collateral). In addition to the foregoing, the following Collateral shall not be required to be perfected, except, in each case, to the extent a security interest therein can be perfected by the filing of a financing statement under the Uniform Commercial Code or other Requirements of Law: (i) all Titled Collateral; and (ii) those assets as to which the Agent (in consultation with the Borrower) determines in its reasonable discretion that the costs (including any adverse tax consequences or other liabilities reasonably expected to be incurred by the Loan Parties or any Subsidiary) of perfecting or maintaining perfection of a Lien on such assets exceed the fair market value thereof or the practical benefit to the Lenders afforded thereby. For the avoidance of doubt, the grant of a Security Interest in any Cannabis License pursuant to the Security Agreement and Collateral Assignment is intended solely as a security interest and does not constitute a transfer, assignment, or change of control of such Cannabis License.

"Exclusion Period" has the meaning assigned to it in the definition of "Excluded Subsidiary".

"Excluded Real Property" means each of the Real Properties listed on Schedule 1.1(c) hereto, which shall not be required to be subject to a mortgage in favor of Agent.

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"Excluded Subsidiary" means, collectively, any Subsidiary of a Borrower (a) that is prohibited or restricted by applicable Requirements of Law or any restriction in any contract existing at the time such Subsidiary is acquired (so long as such restriction is not agreed to in contemplation of such acquisition) (including any requirement to obtain the consent, approval, license or authorization of any Governmental Authority or third party other than the Borrower or any of its Affiliates (unless such consent is obtained)) from pledging its assets or Equity Interests as security for the Obligations or providing a guarantee, but only so long as such Subsidiary is prohibited from pledging its assets or Equity Interests as security for the Obligations or providing a guaranty or such consent is not obtained after the Loan Parties' commercially reasonable efforts to obtain such guaranty or consent, (b) with respect to which the Agent determines, in consultation with the Borrower but in its reasonable discretion, that the burden, effort or expense of the provision of a guarantee (including the incurrence of material adverse tax consequences to the Borrower or its Subsidiaries) materially outweighs the benefit to the Agent and the Lenders of the provision of such guarantee, (c) any Permitted Acquisition Subsidiary in accordance with this Agreement solely during the period commencing on the date such Subsidiary is created until the date on which the relevant Permitted Acquisition for which such Subsidiary was created has been consummated (such period, the "Exclusion Period"), (d) any CFC or FSHCO, or (e) any Subsidiary that, together with all other Subsidiaries excluded pursuant to this clause (e), owns assets with an aggregate fair market value not exceeding $250,000 at any time determined in good faith by the Borrower. Schedule 1.1(d) sets forth those Subsidiaries that, as of the Closing Date, satisfy one or more of the criteria set forth in clauses (a)–(e) above.

For the avoidance of doubt, immediately upon the occurrence of any event or circumstance whereby (i) any such Subsidiary in the foregoing clauses (a)-(e) (inclusive) no longer meets the criteria of an "Excluded Subsidiary" as set forth herein as determined in good faith by the Borrower, or (ii) in the event that the Borrower fails to consummate the dissolution of any Subsidiary set forth on Schedule 1.1(d) by the applicable date if such dissolution was required under Schedule 7.18, then, in each case, such Subsidiary shall not be an Excluded Subsidiary and shall execute and deliver the agreements, instruments and other documents required by Section 7.12 in accordance with the terms thereof.

In connection with the foregoing paragraph, the Borrower shall (A) monitor the status of each Subsidiary that is designated as an Excluded Subsidiary, (B) promptly upon any change in facts or circumstances that could reasonably be expected to affect such designation, deliver to the Agent a written notice describing in reasonable detail the basis for such designation or continued designation (including, as applicable, supporting calculations, legal restrictions, or other relevant analysis), and (C) upon reasonable request of the Agent, provide such additional information and supporting documentation as the Agent may reasonably request to evaluate the continued qualification of any such Subsidiary as an Excluded Subsidiary.

"Excluded Taxes" means any of the following Taxes imposed on or with respect to any Lender or Agent or required to be withheld or deducted from a payment to any Lender or Agent: (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Person being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political

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subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Term Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Term Loan or Commitment or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 3.3, amounts with respect to such Taxes were payable either to such Lender's assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Person's failure to comply with Section 3.3(c), (d) any U.S. federal withholding Taxes imposed under FATCA, and (e) any Canadian federal withholding Taxes imposed as a result of (i) a recipient of any payment hereunder or under any Loan Document not dealing at arm's length (within the meaning of the Tax Act) with a Loan Party, (ii) a Lender being a Person who is a "specified non-resident shareholder" (as defined in subsection 18(5) of the Tax Act) of a Loan Party or who does not deal at arm's length (within the meaning of the Tax Act) with any Person who is a "specified shareholder" (as that term is defined in subsection 18(5) of the Tax Act) of a Loan Party, or (iii) a Loan Party being a "specified entity" (as defined in subsection 18.4(1) of the Tax Act) in respect of a Lender or a Lender being a "specified entity" in respect of a Credit Party, or (iv) as a result of a payment being imposed as a result of the existence of a "structured arrangement" (as defined in subsection 18.41(1) of the Tax Act).

"Existing Mortgages" shall mean each of the following:

(a) that certain Deed of Trust, dated as of April 6, 2023, made by JREHVA, LLC, as grantor, in favor of [***], as beneficiary, with respect to the Manassas Property;

(b) that certain Deed of Trust, dated as of December 27, 2021, made by JREHVA, LLC, as grantor, in favor of [***], as beneficiary, with respect to the Arlington Property; and

(c) that certain Mortgage, dated as of July 18, 2022, made by JREHPA, LLC, as grantor, in favor of [***], as beneficiary, with respect to the Dickson City Property.

"Exit Fee" has the meaning assigned to such term in Section 3.1(d).

"Exit Fee Percentage" means the rate set forth in the table below opposite the date on which the Exit Fee is required to be paid:

Prior to the second anniversary of the Closing Date	2.0%
From the second anniversary of the Closing Date until the Maturity Date	3.0%

"Extraordinary Receipts" means Net Cash Proceeds received by any Loan Party (outside the ordinary course of such Loan Party's business) consisting of (a) proceeds of insurance from any involuntary loss, damage or destruction of property, (b) condemnation awards (and payments in lieu thereof) or (c) from any Disposition permitted under clause (i), (j), (m), (o), (p), (q), (u), (v), and (s) of the definition of "Permitted Dispositions"; provided that (i) the reference to clause (o) of such definition applies only to Dispositions made in connection with the Sale and Leaseback permitted under Section 8.12, and (ii) the reference to clause (m) of such definition applies only to Dispositions made by a Loan Party.

"Face Amount" means $160,000,000.

"FATCA" means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantially comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(l) of the Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities and implementing such Sections of the Code.

"Federal Cannabis Laws" means any U.S. federal laws, civil, criminal or otherwise, as such relate, either directly or indirectly, to the cultivation, harvesting, production, distribution, transportation, sale and possession of cannabis, hemp, marijuana or related substances or products containing or relating to the same, including, without limitation, federal laws and regulations promulgated pursuant to the Controlled Substances Act (21 U.S.C. § 811), the prohibition on drug trafficking under 21 U.S.C. § 841(a), et seq., the conspiracy statute under 18 U.S.C. § 846, the bar against aiding and abetting the conduct of an offense under 18 U.S.C. § 2, the bar against misprision of a felony (concealing another's felonious conduct) under 18 U.S.C. § 4, the bar against being an accessory after the fact to criminal conduct under 18 U.S.C. § 3, and federal money laundering statutes under 18 U.S.C. §§ 1956, 1957, and 1960 and the regulations and rules promulgated under any of the foregoing.

"Fee Cap" has the meaning assigned to such term in Section 11.5.

"Fee Letter" means the fee letter, dated as of the Closing Date, by and among the Borrower, the Agent and the FG Lender.

"FG Lender" means any Lender that is an affiliate of the Agent.

"Finance Lease" means any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as a finance lease under GAAP and the amount of which obligations shall be the capitalized amount thereof determined in accordance with GAAP.

"First Priority Mortgage" a Mortgage in favor of Agent which shall be required for all owned Real Property that is not Excluded Real Property and that is not subject to a Permitted Priority Lien.

"Fiscal Year" means the fiscal year of the Loan Parties ending on December 31 of each year.

"Foreclosure" has the meaning specified in Section 7.20.

"Foreign Subsidiary" means any Subsidiary of the Borrower that is not a Domestic Subsidiary.

"FSHCO" means any Subsidiary that owns no material assets other than (i) Equity Interests (including for this purpose any debt or other instrument treated as equity for U.S. federal income tax purposes) or Equity Interests and Indebtedness in one or more CFCs or of one or more other FSHCOs and (ii) cash, cash equivalents and incidental assets related thereto.

"[***] Loan Agreement" means that certain Loan Agreement dated as of April 6, 2023, among Dalitso, LLC and JREHVA, LLC, as borrowers, Jushi VA, LLC and Jushi Holdings Inc., as guarantors, and [***], as lender (as the same may be amended, restated, amended and restated, supplemented, or otherwise modified from time to time.

[***] Reserve Amounts" means, collectively, amounts on deposit in cash deposit accounts maintained by Dalitso, LLC or JREHVA, LLC with [***], but solely to the extent such amounts are required to be maintained pursuant to the applicable [***] loan documents, in an aggregate amount not to exceed [***] at any time; provided that such cap may be increased to the extent reasonably required in connection with the Manassas Debt Increase following prior written notice to the Agent.

"GAAP" means generally accepted accounting principles in the United States of America, as in effect from time to time, set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants, in the statements and pronouncements of the Financial Accounting Standards Board (or agencies with similar functions and comparable stature and authority within the accounting profession) that are applicable to the circumstances as of the date of determination.

"Governmental Authority" means any (domestic or foreign) federal, state, provincial, territorial, county, municipal, parish, provincial, or other government, or any department, commission, board, court, agency, or any other instrumentality of any of them or any other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, or administrative functions of, or pertaining to, government, including, without limitation, any arbitration panel, any court, or any commission.

"Group Company" means each Loan Party and each of their Subsidiaries.

"Guarantor" means each direct and indirect Subsidiary of Borrower except for the Excluded Subsidiaries, including any Subsidiary formed or acquired after the Closing Date that becomes a Guarantor pursuant to Section 7.12 of this Agreement.

"Highest Lawful Rate" means with respect to any Lender, the maximum non-usurious interest rate, if any, that at any time or from time to time may be contracted for, taken, reserved, charged or received on the Obligations under laws applicable to such Lender which are currently in effect or, to the extent allowed by Requirements of Law, under such applicable Requirements of Law which may hereafter be in effect and which allow a higher maximum non-usurious interest rate than applicable Requirements of Law now allow.

"Historical Financial Statements" means the unaudited, consolidated balance sheet of Borrower and its consolidated Subsidiaries and the related statements of income or operations, changes in shareholders' equity and cash flows for the month ending January 31, 2026, including the notes thereto.

"Indemnified Taxes" means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of the Loan Parties under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

"Indemnitee" shall have the meaning assigned to such term in Section 11.6 hereof.

"Intellectual Property" means all present and future: trade secrets, know-how and other proprietary information; trademarks, trademark applications, internet domain names, service marks, trade dress, trade names, business names, designs, logos, slogans (and all translations, adaptations, derivations and combinations of the foregoing) indicia and other source and/or business identifiers, and all registrations or applications for registrations which have heretofore been or may hereafter be issued thereon throughout the world; copyrights and copyright applications; (including copyrights for computer programs) and all tangible and intangible property embodying the copyrights, unpatented inventions (whether or not patentable); patents and patent applications; industrial design applications and registered industrial designs; license agreements related to any of the foregoing and income therefrom; books, records, writings, computer tapes or disks, flow diagrams, specification sheets, computer software, source codes, object codes, executable code, data, databases and other physical manifestations, embodiments or incorporations of any of the foregoing; all other intellectual property; and all common law and other rights throughout the world in and to all of the foregoing.

"Intercompany Subordinated Note" means the Intercompany Subordinated Note, dated as of the Closing Date, made by and among the Group Companies.

"Interest Rate" means 12.50% per annum, with interest payable hereunder to be calculated in accordance with Section 2.3 hereof.

"Investments" shall have the meaning assigned to such term in Section 8.7 hereof.

"Joinder Agreement" means a joinder agreement, substantially in the form of Exhibit B hereto, duly executed by a Subsidiary of a Loan Party made a party hereto pursuant to Section 7.12(a).

"Jushi Europe" means Jushi Europe SA, a société anonyme organized under the laws of Switzerland.

"Jushi Europe Proceeding" means that certain petition for bankruptcy filed by Jushi Europe in Switzerland on or about February 22, 2022, any Insolvency Proceeding commenced in Portugal in connection with, arising out of, or relating to such bankruptcy or the restructuring or winding-up of Jushi Europe, and any other Insolvency Proceeding relating to any of the foregoing.

"Landlord Waiver" means a written waiver or subordination with respect to Collateral which is located on any Real Property which is not owned by any Loan Party, or is stored on the premises of a bailee, warehouseman, or similar party, in each case made by and between the Agent and the owner of such Real Property, and (if necessary) acknowledged by the applicable Loan Party, in form and substance reasonably satisfactory to the Agent.

"<u>Lease Agreement</u>" means any lease, sublease or license of, or other agreement granting a possessory interest in, Real Property to which Borrower or any of its Subsidiaries is a party as lessor, lessee, sublessor, sublessee, licensor or licensee.

"<u>Lien</u>" means any security interest, mortgage, deed of trust, pledge, hypothecation, charge, claim, option, right to acquire, assignment, lien (statutory or other), or other encumbrance or other security or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any deposit arrangement or any financing lease involving substantially the same economic effect as any of the foregoing).

"<u>Loan Documents</u>" means this Agreement, the Note, the Pledge Agreement, the Security Agreement, the Canadian Pledge and Security Agreement, the Mortgages, the Perfection Certificate, the Intercompany Subordinated Note, the Subordination Agreements, the Omnibus Collateral Assignments, the Landlord Waivers, the DACAs, the Fee Letter, any other Collateral Document and any document or instrument executed by any Loan Party and/or the Agent and/or Lenders in connection with any of the foregoing (including any required consents or approvals).

"<u>Loan Parties</u>" means the Borrower and the Guarantors, and "<u>Loan Party</u>" means Borrower or any Guarantor.

"<u>Management Agreement</u>" means any agreement or contract between a Loan Party, or its Subsidiaries, on the one hand, and any other cannabis business (including any Excluded Subsidiary or other Affiliate of a Loan Party), on the other hand, pursuant to which (i) any Loan Party provides management, consulting or similar services to such other cannabis business or (ii) pursuant to which any other cannabis business provides management, consulting or other services to any Loan Party.

"<u>Manassas Property</u>" means that certain real property located at 8100 Albertstone Circle, Manassas, VA 20109, together with the improvements thereon.

"<u>Manassas Debt Increase</u>" means an aggregate principal amount not to exceed $45,000,000 which may be implemented following the enactment and effectiveness of legislation in the Commonwealth of Virginia permitting adult-use cannabis and used for purposes consistent with an expansion related thereto, provided the Manassas Debt Increase may be secured by (a) a first-priority Lien on the assets of JREHVA (including without limitation the Manassas Property) and (b) a second-priority Lien on the assets of Dalitso, LLC, provided that the Agent shall have (x) a second-priority Mortgage on the assets of JREHVA (including without limitation the Manassas Property) and (y) a first-priority Lien on the assets of Dalitso, LLC. The Loan Parties shall use commercially reasonable efforts to obtain an intercreditor agreement in form and substance satisfactory to Agent, but, such intercreditor agreement shall not be a condition to the effectiveness of the Manassas Debt Increase.

"<u>Material Adverse Effect</u>" means a material adverse effect on any of (a) the operations, assets, liabilities, or financial condition of the Loan Parties taken as a whole, (b) the ability of the Loan Parties (taken as a whole) to perform their material obligations under the Loan Documents, (c) the legality, validity or enforceability of this Agreement or any other Loan Document, (d) the rights and remedies of any Lender under any Loan Document, or (e) the validity, perfection or priority of a Lien in favor of the Agent on any material portion of the other Collateral.

"Material Contract" means, with respect to any Group Company, (a) each Cannabis License listed on Schedule 1.1(e) or any other Cannabis License the loss of which would reasonably be expected to result in a Material Adverse Effect, (b) each contract or agreement to which such Group Company is a party involving aggregate consideration payable to or by such Group Company of $1,000,000 or more in any Fiscal Year (other than (i) wholesale agreements, purchase orders or other commercial agreements in the ordinary course of the business of such Person or such Subsidiary, (ii) employment agreements, (iii) contracts that by their terms may be terminated by such Person or Subsidiary in the ordinary course of its business upon less than ninety (90) days' notice without penalty or premium and (iv) any contract or agreement governing any Material Debt); (c) each Management Agreement; (d) each Mortgage and Real Property lease with annual rent exceeding $350,000; and (e) all other contracts or agreements as to which the breach, nonperformance, cancellation or failure to renew by any party thereto would reasonably be expected to result in a Material Adverse Effect.

"Material Debt" means any Debt with an outstanding principal amount at any time exceeding $2,000,000.

"Material Real Property" means any fee-owned Real Property of any Loan Party (a) owned as of the Closing Date that is not Excluded Real Property; and (b) acquired after the Closing Date with a purchase price or appraised value in excess of $500,000, as determined by a third-party appraisal reasonably satisfactory to the Agent.

"Materials of Environmental Concern" means any material, substance or waste that is listed, regulated, or otherwise defined as hazardous, toxic, radioactive, a pollutant or a contaminant (or words of similar regulatory intent or meaning) under applicable Environmental Law, or which could give rise to liability under any Environmental Law, including but not limited to petroleum (including crude oil or any fraction thereof), petroleum by-products, toxic mold, polychlorinated biphenyls, urea-formaldehyde insulation, asbestos or asbestos-containing material, flammable or explosive substances, or pesticides; provided, however, that the term "Materials of Environmental Concern" shall not include materials which otherwise would be included in such definition but which are of kinds and in amounts ordinarily and customarily used or stored in similar operations and/or properties, including, without limitation substances used for the purposes of cleaning, maintenance, or operations, substances typically used in construction, and typical products used in properties similar to any Real Property, and which are otherwise in compliance with all Environmental Laws.

"Maturity Date" means March 27, 2029.

"Millbury Property" means that certain real property located at 266 North Main St. Millbury, MA 01527, together with the improvements thereon.

"Moody's" means Moody's Investors Service, Inc. and any successor thereto.

"Mortgage" means any deed of trust, leasehold deed of trust, mortgage, leasehold mortgage, deed to secure debt, leasehold deed to secure debt or other document creating a Lien on any fee owned Real Property.

"Mortgaged Real Property" means any fee owned Real Property that is subject to a Mortgage in favor of the Agent (for the benefit of the Lenders) to secure any or all of the Obligations.

"Multiemployer Plan" means any multiemployer plan, as defined in Section 3(37) or 4001(a)(3) of ERISA, as to which any ERISA Affiliate incurs or otherwise has any obligation or liabilities.

"Net Cash Proceeds" means, with respect to any issuance or incurrence of any Debt, any Disposition, or the receipt of any Extraordinary Receipts by any Person or any of its Subsidiaries, the aggregate amount of cash received (directly or indirectly) from time to time (whether as initial consideration or through the payment or disposition of deferred consideration) by or on behalf of such Person or such Subsidiary, in connection therewith after deducting therefrom only (a) in the case of the proceeds of any Disposition or the receipt of any Extraordinary Receipts consisting of the proceeds of casualty insurance or condemnation awards, the amount of any Debt secured by any Permitted Lien on any asset subject to such Disposition, casualty or condemnation (other than Debt assumed by the purchaser of such asset) which is required to be, and is, repaid in connection with the receipt thereof (other than the Obligations under this Agreement), (b) reasonable, documented fees and out-of-pocket expenses directly related thereto incurred by such Person or such Subsidiary and paid to any Person that is not an Affiliate solely in connection with the collection thereof, (provided no taxes shall be considered expenses subject to this subsection (b)), (c) in the case of any Disposition, the amount of any reserves established to fund contingent liabilities reasonably estimated to be payable and that are attributable to such Disposition, (d) the pro rata portion of any proceeds attributable to the minority interests in a non-wholly owned Subsidiary that are not available for distribution to or for the account of any Group Company as a result thereof, and (e) in the case of any Disposition, any funded escrow established pursuant to the documents evidencing any such Disposition to secure any indemnification obligations or adjustments to the purchase price associated therewith owing to any Person that is not an Affiliate of such Person, in the case of each of clauses (a) through (e), to the extent that the amounts so deducted are (i) actually paid to a Person that, except in the case of reasonable out-of-pocket expenses, is not an Affiliate of such Person or any of its Subsidiaries and (ii) properly attributable to such transaction (provided that, to the extent and at the time any such amounts are released from such reserve or escrow and are not required to be paid to such non-Affiliate Person, such amounts shall constitute Net Cash Proceeds).

"Net Income" means, for any period, the consolidated net income (or loss) of Borrower and its Subsidiaries on a consolidated basis; provided that there shall be excluded (a) the income (or deficit) of any Person accrued prior to the date it becomes a Subsidiary of Borrower or is merged into or consolidated with Borrower or any of its Subsidiaries, (b) the income (or deficit) of any Person (other than a Subsidiary of Borrower) in which Borrower or any of its Subsidiaries has an ownership interest, except to the extent that any such income is actually received by Borrower or such Subsidiary in the form of dividends or similar distributions and (c) the undistributed earnings of any Subsidiary of Borrower to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any contractual obligation (other than under any Loan Document) or Requirements of Law applicable to such Subsidiary.

"NI 62-104" means National Instrument 62-104 – *Take-Over Bids and Issuer Bids* of the Canadian Securities Administrators, as amended, restated or supplemented from time to time.

"Non-Core State" means any state or province (other than a Core State) in which any Loan Party conducts business or in which any Collateral is located. As of the Closing Date, the Loan Parties' Non-Core States are IL, MA, CA, NV, OH and NJ.

"Non-US Lender" means any Lender that is not a US Person.

"Note" means any promissory note issued under this Agreement, in the form of Exhibit C hereto.

"Obligations" means all of the obligations of the Loan Parties now or hereafter existing under the Loan Documents, whether for principal, interest, fees, expenses, prepayment premiums, indemnification or otherwise and the Loan Parties' obligations to pay, discharge and satisfy the Erroneous Payment Subrogation Rights.

"Obligor Landlord" has the meaning specified in Section 7.20.

"Obligor Leases" has the meaning specified in Section 7.20.

"Obligor Tenant" has the meaning specified in Section 7.20.

"Omnibus Collateral Assignment" means the Omnibus Collateral Assignments entered into from time to time in favor of Agent of each Loan Party's rights under (a) any Management Agreement, (b) any Lease Agreement and equipment lease agreement, (c) any Cannabis License, except to the extent expressly prohibited by Requirements of Law, and (d) any Material Contract, in each case excluding any such agreement to the extent that it constitutes Excluded Collateral (as defined in the Security Agreement or the Canadian Pledge and Security Agreement, as applicable).

"Organization Documents" mean, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or the equivalent thereof, including for a British Columbia corporation, its certificate of incorporation, articles and notice of articles); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement (or the equivalent thereof); and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

"Origination Discount" has the meaning assigned to such term in Section 2.2.

"Other Connection Taxes" means, with respect to any Lender or Agent, Taxes imposed as a result of a present or former connection between such Lender or Agent and the jurisdiction imposing such Tax.

"Other Taxes" has the meaning specified in Section 3.3(a).

"Participant" has the meaning specified in Section 11.9(c).

"Participant Register" has the meaning specified in Section 11.9(c).

"Payment Account" means the account of Agent or its designee identified by Agent for receipt of each payment owed by Borrower hereunder.

"Payment Date" means the first day of each calendar month, commencing on May 1, 2026.

"Payment Recipient" has the meaning assigned to such term in Section 12.9.

"PBGC" means the Pension Benefit Guaranty Corporation or any entity succeeding to any of its principal functions under ERISA.

"Perfection Certificate" means the Perfection Certificate delivered in form and substance satisfactory to the Agent, on the Closing Date, and updated thereafter pursuant to Section 7.2(e).

"Permitted Acquisition" means (a) any Acquisition by any Group Company approved in writing by the Agent in its sole discretion and pursuant to which the Agent, for the benefit of the Lenders, shall have been granted a first lien security interest (subject to Permitted Liens) in the acquired assets and any acquired Person shall have been joined as a Loan Party; or (b) any Acquisition by any Group Company satisfying the Permitted Acquisition Conditions; or (c) Permitted Real Estate Acquisitions.

"Permitted Acquisition Conditions" means, in connection with a Permitted Acquisition pursuant to clause (b) of the definition thereof, that:

(a)   such Acquisition is consummated by a Permitted Acquisition Subsidiary and no other Group Company is subject to any obligations in connection with such Acquisition, other than a guaranty of Permitted Acquisition Debt, provided that such guaranty is an unsecured repayment obligation that does not include any pledge of any collateral or property;

(b)   if such Acquisition involves the acquisition of Equity Interests of a Person, the Permitted Acquisition Subsidiary shall acquire 100% of the Equity Interests of such Person, or such lesser percentage as may be required pursuant to Requirements of Law; provided that, in any case where less than 100% of the Equity Interests of such Person are being acquired, Agent shall have received documents in satisfactory form and substance prior to the date thereof that the Permitted Acquisition Subsidiary beneficially owns or otherwise controls 100% of the economic interests of such Person (including all rights to dividends, distributions and liquidation proceeds) notwithstanding such lesser ownership;

(c)   upon closing of the Acquisition, such Permitted Acquisition Subsidiary and each of its Subsidiaries shall have become a Guarantor hereunder pursuant to Section 7.12 hereof;

(d)   the purchase price consideration paid in connection therewith shall consist solely of Permitted Acquisition Debt, Permitted Acquisition Investment, or the Equity Interests of Borrower;

(e)   upon closing of the Acquisition, Agent, for the benefit of the Lenders, shall have been granted a first priority security interest in the acquired assets, junior only to Permitted Priority Liens;

(f)   no Default or Event of Default shall have occurred and be continuing or would result from the consummation of the proposed Acquisition;

(g)   the terms of such transaction are disclosed in writing to the Agent and are not adverse to the interests of the Lenders in any material respect, or are otherwise approved by the Agent in writing in its sole discretion;

(h)   the Borrower shall have notified the Agent of its desire to enter into and consummate such applicable Acquisition and, concurrently with delivery of such notice, the Borrower shall deliver to the Agent (i) an executed copy of any applicable letter of intent or other comparable agreement entered into with the applicable seller and (ii) any financial, operational or other information of the target of such Acquisition available to the Borrower (such notice, the "Acquisition Notice");

(j)   Agent may object to the consummation of such Acquisition solely on the basis that one or more of the Permitted Acquisition Conditions have not been satisfied; and

(k)   any failure by the Agent to respond to an Acquisition Notice or to object to the consummation of such Acquisition shall not be deemed an approval of such Acquisition; provided that the Borrower may consummate such Acquisition so long as all Permitted Acquisition Conditions are satisfied as of the consummation thereof.

"Permitted Acquisition Debt" means the aggregate Debt (including, without limitation, earnouts unless such earnouts consist of Subordinated Debt that is unsecured) of any Person acquired in a Permitted Acquisition, any Loan Party or Permitted Acquisition Subsidiary, in each case outstanding at any time, that (i) is Debt of the Person acquired that is existing as of the closing of such Permitted Acquisition and assumed, continued or remaining outstanding following such Permitted Acquisition, or (ii) is incurred in connection with, whether before or after, a Permitted Acquisition following the Closing Date of this Agreement, in each case, so long as such Debt satisfies the following conditions:

(a)   such Debt is either (i) unsecured Debt that is not Subordinated Debt or (ii) secured by a first-priority Lien solely on the assets or Equity Interests of the acquired target or the applicable Permitted Acquisition Subsidiary, provided that, in the case of clause (ii), the Agent receives a second-priority Lien on such assets or Equity Interests on terms reasonably satisfactory to the Agent;

(b)   [reserved];

(c)   such Debt is incurred or assumed solely after compliance with the Permitted Acquisitions Conditions;

(d)   such Debt matures at least one (1) year after the Maturity Date;

(e)   no amortization payments or prepayments are required or permitted to be made in respect of such Debt before the Maturity Date;

(f)   the stated interest rate (including any payment-in-kind component) does not exceed 12.00% per annum;

(g)   immediately after giving pro forma effect to the incurrence or assumption of such Debt, the Total Secured Debt to Adjusted EBITDA Ratio does not exceed 4.00 to 1.00, calculated on a pro forma basis; and

(h)   the aggregate principal amount of all such Debt (expressly excluding any Subordinated Debt that is unsecured) incurred or assumed is subject to and applied against the Shared Cap.

For the avoidance of doubt, only Subordinated Debt that is unsecured shall be excluded from this definition, and any Subordinated Debt that is secured shall constitute Permitted Acquisition Debt.

"Permitted Acquisition Investment" means: (a) Investments in the form of loans, advances and capital contributions made or given by Loan Parties or Permitted Acquisition Subsidiaries to Acquisition targets in connection with Permitted Acquisitions, provided (i) the Investment is made to a target or an Affiliate of a target, (ii) the Investment is used for capital expenditures, working capital or general corporate purposes in connection with the build out or operation of the business(es) to be acquired pursuant to the Permitted Acquisition; and (iii) the Investment is secured on a first priority basis by the equity or assets of the target; and (b) Investments made or given by Loan Parties or Permitted Acquisition Subsidiaries in connection with Permitted Acquisitions and which do not qualify as loans, advances, or capital contributions, including, without limitation, (i) Investments from Loan Parties to Permitted Acquisition Subsidiaries or acquisition targets, and (ii) other Investments from Permitted Acquisition Subsidiaries to Acquisition targets, in each case for the purpose of paying transaction consideration at closing; provided that the aggregate amount of all such Investments subject to clauses (a) and (b) above are applied against the Shared Cap.

"Permitted Acquisition Subsidiary" means, collectively, (a) a Subsidiary of a Loan Party formed solely for purposes of consummating a Permitted Acquisition and (b) any Subsidiary which is formed for the sole purpose of owning the Equity Interests in a Permitted Acquisition Subsidiary; provided that in each case, Borrower shall own, directly or indirectly, 100% the Equity Interests of such Subsidiary. Permitted Acquisition Subsidiaries existing as of the Closing Date are identified on Schedule 1.1(f).

"Permitted Borrower Stock Disposition" means, subject to Section 9.1(m), any Disposition of the Equity Interests of the Borrower, provided that (i) such Disposition could not reasonably be expected to have a Material Adverse Effect, and (ii) the Borrower may apply the Net Cash Proceeds thereof to increase one or more baskets set forth in this Agreement upon delivery of written notice to the Agent specifying the amount of such Net Cash Proceeds and the applicable basket or baskets to be increased. Any increase to a basket pursuant to this clause shall be a one-time, non-revolving increase, shall be deemed permanently used upon the first incurrence or other utilization thereof, and shall not be reinstated, replenished or otherwise available for any subsequent incurrence or utilization, regardless of any repayment, prepayment, redemption or other satisfaction of the related Debt or other obligation.

"Permitted Dispositions" means any of the following, solely to the extent such disposition would not reasonably be expected to result in a Material Adverse Effect:

(a)   sale and other Dispositions of Inventory (as such term is defined in the Security Agreement or Canadian Pledge and Security Agreement, as applicable) in the ordinary course of business and consistent with past practice, including, without limitation, the destruction of any cannabis as required by Requirements of Law or customary quality control procedures;

(b)   the Disposition of cash and Cash Equivalents in the ordinary course of business and otherwise permitted under this Agreement or the other Loan Documents;

(c)   non-exclusive licensing or sublicensing of Intellectual Property rights in the ordinary course of business that do not materially interfere with the value of the Collateral;

(d)   (i) Leasing, subleasing, licensing or sublicensing Real Property assets in the ordinary course of business, (ii) the termination or cancellation of any lease, sublease, license, or sublicense in the ordinary course of business, and (iii) so long as no Event of Default has occurred and is continuing, the surrender or waiver of contractual rights or the settlement release or surrender of immaterial contract or tort claims in the ordinary course of business;

(e)   (i) the lapse of Intellectual Property of the Borrower to the extent not economically desirable in the conduct of their business or (ii) the abandonment of Intellectual Property rights in the ordinary course of business so long as (in each case under clauses (i) and (ii)), (A) with respect to copyrights, such copyrights do not generate any material revenue, and (B) such lapse is not materially adverse to the interests of the Lenders;

(f)   any involuntary loss, damage or destruction of property (including as a result of casualty);

(g)   any involuntary condemnation, seizure or taking, by exercise of the power of eminent domain, or confiscation or requisition of use of property by a Governmental Authority; and

(h)   any Dispositions (i) by any Loan Party to any other Loan Party, (ii) by any Excluded Subsidiary to any other Excluded Subsidiary, (iii) by any Excluded Subsidiary to any Loan Party, provided that such Disposition is made for fair market value, and (iv) by any Loan Party to any Excluded Subsidiary, with the Agent's prior written consent (not to be unreasonably withheld);

(i)   Dispositions of (i) obsolete, damaged, unnecessary, unsuitable, surplus, negligible or worn-out equipment and (ii) property no longer used, useful or economically practicable to maintain in the ordinary course of business, provided that, in the case of this clause, provided in each case that any such disposition is made for fair market value;

(j)   (i) the trade in for credit or exchange of equipment for equipment used in the conduct of the business of the Loan Parties, or (ii) the Disposition of equipment to the extent the proceeds of such Disposition are promptly applied to the purchase price of similar replacement equipment, in the ordinary course of business, and such replacement equipment becomes part of the Collateral;

(k)   the dissolution, liquidation or winding up of the affairs of any Subsidiary of the Borrower or any other Loan Party if either (i) such dissolution, liquidation or winding up of the affairs is required by the terms of this Agreement or (ii) such the Loan Parties determine in good faith that such dissolution, liquidation or winding up is in the best interests of the Loan

Parties and is not materially disadvantageous to the Lenders; <u>provided</u> (i) if such Subsidiary is a Loan Party, prior to such dissolution, liquidation or winding up, any assets of such Subsidiary shall be transferred to a Loan Party, (ii) the proceeds of any such liquidation, winding-up or dissolution are paid to a Loan Party and (iii) such action would not reasonably be expected to have a Material Adverse Effect;

(l)   discounts or forgiveness of, or dispositions of, notes receivable or accounts receivable (or the conversion to Equity Interests thereof) from financially troubled account debtors in connection with the collection or compromise thereof, or in the context of financial distress or any work out of financially troubled account debtors, in each case, in the ordinary course of business and to the extent reasonably necessary in order to prevent or limit loss;

(m)   the bona fide Dispositions of any retail cannabis dispensary, together with any related assets used in connection with the operation of such dispensary (including any applicable Cannabis License that is specific to such dispensary) owned by any Group Company, so long as such dispensary generated less than $2,000,000 of revenue on a trailing twelve-month basis most recently ended prior to such Disposition as reflected in the internal financial statements of the Borrower delivered to the Agent;

(n)   Dispositions of Excluded Collateral;

(o)   Dispositions pursuant to transactions permitted under Section 8.4, Restricted Payments permitted under Section 8.6, Investments permitted under Section 8.7, and Sale and Leaseback permitted under Section 8.12;

(p)   Dispositions of any Real Property, including, for the avoidance of doubt, any Excluded Real Property, by any Loan Party, provided that (i) such Disposition is made for fair market value, (ii) at least seventy-five percent (75%) of the total consideration therefor is paid in cash at the time of consummation of such Disposition, (iii) such fair market value is supported by an appraisal reasonably acceptable to the Agent, and (iv) such appraisal and the fair market value reflected therein are accepted by the Agent in writing prior to the consummation of such Disposition;

(q)   Dispositions of the Equity Interests of, or all or substantially all of the assets of, any Subsidiary that is a not a Loan Party so long as such Disposition could not reasonably be expected to have a Material Adverse Effect and such Subsidiary is not required for the conduct of the business of the Loan Parties, in each case as determined by the Borrower in its reasonable discretion;

(r)   the Permitted Borrower Stock Disposition;

(s)   the Disposition of a Cannabis License and related assets solely as contemplated by [***];

(t)   the sale or other Disposition of a nominal amount of Equity Interests in any Loan Party in order to qualify members of the board of directors or equivalent governing body of such Loan Party to the extent required by Requirements of Law;

(u)   Dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture agreements and similar binding agreements (including without limitation operating agreements), which, in each case, are sold for fair market value and for cash, provided that (i) such Investment is not a Loan Party, and (ii) the consideration is cash at fair market value;

(v)   Dispositions of Equity Interests or assets in connection with a Permitted Acquisition to the extent required pursuant to a Requirement of Law setting a limit or cap on the ownership of Cannabis Licenses; provided that (i) such Disposition is limited to the minimum necessary to comply with such Requirement of Law and (ii) to the extent such Disposition involves the Equity Interests or assets of a Loan Party, such Disposition shall be subject to the prior written consent of the Agent (not to be unreasonably withheld, conditioned or delayed);

(w)   Dispositions of Equity Interests of a Loan Party or Subsidiary in connection with [***]; provided that the Agent shall receive reasonably satisfactory evidence that the Collateral coverage and guarantees are not materially impaired; and

(x) the non-renewal or expiration of any Material Contract in accordance with its terms, to the extent the Borrower determines in good faith in accordance with its business judgment that such non-renewal or expiration is economically advantageous and is in the best interests of its business, and provided that such non-renewal or expiration would not reasonably be expected to result in a Material Adverse Effect.

"Permitted Lien" shall have the meaning assigned to such term in Section 8.3.

"Permitted Priority Lien" means the following:

(a)   statutory Permitted Liens which are non-consensual;

(b)   Existing Mortgages on the Manassas Property or Liens on the Manassas Property pursuant to the Manassas Debt Increase, solely to the extent the requirements in the definition of "Manassas Debt Increase" have been satisfied;

(c)   Existing Mortgage on the Arlington Property;

(d)   Existing Mortgages on the Dickson City Property;

(e)   Liens pursuant to the Toledo Mortgage (if any);

(f)   Liens securing Permitted Purchase Money Debt;

(g)   Liens securing Permitted Acquisition Debt; *provided* that any such Lien attaches only to those assets acquired in such Permitted Acquisition;

(h)   Liens securing Cannabis Facility Finance Lease Debt;

(i)   Liens on Excluded Collateral, including the interests of lessors under Finance Leases and liens on Excluded Accounts; and

(j)   Liens securing Permitted Third-Party Mortgage Debt;

Permitted Priority Liens existing on the Closing Date are set forth on Schedule 1.1(g), which schedule identifies those Liens that the Borrower represents qualify as Permitted Priority Liens.

"Permitted Purchase Money Debt" means, as of any date of determination, Debt (other than the Obligations, but including Capital Lease Obligations) incurred to finance the acquisition of any fixed assets secured by a Lien permitted under Section 8.3(k); provided, that (a) such Debt is incurred within sixty (60) days after such acquisition, and (b) such Debt when incurred shall not exceed the purchase price of the asset financed (excluding interest payments). All Permitted Purchase Money Debt may mature prior to the Maturity Date.

"Permitted Real Estate Acquisitions" means any Acquisition of Real Property (and related fixtures and improvements), which may include the incurrence of Permitted Third-Party Mortgage Debt by any Loan Party or Subsidiary thereof after the Closing Date, so long as: (i) no Default or Event of Default has occurred and is continuing or would result therefrom; (ii) the Loan Parties shall be in pro forma compliance with the financial covenant set forth in Section 8.18 after giving effect thereto; (iii) the aggregate principal amount of all Acquisitions of Real Property (and related fixtures and improvements) and the incurrence of Permitted Third-Party Mortgage Debt incurred after the Closing Date does not exceed $5,000,000; and (iv) the Agent, for the benefit of the Lenders, is granted a Lien on the applicable Real Property that is either (A) a first-priority Lien or (B) if the property is acquired with Permitted Third-Party Mortgage Debt, junior only to the mortgage securing that Permitted Third-Party Mortgage Debt, subject to the requirements in Section 7.12(c) hereof.

"Permitted Refinancing Debt" means Debt incurred refinancing or extending the term of the Debt permitted by Section 8.2; provided such Debt (i) has an aggregate outstanding principal amount that is no greater than the aggregate principal amount of the Debt being refinanced or extended, except by an amount equal to the unpaid accrued interest and premium thereon, defeasance costs and other reasonable amounts paid and fees and expenses (including without limitation exit fees and make-whole payments) incurred in connection therewith, (ii) does not include any obligors other than obligors with respect to the Debt being refinanced or extended, (iii) is subordinated to the Term Loans in right of payment and Lien priority at least to the same extent and in the same manner as the Debt being refinanced or extended, and (v) does not have a stated maturity or weighted average life earlier than the date that is one (1) year after the Maturity Date.

"Permitted Third-Party Mortgage Debt" means any Debt incurred by a Loan Party that secured by Real Property on or following the Closing Date pursuant to a Mortgage entered into after the Closing Date with a third party, as evidenced by Permitted Third-Party Mortgage Documents; provided, that:

(i)   the applicable Loan Party shall deliver to Agent a Mortgage on such Real Property pursuant to the requirements in Section 7.12(c) hereof, that is junior only to the Mortgage securing the Permitted Third-Party Mortgage Debt, provided, the Loan Parties shall be required to use commercially reasonable efforts to obtain and deliver an intercreditor agreement with the applicable first lien holder, in form and substance reasonably satisfactory to the Agent;

(ii)   the Permitted Third-Party Mortgage Debt incurred since the Closing Date is in an amount less than (x) $5,000,000 with respect to the Toledo Mortgage, and (y) $5,000,000 in the aggregate for all other Permitted Third-Party Mortgage Debt; and

(iii)   the Permitted Third-Party Mortgage Debt has a maturity date at least one (1) year after the Maturity Date.

For the avoidance of doubt, in no event shall "Permitted Third-Party Mortgage Debt" include any Debt arising from or relating to the Existing Mortgages (including, without limitation, the Manassas Debt Increase) granted to Agent pursuant to this Agreement. The Manassas Debt Increase is not subject to the requirements of this definition.

"Permitted Third-Party Mortgage Debt Deposit Accounts" means, collectively, the deposit accounts maintained by a Borrower or any of its Subsidiaries and required pursuant to any Permitted Third-Party Mortgage Debt; provided that the cash on deposit therein is solely for the payment of real estate taxes, insurance, interest reserve or budgeted capital expenditures, in each case not exceeding the lesser of (a) the amount required to be deposited pursuant to the terms of the applicable Permitted Third-Party Mortgage Documents and (b) the amount budgeted for the immediately succeeding twelve (12) calendar month period; provided further that (i) any amounts for interest reserve or budgeted capital expenditures shall be deposited concurrently with the effectiveness of such applicable Permitted Third-Party Mortgage Debt and (ii) after the occurrence and during the continuance of an Event of Default, the Loan Parties shall not be permitted to make any additional deposits in a Permitted Third-Party Mortgage Debt Deposit Account.

"Permitted Third-Party Mortgage Documents" means any loan agreement, promissory note, mortgage or other related agreement entered into by a Loan Party or Subsidiary evidencing or relating to Permitted Third-Party Mortgage Debt and containing customary terms for a mortgage financing in form and substance reasonably satisfactory to Agent.

"Person" means an individual, partnership, limited liability company, joint stock company, trust, unincorporated association, corporation, joint venture or other entity (including a business trust or a real estate investment trust), or a government or any political subdivision or agency thereof.

"Petty Cash Accounts" means Deposit Accounts in which the balance at any time does not exceed (a) $1,000,000 for any single account, treating all accounts maintained as part of a single cash management, sweep or similar arrangement as one account for purposes of this clause (a), and (b) $2,000,000 in the aggregate for all Petty Cash Accounts.

"Plan" means an "employee benefit plan" within the meaning of Section 3(3) of ERISA as to which Borrower or its Subsidiary, or any professional employer organization acting as co-employer with respect to Borrower or Subsidiary, establishes for the benefit of its employees or for which any Group Company has liability to make a contribution, including by reason of being an ERISA Affiliate, other than a Multiemployer Plan.

"Pledge Agreement" means the pledge agreement by and among the Agent, acting on behalf of the Lenders, and each applicable Loan Party thereto executed and delivered simultaneously with this Agreement (as may be amended, restated, supplemented or otherwise modified from time to time).

"Pledged Equity" has the meaning specified in Section 4.1.

"PPSA" means the Personal Property Security Act (British Columbia) and the regulations thereunder, as from time to time in effect; provided that, if attachment, perfection or priority of Agent's security interests in any Collateral are governed by the personal property security laws of any jurisdiction other than British Columbia, PPSA shall mean those personal property security laws in such other jurisdiction (including the relevant provisions of the Civil Code of Québec) for the purposes of the provisions hereof relating to such attachment, perfection or priority and for the definitions related to such provisions.

"Projections" means consolidated projections prepared by the management of the Loan Parties, inclusive of balance sheets, income statements, and cash flow statements, prepared by the Loan Parties on an annual basis for the following fiscal year, in form and substance reasonably satisfactory to Agent (it being agreed that the projections delivered by the Loan Parties to the Lender prior to the Closing Date are satisfactory in form).

"Property" means any interest or right in any kind of property or asset, whether real, personal, or mixed, owned or leased, tangible or intangible, and whether now held or hereafter acquired, including all Real Property.

"Quarterly Compliance Certificate" has the meaning specified in Section 7.2(d).

"Reading Property" means that certain real property located at 300 Cherry Street, Reading, PA 19602, together with the improvements thereon.

"Real Property" means all real property held or used by Borrower or its Subsidiaries, owned in fee simple or in which it holds a leasehold interest as a tenant.

"Real Property Deliverables" means any deliverable that may be reasonably requested by the Agent with respect to any Real Property owned by a Loan Party and required to be subject to a Mortgage in favor of the Agent under the terms of this Agreement, including but not limited to (i) a Mortgage, (ii) to the extent requested by the Agent in writing for any such Real Property acquired after the Closing Date, an appraisal of the such Real Property, (iii) a title policy, (iv) a non-invasive "Phase I" environmental site assessment (x) to the extent previously received by the Loan Parties or (y) with respect to any Real Property used by a Loan Party as a cannabis growing or cultivation facility, (v) a zoning report and (vi) if such Real Property is in a flood zone, a flood notification and evidence that flood insurance is in place for the buildings and their contents located thereon, each in form and substance reasonably satisfactory to the Agent; provided that, the Real Property Deliverables set forth in the foregoing clauses (ii), (iii) and (v) shall not be required for any such Real Property with a reasonably estimated fair market value of less than $2,000,000 unless required for the provision of a title policy.

[***]

"Refinanced Debt" means all Debt and other obligations outstanding on the Closing Date under (a) the Credit Agreement, dated July 31, 2024, by and among the Borrower, the other loan parties party thereto, and Argent Institutional Trust Company, as agent, and (b) the Trust Indenture, dated as of December 7, 2022, by and between the Borrower and Odyssey Trust Company.

"Register" shall have the meaning assigned to such term in Section 11.9(f).

"Reinvestment Termination Date" shall have the meaning assigned to such term in Section 3.2(b)(i).

"Related Parties" means, with respect to any Person, such Person's Affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives of such Person and of such Person's Affiliates.

"Removal Effective Date" shall have the meaning assigned to such term in Section 12.12(b).

"Reporting Jurisdictions" means (a) the Canadian Reporting Jurisdictions, and (b) if Borrower's capital stock is listed and posting for trading on the New York Stock Exchange or Nasdaq, the applicable reporting jurisdictions in the United States.

"Required Lenders" means, at any time, Lenders that are not Affiliated Lenders holding more than 50% of the principal amount of the outstanding Term Loans; provided that Required Lenders shall at all times have at least two Lenders that are not Affiliates (so long as there are at least two Lenders that are not Affiliates on such date of determination).

"Requirements of Law" means, with respect to any Person, collectively, the common law and all federal, state, provincial, local, foreign, multinational or international laws, statutes, codes, treaties, standards, rules and regulations, guidelines, ordinances, orders, judgments, writs, injunctions, decrees (including administrative or judicial precedents or authorities) and the interpretation or administration thereof by, and other determinations, directives, requirements or requests of, any Governmental Authority, in each case that are applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject, except for Federal Cannabis Laws.

"Resignation Effective Date" shall have the meaning assigned to such term in Section 12.12(a).

"Restricted Cannabis Activities" means, in connection with the cultivation, distribution, sale and possession of cannabis and related products: (a) any activity that is prohibited under applicable Cannabis Laws or Canadian law; (b) notwithstanding compliance with applicable Cannabis Laws or Canadian law, any activity which becomes the subject of any indictment, civil complaint, enforcement action, or similar proceeding by a Governmental Authority alleging that such activity violates Federal Cannabis Law; (c) distribution and sale of cannabis and related products to minors, except the distribution or sale of cannabis and related products to minors in compliance with Requirements of Law; (d) knowingly making payments to criminal enterprises, gangs, cartels and Persons subject to Sanctions; (e) non-compliance with anti-terrorism laws and other Requirements of Law relating to money-laundering; (f) diversion of cannabis and related products from states where it is legal under Cannabis Law or applicable Canadian law to another jurisdiction in violation of Requirements of Law, or the import of cannabis and related products from Canada or the United States in violation of Requirements of Law; (g) use of activities permitted under Cannabis Law or applicable Canadian law as a cover or pretext for the trafficking of other controlled substances or illegal drugs or other illegal activity; (h) the commission or making threats of violence and the use of firearms in violation of Requirements of Law; (i) growing cannabis and related products on public lands; and (j) directly or indirectly, aiding, abetting or otherwise participating in a common enterprise with any Person or Persons in any of the activities described in the foregoing clauses (a) through (i).

"Restricted Payment" means (a) the declaration or payment of any dividend or other distribution, direct or indirect, on account of any Equity Interests of any Group Company, now or hereafter outstanding, (b) the making of any repurchase, redemption, retirement, defeasance, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any Equity Interests of any Group Company, now or hereafter outstanding, (c) the making of any payment to retire, or to obtain the surrender of, any outstanding warrants, options or other rights for the purchase or acquisition of shares of any class of Equity Interests of any Group Company, now or hereafter outstanding, (d) the return of any Equity Interests to any shareholders or other equity holders of any Group Company, or making of any other distribution of property, assets, shares of Equity Interests, warrants, rights, options, obligations or securities thereto as such, other than in connection with [***], (e) the payment of any management, consulting, monitoring or advisory fees or any other fees or expenses (including the reimbursement thereof by any Group Company) pursuant to any management, consulting, monitoring, advisory or other services agreement to any of the shareholders or other equityholders of any Group Company or any Affiliate of any Group Company, other than in connection with [***], (f) any payment of principal or interest or any purchase, redemption, retirement, acquisition or defeasance with respect to any Subordinated Debt of any Group Company except as permitted under the applicable Subordination Agreement, Section 8.14(b), or (g) any payment of principal or interest with respect to Permitted Third-Party Mortgage Debt, other than payments of regularly scheduled and mandatory prepayments of principal, interest and fees made in accordance with the terms thereof; provided that no voluntary prepayment, optional redemption or defeasance of such Permitted Third-Party Mortgage Debt is permitted prior to its stated maturity except in connection with Permitted Refinancing Debt.

"Sale Assets" has the meaning assigned to such term in Section 9.3(a).

"Sale and Leaseback" means, with respect to any Group Company, any arrangement, directly or indirectly, with any Person whereby such Group Company shall dispose of any Property used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such Property or other similar Property which it intends to use for substantially the same purpose or purposes as the Property being sold or transferred.

"Sale Notice" has the meaning assigned to such term in Section 9.3.

"Sales Tracking Software" means any "seed-to-sale" tracking, point-of-sale, or other inventory or sales reporting software used by any Loan Party.

"Sammartino Notes" means the promissory notes issued jointly and severally by Borrower and Valiant Enterprises, LLC, a Massachusetts limited liability company, to Sammartino Investments LLC, a Delaware limited liability company, dated September 10, 2021 and November 4, 2022, in each case as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Closing Date.

"Sanctioned Country" means, at any time, a country, region or territory which is itself the subject or target of any Sanctions.

"Sanctioned Person" means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or by the United Nations Security

Council, the European Union or any EU member state, (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person owned or controlled by any such Person.

"Sanctions" means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State.

"Scranton Property" means that certain real property located at 2000 Rosanna Ave, Scranton, PA 18509, together with the improvements thereon.

"SEC" means the Securities and Exchange Commission, or any Governmental Authority succeeding any of its principal functions.

"Securities Act" means the *Securities Act* (British Columbia) and the rules, regulations and published policies made thereunder.

"Security Agreement" means the security agreement by and among the Agent, acting on behalf of the Lenders, and the Loan Parties party thereto, executed and delivered simultaneously with this Agreement, in the form and substance satisfactory to Agent (as may be amended, restated, supplemented or otherwise modified from time to time).

"Second Priority Mortgage" means a second priority Mortgage granted in favor of the Agent with respect to all owned Real Property other than Excluded Real Property, in each case subject to any Permitted Priority Lien.

"Secured Debt" the aggregate principal amount of outstanding Debt of the Group Companies secured by any collateral, but which shall exclude, for the avoidance of doubt, guarantees of Debt, monetary obligation of a Person under or in connection with a sale leaseback or similar arrangement, Capital Lease Obligations, or Permitted Purchase Money Debt, none of which shall constitute Debt "secured by any collateral" for purposes of this definition.

"Security Documents" has the meaning assigned to such term in Section 6.14.

"Shared Cap" means for Permitted Acquisition Debt, Permitted Acquisition Investments, and Cannabis Facility Finance Lease Debt, the greater of (A) $25,000,000, (B) an amount that, after giving pro forma effect to such increase and the applicable utilization, would not cause the Total Secured Debt to Adjusted EBITDA Ratio to exceed 3.00 to 1.00.

"Solvent" or "Solvency" means, at any time with respect to the Group Companies (taken as a whole), that at such time for such Group Company (a) the fair value of the property of such Persons (taken as a whole) is not less than the total amount of the liabilities of such Persons (taken as a whole), (b) the present fair salable value of the assets of such Persons (taken as a whole) is not less than the amount that will be required to pay the probable liability of such Persons on their existing debts as they become absolute and matured (taken as a whole), (c) such Persons are able to realize upon their assets (taken as a whole) and pay their debts and other liabilities, contingent obligations and other commitments as they mature in the normal course of business (taken as a whole), (d) such Persons do not intend to, and do not believe that they will, incur debts or liabilities beyond such Persons' ability (taken as a whole) to pay as such debts and liabilities mature, and (e) such Persons are not engaged in business or a transaction, and are not about to engage in business or a transaction, for which their property (taken as a whole) would constitute unreasonably small capital.

"Standard & Poor's" means Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. and any successor thereto.

"Subordinated Debt" means Debt of any Group Company that (i) is expressly subordinated in right of payment and Lien priority to all Obligations and other Debt of such Group Company under the Loan Documents, (ii) is subject to a Subordination Agreement and, if secured, an intercreditor agreement, in each case in form and substance satisfactory to the Agent, and (iii) otherwise satisfies the following conditions:

(a)   no principal, interest, fees or other amounts in respect of such Debt may be paid or required to be paid except as permitted under the applicable Subordination Agreement provided that in no event shall any payments be permitted while an Event of Default has occurred and is continuing;

(b)   any Liens securing such Debt are subordinated in priority to the Liens securing the Obligations;

(c)   such Debt does not mature earlier than one (1) year after the Maturity Date;

(d)   no scheduled amortization, mandatory prepayments or sinking fund payments are permitted prior to the Maturity Date;

(e)   the stated interest rate (including any payment-in-kind component) shall not exceed 12.00% per annum; and

(f)   that no Default or Event of Default has occurred and is continuing or would result from the incurrence thereof.

For the avoidance of doubt, any unsecured guaranty of Subordinated Debt that satisfies each of the foregoing conditions shall also be considered Subordinated Debt.

"Subordination Agreements" means each subordination agreement by and between the applicable lender to any Borrower and Agent, in form and substance satisfactory to the Agent. Agent acknowledges that each Subordination Agreement shall permit interest payments provided that no Event of Default has occurred and is continuing.

"Subsidiary" means, with respect to any Person at any date, any corporation, limited or general partnership, limited liability company, joint venture, trust or estate, or other Person of or in which such Person or its other Subsidiaries own or control, directly or indirectly, more than fifty percent of (a) the combined voting power of all classes having general voting power under ordinary circumstances to elect a majority of the directors (if it is a corporation), managers or equivalent body of such Person, (b) the capital interest or profits interest of such Person, if it is a partnership, limited liability company, joint venture or similar entity, or (c) the beneficial interest of such Person, if it is a trust, association or other unincorporated association or organization.

"Successor Landlord" has the meaning specified in Section 7.20.

"Synthetic Lease" means, as to any Person, (a) any lease (including leases that may be terminated by the lessee at any time) of any property (whether real, personal or mixed) (i) that is accounted for as an operating lease under GAAP and (ii) in respect of which the lessee retains or obtains ownership of the property so leased for U.S. federal income tax purposes, or (b) (i) a synthetic, off-balance sheet or tax retention lease or (ii) an agreement for the use or possession of property (including a Sale and Leaseback), in each case under this clause (b), creating obligations that do not appear on the balance sheet of such person but which, upon the application of any debtor relief laws to such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment).

"Tax Act" means the *Income Tax Act* (Canada).

"Tax" or "Taxes" means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

"Tax Group" has the meaning specified in Section 8.6(c).

"Term Loan" means collectively, the secured term loans issued by the Lenders to the Borrower in accordance with Section 2.1, on the Closing Date in an amount equal to 96% of the Face Amount.

"Third-Party Sale" means at any time that an Event of Default has occurred and continues to exist, the Agent's enforcement of a sale process for the sale of the Collateral (including the Pledged Equity), including the authority to engage independent bankers, consultants, legal advisors and other professionals with the appropriate industry expertise to serve as advisors for a sale process at the sole expense of the Loan Parties, in each case, as and to the extent permitted by the Loan Documents and Requirements of Law.

"Titled Collateral" means all Collateral for which the title to such Collateral is governed by a Certificate of Title or certificate of ownership, including, without limitation, all motor vehicles (including, without limitation, all trucks, trailers, tractors, service vehicles, automobiles and other mobile equipment) for which the title to such motor vehicles is governed by a Certificate of Title or certificate of ownership.

"Title IV Plan" means any employee benefit plan (within the meaning of Section 3(3) of ERISA) subject to the provisions of Title IV of ERISA other than a Multiemployer Plan, as to which Group Company is making, or is obligated to make contributions, including as a result of being an ERISA Affiliate, or, during the preceding six calendar years, has made, or been obligated to make, contributions.

"Toledo Mortgage" means a mortgage that may be entered into after the Closing Date, allowing for up to $5,000,000 in mortgage proceeds secured by a first priority Lien against the Toledo Property, subject to documentation in form and substance reasonably satisfactory to Agent; provided that Agent may not condition its approval of such documentation on the receipt of an intercreditor agreement if the Loan Parties have used commercially reasonable efforts to obtain such intercreditor agreement with the mortgagee and are unable to obtain such intercreditor agreement after good faith negotiations.

"Toledo Property" means that certain real property located at 367-433 State Line Road, Toledo, OH 43612, together with the improvements thereon.

"Total Secured Debt to Adjusted EBITDA Ratio" means, as of any date, the ratio of (a) the aggregate principal amount of outstanding Secured Debt, to (b) Adjusted EBITDA of the Loan Parties for the most recently ended fiscal month, calculated on a trailing twelve-month basis. The Total Secured Debt to Adjusted EBITDA Ratio as of the Closing Date is set forth on Schedule 1.1(h).

"Tyngsborough Property" means that certain real property located at 420 Middlesex Road, Tyngsborough, MA 01879, together with the improvements thereon.

"US Person" means any Person that is a "United States Person" as defined in Section 7701(a)(30) of the Code.

"U.S. Tax Compliance Certificate" has the meaning assigned to such term in Section 3.3.(c)(1)(B)(3).

"Voting Stock" means, with respect to any Person, shares of such Person's Equity Interests having the right to vote for the election of directors (or Persons acting in a comparable capacity) of such Person under ordinary circumstances.

SECTION 1.2   Terms Generally. The definitions in Section 1.1 apply equally to both the singular and plural forms of the terms defined. Whenever the context requires, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be construed as if followed by the words "without limitation". A "Default" or "Event of Default" hereunder referenced as "continuing" (or any variation thereof) shall (a) with respect to a Default that has not yet matured into an Event of Default, be deemed to be continuing unless and until cured within any applicable cure period set forth in this Agreement (if susceptible to cure), and (b) with respect to an Event of Default, be deemed to be continuing unless cured or waived in writing by Agent. The words "herein", "hereof" and "hereunder" and words of similar import refer to this Agreement (including the Exhibits and Schedules hereto) in its entirety and not to any part hereof, unless the context otherwise requires. All references herein to Articles, Sections, Schedules and Exhibits are references to Articles and Sections of, and Schedules and Exhibits to, this Agreement unless the context otherwise requires. Unless the context otherwise requires, any references to any agreement or other instrument or statute or regulation are to such agreement, instrument, statute or regulation as amended and supplemented from time to time (and, in the case of a statute or regulation, to any successor provisions). Any reference in this Agreement to a "day" or number of "days" (without the explicit qualification of "business") shall mean a calendar day or number of calendar days. If any action or notice is to be taken or given on or by a particular day, and such day is not a Business Day, then such action or notice shall be deferred until, or may be taken or given on, the next Business Day. All terms used in this Agreement which are defined in Article 8 or Article 9 of the Uniform Commercial Code as in effect from time to time in the State of New York (the "Uniform Commercial Code" or the "UCC") and which are not otherwise defined herein shall have the same meanings herein as set forth therein. In addition, all terms used in this Agreement which are defined in the UCC and when used to define a category or categories of the Collateral located in Canada shall, to the extent applicable, include the equivalent category or categories of personal property set forth in the PPSA. Notwithstanding the foregoing, and where the context so requires as a result of the Collateral being located in Canada, or the grantor of the security being incorporated, amalgamated, continued, organized or formed under the laws of Canada, or a province or territory thereof, (i) any term defined in this Agreement by reference to the "UCC" or the "Uniform Commercial Code" shall also have any extended, alternative or analogous meaning given to such term in the PPSA, as applicable, in all cases for the creation, extension, preservation or betterment of the Liens of the Agent in the Collateral, (ii) all references in this Agreement to a financing statement, continuation statement, amendment or termination statement shall be deemed to refer also to the analogous documents used under the PPSA, including, without limitation, where applicable, financing statements and financing change statements, and (iii) all references to the United States, or any state thereof, or to any subdivision, department, agency or instrumentality thereof shall be deemed to refer also to Canada, any province or territory thereof or to any subdivision, department, agency or instrumentality thereof.

SECTION 1.3   Computation of Time Periods.   In this Agreement in the computation of periods of time from a specified date to a later specified date, unless otherwise specified herein the word "from" means "from and including" and the words "to" and "until" each means "to but excluding".

SECTION 1.4   Accounting Terms.   All accounting terms not specifically defined herein shall be construed in accordance with GAAP consistent with those applied in the preparation of the financial statements referred to in Section 7.2. Notwithstanding anything to the contrary contained in the definition of "Capital Lease Obligations," any change in accounting for leases pursuant to GAAP resulting from the adoption of Financial Accounting Standards Board Accounting Standards Update No. 2016-02, Leases (Topic 842), to the extent such adoption would require treating any lease (or similar arrangement conveying the right to use) as a capital lease where such lease (or similar arrangement) would not have been required to be so treated under GAAP as in effect on December 31, 2015, such lease shall not be considered a capital lease, and all calculations and deliverables under this Agreement or any other Loan Document shall be made or delivered, as applicable, in accordance therewith.

ARTICLE II.
AMOUNTS AND TERMS OF THE TERM LOANS

SECTION 2.1   The Term Loan. The Lenders agree, on the terms and conditions hereinafter set forth, to make the Term Loan in an amount equal to each such Lender's applicable Commitment, and such Term Loan shall be advanced by the Lenders to the Borrower in one draw on the Closing Date in an amount equal to 96% of the Face Amount, reflecting the Origination Discount set forth in Section 2.2, less any costs, fees, and expenses incurred by Agent on or prior to the Closing Date required to be paid to the Agent as provided herein. The Term Loan shall be payable in accordance with Sections 2.3 and 3.1 hereof and all outstanding principal thereof, together with accrued and unpaid interest and other fees thereon, shall mature and be due and payable on the Maturity Date.

SECTION 2.2   Origination Discount.   Each Borrower acknowledges that the Term Loan will be funded with a non-refundable discount (the "Origination Discount") of four percent (4%) of the Face Amount, inclusive of all finally allocated commitments. The

Origination Discount shall apply ratably to each advance of the Term Loan and shall be reflected as a dollar-for-dollar reduction in the proceeds of each such advance. The parties intend that the Origination Discount shall be treated as consideration for the use or forbearance of money. The Borrower and Lenders acknowledge that the Origination Discount will constitute original issue discount (as that term is used in Section 1273(a) of the Code) solely for U.S. federal, state and local income tax purposes and, as such, is not being advanced to the Borrower.

SECTION 2.3   Interest.   The Term Loan shall bear interest from and including the Closing Date, at the Interest Rate. The Borrower promises to pay interest on the outstanding principal balance of the Term Loans in cash in arrears on each Payment Date with respect thereto, as set forth in Section 3.1(a) below. Automatically upon the occurrence and during the continuance of any Event of Default described in Section 9.1(a)-(c) and Section 9.1(j), and at the written election of the Agent (at the direction of the Required Lenders) following the occurrence and during the continuance of any other Event of Default, the Term Loan shall bear interest at the Default Rate on the then on the outstanding principal balance of the Term Loans and shall be paid in cash in accordance with Section 3.1(e). If the Default Rate applies pursuant hereto, then, at the election of the Agent (acting at the direction of the Required Lenders), the Default Rate shall be deemed to accrue commencing on the date of the breach or event giving rise to the applicable Event of Default.

All computations of interest hereunder are made on the basis of the actual number of days elapsed over a year of 365 days (including the first day but excluding the last day) for the period for which such interest is payable. For the purposes of the Interest Act (Canada), the rates of interest and fees provided for in this Agreement are stated as nominal annual rates and not as effective rates or yields.

ARTICLE III.
PAYMENTS, PREPAYMENTS, TAXES

SECTION 3.1   Payments and Computations.

(a)   Whenever any Payment Date shall occur on or any other payment hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest or fee, as the case may be.

(b)   If the Agent accelerates the Obligations prior to the Maturity Date as a result of the occurrence of an Event of Default that is ongoing, then the outstanding principal balance of the Term Loans (including for the avoidance of doubt, any, accrued and unpaid interest (including interest at the Default Rate, if applicable) and any premium pursuant to Section 3.2), shall automatically become due and payable.

(c)   The Borrower shall make each payment under this Agreement not later than 2:00 p.m. (New York City time) on the day when due, by wire, in Dollars and in immediately available funds to the Payment Account.

(d)   Exit Fee.   In connection with any payment, in part or in full, of the outstanding principal balance of the Term Loans, including but not limited to payments made as a result of acceleration, voluntary prepayment, mandatory prepayment or maturity, Borrower shall pay to the Agent, for the benefit of itself and the Lenders, a fee (the "Exit Fee") equal to the Exit Fee Percentage on the outstanding principal balance of the Term Loans so paid, which shall be due and payable upon such payment of the Term Loan.

(e)   Payments of Interest. (a) On each Payment Date until the Maturity Date (subject to Section 3.1(a)), the Borrower shall pay all accrued and unpaid interest and (b) on the date of any payment of principal, the Borrower shall pay all accrued and unpaid interest as to the amount of principal so paid.

SECTION 3.2   Prepayments.

(a)   Voluntary Prepayments. The Borrower may upon prior written notice to the Agent, prepay the outstanding principal balance of the Term Loans or any portion thereof, in a minimum amount of $1,000,000, together with accrued interest on the amount so prepaid, without penalty or premium (other than payment of the Exit Fee, as provided in Section 3.1(d)). Such notice shall be irrevocable and the payment amount specified in such notice shall be due and payable on the prepayment date described in such notice; provided, however, any prepayment notice delivered in connection with a refinancing or repayment from the proceeds of a new credit facility may state that such notice is conditioned upon the closing of such refinancing or new credit facility, in which case such notice may be revoked by Borrower if such conditions are not satisfied.

(b)   Mandatory Prepayments.

(i)   Upon the receipt by any Loan Party of any Extraordinary Receipts the Borrower shall make a prepayment of the Term Loans in an amount equal to the Net Cash Proceeds received from such Extraordinary Receipts; provided that (i) with respect to Real Property located in Core States that is sold after the Closing Date, the Loan Parties shall be required to repay such Net Cash Proceeds in excess of $1,500,000; (ii) with respect to Real Property located in Non-Core States that is sold after the Closing Date, the Loan Parties shall be required to repay such Net Cash Proceeds in excess of $5,000,000; and (iii) with respect to all other Extraordinary Receipts (regardless of whether in Core States or Non-Core States), the Loan Parties shall be required to repay such Net Cash Proceeds in excess of $500,000 in any Fiscal Year, provided further that so long as no Event of Default has occurred and is then continuing, if the Borrower shall deliver a certificate to the Agent in form and substance reasonably satisfactory to the Agent (including a proposed estimate of expenses and use of proceeds) within ten (10) business days after the receipt of such proceeds, requesting that the Net Cash Proceeds be used to replace, repair or restore properties or assets used in the applicable Loan Party's business within a period specified in such certificate not to exceed one hundred eighty (180) days after the date of receipt thereof (or such longer period as commercially reasonable to replace, repair or restore such properties or assets as consented to by Agent (such date, as applicable, the "Reinvestment Termination Date")), such consent not to be unreasonably withheld, conditioned or delayed, then if the Agent shall consent in writing to such use of proceeds, Borrower shall use such proceeds to so replace, repair or restore such properties in a manner reasonably satisfactory to Agent (and, with respect to any replacement property or asset, the Loan Parties shall take all actions that Agent deems necessary or appropriate to ensure that the replacement property or asset shall be subject to a Lien in favor of Agent, for the benefit of Lenders, having at least the same priority as Agent's Lien on the original property or asset being replaced unless subject to

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Permitted Priority Lien), subject to the limitation that upon the occurrence of the Reinvestment Termination Date or the occurrence of an Event of Default, such Net Cash Proceeds, if not theretofore so used as contemplated by this Section 3.2(b), shall be used to prepay the Obligations.

(ii)   Not later than ninety (90) days after the Agent has informed the Borrower that a Change in Law has occurred and as a result the Agent (at the direction of the Required Lenders) has elected to accelerate the Obligations, the Borrower shall prepay the outstanding principal balance of the Term Loans, together with accrued and outstanding interest thereon and all other outstanding payment Obligations (for the avoidance of doubt, including the Exit Fee), to the Agent for the benefit of the Lenders. Notwithstanding anything to the contrary set forth herein, from and after the date of delivery by the Agent of the notice contemplated by this Section 3.2(b)(ii) and until prepayment of the Obligations as provided herein, the Loan Parties shall not take any action which is prohibited under this Agreement at any time that a Default or Event of Default has occurred and is ongoing.

SECTION 3.3   Taxes.

(a)   Any and all payments by or on account of any obligation of the Borrower under any Loan Document shall be made, in accordance with Section 3.1, free and clear of and without deduction for any Taxes, except as required by the Requirements of Law. If the Borrower shall be required by the Requirements of Law (as reasonably determined by the Borrower) to deduct or withhold any amounts from or in respect of any sum payable under the Term Loans to the Lenders, (A) solely with respect to any deduction or withholding of Indemnified Taxes, the sum payable shall be increased as may be necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this Section 3.3) the Lenders receive an amount equal to the sum they would have received had no such deductions or withholdings been made, (B) the Borrower shall make such deductions or withholdings and (C) the Borrower shall pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Requirements of Law. The Borrower further agrees to pay to the relevant Governmental Authority any present or future stamp, documentary or similar taxes which arise from the execution, delivery or registration of this Agreement or the Notes or any other Loan Document, except any such Taxes that are Excluded Taxes or Other Connection Taxes imposed with respect to an assignment (collectively, "Other Taxes").

(b)   The Borrower will indemnify Agent and Lenders for the full amounts of Indemnified Taxes (including, without limitation, any Indemnified Taxes imposed by any jurisdiction on amounts payable under this Section 3.3) paid by the Lenders and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such amounts were correctly or legally asserted (without duplication of any amounts payable pursuant to Section 3.3(a)).

(c)   Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Agent, at the time or times reasonably requested by the Borrower or the Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Agent, shall deliver such other documentation prescribed by Requirements of Law or reasonably requested by the Borrower or the Agent as will enable the Borrower or the Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Agent in writing of its legal inability to do so.

(i)   Without limiting the generality of the foregoing, in the event that any Loan Party is a US Person,

(A)   any Lender that is a US Person shall deliver to the Borrower and Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of any Borrower or Agent), two (2) duly completed and executed copies of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding Tax;

(B)   any Non-US Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Non-US Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or Agent), whichever of the following is applicable:

(1)   in the case of a Non-US Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under this Agreement or any Loan Document, two (2) duly completed and executed copies of IRS Form W-8BEN or W-8BEN-E (as applicable) establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the "interest" article of such tax treaty and (y) with respect to any other applicable payments under this Agreement or any Loan Document, two (2) duly completed and executed copies of IRS Form W-8BEN or W-8BEN-E (as applicable) establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the "business profits" or "other income" article of such tax treaty;

(2)   two (2) duly completed and executed copies of IRS Form W-8ECI;

(3)   in the case of a Non-US Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) two (2) duly completed and executed copies of a certificate substantially in form and content satisfactory to the Borrower to the effect that such Non-US Lender is not a "bank" within the meaning of Section 881(c)(3)(A) of the Code, a "10 percent shareholder" of the Loan Parties within the meaning of Section 881(c)(3)(B) of the Code, or a "controlled

foreign corporation" described in Section 881(c)(3)(C) of the Code (a "U.S. Tax Compliance Certificate") and (y) two (2) duly completed and executed copies of IRS Form W-8BEN or W-8BEN-E (as applicable); or

(4)   to the extent a Non-US Lender is not the beneficial owner, two (2) duly completed and executed copies of IRS Form W-8IMY, accompanied by two (2) duly completed and executed copies of IRS Form W-8ECI, IRS Form W-8BEN or W-8BEN-E (as applicable), two (2) duly completed and executed copies of a U.S. Tax Compliance Certificate substantially in form and content satisfactory to the Borrower, two (2) duly completed and executed copies of IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Non-US Lender is a partnership and one or more direct or indirect partners of such Non-US Lender are claiming the portfolio interest exemption, such Non-US Lender may provide two (2) duly completed and executed copies of a U.S. Tax Compliance Certificate substantially in form and content satisfactory to the Borrower on behalf of each such direct and indirect partner;

(C)   any Non-US Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Non-US Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or Agent), executed copies of any other form required by Requirements of Law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be required by Requirements of Law to permit the Borrower or Agent to determine the withholding or deduction required to be made; and

(D)   If a payment to a Lender under this Agreement or any Loan Document would be subject to U.S. Federal withholding Taxes imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and Agent at the time or times required by Requirements of Law and at such time or times reasonably requested by the Borrower or Agent such documentation required by Requirements of Law (including as required by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or Agent as may be necessary for the Borrower and Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender's obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), "FATCA" shall include any amendments made to FATCA after the date of this Agreement.

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(d)   If any party determines that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section (including by the payment of additional amounts pursuant to this Section), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (d) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 3.3(d), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 3.3(d) the payment of which would place the indemnified party in a less favorable net after-tax position than the indemnified party would have been in if the Taxes subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Taxes had never been paid. This Section 3.3(d) shall not be construed to require any indemnified party to make available its tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(e)   Without prejudice to the survival of any other agreement of the Loan Parties hereunder, the agreements and obligations of the parties contained in this Section 3.3 shall survive the payment in full of principal and interest on the Term Loans.

ARTICLE IV.
SECURITY

SECTION 4.1   Grant of Security Interest. The Loan Parties have entered into the Security Agreement, the Pledge Agreement, and the Canadian Pledge and Security Agreement, as applicable, each in favor of the Agent, on behalf of the Lenders, to grant to the Agent a first priority lien (subject to Permitted Liens) and security interest in the Collateral described therein (including certain Equity Interests owned by the Loan Parties (the "Pledged Equity")), in each case, to secure prompt repayment of any and all Obligations and in order to secure prompt performance by the Loan Parties of their covenants and duties under the Loan Documents. Following any Event of Default hereunder (and during the continuance thereof), the Agent will immediately have the right to exercise the remedies set forth in Article X hereof, in addition to exercising any and all of its other rights and remedies under the Requirements of Law, hereunder and under the other Loan Documents.

SECTION 4.2   Delivery of Additional Documentation Required. The Loan Parties shall, to the extent applicable, execute and deliver to the Agent, on behalf of the Lenders, at any time and from time to time at the reasonable request of the Agent, all financing statements, continuation financing statements, fixture filings, security agreements, assignments, endorsements of certificates of title, applications for title, affidavits, reports, notices, schedules of accounts, letters of authority, Real Property Deliverables, and all other documents that the Agent may reasonably request, in form satisfactory to the Agent, to perfect and maintain perfection of the Agent's security interests in the Collateral (including for the avoidance of doubt, Real

Property Collateral) and in order to fully consummate all of the transactions contemplated under the Loan Documents.

SECTION 4.3 Release of Security Interest. Upon the payment in full in cash of the outstanding Obligations (other than inchoate obligations for indemnification or unasserted claims for reimbursement), the security interests granted pursuant to Loan Documents shall automatically terminate (other than provisions therein that are expressly intended to survive), the Loan Parties (or their designee) shall be authorized to file evidence of termination of the same. Upon the Permitted Disposition of any Collateral of any Borrower pursuant to the terms of Section 8.8, the security interests granted in such applicable Collateral pursuant to Loan Documents shall automatically terminate. The Agent and the Lenders agree to, at the sole expense of the Loan Parties, execute and deliver such releases of the security interest in the Collateral as may be reasonably requested by the Loan Parties.

ARTICLE V.
CONDITIONS OF LENDING

SECTION 5.1 Conditions Precedent to the Term Loan. The obligation of the Lenders to make the Term Loan on the Closing Date is subject to the conditions precedent that:

(a) Agent shall have received on the Closing Date, in satisfactory form and substance:

(i) To the extent requested by any Lender, a Note duly executed by the Borrower in favor of such Lender in the amount of such Lender's applicable Commitment in respect of the Term Loan on the Closing Date;

(ii) this Agreement, duly executed by the Loan Parties;

(iii) (A) certificate of an Authorized Officer of each Loan Party certifying and attaching as applicable: (i) the articles of incorporation/certificate of formation, as applicable, and all amendments thereto, and if applicable, certified by the secretary of the state of formation, (ii) bylaws/operating agreement, as applicable, and all amendments thereto, (iii) resolutions of the board of directors, managers, managing-members or other governing body of each Loan Party authorizing the entering into of this Agreement and the other Loan Documents, and (iv) the incumbency and signatures of the officers or representatives executing this Agreement and the other Loan Documents; and (B) a certificate of the Chief Financial Officer of Borrower certifying that, both prior to and after giving effect to the incurrence of the Term Loans and the consummation of the transactions contemplated to occur on the Closing Date, Borrower and its Subsidiaries, on a consolidated basis, are Solvent;

(iv) the Pledge Agreement;

(v) the Security Agreement;

(vi) the Canadian Pledge and Security Agreement

(vii) the Landlord Waivers set forth on Schedule 5.1(a);

(viii)   an opinion or opinions of counsel for the Loan Parties, dated as of the Closing Date and addressed to the Agent and the Lenders, in form and substance acceptable to the Agent;

(ix)   the Perfection Certificate;

(x)   the DACAs;

(xi)   the Omnibus Collateral Assignment;

(xii)   the following Real Property Deliverables for each Real Property as applicable:

(A)   First Priority Mortgages, which for the avoidance of doubt shall be delivered for each of the Tyngsborough Property, the Millbury Property, the Toledo Property, and the Belle Vernon Property; and

(B)   the Second Priority Mortgage shall be delivered in favor of Agent for the Manassas Property, provided that, with respect to the Manassas Property, the Loan Parties shall be required to use commercially reasonable efforts to obtain and deliver an intercreditor agreement with the applicable first lien holder, in form and substance reasonably satisfactory to the Agent.

(xiii)   all consents or approvals required pursuant to Section 6.26 hereof; and

(xiv)   evidence satisfactory to the Agent that appropriate financing statements on Form UCC-1 will be filed concurrently with Closing in such office or offices as may be necessary or, in the reasonable opinion of the Agent, desirable to perfect the security interests purported to be created by the Security Agreement.

(b)   The Borrower shall have paid all fees and expenses payable on or before the Closing Date as required by this Agreement or any other Loan Document (including pursuant to the Fee Letter) including, subject to the Fee Cap, reasonable and documented out-of-pocket fees, charges, and disbursements of outside counsel to the Agent (directly to such counsel if requested by the Agent) to the extent invoiced at least two (2) Business Days prior to or on the Closing Date, plus such additional amounts of such fees, charges and disbursements as shall constitute its reasonable estimate of such fees, charges and disbursements incurred or to be incurred by it through the closing proceedings (such additional amounts, the "Estimated Legal Fees") (provided that such estimate shall not thereafter preclude a final settling of accounts between Agent and Loan Parties, subject to the Fee Cap).

(c)   The Agent shall have received, in satisfactory form and substance, certificates evidencing each Loan Party's general commercial liability and casualty insurance policies.

(d)   (i) On the Closing Date, the Loan Parties shall have no outstanding Debt other than the Term Loans hereunder and Debt otherwise permitted by Section 8.2, and the Agent shall have received copies of all documentation and instruments evidencing the discharge of all Debt repaid in connection with the transactions contemplated by this Agreement, including the Refinanced Debt, (ii) the Agent shall have received UCC, PPSA and such other lien, judgment and tax lien searches as the Agent may reasonably request, in each case dated reasonably close to the Closing Date and reasonably satisfactory to the Agent, and (iii) all Liens securing payment of any such Debt shall have been (or will, immediately following funding of the Term Loan hereunder be) released and the Agent shall have received payoff letters, form UCC-3 termination statements, releases or terminations of intellectual property security agreements and deposit account control agreements and any other instruments as may be reasonably requested by the Agent to effectuate such release.

(e)   The Agent shall have received each other Loan Document not referenced in this Section 5.1 (if any) and such other documents and instruments with respect to the transactions contemplated hereby as the Agent may reasonably request.

ARTICLE VI.
REPRESENTATIONS AND WARRANTIES

In order to induce the Lenders to enter into this Agreement, each Loan Party represents and warrants to the Lenders as of the date hereof that:

SECTION 6.1   Existence. Such Loan Party, as applicable, is duly organized, validly existing, and in good standing under the laws of the jurisdiction in which it is incorporated or organized and is duly qualified or licensed to do business in all jurisdictions where its Property is owned or the business transacted by it makes such qualification necessary, except where the failure to be so qualified or licensed would not reasonably be expected to result in a Material Adverse Effect.

SECTION 6.2   Power and Authorization. Such Loan Party is duly authorized and empowered to execute, deliver, and perform its obligations under each Loan Document to which it is a party, and all corporate or other action on the part of such Loan Party requisite for the due execution, delivery, and performance of each Loan Document to which it is a party has been duly and effectively taken.

SECTION 6.3   Binding Obligations. Each Loan Document to which it is (or they are) a party constitutes the legal, valid and binding obligation of the Loan Party, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies.

SECTION 6.4   Financial Statements; No Material Adverse Effect.

(a)   The Borrower has heretofore delivered to the Agent (i) the Historical Financial Statements, and (ii) the unaudited, consolidated balance sheets of Borrower and the related unaudited, consolidated statements of income or operations, changes in shareholders' equity and cash flows certified by the chief financial officer of each Loan Party, as applicable. Such financial statements were prepared in accordance with GAAP consistently applied throughout the applicable period covered thereby and present fairly and accurately the consolidated financial condition and results of operations and cash flows of the Loan Parties, as applicable, as of the dates and for the periods to which they relate (subject to normal year-end audit adjustments and the absence of notes). Except as set forth in such financial statements (or as otherwise disclosed in writing to the Lenders prior to the Closing Date), there are no material liabilities of the Loan Parties of any kind, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which would reasonably be expected to result in such a liability.

(b)   Except as set forth on Schedule 6.4(b) hereto, since December 31, 2025 there has been no event, change, circumstance, condition, development or occurrence that has had, or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

SECTION 6.5   Intellectual Property.

(a)   Such Loan Party owns or is licensed to use, free and clear of all Liens (other than Permitted Liens), all Intellectual Property necessary for the conduct of its business as currently conducted.

(b)   No claim has been asserted in writing and is pending by any person challenging or questioning the use of any such Intellectual Property or the validity or effectiveness of any such Intellectual Property, nor does such Loan Party know of any valid basis for any such claim. To the knowledge of such Loan Party, its use of such Intellectual Property does not infringe the rights of any Person. Except pursuant to licenses and other user agreements entered into by such Loan Party in the ordinary course of business, no Group Company has done anything to authorize or enable any other Person to use any such Intellectual Property. Such Group Company has taken commercially reasonable actions to protect the secrecy, confidentiality and value of all material trade secrets used in such Person's business.

(c)   No Violations or Proceedings. Except as set forth on Schedule 6.5, and to the knowledge of the applicable Loan Party: (i) no Person is violating any Intellectual Property rights of any Group Company, except for violations that would not reasonably be expected to result in a Material Adverse Effect; (ii) no Group Company is infringing upon or misappropriating the Intellectual Property rights of any other Person; (iii) no Group Company is in breach of, or default under, any material Intellectual Property license granted to it; and (iv) no proceedings have been instituted or are pending against any Group Company, or, to the actual knowledge of any Loan Party, threatened, nor has any Group Company received any claim, alleging such infringement or misappropriation.

(d)   No Impairment. Neither the execution, delivery or performance of this Agreement and the other Loan Documents, nor the transactions contemplated hereby, will alter, impair or otherwise affect or require the consent, approval or other authorization of any other person in respect of any right of such Group Company in any Intellectual Property, except to the extent that alteration or impairment or the failure to obtain any such consent, approval or authorization would not reasonably be expected to result in a Material Adverse Effect.

(e)   No Agreement or Order Materially Affecting Intellectual Property. No Group Company is subject to any settlement, covenant not to sue or other instrument, agreement or other document, or any outstanding order, which would reasonably be expected result in a Material Adverse Effect.

SECTION 6.6   Properties.

(a)   Such Group Company has good and marketable title to, or valid leasehold interests in, all its property material to its business (including, Real Property, if any), free and clear of all Liens and irregularities, deficiencies and defects in title, except for Permitted Liens and minor irregularities, deficiencies and defects in title that, individually or in the aggregate, do not, and could not reasonably be expected to, interfere with its ability to conduct its business as currently conducted or to utilize such property for its intended purpose.

(b)   The Property of such Group Company, taken as a whole, is in good operating order, condition and repair (ordinary wear and tear excepted).

(c)   Schedule 6.6(c) contains a true, accurate and complete list of each ownership interest in Real Property and each leasehold interest in Real Property where any material Collateral is located (i) of any Loan Party and describes the type of interest therein held by such Loan Party and (ii) leased, subleased or otherwise occupied or utilized by any Loan Party, as lessee, sub-lessee, franchisee or licensee and describes the type of interest therein held by such Loan Party.

(d)   Such Group Company owns or has rights to use all of its Property and all rights with respect to any of the foregoing which are required for its business and operations as presently conducted. To the actual knowledge of the applicable Loan Party, the use by such Loan Party of its Property and all such rights with respect to the foregoing do not infringe on the rights or other interests of any Person, in any material respect. No claim has been made and remains outstanding that any Loan Party's use of any of its Property does or may violate the rights of any third party in any material respect. To the actual knowledge of the applicable Loan Party, the fee owned Real Property of such Group Company is zoned in all material respects to permit the uses for which such Real Property is currently being used. To the actual knowledge of the applicable Loan Party, the present uses of the fee owned Real Property of such Group Company and the current operations of business of such Group Company at such Real Property do not violate in any material respect any provision of any applicable building codes, subdivision regulations, fire regulations, health regulations or building and zoning by-laws.

SECTION 6.7   Equity Interests and Subsidiaries. Schedule 6.7 sets forth (i) each Loan Party and its jurisdiction of incorporation or organization as of the Closing Date and (ii) the number of each class of their Equity Interests (other than the Borrower) authorized, and the number of Equity Interests outstanding on the Closing Date and the number of Equity Interests covered by all outstanding options, warrants, rights of conversion or purchase and similar rights on the Closing Date. Except as set forth in Schedule 6.7, no Group Company (a) has any Subsidiaries, or (b) is engaged in any joint venture or partnership with any other Person. All Equity Interests of such Group Companies are duly and validly issued and are fully paid and non-assessable. Each Loan Party is the record and beneficial owner of, and has good and marketable title to, the Equity Interests pledged by (or purported to be pledged by) it (if any) under the Pledge Agreement or Canadian Pledge and Security Agreement, as applicable, free of any and all Liens except Permitted Liens, rights or claims of other Persons and, as of the Closing Date, there are no outstanding warrants, options or other rights (including derivatives) to purchase, or shareholder, voting trust or similar agreements outstanding with respect to, or property that is convertible into, or that requires the issuance or sale of, any such Equity Interests (or any economic or voting interests therein).

SECTION 6.8   Investment Company Act. No Loan Party is required to register as an "investment company" or a company "controlled" by an "investment company," as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.

SECTION 6.9   No Material Misstatements.

(a)   Such Loan Party has disclosed to the Agent and the Lenders all agreements, instruments and corporate or other restrictions to which it or any of its Subsidiaries is subject, and all other matters known to it, that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. On the Closing Date or at the time furnished (in the case of all other reports, financial statements, certificates or other information), the reports, financial statements, certificates or other information furnished (whether in writing or orally) (other than forecasts and other forward-looking information, budgets, estimates and information of a general economic or industry-specific nature) by, or on behalf of such Group Company to the Agent or any Lender in connection with the transactions contemplated hereby and the negotiation of this Agreement or delivered hereunder or under any other Loan Document (as modified or supplemented by other information so furnished), when taken as a whole, are complete and correct in all material respects and do not contain any material misstatement of fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading.

(b)   The Projections delivered to the Agent and Lenders prior to the Closing Date have been prepared in good faith based upon assumptions believed by the Loan Parties to be reasonable at the time made and at the time furnished (it being recognized that such Projections are not to be viewed as facts and that no assurance can be given that any particular financial projections (including the Projections) will be realized, that actual results may differ significantly from projected results and that such Projections are not a guarantee of performance).

SECTION 6.10   Labor Matters.

(a)   There are no strikes, lockouts, stoppages or slowdowns or other material labor disputes affecting, pending or threatened against any Group Company, other than such strikes, lockouts, stoppages, slowdowns or other disputes that do not impact continued operations at such impacted locations;

(b)   The Term Loan will not give rise to any right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which any Group Company is bound;

(c)   All material payments due from any Group Company, or for which any claim may be made against any Group Company, on account of wages and employee health and welfare insurance and other benefits, have been paid or accrued as a liability on the books of such Group Company; and

(d)   The hours worked by and payments made to employees of any Group Company have not been in violation of the Fair Labor Standards Act of 1938, as amended, except as would not reasonably be expected to result in a Material Adverse Effect.

SECTION 6.11   ERISA.

(a)   Each Plan and, with respect to each Plan, each ERISA Affiliate is in compliance in all material respects with the applicable provisions of ERISA and the Code;

(b)   Each Plan which is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the IRS indicating that such Plan is so qualified and nothing has occurred subsequent to the issuance of such determination letter which would cause such Plan to lose its qualified status;

(c)   No liability to the PBGC (other than required premium payments), the IRS, any Plan (other than in the ordinary course) or any trust established under Title IV of ERISA has been or is expected to be incurred by the any of ERISA Affiliates with respect to any Plan;

(d)   No ERISA Event has occurred or could reasonably be expected to occur;

(e)   The present value of all accrued benefit obligations under each Single Employer Plan (based on those assumptions used to fund such Single Employer Plans) did not, as of the last annual valuation date prior to the date on which this representation is made or deemed made, exceed the value of the assets of such Single Employer Plan allocable to such accrued benefit obligations by a material amount;

(f)   As of the most recent valuation date for each Multiemployer Plan, the potential liability of the ERISA Affiliates for a complete withdrawal from such Multiemployer Plan (within the meaning of Section 4203 or Section 4205 of ERISA), when aggregated with such potential liability for a complete withdrawal from all Multiemployer Plans, is zero;

(g)   The ERISA Affiliates have complied with the requirements of Section 515 of ERISA with respect to each Multiemployer Plan and are not in material "default" (as defined in Section 4219(c)(5) of ERISA) with respect to payments to a Multiemployer Plan;

(h)   No ERISA Affiliates contributes to, or has any liability with respect to, any Multiemployer Plan or has any contingent liability with respect to any post-retirement welfare benefit under a Plan that is subject to ERISA, other than liability for continuation coverage described in Part 6 of Title I of ERISA; and

(i)   No ERISA Affiliates maintains or contributes to any employee benefit plan that is subject to the laws of any jurisdiction outside the United States of America.

SECTION 6.12   Environmental Matters.   The Loan Parties are in compliance with all applicable Environmental Laws including obtaining, maintaining and complying with all Environmental Permits required for their current or intended operations or for any Property owned, leased, or otherwise operated by any of them in all material respects, except to the extent failure to so comply would not reasonably be expected to result in a Material Adverse Effect.

SECTION 6.13   Insurance.   Schedule 6.13 sets forth a true, complete and accurate description in all material respects and in reasonable detail of each Loan Party's general commercial liability and property or casualty policies maintained as of the Closing Date. Each Loan Party is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which it is engaged. No Loan Party (i) has received notice from any insurer or agent of such insurer that substantial capital improvements or other material expenditures will have to be made in order to continue such insurance or (ii) has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers.

SECTION 6.14   Security Documents. The Security Agreement, the Pledge Agreement, the Canadian Pledge and Security Agreement, and Mortgages (if any) (collectively, the "Security Documents") are effective to create in favor of the Agent, for the benefit of the Lenders, a legal, valid, binding and enforceable security interest in and pledge of the Collateral described therein and proceeds and products thereof. In the case of (i) pledged Equity Interests represented by certificates, if any, (x) when such certificates (together with powers of attorney to transfer such Equity Interests, in blank, executed by a duly authorized officer of the relevant Loan Party) are delivered to the Agent for possession within the State of New York or (y) when financing statements in appropriate form under the UCC or PPSA, as applicable, with respect to each such Loan Party are filed, all related filing fees are paid, and such financing statements are registered and indexed, and (ii) the other Collateral described in the Security Agreement or the Canadian Pledge and Security Agreement, as applicable, when financing statements in appropriate form under the UCC or PPSA, as applicable, with respect to each such Loan Party are filed, all related filing fees are paid, and such financing statements are registered and indexed, the Lien created by the Security Agreement in such Collateral shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the Loan Parties in such Collateral and the proceeds and products thereof, to the extent such Lien may be perfected by the filing of a financing statement under the UCC or PPSA, as applicable, as security for the Obligations, in each case, having the priority set forth herein.

SECTION 6.15   PATRIOT Act, etc. To the extent applicable, each Loan Party is in compliance, in all material respects, with (i) the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (ii) the PATRIOT Act. No part of the proceeds of the Term Loan will be used, directly or indirectly, for any payment to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

SECTION 6.16   Anti-Money Laundering Laws.

(a)   No Group Company is in violation of any Anti-Money Laundering Law or engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Money Laundering Law.

(b)   No Group Company, to their knowledge, their respective agents acting or benefiting in any capacity in connection with the Term Loan or the other transactions hereunder, is any of the following (each a "Blocked Person"):

(i)   a Person that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224;

(ii)   a Person owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224;

(iii)   a Person with which Agent or any Lender is prohibited from dealing or otherwise engaging in any transaction by any Anti-Money Laundering Law;

(iv)   a Person that commits, threatens or conspires to commit or supports "terrorism" (as defined in Executive Order No. 13224);

(v)   a Person that is named as a "specially designated national" on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control at its official website or any replacement website or other replacement official publication of such list; or

(vi)   a Person affiliated or associated with any Person described in Section 6.16(b)(i)-(v) above.

(c)   No Loan Party or, to the knowledge of any Loan Party, any of its agents acting in any capacity in connection with the Term Loan or the other transactions hereunder (i) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Blocked Person or (ii) deals in, or otherwise engages in any transaction relating to, any property or interests in property blocked pursuant to Executive Order No. 13224.

SECTION 6.17   Anti-Corruption Laws and Sanctions.

(a)   The Loan Parties have implemented and maintain in effect policies and procedures designed to promote and achieve compliance by the Loan Parties and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions.

(b)   the Loan Parties and their respective officers, directors, employees and to the knowledge of the Loan Parties, the agents of the Loan Parties, are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects.

(c)   (i) No Loan Party and to the knowledge of such Loan Party none of their directors, officers or employees, and (ii) to the knowledge of any Loan Party, no agent of such Loan Party that will act in any capacity in connection with or benefit from the Term Loan, is a Sanctioned Person.

SECTION 6.18   Reserved.

SECTION 6.19   Taxes; Governmental Charges. Each Group Company has filed prior to delinquency all material federal, state, provincial, and foreign income tax returns which are required to be filed, and has paid or caused to be paid all Taxes as shown on such returns or on any assessment received by it prior to the date such Taxes have become overdue, except any Taxes that are being contested in good faith and by appropriate proceedings for which appropriate reserves have been established in accordance with GAAP.

SECTION 6.20   Compliance with Law. The business and operations of such Loan Party and any of the Group Companies as conducted as of the Closing Date, are in compliance with all Requirements of Law in all material respects. No Group Company is engaged in any Restricted Cannabis Activities.

SECTION 6.21   Absence of Financing Statements. Except for Permitted Liens or those filings or recorded documents evidencing or relating to Permitted Liens, there is no financing statement, security agreement, chattel mortgage, real estate mortgage/deed of trust or other document filed or recorded with any filing records, office, registry or other public office, that purports to cover, affect or give notice of any present or possible future lien on, or security interest in, the Property of any Loan Party.

SECTION 6.22   Litigation. Except as set forth in Schedule 6.22, as of the Closing Date, there are no actions, suits, proceedings or investigations of any kind pending or, to the actual knowledge of such Loan Party, threatened against any Group Company before any court, tribunal or administrative agency or board which, (a) if adversely determined, would reasonably be expected to result in a Material Adverse Effect or (b) purport to affect or pertain to this Agreement or any other Loan Document or any of the transactions contemplated hereby.

SECTION 6.23   Solvency. The Group Companies, taken as a whole, before and immediately upon giving effect to the incurrence of the Term Loan hereunder on the Closing Date are Solvent.

SECTION 6.24   Material Contracts. Schedule 6.24 contains a true, accurate and complete list in all material respects of each Material Contract to which a Loan Party is a party as of the Closing Date, each of which is, to the actual knowledge of the applicable Loan Party, in full force and effect and is binding upon and enforceable against each Loan Party that is a party thereto and, to the actual knowledge of such Loan Party, all other parties thereto in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies. No Group Company is presently in material default (beyond any applicable grace or cure period), or has received a notice that it is in default, under any Material Contract to which it is a party and has not received any written notice of the intention of any other party (including any Governmental Authority) thereto to terminate, revoke, or suspend any Material Contract or of any alleged non-compliance thereunder.

SECTION 6.25   No Default or Event of Default. No event has occurred or is continuing which constitutes, or could reasonably be expected to result in, a Default or Event of Default hereunder.

SECTION 6.26   No Conflicts. The execution, delivery and performance by such Loan Party of this Agreement and other Loan Documents to which they are a party and the transactions contemplated by this Agreement (i) do not require any consent (including any Cannabis License), exemption, authorization or approval of, registration or filing with, or any other action by, any Governmental Authority, except (A) such as have been obtained or made and are in full force and effect, (B) filings necessary to perfect or maintain the perfection or priority of the Liens created by the Security Agreement, the Pledge Agreement, and Canadian

Pledge and Security Agreement and (C) filings with and submissions to any Governmental Authority as required by the Requirements of Law, (ii) will not violate the Organization Documents of any Group Company, (iii) will not violate or result in a default or require any consent or approval under any indenture, instrument, agreement, or other document binding upon any Loan Party or its property or to which any Loan Party or its property is subject, or give rise to a right thereunder to require any payment to be made by any Loan Party, (iv) will not violate any Requirement of Law in any material respect and (v) other than Liens created by the Loan Documents, will not result in the creation or imposition of any Lien on any property of any Loan Party, except, in each case with respect to clauses (i), (iii) and (iv) of this Section 6.26, for consents, authorizations or approvals obtained on or before the Closing Date.

SECTION 6.27   Reserved.

SECTION 6.28   Bank Accounts.   Schedule 6.28 contains a true, accurate and complete list in all material respects of each Bank Account of the Loan Parties as of the Closing Date.

ARTICLE VII.
AFFIRMATIVE COVENANTS

So long as any Obligation remains unpaid (other than inchoate indemnity obligations for which no claim has been asserted), each Loan Party covenants and agrees that, unless the Agent otherwise consents in writing:

SECTION 7.1   Compliance.

(a)   Compliance with Laws, Etc.   Each Loan Party will, and will cause its Subsidiaries (if any) to, comply with all Requirements of Law, except to the extent failure to so comply would not reasonably be expected to result in a Material Adverse Effect.

(b)   Compliance with Environmental Laws; Notice; Preparation of Environmental Reports.

(i)   Each Loan Party will, and will cause its Subsidiaries (if any) to, comply, and will use commercially reasonable efforts to cause all lessees and other Persons operating or occupying its owned Real Property to: (A) comply, with all applicable Environmental Laws and Environmental Permits; (B) obtain and renew all Environmental Permits necessary for its operations and properties; (C) to the extent required by any Governmental Authority, conduct any investigation, study, sampling and testing, and undertake any cleanup, response or other corrective action, in each case, necessary to address any releases of Materials of Environmental Concern by such Group Company at, on, under or emanating from any Real Property owned, leased or operated by it in accordance with the requirements of all Environmental Laws, and (D) make an appropriate response to any investigation, notice, demand, claim, suit or other proceeding asserting Environmental Liability against such Group Company and discharge any obligations it may have to any Person thereunder, except in the case of each of clauses (A) through (D), where the failure to do so would not reasonably be expected to have a Material Adverse Effect;

(ii)   Solely to the extent that Agent has reason to believe that there has been a release on such Material Real Property of Materials of Environmental Concern in violation of Environmental Laws, at the reasonable request of the Agent from time to time (but, except during the continuance of an Event of Default, not more than once per year): (A) with respect to any First Priority Mortgage described in such request, provide to the Agent within seventy-five (75) days after such request, at the expense of the Loan Parties, a "Phase I" environmental assessment report, prepared, in form and content and, by an environmental consulting firm, reasonably acceptable to the Agent, indicating the absence of "recognized environmental condition" (as that term is defined in the ASTM standard practice for Phase I environmental site assessments) or noncompliance with Environmental Law; and (B) with respect to any Second Priority Mortgage described in such request, deliver to the Agent, within seventy-five (75) days after such request and at the expense of the Loan Parties, an updating reliance letter (or similar reliance or update letter reasonably acceptable to the Agent) from the environmental consulting firm that prepared the most recent Phase I environmental assessment report for such Real Property, confirming that the Agent may rely on such report and that there has been no material adverse change in the environmental condition and no new recognized environmental condition of such Real Property since the date thereof. Without limiting the generality of the foregoing, if an Event of Default has occurred and is continuing and the Agent determines that a material risk exists that any report or reliance letter required above will not be provided within the applicable time period, the Agent may retain an environmental consulting firm to prepare such report or reliance letter, as applicable, at the expense of the Borrower. Each Loan Party will, and will cause its Subsidiaries (if any) to, at their sole cost and expense, comply with all reasonable written requests of the Agent to effectuate remediation of any condition (including, without limitation, a release of Materials of Environmental Concern) in, on, under or from the owned Real Property or take other reasonable action necessary to come into compliance with Environmental Law, but only to the extent required by applicable Environmental Law.

SECTION 7.2   Reporting and Notice Requirements. The Loan Parties will furnish to the Agent:

(a)   Monthly Financial Information. As soon as practical, and in any event within thirty (30) days after the end of each fiscal month of the Loan Parties (including any fiscal month that is also a quarter-end), the following information for such month, in form and detail reasonably satisfactory to the Agent:

(i)   Profit and Loss. Statements of profit and loss for each cultivation, processing, and retail location of the Group Companies, together with a roll-up to consolidated results; provided that, to the extent any sale-leaseback expenses are reflected within interest expense, a reasonably detailed breakout thereof shall be provided;

(ii)   Consolidated Balance Sheet. A consolidated balance sheet of the Borrower and its consolidated Subsidiaries as of the end of such month;

(iii)   Consolidated Cash Flow Statement. A consolidated statement of cash flows of the Borrower and its consolidated Subsidiaries for such month, including a breakout of (A) cash income taxes paid, (B) cash interest paid, (C) cash capital expenditures paid, and (D) increases or decreases in key working capital items;

(iv)   Bank Account Statements. The most recent bank account statements for all Bank Accounts belonging to Loan Parties (including, for the avoidance of doubt, all Bank Accounts (including for the avoidance of doubt Excluded Accounts), together with an Excel file reconciling such bank account statements to the total consolidated cash balance reflected on the consolidated balance sheet delivered pursuant to clause (ii) above;

(v)   Accounts Payable. An accounts payable agings report, including a description of any past due accounts which are being contested in good faith;

(vi)   Cash Summary. A brief written summary from the chief financial officer of the Borrower detailing the key drivers of changes to the cash balance of the Borrower and its consolidated Subsidiaries during such month; and

(vii)   Liquidity Certificate. A certificate of an Authorized Officer of the Borrower calculating and certifying as to the aggregate Controlled Account balances as of the last day of the most recently ended month and confirming compliance with the minimum liquidity covenant set forth in Section 8.18.

(b)   Quarterly Reporting. Within 45 days after the end of each fiscal quarter (or 60 days after the end of the fourth fiscal quarter), the Loan Parties shall deliver to the Agent, in form and detail reasonably satisfactory to the Agent, all of the following, broken down by month for each month in such fiscal quarter: (i) updated versions of the key performance indicator data files delivered to the Agent prior to the Closing Date, including: (A) Private Brand % of PL Sales; (B) Retail Sales Gross Margin Breakdown; (C) Monthly KPIs by Retail Location; (D) All Markets Sales by Category; (E) % Wholesale Sales Breakdown; (F) Harvest Metrics by GP Facility; and (G) Wholesale Pricing Over Time; and (ii) an updated version of the 2025 Addbacks Detail file.

(c)   Annual Audited Financial Statements. Beginning with the Fiscal Year ended on December 31, 2026, as soon as available, and in any event within ninety (90) days after the end of each Fiscal Year: (i) balance sheets (which are to be consolidated, if applicable), statements of operations, changes in partnership capital and statements of cash flows of the Borrower and its consolidated Subsidiaries as at the end of such Fiscal Year, setting forth in each case in comparative form the figures for the corresponding date or period set forth in (A) the financial statements for the immediately preceding Fiscal Year, and (B) the Projections, all in reasonable detail and prepared in accordance with GAAP, and accompanied by a report and an opinion, prepared in accordance with generally accepted auditing standards, of independent certified public accountants of recognized standing selected by the Borrower and satisfactory to the Agent (which opinion shall be without any qualification or exception as to the scope of such audit, and the failure to deliver such an unqualified opinion shall be a breach of this covenant). For clarity, such Annual Financial Statements shall be materially consistent with the unaudited annual financial statements for such period previously delivered by the Borrowers to the Agent, except for qualifications or exceptions relating to footnotes and disclosures that are customary or required by GAAP or applicable auditing standards to the extent they would not reasonably be expected to cause a Material Adverse Effect.

(d)   Quarterly Compliance Certificate. As soon as practical and in any event within sixty (60) days after the end of the each fiscal quarter of Borrower, a certificate of the Chief Financial Officer or President of the Borrower (a "Quarterly Compliance Certificate") in the form of Exhibit D hereto or such other form acceptable to Agent, certifying (or providing a schedule of exceptions) that: (i) the Authorized Officer has reviewed the provisions of this Agreement and the other Loan Documents and has made or caused to be made under his or her supervision a review of the condition and operations of the Loan Parties during the period covered by such financial statements with a view to determining whether the Loan Parties were in compliance with all of the provisions of this Agreement and such Loan Documents at the times such compliance is required hereby and thereby, and that such review has not disclosed, and such Authorized Officer has no knowledge of, the occurrence and continuance during such period of an Event of Default or Default or, if an Event of Default or Default had occurred and continued or is continuing, describing the nature and period of existence thereof and the action which the Loan Parties propose to take or have taken with respect thereto; (ii) each of the representations and warranties made in Article VI hereof shall be true and correct in all material respects as of the date thereof with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects as of such earlier date) and except to the extent of changes permitted by the terms of this Agreement; *provided* that any representation and warranty qualified by "materiality", "Material Adverse Effect" or similar language shall be true and correct (after giving effect to any qualification therein) in all respects; (iii) all insurance coverage required hereunder is being maintained and there have been no claims filed under such policies; (iv) no material lawsuits or material claims have been threatened in writing or filed against any Group Company; (v) there have not been any material investigations, inquiries, or other disciplinary actions by any Governmental Authority required to be disclosed pursuant to Section 7.2(h), except as has already been disclosed to the Agent in accordance with such section; (vi) a summary of the status of any Permitted Acquisitions required to be disclosed to the Agent pursuant to terms hereof, including copies of related term sheet and letters of intent; (vii) a calculation of the Total Secured Debt to Adjusted EBITDA Ratio as of the most recently ended fiscal quarter, and (viii) all Subsidiaries that have been designated as Excluded Subsidiaries continue to comply with the applicable requirements of such definition and remain Excluded Subsidiaries.

(e)   Perfection Certificate. Concurrently with the delivery of the annual financial statements required to be delivered pursuant to Section 7.2(c) above, an updated Perfection Certificate identifying changes to the Perfection Certificate delivered on the Closing Date.

(f)   Tax Returns. Within thirty (30) days after the filing thereof, copies of the annual income tax returns filed by any Group Company.

(g)   Notice of Default; Loss of Material Contract or Material Adverse Effect. Promptly (but in any event within five (5) days after an Authorized Officer of Borrower has actual knowledge thereof), notice of the occurrence of (i) any Default or Event of Default, (ii) termination of a Material Contract prior to expiration thereof, (iii) any default under any Material Debt, or (iv) the occurrence of any event or development that would reasonably be expected to have a Material Adverse Effect, in each case together with the written statement of an Authorized Officer of the Borrower setting forth the details of such Event of Default, Default, termination, or other event or development, and the action(s) which the affected Group Company proposes to take with respect thereto.

(h) Communications with Governmental Authorities. Promptly after submission to or receipt from any Governmental Authority, all material documents and information furnished to or received from such Governmental Authority in connection with any investigation, notice of enforcement proceedings, complaints, or inspections by any Governmental Authority with respect to any Group Company or relating to any Cannabis License, other than routine inquiries, routine filings with, routine inspections, and other routine communications in the ordinary course of business with, any such Governmental Authority (but including for the avoidance of doubt any material notice regarding a Cannabis License).

(i) Material Contracts. As soon as possible and in any event within five (5) Business Days after execution, receipt or delivery thereof, copies of any material notices that any Loan Party executes or receives in connection with any Material Contract.

(j) Financial Reports. Promptly following receipt or preparation thereof, notice to the Agent in writing of any financial reports (including, without limitation, management letters), if any, submitted to Borrower by its auditors in connection with any annual or interim audit of the books thereof and any significant written final reports submitted to the Borrower by its accountants in connection with any annual, interim or special audit or review of any type of the financial statements or related internal control systems, including any final comment letters delivered to management, and shall promptly deliver copies thereof upon the written request of Agent.

(k) Insurance. Promptly upon the written request, any certification or other evidence reasonably requested from time to time by any Lender or Agent, confirming the Group Companies' compliance with Section 7.7 hereof.

(l) Notice of Change in Fiscal Year. The Fiscal Year of the Borrower and the other Loan Parties is December 31 of each calendar year. Borrower will promptly notify Agent if any Group Company changes its Fiscal Year.

(m) Notification of Pending Litigation. An Authorized Officer of Borrower will, promptly upon becoming aware thereof, notify the Agent in writing of the commencement of, or any material development in, any material litigation or proceeding affecting a Group Company. Additionally, the Loan Parties shall provide prompt updates on any development or communication relating to the Sammartino Notes.

(n) Additional Information. Such other reports and other information concerning the condition or operations, financial or otherwise as the Agent may from time to time reasonably request.

Documents required to be delivered pursuant to Section 7.2 (to the extent any such documents are included in materials otherwise filed with the Canadian Securities Authorities or the SEC) may be delivered electronically and, if so delivered, shall be deemed to have been delivered on the date (i) on which such materials are publicly available and posted on the Borrower's profile on the Canadian Securities Administrators' System for Electronic Data Analysis and Retrieval + ("SEDAR+") or on the SEC's Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system; or (ii) on which such documents are posted on the Borrower's behalf on an internet or intranet website, if any, to which each Private Side Lender and the Agent have access (whether a commercial, third-party website or whether made available by the

Agent); provided that: (A) upon written request by the Agent (or any Private Side Lender through the Agent) to the Borrower, the Borrower shall deliver paper copies of such documents to the Agent or such Private Side Lender within five (5) Business Days of the applicable document being posted on SEDAR+ or EDGAR or posted on an internet or intranet website until a written request to cease delivering paper copies is given by the Agent or such Private Side Lender and (B) if no written request has been delivered to the Borrower in accordance with subsection (A) of this paragraph, the Borrower shall notify the Agent and each Private Side Lender (e-mail to suffice) of the posting of any such documents within three (3) Business Days of such posting.

Notwithstanding anything in this Section 7.2 to the contrary, a Lender may specify in writing to Borrower that it does not wish to receive material non-public information with respect to Borrower, its Subsidiaries or their respective securities (the "Public Side Lenders"). Financial reporting information that Borrower deems to contain material non-public information only shall be made available to Lenders who elect, pursuant to a written notice to Borrower, to receive material non-public information (the "Private Side Lenders"). In the event a Lender does not elect to be a Public Side Lender or a Private Side Lender pursuant to a written notice to Borrower, such Lender shall be treated as a Public Side Lender by Borrower until such time, if ever, that Borrower shall have received a written notice from the applicable Lender that such Lender desires to be considered a Private Side Lender.

SECTION 7.3   Use of Proceeds. The Borrower shall use the proceeds of the Term Loan only to (i) repay the Refinanced Debt in full, (ii) pay the Agent's fees and expenses, and (iii) for ordinary working capital purposes of the Loan Parties, in each case as specified in the letter of direction delivered by the Borrower to the Agent on the Closing Date.

SECTION 7.4   Taxes and Liens. Each Group Company will (a) pay, discharge or otherwise satisfy prior to delinquency all of its Federal, state and other material obligations and liabilities in respect of Taxes imposed upon it or upon its income or profits or in respect of its Property, taking into account the uncertain tax position reported with respect to 26 U.S. Code §280E (to the extent applicable), except, in each case, (i) to the extent any such Tax is being contested in good faith and by appropriate proceedings for which appropriate reserves have been established in accordance with GAAP and such failure to pay or discharge such obligations and liabilities would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and no Lien other than a Permitted Lien secures such Taxes, or (ii) the deferral of federal or state income Taxes pursuant to a payment plan or installment agreement entered into with the applicable Governmental Authority, so long as such Group Company is in compliance with the terms of such payment plan or installment agreement, provided that if any such Taxes result in or relate to one or more Tax Lien in excess of $5,000,000 in the aggregate, the Borrower shall promptly notify Agent thereof and the terms of such payment plan or installment agreement shall be subject to the prior written approval of Agent (not to be unreasonably withheld); and (b) timely and accurately file all federal, state and other Tax returns required to be filed. [***].

SECTION 7.5   Maintenance of Property and Licenses.

(a)   Maintenance of Property. The Loan Parties will at all times maintain, preserve, protect, and keep, or cause to be maintained, preserved, protected, and kept, the

Property of each such Loan Party, in good repair, working order, and condition (ordinary wear and tear excepted) and consistent with the applicable entity's past practice.

(b)   Preservation of Material Contracts and Permits.   Except as otherwise permitted by Agent in writing in its sole discretion, each Group Company will at all times: (i) preserve, renew and keep in full force and effect in all material respects all Material Contracts (including for the avoidance of doubt, each Cannabis License (but subject to Dispositions of Cannabis License permitted under clause (n) of the definition of Permitted Dispositions)), (ii) preserve, renew, and keep in full force and effect all material governmental permits, licenses, authorizations, approvals, entitlements and accreditations that are necessary in the proper conduct of its business (including for the avoidance of doubt, each Cannabis License), and (iii) file all material documents required to be filed and pay all material regulatory obligations required to be paid to any Governmental Authority with jurisdiction over any Material Contracts (if applicable) and other material governmental permits or licenses.

SECTION 7.6   Right of Inspection.   Upon not less than ten (10) Business Days' prior written notice by the Agent to the Borrower (except that during the continuance of an Event of Default, only one (1) Business Day's prior written notice shall be required), the Loan Parties will permit the Agent and any representative of the Agent (including but not limited to Agent's engineer, architect, or inspector) from time to time during normal business hours to examine and make copies of and abstracts from its records and books of account, to visit and inspect its properties, to verify notes, accounts receivable, deposit accounts and its other assets, to conduct audits, physical counts, valuations, appraisals or examinations and to discuss its affairs, finances and accounts with any of its directors, officers or managerial employees or independent accountants (*provided* that a representative of the Loan Parties shall be provided the opportunity to be present for any meeting with the Borrower's independent accountants); provided, however, that so long as no Event of Default has occurred or is continuing the Loan Parties shall only be responsible for the cost of one (1) such inspection per fiscal year, not to exceed $25,000 per location (or $50,000 in the aggregate across all locations during any fiscal year).   In furtherance of the foregoing, each Loan Party hereby authorizes its independent accountants to discuss the affairs, finances and accounts of such Person (independently or together with representatives of such Person) with the Agent in accordance with this Section 7.6. Notwithstanding the foregoing, if access to any restricted area of a Group Company's property requires prior notice to or approval from a Governmental Authority, the Loan Parties shall use commercially reasonable efforts to obtain such notice or approval and otherwise facilitate Agent's access. A failure to provide such access will not constitute a breach of this Section solely to the extent that a Governmental Authority denies such access or Agent fails to timely cooperate in a commercially reasonable effort for such approval process notwithstanding the Loan Parties' commercially reasonable efforts to obtain the required notice or approval; provided that the Loan Parties shall cooperate in good faith with Agent to provide such alternative access, information or documentation regarding the applicable property or assets as Agent may reasonably request.

SECTION 7.7   Insurance.   The Loan Parties will maintain or cause to be maintained with financially sound and reputable insurers, casualty insurance, such public liability insurance, third party property damage insurance, and, solely to the extent any Mortgaged Real Property is located in a flood zone, flood risk insurance, in each case with respect to liabilities, losses or damage in respect of the assets, properties and businesses of the Loan Parties as may customarily be carried or maintained by Persons of established reputation engaged in business in the applicable jurisdiction, in each case in such amounts (giving effect to self-insurance), with such deductibles, covering such risks and otherwise on such terms and conditions shall be customary for such persons. All casualty policies covering the Collateral are to be made payable to the Agent in case of loss, under a standard noncontributory "lender" or "secured party" clause and are to contain such other provisions as the Agent may require to fully protect the Lenders' interest in the Collateral and to any payments to be made under such policies. For each Mortgaged Real Property that is not subject to a Permitted Priority Lien, the Loan Parties will cause Agent to be named as an additional insured, loss payee and insured mortgagee, as applicable, on each general commercial liability and casualty insurance policy, as applicable, pursuant to endorsements (or, in the case of the Canadian Loan Parties, certificates of insurance) in form and content reasonably acceptable to Agent. Copies of all certificates of insurance are to be delivered to the Agent, with the loss payable and additional insured endorsement in favor of the Agent for the benefit of the Lenders, as their respective interests may appear, and shall provide for not less than thirty (30) days' (10 days' in the case of non-payment) prior written notice to the Agent of the exercise of any right of cancellation. If any Loan Party fails to maintain the insurance required under this Section 7.7, the Agent, after prior written notice to the Borrower, may arrange for such insurance, but at the Borrower's expense and without any responsibility on the Agent's and Lenders' part for obtaining the insurance, the solvency of the insurance companies, the adequacy of the coverage, or the collection of claims. Upon the occurrence and during the continuance of an Event of Default, the Agent shall, upon the direction of the Lenders, have the sole right, in the name of the Lenders, to direct any Borrower to file claims under any insurance policies, to receive, receipt and give acquittance for any payments that may be payable thereunder, and to execute any and all endorsements, receipts, releases, assignments, reassignments or other documents that may be necessary to effect the collection, compromise or settlement of any claims under any such insurance policies.

SECTION 7.8   Maintenance of Office. The Borrower shall maintain its chief executive office at 301 Yamato Road, Suite 3250, Boca Raton, Florida 33431, or at such other place in the United States of America as the Borrower shall designate upon written notice to the Agent, where notices, presentations and demands to or upon the Borrower in respect of the Loan Documents to which the Borrower are a party may be given or made.

SECTION 7.9   Existence. Each Group Company will preserve and maintain its legal existence and all of its rights, privileges, licenses, contracts and property and assets used or useful to its business, except where the failure to maintain and preserve such rights, privileges, licenses, contracts, property or assets would not reasonably be expected to have a Material Adverse Effect, except in each case, for transactions permitted under Section 8.4.

SECTION 7.10   Deposit Account Control Agreements. On or before the Closing Date, unless extended by the Agent in its sole discretion, the Loan Parties shall have delivered to the Agent a fully executed deposit account control agreement (the "DACA"), in form and substance satisfactory to the Agent, with respect to each Bank Account (other than an Excluded Account). In the event that any Loan Party opens any new Bank Account (other than an Excluded Account) after the date hereof, such Loan Party shall deliver to the Agent a fully executed DACA, or amend, restate or amend and restate an existing DACA, in form and substance satisfactory to the Agent, within ten (10) days of such new Bank Account or Bank Account ceasing to qualify as an Excluded Account, unless otherwise agreed by the Agent in writing in its sole discretion, it being acknowledged and agreed to by the Agent that with respect to any DACA required to be delivered after the date hereof from a depositary institution that has previously entered into a DACA in connection with the Loan Documents, shall be deemed to be satisfactory to the Agent so long as such new DACA is substantially in the form of such previously agreed to DACA.

SECTION 7.11   Landlord Waivers; Collateral Access Agreements. With respect to (a) any Real Property that is not owned by a Loan Party, or (b) any location where Collateral is stored on the premises of a bailee, warehouseman, or similar party location, then in each case such Loan Party will and shall cause any of its applicable Subsidiaries, to use commercially reasonable efforts to obtain written subordinations or waivers or collateral access agreements as the case may be, promptly after such Real Property is leased or such Collateral is placed at such location, in form and substance reasonably satisfactory to the Agent until such time the parties mutually agree otherwise.

SECTION 7.12   Additional Guarantors and Collateral Security.

(a)   Each Loan Party shall cause each of its direct and indirect Subsidiaries (other than any Excluded Subsidiaries) formed or acquired after the Closing Date, to execute and deliver to the Agent promptly (and in any event within thirty (30) days after the formation or acquisition thereof), (1) a Joinder Agreement, pursuant to which such Subsidiary shall be made a party to this Agreement as a Guarantor (including providing supplements to the Schedules hereto); (2) supplements to each of the Security Agreement and the Pledge Agreement or Canadian Pledge Agreement, as applicable, together with (A) certificates, if any, evidencing all of the Equity Interests of any Person owned by such Subsidiary required to be pledged under the terms of the Pledge Agreement or Canadian Pledge and Security Agreement, as applicable, (B) undated stock powers for such certificated Equity Interests, if any, executed in blank, and (C) such opinions of counsel as the Agent may reasonably request; (3) Omnibus Collateral Assignments in favor of Agent for any Material Contracts of such newly formed or acquired Subsidiary; (4) a joinder to the Intercompany Subordinated Note, pursuant to which such Subsidiary shall be made a party to the Intercompany Subordinated Note as an Affiliated Obligor (as defined in the Intercompany Subordinated Note) thereunder; and (5) such other agreements, instruments, approvals or other documents reasonably requested by the Agent in order to effect the intent that such Subsidiary shall become bound by all of the terms, covenants and agreements contained in the Loan Documents and that all property and assets of such Subsidiary shall become Collateral for the Obligations.

(b)   To the extent any of the following is acquired or entered into by any Loan Party after the Closing Date, each Loan Party will promptly, in any event within five (5) Business Days after entering into the same, deliver an Omnibus Collateral Assignment to Agent for: (i) any Material Contract that is a Management Agreement or a Lease Agreement, or (ii) any other material agreement as may be reasonably requested by Agent, but in each case, excluding any such agreement to the extent that it constitutes Excluded Collateral (as defined in the Security Agreement); each in form and substance reasonably satisfactory to the Agent.

(c)   In the event any Loan Party acquires any fee owned Real Property (or in the event any Subsidiary that is required to be joined as a Guarantor hereunder pursuant to clause (a) above owns any fee owned Real Property), Borrower shall notify the Agent of such Real Property immediately after such acquisition or joinder and in any event within five (5) Business Days of such acquisition or joinder, as applicable, and within 45 days (or such longer period consented to by Agent in writing), such Person shall execute and/or deliver, or cause to be executed and/or delivered, to Agent, the applicable Real Property Deliverables relating to Material Real Property, including not limited to an appraisal in form and substance satisfactory to Agent.

SECTION 7.13   Anti-Corruption Laws and Anti-Money Laundering Laws.

(a)   The Group Companies shall maintain policies and procedures that are designed to ensure compliance by each Group Company and their respective directors, officers, employees and agents with all Anti-Corruption Laws and Anti-Money Laundering Laws.

(b)   The Group Companies shall comply with all applicable Anti-Corruption Laws and Anti-Money Laundering Laws.

SECTION 7.14   Lender Meetings. The Loan Parties will participate in quarterly (or if reasonably requested by the Agent, monthly) conference calls or, to the extent agreed by Borrower and Agent, in person meetings with the Agent and those Lenders electing to participate (other than Affiliate Lenders), such conference calls and meetings to be held at such time as may be agreed to by the Borrower and the Agent; provided, that: (a) the failure to hold any such meeting resulting primarily from the action or inaction of the Agent or any Lender shall not be deemed to a breach of the Loan Parties' obligations under this Section 7.14, and (b) in the event any Public Side Lender decides to attend such conference calls or in person meetings, no information constituting material non-public information shall be shared or discussed.

SECTION 7.15   Lien Releases. Prior to the commencement of any construction, improvement or related activity on any Material Real Property after the date the Mortgage on such Real Property has been recorded, the Loan Party shall obtain a Lien release or subordination of Lien, in form and substance satisfactory to the Agent, from each contractor, mechanic, materialman, laborer or other Person involved with the construction, build-out and equipping of any Material Real Property that also provided work, supplies or services, or has an Affiliate that provided work, supplies or services, on such Material Real Property prior to the date the Mortgage on such Material Real Property was recorded, provided that the provisions of this Section 7.15 shall not require any Loan Party to obtain a Lien release or subordination of a Permitted Lien described in Section 8.3 existing as of the Closing Date.

SECTION 7.16   Sales-Tracking Software. Upon the written request of the Agent after the occurrence and during the continuance of an Event of Default, the Loan Parties shall grant to the Agent view access with respect to their Sales Tracking Software; provided that, such access shall be reasonably limited to ensure that the Loan Parties are not disclosing: (a) any personally identifiable information of any customers of a Loan Party; (b) any other information a Loan Party is not permitted to disclose pursuant to Requirements of Law, or (c) an information in breach of any confidentiality obligations imposed on a Loan Party.

SECTION 7.17   Further Assurances. The Group Companies shall cooperate with the Agent and execute such further instruments and documents as the Agent shall reasonably request to carry out to its satisfaction the transactions contemplated by this Agreement and the other Loan Documents.

SECTION 7.18   Post-Closing Obligations. Comply with the provisions set forth in Schedule 7.18 within the time periods set forth therein (or such later date to which the Agent consents in its sole discretion).

SECTION 7.19   Securities Laws Matters. Borrower shall (a) maintain the listing and posting for trading of its common shares on the Canadian Securities Exchange unless such capital stock is listed and posting for trading on the New York Stock Exchange or Nasdaq or another duly authorized stock exchange in the United States or Canada (so long as any transition of the listing of such capital stock is not the result of a failure of Borrower to comply with the listing requirements of the applicable stock exchange), in which case it shall maintain such listing and posting on such exchange, and (b) maintain its status as a filer with the SEC or the equivalent thereof in Canada, and, in each case not in default (beyond any notice and cure period) of the requirements of the Applicable Securities Legislation in the Reporting Jurisdictions.

SECTION 7.20   Obligor Leases. Subject to   Section 7.18 hereof, notwithstanding anything in the any leases (in which the landlord and the tenant are both Obligors) with respect to any Real Property which is encumbered by a Mortgage (collectively, the "Obligor Leases") to the contrary, but subject to the rights of the holder of the (i) Existing Mortgage on the Manassas Property, (ii) Existing Mortgage on the Arlington Property, and (iii) Existing Mortgage on the Dickson City Property, the parties to each such Obligor Leases acknowledge and agree that the Obligor Leases and the rights of the Obligor tenant thereunder ("Obligor Tenant") are and shall be subject and subordinate in right, interest and lien, and for all purposes, to the applicable Mortgage, and to all renewals, modifications, consolidations, replacements, and extensions thereof, and to any subsequent lien of the Administrative Agent with which Administrative Agent's Lien under the applicable Mortgage may be spread or consolidated, to the full extent of the principal sum and all other amounts secured thereby and interest thereon. If Agent or any other entity (each a "Successor Landlord") succeeds to the interest of the landlord under the applicable Obligor Lease (each, the "Obligor Landlord") through foreclosure, by other proceeding to enforce the applicable Mortgage or by deed-in-lieu of foreclosure (a "Foreclosure"), but subject to the rights of the holder of the (i) Existing Mortgage on the Manassas Property, (ii) Existing Mortgage on the Arlington Property, and (iii) Existing Mortgage on the Dickson City Property, and if the applicable Obligor Lease shall not have expired or been terminated in accordance with the terms of the applicable Obligor Lease or this Agreement or pursuant to Foreclosure, then, the applicable Obligor Tenant thereunder shall, from and after such event, attorn to Agent or the applicable Successor Landlord or its assignee, all rights and obligations under the applicable Obligor Lease to continue as though the interest of the applicable Obligor Landlord had not terminated. Such attornment shall be effective and self-operative without the execution of any further instrument on the part of the parties hereto. Each Obligor Tenant agrees, however, but subject to the rights of the holder of the (i) Existing Mortgage on the Manassas Property, (ii) Existing Mortgage on the Arlington Property, and (iii)

Existing Mortgage on the Dickson City Property, to execute and deliver at any time and from time to time, upon the request of Agent or a Successor Landlord, any customary and commercially reasonable instrument or certificate which may be necessary or appropriate in any such foreclosure proceeding or otherwise to evidence such attornment. Agent in the event of attornment shall have the same remedies in the event of any default by the applicable Obligor Tenant (beyond any period given to such Obligor Tenant to cure such default if provided for in the applicable Obligor Lease) in the payment of rent or in the performance of any of the terms, covenants, and conditions of the applicable Obligor Lease on such Obligor Tenant's part to be performed that are available the applicable Obligor Landlord under the applicable Obligor Lease.

SECTION 7.21   Arlington Property. Borrower shall (within five (5) Business Days thereof) notify Agent if the Existing Mortgage encumbering the Arlington Property has been released, and within ten (10) Business Days from such notice, shall (i) enter into either an Amendment of the Mortgage in favor of Agent or, if reasonably required by Agent, a new Mortgage in favor of Agent encumbering the Arlington Property, in order to increase the amount of the Obligations secured by such Mortgage to an amount equal to the then fair market value of the Arlington Property, as reasonably determined by Agent, and (ii) deliver to Agent either in the case of an Amendment to the original Mortgage, an endorsement to the title policy issued in connection with the original Mortgage encumbering the Arlington Property or, in the case of a new Mortgage, a new title policy insuring the new Mortgage (identical to the title policy delivered in connection with the original Mortgage encumbering the Arlington Property), reflecting the increased amount of coverage under such title policy to the amount of the portion of the Obligations secured by such Mortgage and in either case, without adding any new exceptions to Schedule B-1 of such title policy.

ARTICLE VIII.
NEGATIVE COVENANTS

So long as any Obligation remains unpaid (other than inchoate indemnification obligations for which no claim has been asserted), no Loan Party shall, without the Agent's prior written consent, and no Loan Party shall permit any of its Subsidiaries to:

SECTION 8.1   Restrictive Agreements, Etc. Enter into any agreement (other than a Loan Document) prohibiting:

(a)   the ability of such Person to amend or otherwise modify any Loan Document or waive, consent to or otherwise deviate from any provision under any Loan Document; or

(b)   the ability of such Person to make any payments, directly or indirectly, to any Loan Party pursuant to the terms of this Agreement or the other Loan Documents, including by way of dividends, advances, repayments of loans, reimbursements of management and other intercompany charges, expenses and accruals or other returns on investments.

The foregoing prohibitions shall not apply to (i) customary restrictions of the type described in clauses (a) and (b) above (which do not prohibit the Loan Parties from complying with or performing the terms of this Agreement and the other Loan Documents) which are contained in any agreement, (ii) restrictions or conditions contained in contracts, leases and documents governing (A) Debt in existence as of the Closing Date, (B) any Permitted Purchase Money Debt, or (C) the Existing Mortgages solely with respect to the Manassas Debt Increase, (iii) for the assignment of any contract or licensed intellectual property entered into by any Group Company in the ordinary course of business, (iv) for the transfer of any asset pending the close of the sale of such asset pursuant to a Permitted Disposition, (v) with respect to any lease existing on the date hereof, customary provisions in leases restricting the assignment or sublet thereof.

SECTION 8.2   Restrictions on Debt. Create incur, assume, guarantee or be or remain liable, contingently or otherwise, with respect to any Debt other than:

(a)   the Obligations and any other Debt arising under any of the Loan Documents;

(b)   Permitted Purchase Money Debt and any Permitted Refinancing Debt of such Debt, incurred from and after the Closing Date; provided that the aggregate principal amount of all such Debt incurred from and after the Closing Date shall not exceed $5,000,000 in the aggregate;

(c)   Debt of any Loan Party owing to another Loan Party; provided all such Debt shall be subject to the Intercompany Subordinated Note;

(d)   Debt in respect of Taxes to the extent that payment therefor shall not at the time be required to be made in accordance with the provisions of Section 7.4 and not otherwise constituting an Event of Default;

(e)   Debt in respect of judgments or awards that do not constitute an Event of Default under Section 9.1(p);

(f)   (i) Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business and (ii) endorsements for collection, deposit or negotiation and warranties of products or services, in each case incurred in the ordinary course of business;

(g)   guarantees in the ordinary course of business of the obligations of contractors, payment processors, suppliers, customers, franchisees, licensees and other commercial contracts of the Loan Parties;

(h)   Debt existing as of the Closing Date and set forth on Schedule 8.2; provided that no such Debt of Jushi Europe or its Subsidiaries is guaranteed by, or secured by the assets of, any Loan Party or any Domestic Subsidiary thereof;

(i)   Debt secured by the Existing Mortgages, the Manassas Debt Increase, and the Toledo Mortgage, if applicable

(j)   Subordinated Debt;

(k)   unsecured Debt owing to insurance carriers or any other Person providing casualty, liability or other insurance, and incurred to finance insurance premiums in the ordinary course of business;

(l)   Debt incurred in respect of automatic clearing house arrangements, netting services, overdraft protections, credit cards, credit card processing services, debit cards, stored value cards, purchase cards (including so-called "procurement cards" or "P-cards"), cash management products or services, or other cash management and treasury services, or similar services, in each case, incurred in the ordinary course of business;

(m)   contingent liabilities in respect of any indemnification obligation, adjustment of purchase price, non-compete, or similar obligation of any Loan Party incurred in connection with the consummation of one or more Permitted Acquisitions or other Investments, fundamental changes, Permitted Dispositions, or customary indemnification obligations incurred in the ordinary course of business in connection with transactions otherwise permitted under this Agreement;

(n)   Debt: (i) in connection with surety, performance, bid, appeal or similar bonds, letters of credit, bank guarantees, completion guarantees and other similar obligations obtained in the ordinary course of business; (ii) owed to any Person providing workers' compensation, health, disability or other employee benefits; (iii) in connection with environmental obligations or property; (iv) owed to any Person providing casualty or liability insurance of the Loan Parties; and (v) in connection with other surety, performance or similar bonds (including cannabis licensing, warehouse, liquor licensing and customs bonds) in the ordinary course of business;

(o)   to the extent constituting Debt: (i) contingent obligations arising under indemnity agreements to title insurance companies to cause such title insurers to issue title insurance policies in the ordinary course of business with respect to real property of a Borrower or its Subsidiaries, (ii) obligations in connection with repurchase agreements constituting Cash Equivalents at the time such Investment was made, (iii) endorsement of instruments or other payment items for deposit in the ordinary course of business and (iv) deferred compensation, pension plan and pension benefit obligations and liabilities to current or former employees, officers, directors, managers, consultants of a Borrower and its Subsidiaries incurred in the ordinary course of business;

(p)   Guarantees by a Loan Party of Debt of any Subsidiary and by any Subsidiary of Debt of a Loan Party or any other Subsidiary, provided that the Debt so guaranteed is otherwise permitted by Section 8.7;

(q)   Investments constituting Debt and otherwise permitted by this Agreement;

(r)   unsecured deferred purchase price obligations (including earn-outs) incurred in connection with any Permitted Acquisition by a Loan Party consented to by Agent in writing or otherwise permitted by this Agreement;

(s)   [reserved];

(t)   Debt in respect of the Sammartino Notes that have matured and are the subject of a bona fide dispute [***].

(u)   Permitted Acquisition Debt and Cannabis Facility Finance Lease Debt, provided that the outstanding aggregate amount of such Debt shall be subject to, and counted toward, the Shared Cap;

(v)   Debt of Jushi Europe or its Subsidiaries up to the Dissolution Cap with respect to expenses in connection with the Jushi Europe Proceeding, so long as no such Debt is guaranteed by, or secured by the assets of, any Loan Party or any Domestic Subsidiary thereof;

(w)   additional Debt incurred after the Closing Date; provided that (i) the aggregate original principal amount of such Debt shall not exceed $750,000, and (ii) such Debt matures no earlier than one (1) year after the Maturity Date;

(x)   Permitted Third-Party Mortgage Debt;

(y)   Permitted Refinancing Debt with respect to the Debt described in clause (a) through this clause (y);

(z)   all premiums, interest, fees, expenses charges and additional or contingent interest on the Debt described in clauses (a) through (y) above.

For the avoidance of doubt, all Debt is incurred without duplication, such that no Debt will be counted towards more than one type of permitted Debt described set forth in this Section 8.2.

SECTION 8.3   Restrictions on Liens.   Create or incur or suffer to be created or incurred or to exist any Lien upon any of its Property, or upon the income or profits therefrom; provided that, the Group Companies may create or incur or suffer to be created or incurred or to exist the following Liens (each a "Permitted Lien"):

(a)   Liens to secure Taxes, assessments and other governmental charges in respect of obligations the payment of which is not yet delinquent or is not yet required under Section 7.4;

(b)   Liens on deposits or pledges made in connection with, or to secure payment of, workers' compensation, unemployment insurance, pensions or other social security obligations or to secure the performance of tenders, bids, contracts (other than for the repayment or guarantee of borrowed money or purchase money obligations), leases, licenses, statutory obligations and other similar obligations, incurred in the ordinary course of business;

(c)   (i) Liens in respect of judgments not constituting an Event of Default under Section 9.1(p), (ii) Liens securing amounts deposited in connection with litigation, appeal, surety, stay, custom, performance, or similar bonds entered into in connection with any litigation and (iii) Liens arising out of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings for which adequate reserves have been made in accordance with GAAP;

(d)   encumbrances on real estate consisting of easements, rights of way, zoning restrictions, restrictions on the use of Real Property and defects and irregularities in the title thereto, landlord's or lessor's Liens under leases to which the Loan Parties are a party, and other minor Liens or encumbrances none of which interferes in any material respect with the use of such Real Property affected in the ordinary conduct of the business of the Loan Parties, which defects do not, individually or in the aggregate, have a Material Adverse Effect on the business of the Loan Parties;

(e)   The interests of lessors under operating leases and Liens on equipment arising from precautionary UCC or PPSA financing statements regarding operating leases of equipment or consignment of goods;

(f)   Liens imposed by law, such as of carriers, warehousemen, bailees, mechanics, materialmen, builders', construction and other similar Liens arising in the ordinary course of business and securing amounts that are not overdue by more than forty-five (45) days or are being contested in good faith and by appropriate proceedings promptly initiated and diligently conducted, and adequate reserves or other appropriate provisions, if required in accordance with GAAP, have been made therefor; provided that (i) the aggregate amount of obligations secured by Liens permitted pursuant to this clause shall not exceed $3,000,000 at any time outstanding, and (ii) in addition to the foregoing, obligations secured by Liens arising in connection with [***] shall be permitted in an amount not to exceed the Borrower's liability in respect thereof as of the Closing Date;

(g)   Permitted Priority Liens;

(h)   [Reserved];

(i)   Liens existing as of the Closing Date and set forth on Schedule 8.3; provided that any such Lien shall only secure the obligations that it secures on the Closing Date, except as otherwise permitted pursuant to the terms of this Agreement, and that the Borrower shall provide Agent with updated information to Schedule 8.3 and related information as reasonably requested by Agent;

(j)   Liens arising under any of the Loan Documents;

(k)   Liens on equipment acquired or held by any Group Company in the ordinary course of its business to secure Permitted Purchase Money Debt so long as such Lien only (i) attaches to such property financed by such Permitted Purchase Monday Debt (together with proceeds, products, accessories) and (ii) secures the Permitted Purchase Money Debt that was incurred to acquire such property; provided that the individual financings of property provided by a single lender may be cross-collateralized to other financings of property provided by such lender or its Affiliates;

(l)   Liens of landlords and mortgagees of landlords (i) arising by statute, common law or under any lease or related contractual obligation entered into in the ordinary course of business, (ii) on fixtures and movable tangible property located on the Real Property leased or subleased from such landlord or deposits relating to the applicable lease, or (iii) for amounts not yet due or that are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves or other appropriate provisions are maintained on the books of such Person in accordance with GAAP, provided that the foregoing shall not be construed to permit any Lien that has a Material Adverse Effect;

(m)   any interest or title of a lessor, licensor, sublessor or sublicensor under any lease, license, sublease or sublicense entered into by any Group Company in the ordinary course of its business and covering only the assets so leased, licensed, subleased or sublicensed;

(n)   with respect to any leased Real Property, any Mortgage delivered by any landlord in favor of such landlord's mortgagee;

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(o)   non-exclusive licenses of Intellectual Property rights granted in the ordinary course of business or licenses of Intellectual Property rights constituting Permitted Dispositions;

(p)   rights of set-off or bankers' liens upon deposits of cash in favor of banks or other depository institutions, solely to the extent incurred in connection with the maintenance of such deposit accounts in the ordinary course of business;

(q)   Liens granted in the ordinary course of business on the unearned portion of insurance premiums securing the financing of insurance premiums to the extent the financing is permitted under Section 8.2(k);

(r)   Liens solely on any cash earnest money deposits made by any Loan Party in connection with any letter of intent or purchase agreement with respect to an Investment permitted under Section 8.7;

(s)   Liens arising in the ordinary course of business by virtue of any contractual, statutory or common law provision relating to banker's Liens, rights of set-off or similar rights and remedies covering deposit or securities accounts (including funds or other assets credited thereto) or other funds maintained with a depository institution or securities intermediary, Liens relating to pooled deposit or sweep accounts to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of such Person, and Liens (i) of a collection bank arising under Section 4-208 or 4-210 of the UCC or any similar law of any other relevant jurisdiction on items in the course of collection, (ii) attaching to commodity trading accounts or other commodities brokerage accounts incurred in the ordinary course of business, and (iii) in favor of a banking or other financial institution arising as a matter of law or under customary general terms and conditions encumbering deposits or other funds maintained with a financial institution (including the right of set-off) and that are within the general parameters customary in the banking industry;

(t)   assignments of insurance or condemnation proceeds provided to landlords (or their mortgagees) pursuant to the terms of any lease and Liens or rights reserved in any lease for rent or for compliance with the terms of such lease;

(u)   Liens consisting of an agreement to dispose of any property in a Permitted Disposition;

(v)   Liens securing Permitted Acquisition Debt; provided that such Liens attach only to (A) the assets acquired in the applicable Permitted Acquisition or (B) the Equity Interests of the Subsidiary acquired in such Permitted Acquisition or of the Permitted Acquisition Subsidiary that consummated such Permitted Acquisition;

(w)   Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(x)   Liens arising by operation of law in (i) the United States under Article 2 of the UCC, or (ii) any other relevant jurisdiction pursuant to any similar law of such relevant jurisdiction, in each case, in favor of a reclaiming seller of goods or buyer of goods;

(y)   Liens securing Subordinated Debt in accordance with the terms of this Agreement and the applicable Subordination Agreement; and

(z)   Liens on the assets of Jushi Europe and its Subsidiaries existing on the Closing Date in connection with the Jushi Europe Proceeding or imposed by Requirement of Law.

SECTION 8.4   Mergers and Acquisitions. Become a party to any merger, amalgamation or consolidation, without the prior written consent of the Agent, other than any merger, amalgamation or consolidation (a) in connection with an Investment permitted under Section 8.7 and the surviving entity of which is a Loan Party; (b) among Loan Parties; (c) between a Loan Party and an Excluded Subsidiary, provided the Loan Party is the surviving entity; (d) in connection with a Permitted Acquisition, provided that the surviving entity is either a Permitted Acquisition Subsidiary or a Loan Party; (e) as part of a listing on the New York Stock Exchange, the Nasdaq or another duly authorized stock exchange in the United States or Canada; or (f) [***].

SECTION 8.5   Related Party Transactions. Undertake any action or engage in any transaction or activity with any Affiliate, without the prior written approval of the Agent, other than (a) those contemplated or otherwise specifically permitted by the Loan Documents, (b) a transaction in the ordinary course of business on terms (taken as a whole) not materially less favorable to such Person than such Person could obtain in a comparable arms-length transaction with an unrelated third party, so long as no Event of Default shall have occurred and remain outstanding at the time such transaction occurs, or would occur immediately after giving effect to such transaction, (c) the payment of reasonable fees to directors of a Group Company who are not employees of a Group Company, and compensation, employment, termination and other employee benefit arrangements paid to, and indemnities provided for the benefit of, directors, officers or employees of a Group Company, (d) transactions among any Loan Parties so long as no Event of Default has occurred and is continuing, and (e) transactions existing on the Closing Date and described on Schedule 8.5 attached hereto.

SECTION 8.6   Restricted Payments. Make any Restricted Payment other than:

(a)   Restricted Payments by any Group Company to any Loan Party;

(b)   so long as no Event of Default has occurred and is continuing or would result therefrom, Restricted Payments by any Excluded Subsidiary to any other Excluded Subsidiary;

(c)   [reserved];

(d)   Restricted Payments made by the Borrower in connection with the dissolution, liquidation or winding up of any Excluded Subsidiary (excluding any Permitted Acquisition Subsidiary), including distributions of cash or other assets to its equity holders solely to the extent reasonably necessary and customary to effectuate such dissolution, liquidation or winding up, including the payment of reasonable and documented out-of-pocket costs and expenses incurred in connection therewith; provided that (i) no Event of Default has occurred and is continuing or would result therefrom, (ii) such Restricted Payments are made in compliance with Requirements of Law, (iii) all liabilities of such Excluded Subsidiary to any Group Company have been satisfied or otherwise adequately provided for, (iv) such dissolution, liquidation or winding up could not reasonably be expected to have a Material Adverse Effect,

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and (v) solely with respect to Jushi Europe and its Subsidiaries, the aggregate amount of all Restricted Payments made pursuant to this clause (d) shall not exceed the Dissolution Cap.

(e)   Restricted Payments in the form of stock dividends or other distributions payable solely in Equity Interests of Borrower, so long as (i) no such Restricted Payment includes or is payable in cash or Cash Equivalents (other than intercompany transfers of funds otherwise permitted under this Agreement that may be deemed dividends for accounting or tax purposes), (ii) no such Restricted Payment includes or is payable in the Equity Interests of any Subsidiary the Equity Interests of which are subject to a Lien in favor of the Agent, and (iii) such stock dividends are made pro rata to all existing holders of Equity Interests of Borrower [***];

(f)   With the prior written consent of the Agent, repurchases or buybacks by Borrower of its Equity Interests provided that, (i) such repurchases of Equity Interests have been approved by the board of directors of Borrower, (ii) no Event of Default shall have occurred and be ongoing or result therefrom, (iii) the Loan Parties shall be in pro forma compliance with the requirements of Section 8.18; and

(g)   Restricted Payments consisting of the voluntary prepayment, redemption or other retirement of Debt (other than the Obligations) that (i) was outstanding as of the Closing Date (including, without limitation, Permitted Acquisition Debt that was outstanding prior to the Closing Date) and (ii) has a stated maturity date earlier than the Maturity Date; provided that (A) no Event of Default has occurred and is continuing or would result therefrom, (B) such Debt is not Subordinated Debt, and (C) the Loan Parties shall be in pro forma compliance with the financial covenant set forth in Section 8.18 after giving effect thereto; provided further that [***];

(h)   Restricted Payments necessary to effectuate Borrower's or an Affiliate's listing on a public securities market in the United States, including without limitation the New York Stock Exchange or the NASDAQ;

(i)   Restricted Payments necessary to effectuate [***].

(j)   Restricted Payments made in connection with the existing loans and advances to officers, directors and employees identified in Section 8.7(xix) and set forth on Schedule 8.6(j) hereto; and

(k)   To the extent constituting a Restricted Payment, the issuance of options, warrants and other derivative securities that may be exercised for the Equity Interests of Borrower, and the issuance of the Equity Interests of Borrower in connection with the exercise of any options, warrants or other derivative securities.

SECTION 8.7   Restricted Investments. (a) Purchase or acquire, or make any commitment for, the issuance of any Equity Interest or any Debt or obligations or other securities of, or any interest in, any Person, (b) make or, solely to the extent constituting a binding obligation of a Group Company, commit to make any Acquisition, including by way of merger, consolidation or other combination, or (c) make or commit to make any advance, loan, extension of credit or capital contribution to, or assume the Debt of, purchase or acquire any other Debt or interest in, or make any other investment in, any Person including any Affiliate of

Borrower or any Subsidiary (the items described in clauses (a), (b) and (c) are referred to, as "Investments"), except for:

(i)   Investments in cash and Cash Equivalents;

(ii)   (A) Investments in negotiable instruments deposited or to be deposited for collection in the ordinary course of business, and (B) Investments consisting of endorsements of instruments for collection or deposit in the ordinary course of business;

(iii)   Investments by any Group Company in any Loan Party;

(iv)   advances and prepaid expenses and deposits for lease obligations or in connection with the provision of goods or services, in each case incurred in the ordinary course of business;

(v)   accounts receivable created and trade debt extended in the ordinary course of business;

(vi)   Investments received in settlement of amounts due to any Group Company effected in the ordinary course of business or owing to any Group Company as a result of insolvency, bankruptcy or reorganization proceedings involving an account debtor, supplier or customer, or upon the foreclosure or enforcement of any Lien in favor of Group Company;

(vii)   Permitted Acquisition Investments, so long as such Investments are made in reasonable anticipation of, in connection with, or following, a Permitted Acquisition, and the outstanding amount of such Investments constitutes a utilization of, and is counted toward, the Shared Cap;

(viii)   Investments consisting of Equity Interests, Debt or other securities acquired by any Group Company pursuant to the enforcement, workout, restructuring or foreclosure of any Debt, including in connection with a bankruptcy, insolvency, reorganization or other court-supervised or formal enforcement proceeding; provided that (A) such Investments shall be permitted without limit if acquired in connection with a bankruptcy, insolvency, reorganization or other court-supervised or formal enforcement proceeding, (B) in all other circumstances, the aggregate outstanding amount of such Investments shall not exceed $2,000,000 at any time, and (C) in each case, after giving pro forma effect thereto, the Loan Parties shall be in compliance with the Section 8.18 hereof;

(ix)   Investments a Group Company has agreed to make prior to the Closing Date and set forth on Schedule 8.7;

(x)   Investments constituting Debt permitted under Section 8.2, and guarantees among the Loan Parties not constituting Debt and entered into in the ordinary course of business, in each case, to the extent such guarantees also constitute Investments;

(xi)   Investments consisting of the non-exclusive licensing of intellectual property pursuant to joint marketing arrangements with other Persons in the ordinary course of business;

(xii)   purchases and acquisitions (including advances made in connection with such purchases and acquisitions) of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property in each case, in the ordinary course of business, to the extent such purchases and acquisitions constitute Investments;

(xiii)   Investments arising out of the receipt of non-cash consideration for the Disposition of assets to the extent permitted under this Agreement;

(xiv)   bank deposits and securities accounts maintained in accordance with the terms of this Agreement and the other Loan Documents;

(xv)   Investments to the extent solely reflecting an increase in the value of Investments otherwise permitted hereunder;

(xvi)   (i) earnest money deposits made in connection with the acquisitions of property and assets not prohibited hereunder, (ii) deposits made in the ordinary course of business securing contractual obligations to the extent constituting a Permitted Lien, and (iii) lease, utility and other similar deposits made in the ordinary course of business of a Group Company to secure the performance of leases or in connection with bidding on government contracts;

(xvii)   Investments made pursuant to the establishment and initial capitalization of a Subsidiary for the purposes of a Permitted Acquisition or other permitted Investment or opening of a new dispensary; provided that such Subsidiary, if applicable, is joined to this Agreement pursuant to the terms of Section 7.12;

(xviii)   to the extent constituting Investments, the reinvestment by any Excluded Subsidiary of undistributed net income;

(xix)   loans and advances to officers, directors and employees in the ordinary course of business [***];

(xx)   To the extent constituting Investments, any Investments necessary to effectuate (A) Borrower's or an Affiliate's listing on a public securities market in the United States, including without limitation the New York Stock Exchange or the NASDAQ, or (B) [***];

(xxi)   Investments that constitute Permitted Real Estate Acquisitions; and

(xxii)   so long as no Event of Default has occurred and is continuing or would result therefrom, additional Investments in an aggregate outstanding amount not to exceed $1,000,000 at any time.

SECTION 8.8   Dispositions.   Make any Disposition other than Permitted Dispositions.

SECTION 8.9   Reserved

SECTION 8.10   Changes in Organization Documents.   Amend, modify or alter, or permit to be amended, modified or altered, or enter into any new agreement or document with respect to, any of Group Companies' Organization Documents or any agreement entered into by such Person with respect to its equity securities, nor shall any Group Company enter into any new agreement with respect to its equity securities, in each case to the extent the same (i) would reasonably be expected to have a Material Adverse Effect, (ii) would cause or result in a

Default or Event of Default hereunder, or (iii) is materially adverse to the interests of the Agent or any Lender. For the avoidance of doubt, no Borrower shall be permitted to change its legal name without providing not less than fifteen (15) days' prior written notice to the Agent and entering into such documents or agreements reasonably requested by the Agent to ensure that there is no loss of perfection in respect of any Liens in favor of the Agent that may result from such name change. Notwithstanding the foregoing, nothing in this Section 8.10 shall prohibit the Borrower or any other Group Company from [***].

SECTION 8.11   Financing Transactions.   Except as otherwise provided herein, enter into or amend, restate, extend, supplement or otherwise modify, as applicable, any debtor-in-possession, rescue, priming, foreclosure or similar financing by any Group Company.

SECTION 8.12   Sale and Leaseback Transactions.   Enter into more than $2,000,000 of Sale and Leaseback transactions in the aggregate without the prior written consent of Agent.

SECTION 8.13   Change in Nature of Business.   Engage in any line of business substantially different from those lines of business conducted by the Group Companies on the date hereof or any business substantially related or incidental, complementary, corollary, synergistic or ancillary thereto.

SECTION 8.14   Modifications of Debt and Certain Other Agreements; Etc.

(a)   Unless Agent has provided prior written consent or as is otherwise permitted pursuant to this Agreement, including without limitation in connection with the Manassas Debt, amend, modify or otherwise change (or permit the amendment, modification or other change in any manner of) any of the provisions of any of its Material Debt, or of any instrument or agreement (including, without limitation, any purchase agreement, indenture, loan agreement or security agreement) relating to any such Material Debt if such amendment, modification or change would shorten the final maturity or average life to maturity of, or require any payment to be made earlier than the date originally scheduled on, such Material Debt, would increase the interest rate applicable to such Material Debt (and excluding increases by reason of the application of the default rate under such Material Debt as in effect as of the Closing Date or changes in interest rate benchmarks), would add any additional financial or restrictive covenant or event of default, would change the subordination provisions thereof, if any, in a manner unfavorable to the Lenders, or would otherwise be materially adverse to the Lenders;

(b)   Make any voluntary payment or pre-payment (including, without limitation, any payment of interest in cash that, at the option of the issuer, may be paid in cash or in kind), prepayment, redemption, defeasance, sinking fund payment or other acquisition for value of any of its Debt (including, without limitation, by way of depositing money or securities with the trustee therefor before the date required for the purpose of paying any portion of such Debt when due) except (i) as permitted under the applicable Subordination Agreement, (ii) any prepayment otherwise permitted as a Restricted Payment pursuant to Section 8.6, (iii) any other prepayments with the prior written consent of the Agent; (iv) Permitted Refinancing Debt; or (v) as otherwise permitted pursuant to this Agreement.

(c)   [Reserved]; and

(d)   Unless Agent has provided prior written consent or expressly permitted hereunder, agree to any amendment, modification or other change to or waiver of (i) any agreement evidencing or governing any Material Debt or (ii) any of its rights under any Material Contract, in each case if such amendment, modification, change or waiver could be adverse in any material respect to the Lenders.

SECTION 8.15   Limitations on Negative Pledges.   Enter into, incur or permit to exist, directly or indirectly, any agreement, instrument, deed, lease or other arrangement that prohibits, restricts or imposes any condition upon the ability of any Loan Party to create, incur or permit to exist any Lien upon any of its Property or revenues, whether now owned or hereafter acquired, or that requires the grant of any security for an obligation if security is granted for another obligation, except the following: (i) the provisions of this Agreement and the other Loan Documents, (ii) restrictions or conditions contained in contracts, leases and documents governing Debt in existence as of the Closing Date, (iii) restrictions or conditions imposed by any agreement relating to Debt secured by a Lien solely to the extent permitted under this Agreement or any Loan Document, if such restrictions or conditions apply only to the Property securing such Debt, (iv) any customary restrictions and conditions contained in agreements relating to the sale or other disposition of Property or of a Subsidiary pending such sale or other disposition; provided that such restrictions and conditions apply only to the Property or Subsidiary to be sold or disposed of and such sale or disposition is permitted hereunder, and (v) customary provisions in leases restricting the assignment or sublet thereof.

SECTION 8.16   Restrictions on Borrower.   Borrower shall not engage in any business or activity other than (i) the ownership of the Equity Interests of its Subsidiaries and activities reasonably incidental thereto, (ii) the corporate actions required to maintain its existence and (iii) the execution and delivery of the Loan Documents to which Borrower is a party and the performance of its obligations thereunder.

SECTION 8.17   [Reserved].

SECTION 8.18   Minimum Liquidity.   Permit the balance of unrestricted cash of the Loan Parties, on a consolidated basis, deposited in Controlled Accounts, to be less than $15,000,000, at any time. For purposes of this Section 8.18, "unrestricted cash" means cash not subject to any restriction other than restrictions (i) in favor of the Agent under the Loan Documents, (ii) imposed by law, or (iii) in favor of a depository institution under any depository agreement. For the avoidance of doubt, the Borrower shall promptly notify the Agent after any Loan Party becomes aware of any failure to comply with this covenant that constitutes an Event of Default.

ARTICLE IX.
EVENTS OF DEFAULT

SECTION 9.1   Events of Default.   If any of the following events ("Events of Default") shall occur, effective as of the earlier of: (i) the date the Loan Parties have knowledge of such Event of Default and (ii) the date written notice of such Event of Default is given by Agent to any Loan Party:

(a)   Payment Failure. The Loan Parties shall fail to pay any accrued interest on the Term Loan on any Payment Date and such failure continues for a period of three (3) Business Days;

(b)   Maturity Date Payment Failure. The Loan Parties shall fail to make any payment of principal when due or fail to pay the outstanding principal balance of the Term Loans on the Maturity Date;

(c)   Other Payment Failure. The Loan Parties shall fail to pay any other amounts owed or due under the Term Loan or this Agreement or any other Loan Document, when the same becomes due and payable, and such failure continues for a period of ten (10) Business Days, provided that, to the extent the applicable amount is of a type customarily invoiced by the Agent, any Lender or any other Person, the Agent or such Person shall use commercially reasonable efforts to deliver an invoice or other written notice of the amount due, provided further that the failure to deliver such invoice shall not relieve the Loan Parties of their obligation to pay such amount when due;

(d)   Breach of Specific Covenants. Any breach by a Loan Party of the covenants set forth in Section 7.2, Section 7.3, Section 7.6, Section 7.7, Section 7.12, Section 7.18, Section 7.19 and Section 7.9 (solely with respect to existence) or Article VIII hereof, the breach of which shall not constitute an Event of Default unless such breach continues for five (5) calendar days;

(e)   Misrepresentation. Any representation or warranty made or deemed made by any Loan Party in this Agreement or any other Loan Document, or in any certificate or other document furnished pursuant hereto, that proves to have been incorrect or misleading in any material respect when made or deemed made;

(f)   New Management Agreements. The entry by any Loan Party into any Management Agreement with a Person that is not an Affiliate or an Excluded Subsidiary (other than in connection with a Permitted Acquisition), where the aggregate consideration payable to or by such Loan Party under such Management Agreement equals or exceeds $1,000,000 in any Fiscal Year;

(g)   Cross-Default. (i) Any Loan Party shall default (beyond any applicable grace or cure period) on any Material Contract (other than in respect of any Cannabis License which shall be governed pursuant to 9.1(o) hereof), or (ii) any Group Company shall default (beyond any applicable grace or cure period) on any other Debt in excess of $4,000,000, when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise); [***];

(h)   [Reserved];

(i)   Failure to Perform. The Loan Parties shall fail to perform or observe any other material term, covenant or agreement contained in any other Loan Document (not otherwise addressed in this Section 9.1) and such failure continues unremedied for a period of thirty (30) days after the earlier of (i) the date on which such breach shall first become actually known to any Authorized Officer of the Borrower or (ii) written notice to the Borrower from the Agent;

(j)   Insolvency. Any Loan Party or material Excluded Subsidiary (excluding Jushi Europe and its Subsidiaries) shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against any such Person under the Bankruptcy Code or any other Debtor Law seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any Debtor Laws, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its Property and, in the case of any such proceeding instituted against it (but not instituted by it), either such proceeding shall remain undismissed or unstayed for a period of sixty (60) days, or any of the actions sought in such proceeding (including, without limitation, the entry of an order for relief against, or the appointment of a receiver, trustee, custodian or other similar official for, it or for any substantial part of its Property) shall occur; or any such Person shall take any corporate action to authorize any of the actions set forth above in this subsection (j);

(k)   Termination, Invalidity of Agreements or Interests. The Pledge Agreement, Security Agreement, Canadian Pledge and Security Agreement, or any other Loan Document or any interest of the Lenders thereunder shall for any reason be terminated, invalidated, void or unenforceable, other than as a result of any action or inaction on the part of the Agent or Lenders.

(l)   Indictment. Any senior officer of any Group Company, is the subject of any indictments or a proceeding in which potential penalties or remedies include forfeiture of a material portion of Collateral;

(m)   Change of Control. Any Change of Control occurs;

(n)   Restricted Cannabis Activity. Any Group Company shall engage in any Restricted Cannabis Activity;

(o)   Loss of Cannabis License. The loss or suspension of any Loan Party's Cannabis License for more than thirty (30) days beyond any grace period provided for by the applicable Governmental Authority, which Cannabis License is material to the operations of the Loan Parties (taken as a whole); unless such status is being diligently contested in good faith by appropriate proceedings and the Loan Parties are able to continue operations in accordance with the Requirements of Law while such status is being contested;

(p)   Judgment. One or more judgments, orders or awards for the payment of money exceeding $4,000,000 in the aggregate (except to the extent fully covered (other than to the extent of customary deductibles) by insurance pursuant to which the insurer has been notified and has not denied coverage) shall be rendered against any Loan Party and remain unsatisfied and (i) enforcement proceedings shall have been commenced by any creditor upon any such judgment, order, award or settlement or (ii) there shall be a period of sixty (60) consecutive days after entry thereof during which (A) a stay of enforcement thereof is not be in effect or (B) the same is not vacated, discharged, stayed or bonded pending appeal;

(q)   Continuation of Business. (i) Any Loan Party is enjoined, restrained or in any way prevented by the order of any court or any Governmental Authority from conducting, or otherwise ceases to conduct for any reason whatsoever, a material part of the business of the Loan Parties, taken as a whole;

(r)   [Reserved];

(s)   Material Adverse Effect. A Material Adverse Effect occurs;

(t)   ERISA Event. Any occurrence of an ERISA Event that results in, or would reasonable be expected to result in, a Material Adverse Effect;

(u)   Change in Leadership. The removal, resignation, death or other incapacitation of the chief executive officer or chief financial officer, in each case appointed on the Closing Date, and within ninety (90) days following such removal, resignation, death or other incapacitation the Borrower does not hire, promote or appoint, or cause to be hired, promoted or appointed, an individual or individuals to fulfill such role(s), either on an interim or permanent basis, that is approved by the board of directors of the Borrower; or

(v)   Theft, Loss, Damage, or Destruction. Any occurrence of any loss, theft, substantial damage or destruction of any item or items of assets of any Loan Party (other than in the ordinary course of business), the other Loan Documents or any guarantee (a "Loss"), to the extent the amount of such Loss not fully covered by insurance (excluding any deductible in connection therewith), together with the amount of all other Losses not fully covered by insurance (excluding any deductible in connection therewith) occurring in the same Fiscal Year, exceeds $3,000,000.

Then upon the occurrence of any of the foregoing events (subject to any applicable grace or cure period set forth in each of the foregoing) and during the continuance thereof, the Agent may declare the outstanding principal balance of the Term Loans, all interest thereon and all other outstanding Obligations or amounts payable under this Agreement or any other Loan Document to be forthwith due and payable; provided however, that in the case of any Event of Default pursuant to Subsection (j) of this Section 9.1, all such interest and all such amounts shall automatically become and be due and payable, without presentment, demand, protest or any notice of any kind, all of which are hereby expressly waived by the Loan Parties.

SECTION 9.2   Remedies. In addition to the rights of the Agent and Lenders in the last paragraph of Section 9.1, upon the occurrence and during the continuance of an Event of Default, the Agent, acting on behalf of the Lenders, will have immediate rights to (i) foreclose on the Collateral without any approval or additional action of any Loan Party; (ii) enforce each of the guaranties made by the Guarantors hereunder; (iii) enforce its rights for a Third-Party Sale; (iv) seek the appointment of a receiver or keeper to take possession of Collateral and to enforce any of its remedies, with respect to such appointment without prior notice or hearing as to such appointment; (v) exercise exclusive control over all Controlled Accounts, including requiring the Loan Parties to immediately direct each depository bank to comply with the DACAs and cease complying with withdrawal or entitlement orders and all other directions concerning the Controlled Accounts originated by any Borrower pursuant to Section 7.10 hereof; and (vi) exercise any and all of its other rights and remedies under the Requirements of Law, hereunder and under the other Loan Documents. The Loan Parties shall cause their Subsidiaries to cooperate with Agent and promptly provide such documentation, access, and other assistance as Agent may request in order to effectuate the foregoing or enforce its rights hereunder.

ARTICLE X.
BORROWER AS REPRESENTATIVE.

SECTION 10.1 Appointment; Nature of Relationship. Borrower is hereby appointed by each of the Guarantors as its contractual representative hereunder and under each other Loan Document, and each of the Guarantors irrevocably authorizes the Borrower to act as the contractual representative of such Guarantor with the rights and duties expressly set forth herein and in the other Loan Documents. The Borrower agrees to act as such contractual representative upon the express conditions contained in this Article X. The Agent and the Lenders, and their respective officers, directors, agents or employees, shall not be liable to the Borrower or any Guarantor for any action taken or omitted to be taken by the Borrower or the Guarantors pursuant to this Section 10.1. The Agent and the Lenders may rely conclusively on any action, notice, instruction, certificate, or agreement delivered or taken by the Borrower as contractual representative of the Guarantors, without any duty to inquire as to the authority or consent of any Guarantor. The Borrower shall not be liable to any Guarantor for any action taken or omitted to be taken in good faith in its capacity as contractual representative, except for gross negligence or willful misconduct.

SECTION 10.2 Powers. The Borrower shall have and may exercise such powers under the Loan Documents as are specifically delegated to the Borrower by the terms of each thereof, together with such powers as are reasonably incidental thereto. The Borrower shall have no implied duties to the Guarantors, or any obligation to the Lenders to take any action thereunder except any action specifically provided by the Loan Documents to be taken by the Borrower.

SECTION 10.3 Employment of Agents. The Borrower may execute any of its duties as the Borrower hereunder and under any other Loan Document by or through the Authorized Officers.

SECTION 10.4 Notices. Each Guarantor shall immediately notify the Borrower of the occurrence of any Default or Event of Default hereunder referring to this Agreement describing such Default or Event of Default and stating that such notice is a "notice of default". In the event that the Borrower receives such a notice, the Borrower shall give prompt notice thereof to the Agent and the Lenders. Each Guarantor waives any requirement that the Agent or any Lender provide notice directly to such Guarantor of any Default or Event of Default.

SECTION 10.5 [Reserved].

SECTION 10.6 Execution of Loan Documents. The Guarantors hereby empower and authorize the Borrower, on behalf of the Guarantors, to execute and deliver to the Agent and the Lenders the Loan Documents and all related agreements, certificates, documents, or instruments as shall be necessary or appropriate to effect the purposes of the Loan Documents, including, without limitation, the Compliance Certificates. The Borrower agrees that any action taken by the Borrower or the Guarantors in accordance with the terms of this Agreement or the other Loan Documents, and the exercise by the Borrower of its powers set forth therein or herein, together with such other powers that are reasonably incidental thereto, shall be binding upon all of the Guarantors.

ARTICLE XI.
MISCELLANEOUS

SECTION 11.1   Survival of Representations and Warranties.   All representations and warranties in each Loan Document shall survive the delivery of the Note (if any) and the making of the Term Loan, and shall continue after the repayment of the Note and the Maturity Date until all Obligations are paid in full (other than inchoate obligations for indemnification or unasserted claims for reimbursement), and any investigation at any time made by or on behalf of the Agent shall not diminish the Lenders' right to rely thereon.

SECTION 11.2   Amendments, Etc.   No amendment or waiver of any provision of this Agreement or any other Loan Document, nor consent to any departure by the Loan Parties therefrom, shall in any event be effective unless the same shall be in writing and signed by the Agent, the Required Lenders and the Borrower and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided that no such amendment, waiver or consent shall:

(a)   extend or increase any Commitment of any Lender without the written consent of such Lender (it being understood that a waiver of any condition precedent set forth in Article V or the waiver of any Default or Event of Default shall not constitute an extension or increase of any Commitment of any Lender);

(b)   reduce the principal of, or rate of interest specified herein on, any Term Loan, or any fees or other amounts payable hereunder or under any other Loan Document to any Lender, without the written consent of each Lender directly and adversely affected thereby (provided that only the consent of the Required Lenders shall be necessary (x) to amend the definition of "Default Rate" or to waive the obligation of the Borrower to pay interest at the Default Rate or (y) to amend any financial covenant (or any defined term directly or indirectly used therein), even if the effect of such amendment would be to reduce the rate of interest on any Term Loan or other Obligation or to reduce any fee payable hereunder);

(c)   postpone any date scheduled for any payment of principal of, or interest on, any Term Loan, or any fees or other amounts payable hereunder or under any other Loan Document, or reduce the amount of, waive or excuse any such payment, without the written consent of each Lender directly and adversely affected thereby;

(d)   change any provision of the Loan Documents that requires ratable sharing of payments to the Lenders in a manner that would alter the pro rata sharing of payments required thereby without the written consent of each Lender directly and adversely affected thereby;

(e)   (i) release all or substantially all of the value of (A) the Collateral from the Liens of the Security Documents or (B) the value of the guarantees provided under any guaranty agreement or (ii) subordinate (A) the payment and priority of the Obligations to any other Debt or (B) the priority of the Liens securing the Obligations to the Liens securing any other Debt, in each case, without the written consent of each Lender;

(f) change any provision of this Section or the percentage in the definition of "Required Lenders" or any other provision hereof specifying the number or percentage of Lenders required to amend, waive or otherwise modify any rights hereunder or make any determination or grant any consent hereunder, in each case, without the written consent of each Lender; or

(g) require the consent of the Required Lenders if such amendment, waiver or consent is to a provision of the Fee Letter but such amendment, waiver or consent shall require the consent of the Agent;

provided, further, that no such amendment, waiver or consent shall amend, modify or otherwise affect the rights or duties hereunder or under any other Loan Document of the Agent, unless in writing executed by the Agent, in each case in addition to the Loan Parties and the Lenders required above.

In addition, notwithstanding anything in this Section to the contrary, if the Agent and the Borrower shall have jointly identified an obvious error or any error or omission of a technical nature, in each case, in any provision of the Loan Documents, then the Agent and the Borrower shall be permitted to amend such provision, and, in each case, such amendment shall become effective without any further action or consent of any other party to any Loan Document if the same is not objected to in writing by the Required Lenders to the Agent within ten (10) Business Days following receipt of notice thereof. For purposes of this Section 11.2, the execution of any amendment, waiver, or consent by the Borrower in its capacity as contractual representative of the Guarantors pursuant to Article X shall constitute execution by each Guarantor.

SECTION 11.3 Notices, Etc. All notices and other communications provided for hereunder (including any waiver or consent by the Agent) shall be in writing and sent by (a) a recognized national overnight delivery service and shall be effective when actually delivered to the addresses listed below or (b) electronic mail and shall be effective when confirmation of such electronic mail is received or such electronic mail is delivered to the respective e-mail address(es) below and no bounce-back or error message is received by the sender thereof:

If to any Loan Party: Jushi Holdings Inc.
301 Yamato Road, Suite 3250
Boca Raton, Florida 33431
Attention: Harris Shain
Email: [***]

with a copy (which
shall not constitute
notice) to: Sheppard, Mullin, Richter & Hampton LLP
350 South Grand Avenue, 40th Floor
Los Angeles, CA 90071
Attention: Kyle Mathews
Email: [***]

If to the Agent: FG Agency Lending LLC
747 Third Avenue
Suite 3602
New York, NY 10017
Attention: Peter Bio
Email: [***]

or as to the Borrower, the Lenders, or Agent at such other address as shall be designated by such party in a written notice to the other parties. For the avoidance of doubt, information required to be furnished to the Agent pursuant to Article VII hereof shall not require a copy to be delivered by Borrower to Agent's counsel.

SECTION 11.4   No Waiver; Remedies. No failure on the part of the Agent or the Lenders to exercise, and no delay in exercising, any right under any Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

SECTION 11.5   Costs and Expenses. The Borrower agrees to pay or reimburse upon demand: (a) the Agent Fee; (b) all reasonable and documented legal fees, costs and expenses in connection with the preparation and negotiation of the Loan Documents incurred prior to the Closing Date or within sixty (60) days following the Closing, provided that, solely to the extent no Event of Default has occurred and is continuing during such sixty (60)-day period, the aggregate amount of such fees, together with the Estimated Legal Fees, shall not exceed $350,000, excluding, for the purposes of the foregoing calculation, costs, fees and expenses that are not attorneys' fees (for example, lien and other corporate search expenses and recording fees (the "Fee Cap"), and (c) all reasonable and documented legal fees, costs and expenses of the Agent incurred after the Closing Date other than those described in foregoing clause (b), all of which shall be Borrower's obligation and shall not be subject to the Fee Cap. The payment or reimbursement of such legal fees, costs, and expenses incurred on or before the Closing Date, together with the Estimated Legal Fees, shall be paid to counsel for the Agent, out of the loan proceeds on the Closing Date and such fees shall be deducted from the amount Lenders are obligated to fund to the Borrower. Subject to the caps and limitations set forth in this Agreement, the Loan Parties agree to pay or reimburse upon demand, all reasonable and documented out-of-pocket costs, fees, and expenses, if any (including, without limitation, reasonable and documented out-of-pocket counsel fees, costs, and expenses, incurred by the Agent and Lenders in connection with the monitoring and enforcement (whether through negotiations, legal proceedings or otherwise) of the Loan Documents and the other documents to be delivered under the Loan Documents, including, without limitation, for any amendments, waivers, collection of principal, interest, fees and any other amounts owed hereunder, or other enforcement of rights hereunder including under this Section 11.5. The Loan Parties shall be responsible for the payment of all broker fees, including, without limitation, any success fees and unpaid retainers.

SECTION 11.6   Indemnification. The Loan Parties shall indemnify the Agent each Lender and each Related Party of any of the foregoing Persons (each such Person being called an "Indemnitee") against, and hold each Indemnitee harmless from, any and all liabilities, obligations, losses, damages, penalties, claims, demands, actions, judgments, suits, costs (including settlement costs), disbursements and reasonable and documented out-of-pocket fees and expenses (including the reasonable and documented out-of-pocket fees, charges and disbursements of any counsel for any Indemnitee (limited to the fees, costs, client charges and expenses of (i) one firm of lead counsel for the Agent and the Lenders, taken as a whole, and (ii) one local counsel in each relevant jurisdiction (and, in the case of an actual or potential conflict of interest, one additional local counsel in each relevant jurisdiction) for the Agent and the Lenders, taken as a whole)), joint or several, of any kind or nature whatsoever which may at any time be imposed on, incurred by or asserted or awarded against any Indemnitee in any way relating to or arising out of or in connection with or by reason of (i) any actual or prospective claim, litigation, investigation or proceeding in any way relating to, arising out of, in connection with or by reason of any of the following, whether based on contract, tort or any other theory (including any investigation of, preparation for, or defense of any pending or threatened claim, litigation or proceeding):   (x) the execution, delivery, enforcement, performance or administration of any Loan Document or any other document delivered in connection with the transactions contemplated thereby or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated) or the consummation of the transactions contemplated thereby or (y) any Commitment, any credit extension or the use or proposed use of the proceeds thereof; *provided* that such indemnity shall not, as to any Indemnitee, be available to the extent that such liabilities, obligations, losses, damages, penalties, claims, demands, actions, judgments, suits, costs, fees and expenses (A) are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the bad faith, gross negligence or willful misconduct of such Indemnitee, (B) result from a claim brought by any Loan Party against an Indemnitee for a material breach in bad faith of such Indemnitee's funding obligations hereunder, if such Loan Party has obtained a final and non-appealable judgment in its favor on such claim as determined by a court of competent jurisdiction or (C) any dispute solely among Indemnitees (other than any claims against an Indemnitee in its capacity or in fulfilling its role as an agent or arranger or any similar role hereunder or under any other Loan Document and other than any claims arising out of any act or omission of any Loan Party or any of their Affiliates); or (ii) any actual or alleged presence or release of Materials of Environmental Concern on or from any Real Property currently or formerly owned or operated by any Group Company, or any Environmental Liability related in any way to any Group Company, in all cases; *provided* that such indemnity shall not, as to any Indemnitee, be available to the extent that such liabilities, obligations, losses, damages, penalties, claims, demands, actions, judgments, suits, costs, fees and expenses are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the bad faith, gross negligence or willful misconduct of such Indemnitee. This Section 11.6 shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim. Notwithstanding anything contained in this Agreement to the contrary, the Loan Parties' liability and obligations with respect to any indemnified liability arising out of any Environmental Law in respect of any Real Property shall be released on the date which is the three (3) year anniversary of the date on which the earliest of the following occurs: (i) the payment in full of the Obligations (other than inchoate obligations for indemnification or unasserted claims for reimbursement), or (ii) Agent or its nominee or assignee has exercised it foreclosure rights under this Agreement; provided that the Agent has received a Phase I environmental site assessment prepared on Agent's behalf by environmental professionals selected by the Loan Parties and approved by Agent in its reasonable discretion, at the sole cost of the Loan Parties, that indicates that the applicable Real Property and the Loan Parties' operations are free from any circumstance, condition, Materials of Environmental Concern or violation of Environmental Law that constitutes a "recognized environmental condition" (as that term is defined in the ASTM standard practice for Phase I environmental site assessments) that could reasonably be expected to have a Material Adverse Effect and was not disclosed to Agent prior to the Closing Date.

SECTION 11.7   Right of Set-off. Upon the occurrence and during the continuance of any Event of Default, the Agent, on behalf of the Lenders, is hereby authorized at any time and from time to time, to the fullest extent permitted by the Requirements of Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other Debt at any time owing by the Lenders to or for the credit or the account of any Loan Party against any and all of the obligations of the Loan Parties now or hereafter existing under any Loan Document, whether or not the Agent or Lenders shall have made any demand under the Note and although such obligations may be unmatured. The Agent, on behalf of the Lenders, agree to promptly notify the Borrower after any such set-off and application made by such Lenders, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Lenders under this Section are in addition to other rights and remedies (including, without limitation, other rights of set-off) which such Lenders may have.

SECTION 11.8   Binding Effect. This Agreement shall become effective when it shall have been executed by the Loan Parties, the Agent and the Lenders and thereafter shall be binding upon and inure to the benefit of the Loan Parties, the Agent and the Lenders and their respective permitted successors and assigns.

SECTION 11.9   Assignments and Participations.

(a)   Generally. This Agreement and the other Loan Documents shall be binding upon and inure to the benefit of each Loan Party and Agent and each Lender and their respective successors and assigns; provided, however, that none of Loan Parties may assign or transfer any of its rights hereunder or under the other Loan Documents without the prior written consent of the Agent and any such assignment without Agent's prior written consent shall be null and void. With the prior written consent of the Borrower and the Agent, each Lender may assign to one or more Eligible Assignees all or a portion of the Term Loan held by it; provided, however, that (A) the written consent of the Borrower (1) shall not be unreasonably withheld, conditioned or delayed, (2) shall not be required upon the occurrence and during the continuance of an Event of Default, and (3) shall be deemed given if not positively denied in writing by the Borrower within five (5) Business Days of the date of the written request therefor, (B) no written consent of Agent or the Borrower shall be required in connection with any assignment by a Lender (1) to Agent or another Lender, (2) to an Affiliate of Agent or another Lender (other than an Affiliate that is a Competitor) or (3) during the continuance of an Event of Default, and (C) the written consent of the Agent (1) shall not be unreasonably withheld, conditioned or delayed and (2) shall be deemed given if not positively denied in writing by the Agent within five (5) Business Days of the date of the written request therefor. Notwithstanding the foregoing, in no event shall any such assignment be made to a natural person (or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural person). In addition to the foregoing, no assignment of any Loans may be made by an Affiliated Lender to any Loan Party or any Affiliate of any Loan Party and any such assignment shall be void and of no effect.

(b)   The lender party to each such assignment shall execute and deliver to Agent, an Assignment and Acceptance Agreement in the form of Exhibit A, via an electronic settlement system acceptable to Agent (or, if previously agreed with Agent, manually), and, shall pay to Agent a processing and recordation fee of four thousand dollars ($4,000) (which fee may be waived or reduced in the sole discretion of Agent). Any Assignment and Acceptance Agreement shall include customary representations and disclosures regarding material non-public information of Borrower or any other Loan Party.

(c)   Participations. Any Lender may at any time grant to any Person participating interests in its Commitment or the obligations owing to such Lender hereunder (a "Participant"); provided that, unless an Event of Default has occurred and is continuing, each such grant shall be to an Eligible Assignee. No Participant shall have any rights or benefits under this Agreement or any other Loan Document. In the event of any such grant by a Lender of a participating interest to a Participant, such Lender shall remain responsible for the performance of its obligations hereunder, and the Loan Parties and the Agent shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement pursuant to which any Lender may grant such a participating interest shall provide that such Lender shall retain the sole right and responsibility to enforce the obligations of the Loan Parties hereunder including, without limitation, the right to approve any amendment, modification or waiver of any provision of this Agreement; provided however, such Lender may agree with the Participant that it will not, without the consent of the Participant, agree to (i) increase such Lender's Commitment, (ii) extend the date fixed for the payment of principal on the Term Loan or a portion thereof owing to such Lender, or (iii) reduce the rate at which interest is payable thereon. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts of (and stated interest on) each Participant's interest in the Term Loan or other obligations under the Loan Documents (the "Participant Register") and any attempted sale of a participation that is not recorded in accordance with this Section 11.9(c) shall be null and void; provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant's interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.

(d)   Information to Assignee, Etc. A Lender may furnish any information concerning the Property and its operations, Borrower, or Guarantors in the possession of such Lender from time to time to Eligible Assignees and Participants (including prospective assignees and any Related Party thereof); provided, however, that no Lender may not disclose or disseminate Borrower's financial statements (or extracts thereof or information contained in such financial statements) or any other material non-public information of Borrower or any other Loan Party to any other Person or entity outside of such Lender's organization (other than to any Related Party) without the prior written consent of the Borrower (which consent shall not be unreasonably withheld). In connection with such negotiation, execution and delivery, the Loan Parties authorize the Agent and Lenders to communicate all information and documentation related to the Term Loan (whether to the Loan Parties or to any assignee, legal counsel, appraiser or other necessary party) directly by e-mail, fax, or other electronic means used to transmit information, provided such information shall be handled by Agent and the Lenders with the same duty of care as Agent and each Lender, as applicable, handles its own confidential information, and shall be liable to Borrower for the disclosure of any such information.

(e)   Cooperation; Costs and Expenses. In connection with any such sale, syndication, assignment or participation, the Loan Parties further agree that they shall be responsible for their own costs and expenses in connection with such transaction and that the Loan Documents and other related documents shall be sufficient evidence of the obligations of Loan Parties to each purchaser, assignee or participant and upon written request by the Agent, the Loan Parties shall enter into such amendments or modifications to the Loan Documents and other related documents as may be reasonably necessary or desirable in order to evidence any such sale, syndication, assignment or participation; provided that the Loan Parties shall not be required to reimburse or otherwise be liable in any manner in respect of any fees, costs and expenses incurred by the Agent or any Lender in connection with any such sale, syndication, assignment or participation of any of the Term Loans.

(f)   Register. The Agent, acting solely for this purpose as a non-fiduciary Agent of the Borrower, shall maintain at its principal office a copy of each Assignment and Acceptance Agreement delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and stated interest) of the loans owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Loan Parties and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

             SECTION 11.10   <u>Limitation on Agreements</u>. All agreements among the Loan Parties, the Agent and the Lenders, whether now existing or hereafter arising and whether written or oral, are hereby expressly limited so that in no contingency or event whatsoever, whether by reason of demand being made in respect of an amount due under any Loan Document or otherwise, shall the amount paid, or agreed to be paid, to the Lenders for the use, forbearance, or detention of the money to be loaned under any Loan Document or otherwise or for the payment or performance of any covenant or obligation contained herein or in any other Loan Document exceed the Highest Lawful Rate. If, as a result of any circumstance whatsoever, fulfillment of or compliance with any provision hereof or of any of such documents at the time performance of such provision shall be due or at any other time shall involve exceeding the amount permitted to be contracted for, taken, reserved, charged or received by the Lenders under applicable usury or similar law, then, ipso facto, the obligation to be fulfilled or complied with shall be reduced (firstly by reducing the stated interest rate and thereafter, if and to the extent required, by reducing any other amount comprising interest) to the limit prescribed by such applicable usury or similar law, and if, from any such circumstance, the Lenders shall ever receive interest or anything which might be deemed interest under the Requirements of Law which would exceed the Highest Lawful Rate, such amount which would be excessive interest shall be applied to the reduction of the principal amount owing on account of the Note or the amounts owing on other obligations of the Loan Parties to the Lenders under any Loan Document and not to the payment of interest, or if such excessive interest exceeds the unpaid principal balance of the Note and the amounts owing on other obligations of the Loan Parties to the Lenders under any Loan Document, as the case may be, such excess shall be promptly refunded in cash to the Borrower. All sums paid or agreed to be paid to the Lenders for the use, forbearance, or detention of the indebtedness of the Loan Parties to the Lenders shall, to the extent permitted by the Requirements of Law, be amortized, prorated, allocated, and spread throughout the full term of such indebtedness until payment in full of the principal (including the period of any renewal or extension thereof) so that the interest on account of such indebtedness shall not exceed the Highest Lawful Rate. Notwithstanding anything to the contrary contained in any Loan Document, it is understood and agreed that if at any time the rate of interest which accrues on the outstanding principal balance of the Note shall exceed the Highest Lawful Rate, the rate of interest which accrues on the outstanding principal balance of the Note shall be limited to the Highest Lawful Rate, but any subsequent reductions in the rate of interest which accrues on the outstanding principal balance of the Note shall not reduce the rate of interest which accrues on the outstanding principal balance of such Note below the Highest Lawful Rate until the total amount of interest accrued on the outstanding principal balance of the Note, taken in the aggregate, equals the amount of interest which would have accrued if such interest rate had at all times been in effect and not been reduced. In the event that any rate of interest under the Note or any Loan Document is reduced due to the effect of this Section 11.10 and there is a subsequent increase in the Highest Lawful Rate, such interest rate shall, automatically without any action of the Loan Parties or Lenders, be increased to the then applicable Highest Lawful Rate; provided that the interest rate shall not exceed the rate set forth in Section 2.3. The terms and provisions of this Section 11.10 shall control and supersede every other provision of all Loan Documents.

SECTION 11.11   SUBMISSION TO JURISDICTION; WAIVERS. EACH OF THE LOAN PARTIES, THE AGENT AND THE LENDERS IRREVOCABLY AND UNCONDITIONALLY:

(a)   SUBMITS FOR ITSELF AND ITS PROPERTY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR FOR RECOGNITION AND ENFORCEMENT OF ANY JUDGMENT IN RESPECT THEREOF, TO THE NON-EXCLUSIVE GENERAL JURISDICTION OF THE COURTS OF ANY STATE OF NEW YORK AND APPELLATE COURTS THEREOF OR, AT THE OPTION OF THE AGENT ANY COURT IN WHICH IT ACTING IN ITS SOLE DISCRETION DEEMS IT NECESSARY OR APPROPRIATE TO INITIATE LEGAL OR EQUITABLE PROCEEDINGS IN ORDER TO EXERCISE, PRESERVE, PROTECT OR DEFEND ANY OF LENDERS' RIGHTS AND REMEDIES HEREUNDER OR UNDER THE NOTE, THE SECURITY AGREEMENT, THE PLEDGE AGREEMENT, OR THE CANADIAN PLEDGE AND SECURITY AGREEMENT OR OTHERWISE OR TO EXERCISE PRESERVE, PROTECT OR DEFEND ANY LIEN, AND THE PRIORITY THEREOF, AGAINST ANY COLLATERAL;

(b)   EACH LOAN PARTY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT IT WILL NOT COMMENCE ANY ACTION OR PROCEEDING OR ANY KIND OR DESCRIPTION, WHETHER IN LAW OR EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST AGENT, ANY LENDER OR ANY RELATED PARTY OF THE FOREGOING IN ANY WAY RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENTS OR THE TRANSACTIONS RELATING HERETO OR THERETO, IN ANY FORUM OTHER THAN THE COURTS OF THE STATE OF NEW YORK AND ANY APPELLATE COURT FROM ANY THEREOF OR ANY OTHER FORUM REASONABLY SELECTED BY AGENT;

(c)   WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT OR THAT SUCH PROCEEDING WAS BROUGHT IN AN INCONVENIENT FORUM AND AGREES NOT TO PLEAD OR CLAIM THE SAME;

(d)   AGREES THAT SERVICE OF PROCESS IN ANY SUCH LEGAL ACTION OR PROCEEDING MAY BE EFFECTED BY DELIVERY OF A COPY THEREOF (BY REGISTERED OR CERTIFIED MAIL OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL POSTAGE PREPAID) TO THE ADDRESS SET FORTH IN SECTION 11.3 HEREOF OR AT SUCH OTHER ADDRESS OF WHICH THE OTHER PARTIES HERETO SHALL HAVE BEEN NOTIFIED IN WRITING PURSUANT TO SECTION 11.3; AND

(e)   THE LOAN PARTIES, THE AGENT AND THE LENDERS WAIVE THEIR RIGHT TO JURY TRIAL WITH RESPECT TO ANY LEGAL ACTION ARISING UNDER THIS AGREEMENT.

SECTION 11.12   Severability. In case any one or more of the provisions contained in any Loan Document to which the Loan Parties is a party or in any instrument contemplated thereby, or any application thereof, shall be invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained therein, and any other application thereof, shall not in any way be affected or impaired thereby.

SECTION 11.13   Governing Law. This Agreement and the Note shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed entirely within such state.

SECTION 11.14   WAIVER OF DEFENSE OF ILLEGALITY. EACH LOAN PARTY HEREBY IRREVOCABLY WAIVES ANY DEFENSE BASED ON FEDERAL LAW OR THAT THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT ARE VOID AS AGAINST PUBLIC POLICY OR BASED ON ILLEGALITY UNDER FEDERAL LAW, INCLUDING WITHOUT LIMITATION ANY FEDERAL CANNABIS LAWS. EACH PARTY HERETO ACKNOWLEDGES THAT EACH OF CALIFORNIA, MICHIGAN, MARYLAND, NEW JERSEY, OHIO AND PENNSYLVANIA HAS ENACTED LEGISLATION REGARDING THE LEGAL USE OF CANNABIS, PARTICULARLY MARIJUANA, WHICH MAY BE IN CONFLICT WITH FEDERAL LAWS. EACH PARTY EXPRESSLY WAIVES THE RIGHT TO PRESENT ANY DEFENSE RELATED TO THE FEDERAL ILLEGALITY OF CANNABIS AND AGREES THAT SUCH DEFENSE SHALL NOT BE ASSERTED, AND WILL NOT APPLY, IN ANY DISPUTE OR CLAIM ARISING OUT OF THIS AGREEMENT.

SECTION 11.15   Execution in Counterparts; Electronic Signatures.

(a)   This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. This Agreement will be deemed executed by the parties hereto when each has signed it and delivered its executed signature page to the Agent by facsimile transmission, electronic transmission or physical delivery. This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or in electronic (e.g., "pdf" or "tif") format shall be effective as delivery of a manually executed counterpart of this Agreement. No party hereto or to any other Loan Document shall raise the use of a facsimile machine or digital imaging and electronic mail to deliver a signature or the fact that any signature was transmitted or communicated through the use of a facsimile machine or digital imaging and electronic mail as a defense to the formation of a contract and each such party forever waives any such defense.

(b)   The words "execution," "signed," "signature," and words of like import in any Loan Document shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Requirements of Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York Electronic Signatures and Records Act, any other similar state laws based on the Uniform Electronic Transactions Act, the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Transactions Act (British Columbia) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, or any other similar laws of any other jurisdiction.

SECTION 11.16   Confidentiality.

(a)   The Agent and each Lender agrees to keep confidential in accordance with its customary procedure for handling confidential information of this nature any non-public information supplied to it by, or on behalf of, the Group Companies pursuant to this Agreement or the other Loan Documents (and which at the time is not, and does not thereafter become, publicly available or available to such Person or its Related Parties from another source not known to be subject to a confidentiality obligation to such Person not to disclose such information), provided that nothing herein shall limit the disclosure by any Agent or any Lender of any such information (i) to its Related Parties or the Related Parties of any Person described in clause (ii) or clause (iii) below (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such information and instructed to keep such information confidential in accordance with this Section 11.16); (ii) to any other party hereto; (iii) to any permitted assignee or participant (or prospective assignee or participant) pursuant to Section 11.9 so long as such assignee or participant (or prospective assignee or participant) has been informed of the confidential nature of such information and instructed to keep such information confidential on substantially the same terms as this Section 11.16; (iv) to the extent required by any Requirement of Law or judicial process or as otherwise requested by any Governmental Authority, provided that the Agent shall use commercially reasonable efforts to give the applicable Loan Party written notice prior to disclosing the information to the extent permitted by such requirement; (v) in connection with any litigation to which the Agent or any Lender is a party (so long as the Agent or Lender provides the Borrower with prompt notice thereof to the extent permitted by the Requirements of Law); (vi) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder; or (vii) with the written consent of the Borrower.

(b)   Without limiting the generality of Section 11.16(a), each of the Agent and the Lenders acknowledge that it is aware (a) that any financial projections (including the Projections) may contain material non-public information that is not otherwise publicly available, and (b) of the restrictions imposed by applicable securities laws and legislation (including without limitation the Securities Act and United States securities laws) on a Person possessing material non-public information about a public company such as the Borrower. Without limiting the foregoing, each of the Agent and the Lenders further acknowledge that United States and Canadian securities laws may impose certain restrictions upon Persons with material non-public information about a corporation from purchasing or selling securities of such corporation and from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. Each of the Agent and the Lenders agree that it will comply with all such securities laws.

ARTICLE XII.
RIGHTS AND DUTIES OF AGENT.

SECTION 12.1 Appointment and Authority. Each of the Lenders hereby irrevocably appoints FG Agency Lending LLC to act on its behalf as the Agent hereunder and under the other Loan Documents and authorizes the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article XII are solely for the benefit of the Agent and the Lenders, and neither the Loan Parties nor any other party to this Agreement shall have rights as a third-party beneficiary of any of such provisions.

SECTION 12.2 Agent. The Agent (i) is acting solely on behalf of the Lenders (except to the limited extent provided in Section 11.9(f) with respect to the Register), with duties that are entirely administrative in nature, notwithstanding the use of the defined term "Agent", "agent", and similar terms in any Loan Document to refer to Agent, which terms are used for title purposes only, (ii) is not assuming and shall not have any actual or implied obligations, functions, responsibilities, duties, under any Loan Document other than as expressly set forth therein or any role as agent, fiduciary or trustee of or for any Lender or any other Person, and each Lender, by accepting the benefits of the Loan Documents, hereby waives and agrees not to assert any claim against Agent based on the roles, duties and legal relationships expressly disclaimed in clauses (i) and (ii) above.

SECTION 12.3 Rights as a Lender. The Persons serving as the Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it was not the Agent and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Persons serving as Agent hereunder in each of the Agent's individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for, and generally engage in any kind of business with, the Group Companies or other Affiliate thereof as if such Person were not the Agent hereunder and without any duty to account therefor to the Lenders. FG Agency Lending LLC (and any successor acting as Agent or any sub-agent) and its Affiliates may accept fees and other consideration from the Borrower or any Affiliate of the Borrower for services in connection with this Agreement or otherwise without having to account for the same to the Lenders.

SECTION 12.4 Loan Information.

(a) At Lenders' request from time to time, Agent shall provide Lenders with any available financial and nonfinancial information in Agent's possession on the Borrower, Guarantors, any other Loan Parties and endorsers of the Term Loan, and all security for the Term Loan. The Agent shall maintain records pertaining to the Term Loan. At all reasonable times, Agent shall permit the Lenders, at Lenders' sole expense, to inspect and copy all such writings and records relating to the Term Loan. The Agent shall provide to Lenders, promptly upon receipt by Agent, copies of all reports and other information required to be provided by the

Borrower to Agent under this Agreement and any other material information otherwise received by Agent with respect to Borrower.

(b)   Nothing contained in this section shall impose any liability upon Agent for its failure to provide Lenders any of such information or financial statements except for Agent's own bad faith, willful misconduct, or gross negligence; and provided further, that Agent shall not be obligated to provide Lenders with any information in violation of the Requirements of Law or any contractual restrictions on the disclosure thereof.

(c)   Agent shall have no responsibility to Lenders for any errors or omissions in any such reports, financial statements, or other information.

(d)   Agent may take any action with respect to the Term Loan which in its reasonable discretion it deems proper. The Agent shall not be liable for any error of judgment or for any action taken or omitted by it, except to the extent caused by its gross negligence or willful misconduct that causes actual damage to Lenders.

(e)   Agent (1) may consult with legal counsel (including but not limited to counsel for Borrower), independent public accountants, and other experts selected by Agent and shall not be liable for any action taken or omitted in good faith in accordance with the advice of such counsel, accountants, or experts; and (2) shall incur no liability for acting upon any notice, consent, certificate, or other instrument or writing (which may be by facsimile or electronic mail) believed by Agent to be genuine and believed by Agent to be signed or sent by the proper party. Except as otherwise specifically provided in this Agreement, Agent shall not be compelled to do any acts hereunder or under any Loan Document or to take any action towards the execution or enforcement of the powers created under this Agreement or any Loan Document, or to prosecute or defend any suit in respect hereof or thereof.

(f)   None of the rights in this Section 12.4 shall apply to Lenders that are Affiliated Lenders and Affiliated Lenders shall not be entitled to the benefit or receipt of any information provided to Agent hereunder (including but not limited to legal advice), or provided by Agent to other Lenders other than information relating to payments and administration of the Loan.

SECTION 12.5   Enforcement of Loan. Subject to Section 11.2 and except as specifically provided in this Agreement, it is understood and agreed that Agent may, in its sole discretion and without prior notice to or consent of Lenders, (i) agree to the modification, waiver or release of any term or provision of the Loan Documents, (ii) give or withhold consents or approvals to any actions or failures to act by Borrower, (iii) exercise or refrain from exercising, or waive, any rights or powers or take or refrain from taking any actions which may be vested in Agent or which Agent may be entitled to take or assert under the Loan Documents, and (iv) take such other and further action as Agent may deem necessary for the effective administration of the Term Loan; provided, however, that without the prior written consent of Required Lenders, no such amendment, waiver or consent shall:

(a)   change the stated Maturity Date or postpone any date fixed by this Agreement or any other Loan Document for any payment of principal, interest, fees or other amounts due to Agent under this Agreement or under any other Loan Document;

(b)   reduce the principal of, or the rate of interest specified herein on, any portion of the Term Loan, or any fees or other amounts payable under any Loan Document; provided, however, that Agent may waive any obligation of the Borrower to pay interest at the rate specified in Section 2.3;

(c)   increase the principal amount of the Term Loan or permit the Loan Parties to incur additional indebtedness except as expressly permitted herein;

(d)   release any Collateral or the liability of the Loan Parties or any existing Guarantor except as expressly permitted herein;

(e)   reduce the amount of principal payable upon acceleration of the Maturity Date;

(f)   during the continuance of an Event of Default, modify, waive or release any material term or provision of the Loan Documents or give or withhold consents or approval to any actions or failures to act by Borrower;

(g)   impair the right of Lenders to receive payment of principal, interest, fees or expenses when due;

(h)   change the ranking or priority of the Term Loan or any security interest thereunder; or

(i)   subordinate the Term Loan or the Lenders' interests.

Notwithstanding the foregoing, (i) any fee letter between the Agent or any of its Affiliates, on the one hand, and one or more Loan Parties, on the other hand, may be amended by the parties thereto and (ii) the Additional Incremental Amendment shall be effective to amend this Agreement as contemplated by Section 2.1 if executed by the Borrower, the other Loan Parties party thereto, the applicable Lenders providing an Additional Incremental Commitment and the Agent.

SECTION 12.6   Nature of Duties of the Agent. The Agent shall have no duties or responsibilities to Lenders except as expressly set forth in this Agreement. The Agent's duties hereunder shall be mechanical and administrative in nature. The Agent shall not have by reason hereof a fiduciary relationship with respect to Lenders. The Agent agrees to be bound by Lenders' determinations made in connection with the Loan Documents so long as such determinations are made in good faith and in the absence of willful misconduct. Unless indemnified to the satisfaction of the Agent against loss, cost, liability, and expense, the Agent shall be under no duty to enforce any rights, remedies, powers, or privileges with respect to any enforcement of the obligations of the Loan Parties under the Loan Documents and shall not be compelled to do any act hereunder or thereunder or to take any action toward the exercise or enforcement of the powers created by this Agreement or any of the Loan Documents, or to prosecute or defend any suit in respect hereof or thereof. Agent shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Loan Parties or any of their Affiliates that is communicated to or obtained by the Person serving as the Agent or any of its Affiliates in any capacity. The Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the

Lenders as shall be necessary, or as the Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 9.2 and 11.2), or (ii) in the absence of its own gross negligence or willful misconduct as determined by a court of competent jurisdiction by final and non-appealable judgment. The Agent shall be deemed not to have knowledge of any Default or Event of Default unless and until notice describing such Default or Event of Default is given to the Agent in writing by a Loan Party or a Lender. In the event that the Agent receives such a notice of the occurrence of a Default or Event of Default, the Agent shall take such action with respect to such Default or Event of Default as shall reasonably be directed by the Required Lenders, provided that, unless and until the Agent shall have received such directions, the Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interest of the Lenders.

SECTION 12.7   Standard of Care. In making and handling the Term Loan, the Agent will exercise the same care as a commercially reasonable agent would exercise, but the Agent shall have no further responsibility to Lenders except as expressly provided herein. Further, the Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any recital, statement, warranty or representation (whether written or oral) made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default or Event of Default, (iv) the value, validity, enforceability, effectiveness, sufficiency or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, (v) the satisfaction of any condition set forth in Article V or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Agent, (vi) any litigation or collection proceeding (or to initiate or conduct any such litigation or proceeding) under any Loan Document unless requested by the Required Lenders in writing and it receives indemnification satisfactory to it from the Lenders or (vii) the value or rating of any Collateral.

SECTION 12.8   Indemnification of the Agent by Lenders. To the extent that the Agent and its Related Parties are not reimbursed and indemnified by Borrower, and whether or not the Agent or its Related Parties has made demand on the Guarantors for the same, the Lenders will, within five days of written demand by the Agent or its Related Parties, reimburse the Agent and its Related Parties for and indemnify the Agent and its Related Parties from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including, without limitation, client charges and expenses of counsel or any other advisor to the Agent or its Related Parties), advances or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent or its Related Parties in any way relating to or arising out of this Agreement or any of the other Loan Documents or any action taken or omitted by the Agent or its Related Parties under this Agreement or any of the other Loan Documents, in proportion to each Lender's pro rata share, including, without limitation, advances and disbursements made; provided, however, that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, advances or disbursements for which there has been a final non-appealable judicial determination that such liability resulted from the

Agent's or its Related Parties' gross negligence or willful misconduct. The obligations of the Lenders under this Section 12.8 shall survive the payment in full of the Term Loan and the termination of this Agreement.

SECTION 12.9   Erroneous Payments.

(a)   If Agent (i) notifies a Lender or any Person who has received funds on behalf of a Lender (any such Lender or other recipient (and each of their respective successors and assigns), a "Payment Recipient") that Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds (as set forth in such notice from Agent) received by such Payment Recipient from Agent or any of its Affiliates were erroneously or mistakenly transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender or other Payment Recipient on its behalf) (any such funds, whether transmitted or received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an "Erroneous Payment") and (ii) demands in writing the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of Agent pending its return or repayment as contemplated below in this Section 12.9 and held in trust for the benefit of Agent, and such Lender shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two (2) Business Days thereafter (or such later date as Agent may, in its sole discretion, specify in writing), return to Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds. A notice of Agent to any Payment Recipient under this clause (a) shall be conclusive, absent manifest error.

(b)   Without limiting immediately preceding clause (a), each Lender or any Person who has received funds on behalf of a Lender (and each of their respective successors and assigns), agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in this Agreement or in a notice of payment, prepayment or repayment sent by Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by Agent (or any of its Affiliates), or (z) that such Lender or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), then in each such case:

(i)   it acknowledges and agrees that (A) in the case of immediately preceding clauses (x) or (y), an error and mistake shall be presumed to have been made (absent written confirmation from Agent to the contrary) or (B) an error and mistake has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii)   such Lender shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one (1) Business Day of its knowledge of the occurrence of any of the circumstances described in immediately pre-ceding clauses (x), (y) and (z)) notify Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying Agent pursuant to this Section 12.9(b).

For the avoidance of doubt, the failure to deliver a notice to Agent pursuant to this Section 12.9(b) shall not have any effect on a Payment Recipient's obligations pursuant to Section 12.9(a) or on whether or not an Erroneous Payment has been made.

(c)   Each Lender hereby authorizes Agent to set off, net and apply any and all amounts at any time owing to such Lender under any Loan Document, or otherwise payable or distributable by Agent to such Lender under any Loan Document with respect to any payment of principal, interest, fees or other amounts, against any amount that Agent has demanded to be returned under immediately preceding clause (a).

(d)   In the event that an Erroneous Payment (or portion thereof) is not recovered by Agent for any reason, after demand therefor in accordance with immediately preceding clause (a), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an "Erroneous Payment Return Deficiency"), upon Agent's notice to such Lender at any time, then effective immediately (with the consideration therefor being acknowledged by the parties hereto), (A) such Lender shall be deemed to have assigned its Term Loans (but not its Commitments) with respect to which such Erroneous Payment was made in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as Agent may specify) (such assignment of the Term Loans (but not Commitments), the "Erroneous Payment Deficiency Assignment") (on a cashless basis and such amount calculated at par plus any accrued and unpaid interest), and is hereby (together with Borrower) deemed to execute and deliver an assignment and assumption with respect to such Erroneous Payment Deficiency Assignment, and such Lender shall deliver any Notes evidencing such Term Loans to Borrower or Agent (but the failure of such Person to deliver any such Notes shall not affect the effectiveness of the foregoing assignment), (B) Agent as the assignee Lender shall be deemed to have acquired the Erroneous Payment Deficiency Assignment, (C) upon such deemed acquisition, Agent as the assignee Lender shall become a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Commitments which shall survive as to such assigning Lender, (D) Agent and Loan Parties shall each be deemed to have waived any consents required under this Agreement to any such Erroneous Payment Deficiency Assignment, and (E) Agent will reflect in the register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and stated interest) of the Term Loans owing to, each Lender pursuant to the terms hereof from time to time, its ownership interest in the Term Loans subject to the Erroneous Payment Deficiency Assignment. For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender and such Commitments shall remain available in accordance with the terms of this Agreement.

(e)   Subject to Section 11.9 (but excluding, in all events, any assignment consent or approval requirements (whether from Borrower or otherwise)), Agent may, in its discretion, sell any Term Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Term Loan (or portion thereof), and Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). In addition, an Erroneous Payment Return Deficiency owing by the applicable Lender (x) shall be reduced by the proceeds of prepayments or repayments of principal and interest, or other distribution in respect of principal and interest, received by Agent on or with respect to any such Term Loans acquired from such Lender pursuant to an Erroneous Payment Deficiency Assignment (to the extent that any such Term Loans are then owned by Agent) and (y) may, in the sole discretion of Agent, be reduced by any amount specified by Agent in writing to the applicable Lender from time to time.

(f)   The parties hereto agree that (x) irrespective of whether Agent may be equitably subrogated, in the event that an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, Agent shall be subrogated to all the rights and interests of such Payment Recipient (and, in the case of any Payment Recipient who has received funds on behalf of a Lender to the rights and interests of such Lender) under the Loan Documents with respect to such amount (the "Erroneous Payment Subrogation Rights") (provided that the Loan Parties' Obligations under the Loan Documents in respect of the Erroneous Payment Subrogation Rights shall not be duplicative of such Obligations in respect of Term Loans that have been assigned to Agent under an Erroneous Payment Deficiency Assignment) and (y) an Erroneous Payment shall not pay, pre-pay, repay, discharge or otherwise satisfy any Obligations owed by any Loan Party; provided that this Section 12.9 shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the Obligations of Loan Parties relative to the amount (and/or timing for payment) of the Obligations that would have been payable had such Erroneous Payment not been made by Agent; provided, further, that for the avoidance of doubt, immediately preceding clauses (x) and (y) shall not apply to the extent any such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by Agent from Borrower for the purpose of making such Erroneous Payment.

(g)   To the extent permitted by the Requirements of Law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by Agent for the return of any Erroneous Payment received, including, without limitation, any defense based on "discharge for value" or any similar doctrine.

(h)   Each party's obligations, agreements and waivers under this Section 12.9 shall survive the resignation or replacement of Agent, any transfer of rights or obligations by, or the re-placement of, a Lender, the termination of the Commitments and/or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

SECTION 12.10   Merger or Consolidation. Any corporation or association into which FG Agency Lending LLC may be converted or merged, or with which it may be consolidated, or to which it may sell or transfer all or substantially all of its corporate trust business and assets as a whole or substantially as a whole, or any corporation or association resulting from any such conversion, sale, merger, consolidation or transfer to which FG Agency Lending LLC is a party, will be and become the successor Agent under this Agreement and will have and succeed to the rights, powers, duties, immunities and privileges as its predecessor, without the execution or filing of any instrument or paper or the performance of any further act.

SECTION 12.11   Delegation of Duties.

(a)   The Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub agents appointed by the Agent. The Agent and any such sub agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties.   The exculpatory provisions of this Article shall apply to any such sub agent and to the Related Parties of the Agent and any such sub agent, and shall apply to their respective activities in connection with the syndication of the Term Loans as well as activities as Agent. The Agent shall not be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines in a final and non-appealable judgment that the Agent acted with gross negligence or willful misconduct in the selection of such sub agents.

(b)   Any corporation or other entity into which the Agent may be merged or converted or with which the Agent may be consolidated, or any corporation or other entity resulting from any merger, conversion or consolidation to which the Agent shall be a party, or any corporation or other entity succeeding to all or substantially all of the corporate trust business of the Agent, shall be the successor to the Agent hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto.

SECTION 12.12   Resignation of Agent.

(a)   The Agent may at any time give notice of its resignation to the Lenders and the Loan Parties. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, to appoint, as applicable, a successor Agent (which shall be a Lender, or with the prior written consent of Borrower so long as no Event of Default has occurred and is continuing (such consent not to be unreasonably withheld, conditioned, or delayed, and shall be deemed given if Borrower fails to respond within five (5) calendar days of receipt of written notice of the proposed successor) such other Person appointed by the Required Lenders). If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days after the retiring Agent gives notice of its resignation (or such earlier day as shall be agreed by the Required Lenders) (the "Resignation Effective Date"), then the retiring Agent may (but shall not be obligated to), on behalf of the Lenders, appoint a successor Agent meeting the qualifications set forth above. Whether or not a successor has been appointed, such resignation shall become effective in accordance with such notice on the Resignation Effective Date.

(b)   The Required Lenders may, to the extent permitted by the Requirements of Law, by notice in writing to the Loan Parties and such Person remove such Person as Agent and appoint a successor. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days (the "Removal

Effective Date"), then such removal shall nonetheless become effective in accordance with such notice on the Removal Effective Date.

(c)   With effect from the Resignation Effective Date or the Removal Effective Date (i) the retiring or removed Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents and (ii) except for any indemnity payments owed to the retiring or removed Agent, all payments, communications and determinations provided to be made by, to or through the Agent shall instead be made by or to the Lenders directly, until such time, if any, as the Required Lenders appoint a successor Agent as provided for above.   Upon the acceptance of a successor's appointment as Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring or removed Agent (other than any rights to indemnity payments owed to the retiring or removed Agent), and the retiring or removed Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents.   After the retiring or removed Agent's resignation or removal hereunder and under the other Loan Documents, the provisions of this section shall continue in effect for the benefit of such retiring or removed Agent and its respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring or removed Agent was acting as Agent.

SECTION 12.13   Non-Reliance on Agent and Other Lenders. Each Lender acknowledges and agrees that it has, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges and agrees that it will, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder. Except for notices, reports, and other documents and information expressly required to be furnished to the Lenders by the Agent hereunder and for other information in the Agent's possession which has been requested by a Lender and for which such Lender pays the Agent's expenses in connection therewith, the Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the affairs, financial condition, or business of any Loan Party or any of its Affiliates that may come into the possession of the Agent or any of its Affiliates. Each Lender represents and warrants that (i) the Loan Documents set forth the terms of a commercial lending facility and certain other facilities set forth herein and (ii) it is entering into this Agreement as a Lender for the purpose of making, acquiring or holding commercial loans set forth herein as may be applicable to such Lender, and not for the purpose of purchasing, acquiring or holding any other type of financial instrument, and each Lender agrees not to assert a claim in contravention of the foregoing. Each Lender represents and warrants that it is sophisticated with respect to decisions to make, acquire or hold commercial loans, as may be applicable to such Lender, and either it, or the Person exercising discretion in making its decision to make, acquire or hold such commercial loans, is experienced in making, acquiring or holding such commercial loans.

SECTION 12.14   Certain Bankruptcy Agreements.

(a)   Agent May File Proofs of Claim. In case of the pendency of any proceeding under the Bankruptcy Code or any other judicial proceeding relative to any Loan Party, the Agent (irrespective of whether the principal of the Term Loans shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Agent shall have made any demand on the Loan Parties) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:

(i)   to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Term Loans, and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and the Agent and their respective agents and counsel) and all other amounts due the Lenders and the Agent in such judicial proceeding; and

(ii)   to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by the Lenders to make such payments to the Agent and, if the Agent shall consent to the making of such payments directly to the Lenders, to pay to the Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Agent and its agents and counsel, and any other amounts due the Agent.

(b)   Nothing herein contained shall be deemed to authorize the Agent to authorize or consent to or accept or adopt on behalf of the Lenders any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of the Lenders to authorize the Agent to vote in respect of the claim of the Lenders or in any such proceeding.

(c)   Each Affiliated Lender acknowledges and agrees that it is an 'insider' (as defined in Section 101(31) of the Bankruptcy Code) and hereby agrees that its vote with respect to any plan of reorganization shall not be counted for purposes of determining whether the requirements of Section 1129(a)(10) of the Bankruptcy Code have been satisfied. For all purposes of Section 1126(c) of the Bankruptcy Code, each Affiliated Lender shall be deemed to have voted its interest in the same proportion as the vote of Lenders that are not Affiliated Lenders.

SECTION 12.15   Appointment of Collateral Agent. The Agent shall serve as the initial collateral agent hereunder as of the Closing Date. Thereafter, the Required Lenders may in their sole and absolute discretion, by notice in writing to the Loan Parties, appoint a Person to serve as collateral agent hereunder and under the Security Documents. The Loan Parties will cooperate with the Lenders and such Person, and execute and deliver any documents necessary, to effectuate such appointment.

SECTION 12.16   Force Majeure. The Agent shall not be (i) required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers hereunder or under any other Loan Document or (ii) responsible or liable for any failure or delay in the performance of its obligations hereunder or under any other Loan Document arising out of or caused, directly or indirectly, by circumstances beyond its control, including without limitation, any act or provision of any present or future law or regulation or governmental authority; acts of God; earthquakes; fires; floods; wars; terrorism; civil or military disturbances; sabotage; epidemics; riots; interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications service; accidents; labor disputes; acts of civil or military authority or governmental actions; or the unavailability of the Federal Reserve Bank wire or telex or other wire or communication facility.

ARTICLE XIII.
GUARANTY.

SECTION 13.1   Guaranty of Obligations. Each Guarantor unconditionally guarantees, jointly with the other Guarantors and severally, that the Obligations will be performed and paid in full in cash when due and payable, whether at the stated or accelerated maturity thereof or otherwise, this guaranty being a guaranty of payment and not of collectability and being absolute and in no way conditional or contingent. In the event any part of the Obligations shall not have been so paid in full when due and payable, each Guarantor will, immediately upon notice by the Agent or, without notice, immediately upon the occurrence of a bankruptcy Event of Default, pay or cause to be paid to the Agent for the account of each Lender in accordance with the Lenders' respective interests therein the amount of such Obligations which are then due and payable and unpaid. The obligations of each Guarantor hereunder shall not be affected by the invalidity, unenforceability or recoverability of any of the Obligations as against the Borrower, any other Loan Party or any other Person. For purposes of this Article XIII, the Obligations shall be due and payable when and as the same shall be due and payable under the terms herein or any other Loan Document notwithstanding the fact that the collection or enforcement thereof may be stayed or enjoined under the Bankruptcy Code or other Requirements of Law.

SECTION 13.2   Continuing Obligation; Limitations.   Each Guarantor acknowledges that the Lenders have entered into this Agreement in reliance on this Article XIII being a continuing irrevocable agreement, and such Guarantor agrees that its guaranty may not be revoked in whole or in part. The obligations of the Guarantors hereunder shall terminate when all of the Obligations have been indefeasibly paid in full in cash and discharged; provided, however, that:

(a)   if a claim is made upon the Lenders at any time for repayment or recovery of any amounts or any property received by the Lenders from any source on account of any of the Obligations and the Lenders repay or return any amounts or property so received (including interest thereon to the extent required to be paid by the Lenders) or

(b)   if the Lenders become liable for any part of such claim by reason of (i) any judgment or order of any court or administrative authority having competent jurisdiction, or (ii) any settlement or compromise of any such claim,

then the Guarantors shall remain liable under this Agreement for the amounts so repaid or property so returned or the amounts for which the Lenders became liable (such amounts being deemed part of the Obligations) to the same extent as if such amounts or property had never been received by the Lenders, notwithstanding any termination hereof or the cancellation of any instrument or agreement evidencing any of the Obligations. Not later than five days after receipt of notice from such the Agent, the Guarantors shall pay to the Agent an amount equal to the amount of such repayment or return for which the Lenders have so become liable. Payments hereunder by a Guarantor may be required by the Agent on any number of occasions. For the avoidance of doubt, this guaranty shall remain in full force and effect notwithstanding any amendment, modification, supplement, waiver, or termination of any Loan Document or any provision thereof. Notwithstanding anything to the contrary in this Agreement or any other Loan Document, the obligations of each Guarantor under this Article XIII shall be limited to the maximum amount that would not cause such obligations to be subject to avoidance under applicable fraudulent transfer, conveyance or similar laws.

SECTION 13.3   Waivers with Respect to Obligations. Except to the extent expressly required herein or any other Loan Document, each Guarantor waives, to the fullest extent permitted by the provisions of the Requirements of Law, all of the following (including all defenses, counterclaims and other rights of any nature based upon any of the following):

(a)   presentment, demand for payment and protest of nonpayment of any of the Obligations, and notice of protest, dishonor or nonperformance;

(b)   notice of acceptance of this guaranty and notice that credit has been extended in reliance on such Guarantor's guaranty of the Obligations;

(c)   notice of any Default or Event of Default or of any inability to enforce performance of the obligations of the Borrower or any other Person with respect to any Loan Document or notice of any acceleration of maturity of any Obligations;

(d)   demand for performance or observance of, and any enforcement of any provision of this Agreement, the Obligations or any other Loan Document or any pursuit or exhaustion of rights or remedies against the Borrower or any other Person in respect of the Obligations or any requirement of diligence or promptness on the part of the Agent or Lenders in connection with any of the foregoing;

(e)   any act or omission on the part of the Agent or Lenders which may impair or prejudice the rights of such Guarantor, including rights to obtain subrogation, exoneration, contribution, indemnification or any other reimbursement from the Borrower or any other Person, or otherwise operate as a deemed release or discharge;

(f)   any statute of limitations or any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than the obligation of the principal;

(g)   any "single action" or "anti deficiency" law which would otherwise prevent the Lenders from bringing any action, including any claim for a deficiency, against such Guarantor before or after the Agent's or Lenders' commencement or completion of any foreclosure action, whether judicially, by exercise of power of sale or otherwise, or any other law which would otherwise require any election of remedies by the Agent or the Lenders;

(h)   all demands and notices of every kind with respect to the foregoing; and

(i)   to the extent not referred to above, all defenses (other than payment or satisfaction in full) which the Borrower may now or hereafter have to the payment of the

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Obligations, together with all suretyship defenses, which could otherwise be asserted by such Guarantor.

Each Guarantor represents that it has obtained the advice of counsel as to the extent to which suretyship and other defenses may be available to it with respect to its obligations hereunder in the absence of the waivers contained in this Section 13.3.

No delay or omission on the part of the Agent or Lenders in exercising any right under any other Loan Document or under any other guaranty of the Obligations shall operate as a waiver or relinquishment of such right. No action which the Agent or the Lenders or the Borrower or any Guarantor may take or refrain from taking with respect to the Obligations shall affect the provisions of this Article XIII or the obligations of each Guarantor hereunder. None of the Agent's or Lenders' rights shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Borrower or any Guarantor, or by any noncompliance by the Borrower or any Guarantor with any Loan Document, regardless of any knowledge thereof which the Agent or Lenders may have or otherwise be charged with.

SECTION 13.4   Agent's Power to Waive, etc. Each Guarantor grants to the Agent and the Lenders full power in its discretion, without notice to or consent of such Guarantor, such notice and consent being expressly waived to the fullest extent permitted by the Requirements of Law, and without in any way affecting the liability of such Guarantor under its guaranty hereunder:

(a)   To waive compliance with, and any Event of Default under, and to consent to any amendment to or modification or termination of any provision of, or to give any waiver in respect of, this Agreement, any other Loan Document, the Obligations or any guaranty thereof (each as from time to time in effect);

(b)   To grant any extensions of the Obligations (for any duration), and any other indulgence with respect thereto, and to effect any total or partial release (by operation of law or otherwise), discharge, compromise or settlement with respect to the obligations of the Loan Parties or any other Person in respect of the Obligations, whether or not rights against such Guarantor under this Agreement are reserved in connection therewith;

(c)   To take security in any form for the Obligations, and to consent to the addition to or the substitution, exchange, release or other disposition of, or to deal in any other manner with, any part of any property contained in such collateral whether or not the property, if any, received upon the exercise of such power shall be of a character or value the same as or different from the character or value of any property disposed of, and to obtain, modify or release any present or future guaranties of the Obligations and to proceed against any collateral or such guaranties in any order;

(d)   To collect or liquidate or realize upon any of the Obligations or collateral in any manner or to refrain from collecting or liquidating or realizing upon any of the Obligations or collateral; and

(e)   To extend credit under this Agreement, any other Loan Document or otherwise in such amount as the Lenders may determine, including increasing the amount of credit and the interest rate and fees with respect thereto, even though the condition of the Loan

Parties (financial or otherwise, on an individual or consolidated basis) may have deteriorated since the date hereof.

SECTION 13.5   Information Regarding the Borrower, etc. Each Guarantor has made such investigation as it deems desirable of the risks undertaken by it in entering into this Agreement and is fully satisfied that it understands all such risks. Each Guarantor waives any obligation which may now or hereafter exist on the part of the Agent or the Lenders to inform such Guarantor of the risks being undertaken by entering into this Agreement or of any changes in such risks and, from and after the date hereof, each Guarantor undertakes to keep informed of such risks and any changes therein. Each Guarantor expressly waives any duty which may now or hereafter exist on the part of the Agent or the Lenders to disclose to such Guarantor any matter related to the business, operations, character, collateral, credit, condition (financial or otherwise), income or prospects of the Borrower and its Affiliates or their properties or management, whether now or hereafter known by the Agent or the Lenders. Each Guarantor represents, warrants and agrees such Guarantor assumes sole responsibility for obtaining from the Borrower all information concerning this Agreement and all other Loan Documents and all other information as to the Borrower and their Affiliates or their properties or management as such Guarantor deems necessary or desirable.

SECTION 13.6   Certain Guarantor Representations. Each Guarantor represents that:

(a)   it is in its best interest and in pursuit of the purposes for which it was organized as an integral part of the business conducted and proposed to be conducted by such Guarantor, and reasonably necessary and convenient in connection with the conduct of the business conducted and proposed to be conducted by such Guarantor, to induce the Lenders to enter into this Agreement and to extend credit to the Borrower by making the guaranty contemplated by this Article XIII;

(b)   the credit available under this Agreement will directly or indirectly inure to its benefit;

(c)   by virtue of the foregoing it is receiving at least reasonably equivalent value from the Lenders for this guaranty;

(d)   such Guarantor will not be rendered insolvent as a result of entering into this Agreement;

(e)   after giving effect to the transactions contemplated by this Agreement, such Guarantor will have assets having a fair saleable value in excess of the amount required to pay its probable liability on its existing debts as such debts become absolute and matured;

(f)   such Guarantor has, and will have, access to adequate capital for the conduct of its business;

(g)   such Guarantor has the ability to pay its debts from time to time incurred in connection therewith as such debts mature; and

(h)   such Guarantor has been advised by the Lenders that the Lenders are unwilling to enter into this Agreement unless the guaranty contemplated by this Article XIII is given by it.

SECTION 13.7   Subrogation. Each Guarantor agrees that, until the Obligations are indefeasibly paid in full, it will not exercise any right of reimbursement, subrogation, contribution, offset or other claims against the Borrower or any other Loan Party arising by contract or operation of law in connection with any payment made or required to be made by such Guarantor under this Agreement. After the payment in full of the Obligations, each Guarantor shall be entitled to exercise against the Borrower all such rights of reimbursement, subrogation, contribution and offset, and all such other claims, to the fullest extent permitted by law.

SECTION 13.8   Subordination. Each Guarantor covenants and agrees that all Debt, claims and liabilities now or hereafter owing by the Borrower to such Guarantor whether arising hereunder or otherwise, including any obligations between the Loan Parties, are subordinated to the prior payment in full of the Obligations and are so subordinated as a claim against the Borrower or any of their assets, whether such claim be in the ordinary course of business or in the event of voluntary or involuntary liquidation, dissolution, insolvency or bankruptcy, so that no payment with respect to any such Debt, claim or liability will be made or received while any Event of Default exists. If, notwithstanding the foregoing, any payment with respect to any such indebtedness, claim or liability is received by any Guarantor in contravention of this Agreement, such payment shall be held in trust for the benefit of the Lenders and promptly turned over to it in the original form received by such Guarantor.

SECTION 13.9   Contribution Among Guarantors. The Guarantors agree that, as among themselves in their capacity as guarantors of the Obligations, the ultimate responsibility for repayment of the Obligations, in the event that the Borrower fails to pay when due their Obligations, shall be equitably apportioned, to the extent consistent with the Loan Documents, among the respective Guarantors (a) in the proportion that each, in its capacity as a guarantor, has benefited from the extensions of credit to the Borrower by the Lenders under this Agreement, or (b) if such equitable apportionment cannot reasonably be determined or agreed upon among the affected Guarantors, in proportion to their respective net worths determined on or about the date hereof (or such later date as such Guarantor becomes party hereto). In the event that any Guarantor, in its capacity as a guarantor, pays an amount with respect to the Obligations in excess of its proportionate share as set forth in this Section 13.9, each other Guarantor shall, to the extent consistent with the Loan Documents, make a contribution payment to such Guarantor in an amount such that the aggregate amount paid by each Guarantor reflects its proportionate share of the Obligations. In the event of any default by any Guarantor under this Section 13.9, each other Guarantor will bear, to the extent consistent with the Loan Documents, its proportionate share of the defaulting Guarantor's obligation under this Section 13.9. This Section 13.9 is intended to set forth only the rights and obligations of the Guarantors among themselves and shall not in any way affect the obligations of any Guarantor to the Lenders under the Loan Documents (which obligations shall at all times constitute the joint and several obligations of all the Guarantors).

SECTION 13.10   Further Assurances. Each Guarantor will, promptly upon the request of Agent from time to time, execute, acknowledge and deliver, and file and record, all such instruments, and take all such action, as the Agent deems necessary or advisable to carry out the intent and purpose of this Article XIII. Without limitation to the foregoing, each

Guarantor authorizes the Borrower, as contractual representative pursuant to Article X, to execute and deliver any such instruments on its behalf.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

BORROWER:

JUSHI HOLDINGS INC.

By:

    Name:

    Title:

GUARANTORS:

Bear Flag Assets, LLC
Beyond Hello CA LLC
GSG SBCA, Inc.
JREHCA, LLC
TGS CC Ventures, LLC
Eagle Eye Enlightenment, Inc.
JREH, LLC
Jushi Inc.
Jushi IP, LLC
JMGT, LLC
Beyond Hello IL Holdings, LLC
Beyond Hello IL, LLC
JREHIL, LLC
Jushi MA, Inc.
McMann, LLC
Valiant Enterprises, LLC
JREHNV, LLC
Jushi Nevada Management, LLC
Jushi NV, Inc.
Jushi NV CLV, Inc.
Mojave Suncup Holdings, LLC
Nuleaf Clark Dispensary LLC
Nuleaf Incline Dispensary LLC
Nuleaf Reno Production, LLC
Nuleaf Sparks Cultivation LLC
Production Excellence, LLC
SF-D Inc.
Beyond Hello Little Ferry, LLC
Jushi NJ, LLC
1996 Holdings, LLC
Campbell Hill Ventures, LLC
Franklin Bioscience OH, LLC
JREHOH, LLC
Jushi OH, LLC
Jushi RJK OH, LLC
Jushi SPH OH, LLC
OhiGrow, LLC
OhiGrow Retail, LLC
Agape Total Health Care Inc.
Franklin Bioscience - NE LLC
Franklin Bioscience - Penn LLC
Franklin Bioscience - SE LLC
Franklin Bioscience - SW LLC
JREHPA, LLC

Jushi PA, LLC
Northeast Venture Holdings, LLC
PASPV Holdings, LLC
Pennsylvania Dispensary Solutions LLC
Pennsylvania Medical Solutions, LLC
Dalitso LLC
JREHVA, LLC
Jushi VA, LLC
Jushi GB Holdings, LLC
Sound Wellness Holdings, Inc.
Jushi Consulting, LLC
Measured Approaches 2, LLC
Jushi FL SPV, LLC
Nuleaf CLV Dispensary LLC
Franklin Bioscience NV, LLC
Ohio Green Grow LLC
RRVI OH, LLC

By:_____
Name:
Title: Authorized Representative

AGENT:

FG AGENCY LENDING LLC

By:
    Name: Peter Bio
    Title: Partner

LENDERS:

By:
    Name: [___]
    Title: [___]

[___]

By:
    Name: [___]
    Title: [   ]



Exhibit 19.1

Insider Trading and Blackout Period Policy

Jushi Holdings Inc.

Effective as of June 10, 2019

Last Revised June 10, 2025

Department: Legal

For updates or additions, please contact insidertrading@jushico.com

JUSHI HOLDINGS INC

INSIDER TRADING AND BLACKOUT PERIOD POLICY

1.0   PURPOSE

Jushi Holdings Inc. (the "**Company**") is a publicly-traded company currently listed on the Canadian Securities Exchange and quoted on the OTCQX Best Market (collectively, the "**Exchanges**"). Trades in the Company's securities are subject to Canadian and US securities laws and regulations, as well as the rules and regulations of the Exchanges (collectively, "**Securities Laws**"). Securities Laws generally prohibit trading or dealing in the securities of a company on the basis of Material Undisclosed Information (as defined below). Anyone violating the Securities Laws is subject to personal liability and could face criminal and civil penalties, fines, or imprisonment as well as causing significant damage to the Company's reputation.

The purpose of this Insider Trading and Blackout Period Policy (the "**Policy**") is to assist Company Personnel (as defined below) in complying with their obligations under the Securities Laws with respect to trading or dealing in the Company's securities. This Policy does not replace your responsibility to understand and comply with the Securities Laws, including the legal prohibitions on insider trading and, if applicable, your obligation for insider reporting.

Trading in securities of the Company, including without limitation the purchase and sale of subordinate voting shares and the exercise of stock options, by Company Personnel, must also avoid the appearance of impropriety, as well as remain in full compliance with Securities Laws. Accordingly, you must exercise good judgment when engaging in securities transactions and when relaying to others information obtained as a result of your employment with or other relationship to the Company. If you have any doubt whether a particular situation requires refraining from effecting a transaction in the Company's securities or sharing information with others, you ***should not*** effect such transaction or share such information.

2.0   COMPANY PERSONNEL

The following persons ("**Company Personnel**") are required to observe and comply with this Policy:

   (a) All members of the Board of Directors and employees of the Company or its subsidiaries;
   (b) Any other person retained by or engaged by or on behalf of the Company or any of its subsidiaries (such as a consultant, independent contractor, adviser, or other service provider) who receives or has access to Material Undisclosed Information; and

   (c) Any person who receives Material Undisclosed Information from any person described in (a) or (b) above.

This Policy also applies to the following persons ("**Affiliated Persons**"):

a)   your "Family Members" ("Family Members" are (1) your spouse or domestic partner, children, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws who reside in the same household as you, (2) your children or your spouse's children who do not reside in the same household as you but are financially dependent on you, (3) any of your other family members who do not reside in your household but whose transactions are directed by you, and (4) any other individual over whose account you have control and to whose financial support you materially contribute.



1

(Materially contributing to financial support would include, for example, paying an individual's rent but not just a phone bill.).);

b) all trusts, family partnerships and other types of entities formed for your benefit or for the benefit of a member of your family and over which you have the ability to influence or direct investment decisions concerning securities;

c) all persons who execute trades on your behalf including but not limited to investment funds, trusts, retirement plans, partnerships, corporations and other types of entities over which you have the ability to influence or direct investment decisions concerning securities; provided, however, that this Policy does not apply to any such entity that engages in the investment of securities in the ordinary course of its business (e.g., an investment fund or partnership) if the entity has established its own insider trading controls and procedures in compliance with applicable securities laws and it (or an affiliated entity) has represented to the Company that its affiliated entities: (1) engage in the investment of securities in the ordinary course of their respective businesses; (2) have established insider trading controls and procedures in compliance with securities laws; and (3) are aware the securities laws prohibit any person or entity who has material nonpublic information concerning the Company from purchasing or selling securities of the Company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell securities.

If you are uncertain whether this Policy applies to you, and you wish to conduct a trade or perform an action governed by this Policy, you must contact the Legal Department and await approval prior to doing so. To contact the Legal Department please email insidertrading@jushico.com.

3.0   MATERIAL UNDISCLOSED INFORMATION

"**Material Undisclosed Information**" is information that:

    (a)   could reasonably be expected to have a significant effect on the market price or value of the Company's securities and includes a decision to implement a material change if such decision is made by the Board of Directors of the Company (the "**Board**") or by senior management of the Company who believe that confirmation of the decision by the Board is probable; or

    (b)   a reasonable investor would consider to be important in making an investment decision regarding the purchase or sale of the securities of the Company;

and that has not been previously disclosed or published by means of a broadly disseminated news release or securities filing with a reasonable amount of time having been given for investors to analyze the information. Examples of Material Undisclosed Information include but are not limited to: financial performance and significant changes in financial performance; significant changes to licensing or regulatory status; projections and strategic plans; major R&D and clinical milestones, major corporate acquisitions and dispositions; significant changes to major assets and operations; changes in ownership of the Company's securities that may affect the control of the Company; significant changes in senior management or to the Board; significant litigation including material regulatory or legal proceedings; changes in corporate structure such as reorganizations; changes in capital structure; significant new debt or material events of default; public or private sales of additional securities; entering into or loss of significant contracts; major labor disputes or disputes with major contractors, customers or suppliers; takeover bids and issuer bids; and any decision to implement a material change by the Company's Legal Department who believes that confirmation of the decision by the Board is probable.

Jushi

Information is "**Undisclosed**" or "**non-public**" until it has been made available to investors generally, such as in publicly available reports filed with the applicable stock exchange or securities commission or in press releases issued by the Company. In general, information may be presumed to have been available to investors two (2) business days after the formal release of such information.

4.0 PROHIBITED AND RESTRICTED ACTIVITIES

4.1 Insider Trading

You must not engage in trading of any securities for your account or the account of another, whether of the Company or of any other companies, while you are in possession of Material Undisclosed Information, including engaging in transactions in any securities of companies with which the Company has a business relationship or may have a business relationship in the future ("**insider trading**").

For the purposes of this Policy, "**securities**" shall include shares, convertible securities, options and restricted share units and includes securities that a person owns as well as those over which they have direct or indirect control or direction, which may include securities owned by others (such as family members) where the person directs or influences their investment decisions. Insider trading is illegal and strictly prohibited by the Securities Laws and this Policy.

Under this Policy, "**trading**" includes any sale or purchase of securities of the Company, including but not limited to: (a) buying or selling puts or calls or other derivative securities the value of which is dependent on the Company's securities; (b) selling Company securities acquired through the exercise of stock options granted under the Company's Equity Incentive Plan; and (c) the acquisition of Company securities or any other securities pursuant to any Company benefit plan or arrangement. Notwithstanding item (c) above, regular purchases (or sales) in accordance with a Pre-Approved Trading Plan (as defined below) are exempt from the foregoing prohibition; however, starting, stopping, or making changes to your Pre-Approved Trading Plan, is prohibited during any period of time you are in possession of Material Undisclosed Information about the Company.

The trading prohibitions in this Policy do not apply to: (1) an exercise of an employee stock option when payment of the exercise price is made in cash or (2) the withholding by the Company of shares of stock upon vesting of restricted stock or upon settlement of restricted stock units to satisfy applicable tax withholding requirements if
(a) such withholding is required by the applicable plan or award agreement or (b) the election to exercise such tax withholding right was made in compliance with this Policy.

The trading prohibitions in this Policy do apply, however, to the use of outstanding Company securities to pay part or all of the exercise price of a stock option, any sale of stock as part of a broker-assisted cashless exercise of an option, and any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

4.2 Tipping
You must not disclose Material Undisclosed Information or other confidential information relating to the Company or other companies, when obtained in the course of your employment with the Company or any of its subsidiaries, to anyone, inside or outside of the Company (including family members) ("**tipping**"), except on a strict "need-to-know" basis as is necessary in the course of the Company's business and under circumstances that make it



reasonable to believe that the information will not be misused or improperly disclosed by the recipient. You must treat all information concerning the Company as confidential and proprietary to the Company. Any uncertainty concerning the disclosure of any such information to other persons in the course of the Company's business should be immediately brought to the attention of a member of the Legal Department for resolution. You must also refrain from recommending or suggesting that any person engage in transactions regarding securities, whether of the Company or any other company, while in possession of Material Undisclosed Information about such companies or their securities. Both the person who provides the information and the person who receives the information are liable under Securities Laws if the person who receives the information trades in securities based on the provided Material Undisclosed Information or other non-public or confidential information .

The question of whether a particular disclosure is being made in the necessary course of the Company's business must be determined on a case-by-case basis. However, the necessary course of business exception would generally only cover communications with:

(a) vendors, suppliers, or strategic partners on issues such as research and development, sales and marketing and supply contracts;

(b) employees, officers and Board members (who need to know that information in the course of carrying out their duties or functions to the Company);

(c) lenders, legal counsel, auditors, underwriters and financial and other professional advisors to the Company;

(d) parties to negotiations;

(e) labour unions and industry associations;

(f) government agencies and non-governmental regulators; and

(g) credit rating agencies (provided that the information is disclosed for the purpose of assisting the agency to formulate a credit rating and the agency's ratings generally are or will be publicly available).

However, the foregoing exceptions to tipping will not apply where the person proposing to make the disclosure knows, or ought to reasonably know, that the disclosure to the relevant party would or would be likely to result in such party engaging in prohibited trading activity, such as:

(a) applying for, acquiring, or disposing of, securities, or entering into an agreement to apply for, acquire, or dispose of, securities; or

(b) procuring another person to apply for, acquire, or dispose of, securities, or enter into an agreement to apply for, acquire, or dispose of, securities,

in either case in breach of the relevant insider trading prohibitions.

For greater certainty, disclosure to analysts, institutional investors, other market professionals and members of the press and other media is a form of tipping and will not be considered to be in the necessary course of the Company's business.

When in doubt, all persons to whom this Policy applies should consult with the Legal Department to determine whether disclosure in a particular circumstance is in the necessary course of business and whether there is a reasonable risk that another person to whom disclosure is proposed to be made may engage in insider trading.



4.3 **Prohibition on Trading in Securities of Other Companies**

This Policy's prohibitions against insider trading and tipping also apply to trading in securities of other companies, including the Company's customers, suppliers, partners and other enterprises with which we are working (such as when negotiating an acquisition, investment or other transaction that could be material to the other company). Whenever, during the course of your service to or employment by the Company, you become aware of material nonpublic information about another company, including any confidential information that is reasonably likely to affect the market price of that company's securities (for example, discussions of licensing a product or acquiring that other company), neither you nor your Affiliated Persons may trade in any securities of that company, give trading advice about that company, tip or disclose that information, pass it on to others, or engage in any other action to take advantage of that information.

If your work regularly involves handling or discussing confidential information of one of our partners, suppliers or customers, you should consult with the Legal Department before trading in any of that company's securities.

4.4 **Hedging Transactions**

You must not engage in hedging transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an employee to lock in much of the value of his or her shareholdings, often in exchange for all or part of the potential for upside appreciation in the shares. These transactions allow you to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, you may no longer have the same objectives as the Company's other shareholders. Therefore, you are prohibited by this Policy from engaging in any such hedging transactions.

4.5 **No Short Sales**

You may not at any time sell any securities of the Company that are not owned by you at the time of the sale (a "**short sale**").

4.6 **Margin Accounts and Pledges**

You must not hold securities of the Company in a margin account or pledge Company securities as collateral. Securities held in a margin account may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of Material Undisclosed Information or otherwise is not permitted to trade in Company securities, you are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan.

4.7 **Pre-Clearing Transactions with the Legal Department**
All Operations Service Center employees of the Company or its subsidiaries and all field employees of the Company or its subsidiaries that are director-level or more senior than director-level must seek same-day prior approval from their direct supervisor in writing and thereafter seek same-day prior approval from the Legal Department in writing and attaching the written approval of their direct supervisor ("**Pre-Clearing**"). To contact the Legal Department for Pre-Clearing please email: insidertrading@jushico.com.



If you are not a corporate employee of the Company or its subsidiaries or a field employee of the Company or its subsidiaries, you may trade securities of the Company unless you believe you are in possession of Material Undisclosed Information. If you are unsure whether you are a corporate employee or a field employee that is director-level or above, or if you are unsure whether you possess Material Undisclosed Information, please contact the Legal Department at insidertrading@jushico.com.

All members of the Board of Directors seek same-day prior approval in writing from an authorized member of the Legal Department.

4.8 Duration of Trading Prohibitions

These trading prohibitions continue whenever and for as long as you know or are in possession of Material Undisclosed Information. Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider even the appearance of improper insider trading and how enforcement authorities and others might view the transaction in hindsight.

This Policy applies to you and your Affiliated Persons so long as you are associated with the Company. If you leave the Company for any reason, this Policy will continue to apply to you and your Affiliated Persons until the later of: (1) the first trading day following the public release of earnings for the fiscal quarter in which you leave the Company or (2) the first trading day after any Material Undisclosed Information known to you has become public or is no longer material.

5.0 BLACKOUT PERIODS

Whether or not you are in possession of Material Undisclosed Information, except as detailed below, you must not, directly or indirectly, trade in securities of the Company during any Blackout Period (as defined below) that is applicable to you. A "**Blackout Period**" is in place when there is, or is potential for, a significant event pending or there is information available but not yet disclosed. The Blackout Period applies to all members of the Board of Directors, all Operations Service Center employees of the Company or its subsidiaries and all field employees of the Company or its subsidiaries that are director-level or more senior than director-level members (including all Company employees involved in the preparation and/or dissemination of financial results) and other Company employees as determined by senior management;

The Blackout Period is for:

    (a)   interim financial results, the period beginning on the 7th day before the end of the current quarter and ending at the end of the first trading day after the interim financial results are publicly disclosed;

    (b)   annual financial results, the period beginning on the 7th day before the end of the current quarter and ending at the end of the first trading day after the annual financial results are publicly disclosed; or

(c)   any other time and for any length of time as deemed necessary by the Company's senior management.



Where Company Personnel wishes to trade during the periods referenced in (a) or (b), above, he or she must seek the prior approval of the Board. If the Board is satisfied, in its sole discretion, that such trade would not constitute a trade while in possession of Material Undisclosed Information, then the Board may grant a one-time exemption in respect of such trade.

All efforts will be made to advise affected employees of Blackout Periods as soon as possible; however, it is your responsibility to ensure that you are not in violation of the prohibition against trading during a Blackout Period by Pre-Clearing all transactions with the Legal Department in accordance with this Policy.

6.0   PRE-APPROVED TRADING PLANS

Notwithstanding any of the prohibitions contained in this Policy, Company personnel may trade in Company securities at any time pursuant to a trading plan (e.g. an automatic securities purchase plan) that (i) has been properly adopted and is properly administered in accordance with National Instrument 55-104 – *Insider Reporting Requirements and Exemptions* and (ii) is an approved Rule 10b5-1 Plan (as defined below) (a "**Pre-Approved Rule 10b5-1 Trading Plan**"). All adopted Pre-Approved Rule 10b5-1 Trading Plans must comply with all applicable policies established by the Company, in addition to complying with Securities Laws.

A Pre-Approved Rule 10b5-1 Trading Plan is a plan that meets the requirements of the Securities and Exchange Commission's Rule 10b5-1. Such plan must be documented in writing, be established during time when there is not Blackout Period, include the applicable "cooling off" period prior to the first trade required by Rule 10b5-1, otherwise be in compliant with Rule 10b5-1, as in effect at the time of adoption or modification, and be approved in advance by the Legal Department at the Legal Department's discretion. The Legal Department may require that the plan exclude or include certain provisions (e.g., minimum number of trades requirement, limited term) that ensure compliance with Securities and Exchange Commission regulations and practices the the head of the Company's legal department deems to be in the best interests of the Company. Unless otherwise approved by the head of the Company's legal department in situations where having multiple plans in place at one time is permissible under the provisions of Rule 10b5-1, Company personnel may have only one Pre-Approved Rule 10b5-1 Trading Plan in effect at any time.

Any proposed deviation from the specifications of a Pre-Approved Rule 10b5-1 Trading Plan (including, without limitation, the amount, price or timing of a purchase or sale) must be reported immediately to, and be approved by, the Legal Department. All transactions pursuant to a Pre-Approved Rule 10b5-1 Trading Plan must be timely reported in accordance with the procedures set forth above. Any modification or termination of a Pre-Approved Rule 10b5-1 Trading Plan requires the advance approval of the Legal Department. The Legal Department may require as a condition to such approval that the modification or termination occur at time when there is not a Blackout Period and that the person for whom such plan was established be not aware of Material Undisclosed Information at the time of the modification or termination, and any modification or adoption of a new Pre-Approved Rule 10b5-1 Trading Plan will be subject to the additional applicable "cooling off" periods required by Rule 10b5-1 thereafter.

The rules applicable to Pre-Approved Rule 10b5-1 Trading Plans are complex and technical in nature, so you should not employ a Pre-Approved Rule 10b5-1 Trading Plan without obtaining advice from legal counsel. A Pre-Approved Rule 10b5-1 Trading Plan may not be adopted at any time when you are aware of Material Undisclosed Information or are subject to a Blackout Period.



The Company reserves the right to consider and determine whether public announcement of a Pre-Approved Rule 10b5-1 Trading Plan or any modification or amendment thereto should be made. All Pre-Approved Rule 10b5-1 Trading Plans adopted, modified or terminated by directors and officers of the Company shall be disclosed, to the extent required pursuant to Item 408(a) of Regulation S-K under the U.S. federal securities laws, in the Company's periodic quarterly and annual reports filed with the U.S. Securities and Exchange Commission for the period in which they were adopted, modified or terminated.

7.0 EXTENSION OF EXPIRY DATE FOR OPTION, WARRANT OR OTHER SECURITY-BASED INSTRUMENT OR AWARD

In the event that options, warrants or other security-based instruments or awards expire during a Blackout Period or during a period the holder is otherwise unable to trade pursuant to this Policy, such expiry date may be extended to allow for such exercise following the expiry of the Blackout Period or when the holder is permitted to trade under this Policy in accordance with applicable Securities Laws and stock exchange rules and the terms of the agreement or plan governing such awards, as applicable, in the sole discretion of the Board of Directors and/or the Compensation Committee of the Board of Directors.

8.0 INSIDER REPORTING OBLIGATIONS

Securities Laws impose reporting requirements on certain insiders of the Company known as "reporting insiders". **You are personally responsible** for determining whether you are a reporting insider and for compliance with reporting requirements under applicable Securities Laws.

9.0 COMPLIANCE

Your actions with respect to matters governed by this Policy are significant indications of your judgment, ethics, and competence. Any actions in violation of this Policy may be grounds for disciplinary action, up to and including immediate dismissal, as well as exposure to civil and criminal liability.

10.0 APPROVAL

Most recently reviewed and adopted by the Board on June 10, 2025.

11.0 ACKNOWLEDGEMENT

All Company Personnel must acknowledge their receipt, review and understanding of this policy and any amendments thereto.



**Exhibit 21.1**

CONFIDENTIAL TREATMENT REQUESTED BY JUSHI HOLDINGS INC. PURSUANT TO 17 C.F.R.
SECTION 200.83

Subsidiaries

The following are our majority-owned subsidiaries as of March 31, 2026:

NAME	State or Country of Incorporation	Ownership Percentage
Jushi Inc	Delaware	100%
Agape Total Health Care Inc.	Pennsylvania	100%
Bear Flag Assets, LLC	California	100%
GSG SBCA, Inc.	California	100%
Beyond Hello IL Holdings, LLC	Illinois	100%
Beyond Hello IL, LLC	Illinois	100%
Franklin Bioscience – Penn LLC	Pennsylvania	100%
Franklin Bioscience – NE LLC	Pennsylvania	100%
Franklin Bioscience – SE LLC	Pennsylvania	100%
Franklin Bioscience – SW LLC	Pennsylvania	100%
JMGT, LLC	Florida	100%
JREH, LLC	Delaware	100%
JREHCA, LLC	California	100%
JREHNV, LLC	Nevada	100%
JREHPA, LLC	Pennsylvania	100%
JREHIL, LLC	Illinois	100%
JREHVA, LLC	Virginia	100%
JREHOH, LLC	Ohio	100%
1996 Holdings, LLC	Ohio	100%
Jushi GB Holdings, LLC	California	100%
Jushi IP, LLC	Delaware	100%
Jushi MA, Inc.	Massachusetts	100%
McMann, LLC	Massachusetts	100%
Valiant Enterprises, LLC	Massachusetts	100%
Jushi OH, LLC	Ohio	100%
Ohigrow, LLC	Ohio	100%
OhiGrow Retail, LLC	Ohio	100%
Franklin Bioscience OH, LLC	Ohio	100%
Campbell Hill Ventures, LLC	Ohio	100%
Ohio Green Grow LLC	Ohio	100%
Jushi SPH OH, LLC	Ohio	100%
Jushi RJK OH, LLC	Ohio	100%
Jushi Parma OH, LLC	Ohio	100%
RRVI OH LLC	Ohio	100%
CH1B OH LLC	Ohio	100%
Jushi PS Holdings, LLC	California	100%
Organic Solutions of the Desert LLC	California	100%
Jushi VA, LLC	Virginia	100%

NAME	State or Country of Incorporation	Ownership Percentage
Dalitso, LLC	Virginia	100%
Mojave Suncup Holdings, LLC	Nevada	100%
Jushi Nevada Management, LLC	Nevada	100%
Production Excellence, LLC	Nevada	100%
Franklin Bioscience NV LLC	Nevada	100%
SF-D Inc.	Nevada	100%
Jushi NV CLV, Inc.	Nevada	100%
Nuleaf CLV Dispensary, LLC	Nevada	100%
Jushi NV, Inc.	Nevada	100%
Nuleaf Reno Production, LLC	Nevada	100%
Nuleaf Sparks Cultivation, LLC	Nevada	100%
Nuleaf Clark Dispensary, LLC	Nevada	100%
Nuleaf Incline Dispensary, LLC	Nevada	100%
Eagle Eye Enlightenment, Inc.	Delaware	100%
Northeast Venture Holdings, LLC	Pennsylvania	100%
Pennsylvania Dispensary Solutions, LLC	Pennsylvania	100%
PASPV Holdings, LLC	Pennsylvania	100%
Pennsylvania Medical Solutions LLC	Pennsylvania	100%
Sound Wellness Holdings, Inc.	Delaware	100%
Northern Cardinal Ventures, LLC	Illinois	100%
Jushi NJ, LLC	New Jersey	100%
Jushi Mount Laurel, LLC	New Jersey	100%
Beyond Hello Little Ferry, LLC	New Jersey	95%
Jushi FL SPV, LLC	Florida	100%
Jushi PA, LLC	Pennsylvania	100%
Jushi Consulting, LLC	Florida	100%
Measured Approaches 2, LLC	Delaware	100%
Beyond Hello CA, LLC	California	100%
TGS CC Ventures, LLC	California	100%
PV Culver City, LLC	California	23.08%
Jushi Europe SA	Switzerland	51%
JPTREH LDA	Portugal	100%

Certain subsidiaries have been omitted since, in the aggregate, they do not represent a significant subsidiary.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-268565) and Form S-3 (File Nos. 333-278728 and 333-281867) of Jushi Holdings Inc. and its subsidiaries (the "Company") of our report dated March 31, 2026, relating to the Company's consolidated financial statements, which report appears in the Annual Report on Form 10-K of the Company as of and for the year ended December 31, 2025.

/s/ Macias Gini & O'Connell LLP

Irvine, California
March 31, 2026

Exhibit 31.1

Certification of Chief Executive Officer
pursuant to Rule 13a-14(a) or Rule 15d-14(a)

I, James Cacioppo, certify that:

(1) I have reviewed this annual report on Form 10-K of Jushi Holdings Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

  (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

  (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

  (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2026

/s/ James Cacioppo
_____
James Cacioppo
Chief Executive Officer
(principal executive officer)

Exhibit 31.2

Certification of Chief Financial Officer
pursuant to Rule 13a-14(a) or Rule 15d- 14(a)

I, Michelle Mosier, certify that:

(1) I have reviewed this annual report on Form 10-K of Jushi Holdings Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2026

/s/ Michelle Mosier
_____
Michelle Mosier

Chief Financial Officer
(principal financial officer)

Exhibit 32.1

Certification of Chief Executive Officer
under Section 906 of the Sarbanes-Oxley Act of 2002
(18 U.S.C. § 1350)

In connection with the annual report of Jushi Holdings Inc. (the "Company") on Form 10-K for the period ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James Cacioppo, Chief Executive Officer of the Company, certify, to my best knowledge and belief, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: March 31, 2026

/s/ James Cacioppo
_____
James Cacioppo
Chief Executive Officer
(principal executive officer)

The foregoing certification is being furnished as an exhibit to the Report pursuant to Item 601(b)(32) of Regulation S-K and Section 906 of the Sarbanes-Oxley Act of 2002 and, accordingly, is not being filed with the Securities and Exchange Commission as part of the Report and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934 (whether made before or after the date of the Report, irrespective of any general incorporation language contained in such filing).

Exhibit 32.2

Certification of Chief Financial Officer
under Section 906 of the Sarbanes-Oxley Act of 2002
(18 U.S.C. § 1350)

In connection with the annual report of Jushi Holdings Inc. (the "Company") on Form 10-K for the period ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michelle Mosier, Chief Financial Officer of the Company, certify to my best knowledge and belief, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: March 31, 2026

/s/ Michelle Mosier
_____

Michelle Mosier
Chief Financial Officer
(principal financial officer)

The foregoing certification is being furnished as an exhibit to the Report pursuant to Item 601(b)(32) of Regulation S-K and Section 906 of the Sarbanes-Oxley Act of 2002 and, accordingly, is not being filed with the Securities and Exchange Commission as part of the Report and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934 (whether made before or after the date of the Report, irrespective of any general incorporation language contained in such filing).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A

(Amendment No. 1)

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission file number 000-56468

JUSHI HOLDINGS INC.



(Exact name of registrant as specified in its charter)

British Columbia	**98-1547061**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

301 Yamato Road, Suite 3250 Boca Raton, Florida	**33431**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code (561) 617-9100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	**N/A**	**N/A**

Securities registered pursuant to section 12(g) of the Act: Subordinate Voting Shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's outstanding subordinate voting shares held by non-affiliates (based on the last reported sale price of these shares on the OTCQX Best Market) on June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was $59.4 million.

As of April 13, 2026, the registrant had 199,696,597 subordinate voting shares, no par value per share, outstanding. The registrant has no multiple voting shares, no par value per share, no super voting shares, no par value per share, and no preferred shares, no par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A (this "Amendment") amends the Annual Report on Form 10-K of Jushi Holdings Inc. (the "Company") for the year ended December 31, 2025, originally filed with the U.S. Securities and Exchange Commission ("SEC") on March 31, 2026 (the "Original Filing").

This Amendment is being filed to provide the information required by Items 10 through 14 of Part III of the Annual Report on Form 10-K. This information was previously omitted from the Original Filing in reliance on General Instruction G(3) to Form 10-K. The Company is filing this Amendment to include Part III information in its Annual Report on Form 10-K because the Company does not intend to file a definitive proxy statement within 120 days of December 31, 2025.

The reference on the cover page of the Original Filing to the incorporation by reference of portions of the Amendment into Part III of the Original Filing is hereby deleted. Items 10 through 14 of Part III of the Original Filing are hereby amended and restated in their entirety as set forth in this Amendment. In addition, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the Company is including with this Amendment in Item 15 of Part IV certain currently dated certifications under the Sarbanes-Oxley Act of 2002.

Except as described above, this Amendment does not modify or update disclosure in, or exhibits to, the Original Filing. Furthermore, this Amendment does not change any previously reported financial results, nor does it reflect events occurring after the filing date of the Original Filing. Information not affected by this Amendment remains unchanged and reflects the disclosures made at the time the Original Filing was filed.

JUSHI HOLDINGS INC.

Table of Contents

PART III

Unless the context requires otherwise, references in this report to "Jushi," "Company," "we," "us" and "our" refer to Jushi Holdings Inc. and our subsidiaries.

Item 10. Directors, Executive Officers and Corporate Governance
Composition of the Board of Directors

We manage our business affairs under the direction of our board of directors (the "board of directors" or the "Board"). Our articles of incorporation (the "Articles") currently provide that the number of directors should not be fewer than three (3) directors. There are currently five (5) directors of the Company. Directors are elected annually to one-year terms. The names, ages, and certain other information as of April 14, 2026 for each director are set forth below.

Directors Name	Age	Position(s)	Location of Residence	Director Since
James Cacioppo [(1)(2)]	63	Chairman	Florida, US	2018
Benjamin Cross [(1)(2)(3)]	71	Director	Connecticut, US	2019
Stephen Monroe [(1)(2)(3)(4)]	66	Director	New York, US	2019
Marina Hahn	68	Director	New York, US	2021
Billy Wafford [(3)]	54	Director	California, US	2022

(1) Nominating and Corporate Governance Committee member
(2) Compensation Committee member
(3) Audit Committee member
(4) Lead Independent Director

James Cacioppo, brings managerial, start-up, financial and investing experience to his role as Founder, Chief Executive Officer ("CEO") and Chairman of the Company. Prior to founding the Company, Mr. Cacioppo spent over two decades managing the business and allocating capital in senior management positions at several large hedge funds; two of which were early-stage success stories. Mr. Cacioppo is Co-Founder and Managing Partner of One East Partners ($2.3 billion (peak AUM)). Previously, Mr. Cacioppo served as President and Co-Portfolio Manager of Sandell Asset Management ($5.5 billion (peak AUM)) and Head of Distressed Debt for Halcyon Management, a global investment firm with over $9 billion in assets. Mr. Cacioppo earned his BA from Colgate University and his MBA from Harvard University. We believe that Mr. Cacioppo is qualified to serve as a member of our Board because of his track record of success as the founder and Chief Executive Officer of Jushi, as well as his knowledge and extensive experience.

Benjamin Cross, brings extensive financial markets experience and commodities knowledge to his role as Director at Jushi. Mr. Cross spent 20 years at Morgan Stanley in both their London and New York offices in the Commodities division until his retirement in 2015 as a Managing Director at the firm. Prior to joining Morgan Stanley, Mr. Cross worked at Merrill Lynch and the commodities exchange. Mr. Cross earned his BS from Cornell University. Mr. Cross formerly served as a Board Advisor to Ursa Space, a geospatial intelligence firm with an emphasis in measuring global oil inventories. We believe Mr. Cross is qualified to serve as a member of our Board because of his financial markets expertise and extensive experience.

Stephen Monroe, brings vast experience in financial markets and risk management to his role as Director at Jushi. Mr. Monroe is President and Managing Partner of Liquid Capital Alternative Funding, an asset-based lender, a position he has held since 2016. Prior to joining Liquid Capital Alternative Funding, Mr. Monroe served as National Sales Manager for Short Duration Products at JP Morgan and was employed in a variety of senior management positions covering cash and short duration products at Barclays and the Royal Bank of Scotland. Mr. Monroe earned his BA from Williams College. We believe Mr. Monroe is qualified to serve as a member of our Board because of his financial markets expertise and extensive experience.

Marina Hahn, brings extensive board and consumer brand experience to her role as Director at Jushi. Ms. Hahn co-founded HOUSEOFLOVE, a ready to drink retail beverage line and currently serves as General Manager. Prior to co-founding HOUSEOFLOVE, from 2020 to 2021 Ms. Hahn served as a consultant at Rotkaeppchen-Mumm, a German market leader in sparkling wines and spirits. Prior to serving as a consultant at Rotkaeppchen-Mumm, Ms. Hahn co-founded ZX Ventures, a growth arm of Anheuser-Busch from 2018 to 2020. Prior to ZX Ventures, from 2014 to 2017 Ms. Hahn served as President of the Consumer Division at Flex Pharma, an innovative biotech formed as a result of a scientific breakthrough for athletes who suffer from muscle cramps. Ms. Hahn was a founder of SVEDKA Vodka (acquired by Constellation Brands, Inc.), an irreverent lifestyle brand where she originated the iconic spokesbot, SVEDKA_grl. Ms. Hahn is a graduate of Wellesley College. We believe Ms. Hahn is qualified to serve as a member of our Board because of her extensive experience with consumer brands.

Billy Wafford, has over 25 years of finance and management consulting experience that he brings to his role as Director at Jushi. Mr. Wafford currently serves as Chief Financial Officer and Chief Administrative Officer of Qurate Retail Group (part of Qurate Retail, Inc., a Fortune 500 company) a video commerce focused retailer that includes brands such as QVC®, HSN®, Zulily®, Ballard Designs®, Frontgate®, Garnet Hill® and Grandin Road®, a position he has held since 2023. Prior to Qurate Retail Group, he served as Chief Financial Officer of Everlane from 2022 to 2023, a digitally native apparel, footwear and accessories brand, JCPenney from 2019 to 2021, one of the largest retail department chains in the U.S., The Vitamin Shoppe from 2017 to 2019, a specialty retailer of nutritional products, and Thrasio in 2021, a global consumer goods company. Mr. Wafford also previously served as Partner of the advisory practice group at KPMG, after holding various executive finance roles with Walgreens Boots Alliance, Target, Archstone Consulting, and Bank of America. Mr. Wafford earned his MBA from Indiana University. We believe Mr. Wafford is qualified to serve as a member of our Board because of his financial expertise and extensive experience.

Executive Officers

The following table provides information with respect to our executive officers as of April 14, 2026:

Name	Age	Position(s)
James Cacioppo	63	Chairman and Chief Executive Officer
Louis J. Barack	49	President, Chief Revenue Officer and Corporate Secretary
Michelle O. Mosier	60	Chief Financial Officer and Chief Accounting Officer

The biography of James Cacioppo can be found under "*Composition of the Board of Directors*" above. The following is biographical information for our other executive officers:

Louis J. Barack co-founded the Company in 2018 and has served as our President since December of 2019, our Chief Revenue Officer since November 2024 and our Corporate Secretary since March 2025. Mr. Barack brings extensive financial and cannabis industry investing experience (both public and private) to his roles as President, Chief Revenue Officer and Corporate Secretary and in his previous role as Interim Chief Financial Officer. Mr. Barack spent over ten years in investments at various hedge funds, including working from 2013 to 2018 at One East Capital Advisors where he focused on cannabis investments. Mr. Barack earned his BA from Princeton University and his JD/MBA from Northwestern University.

Michelle O. Mosier brings over 20 years of financial leadership experience to Jushi across several consumer-facing industries, including consumer packaged goods, global manufacturing, as well as food and beverage packaging. Most recently, she served as the Chief Financial Officer for Hamilton Beach Brands Holding Company (NYSE: HBB), a leading designer, marketer, and distributor of a wide range of branded small electric household and specialty housewares appliances, as well as commercial products. Prior to her time at Hamilton Beach, she held a number of executive leadership and finance roles, notably as Controller for Reynolds Group Holdings Limited, and Chief Financial Officer of Reynolds Consumer Products (NASDAQ: REYN). She began her career in the audit practice of Coopers & Lybrand, now PricewaterhouseCoopers, where she was admitted into the partnership in 1998. Ms. Mosier is a graduate of the University of Virginia.

Board of Directors

Our Articles currently provide that the number of directors should not be fewer than three (3) directors. Our shareholders have authorized the Board, by resolution, to determine the number of directors above the minimum number of directors set out in our Articles. Each director holds office until the close of the next annual general meeting of shareholders, or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated. The Board currently consists of five (5) directors. Our business and affairs are managed by or under the direction of the Board. Pursuant to the Articles, the Board may establish one or more committees of the Board, however designated, and delegate to any such committee the full power of the Board, to the fullest extent permitted by law.

We are not currently subject to listing requirements of any national securities exchange in the United States which requires that a majority of the Board be "independent." Four of our five existing directors are considered to be independent under the Canadian Securities Administrators Guidelines and in accordance with National Instrument 52-110-Audit Committees ("NI 52-110"). Under NI 52-110, an independent director is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with such director's exercise of independent judgment. Our independent directors are Benjamin Cross, Stephen Monroe, Marina Hahn and Billy Wafford. Jim Cacioppo is not considered independent because of his role as Chief Executive Officer of the Company.

The Board holds regularly scheduled meetings and at such meetings our independent directors meet in executive session.

The Board held two (2) meetings and took eighteen (18) actions by unanimous written consent during the year ended December 31, 2025. In 2025, each person serving as a director attended at least 75% of the total number of meetings of our Board and any committee on which he or she served.

We do not currently have a policy with regard to members of the Board attending annual meetings of the shareholders. At the 2025 annual shareholders meeting, James Cacioppo, Stephen Monroe, Benjamin Cross and Billy Wafford were present at the meeting.

We do not currently have a process for our shareholders to send communications to the Board as our Board does not believe that such a formal process is necessary given the number of holders of record. However, we welcome comments and questions from our shareholders. Shareholders can direct communications to the Company at our principal executive offices. The mailing address of our principal executive offices is 301 Yamato Road, Suite 3250, Boca Raton, FL 33431.

Board Committees

At present, the Board has three standing committees, the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee. The charters for our committees set forth the scope of the responsibilities of that committee. The Board will assess the effectiveness and contribution of each committee on an annual basis. The charters for our committees were adopted by the Board in August 2019, and have been amended from time to time.

In the event any member of the Board has a conflict of interest with respect to a transaction, we form a special committee of the Board comprised solely of disinterested members of the Board to consider and approve the applicable transaction. In 2025, we formed a special committee comprised of all the independent directors, all of whom were disinterested, to review various options with respect to the refinancing of the Company's then-existing senior secured and second lien secured debt on behalf of the Company (as Mr. Cacioppo was a lender to the Company under the Company's then-existing senior secured and second lien secured debt) and to negotiate certain matters with respect to Mr. Cacioppo's employment with the Company. The special committee held one (1) meeting and took two (2) actions by unanimous written consent during the year ended December 31, 2025.

Audit Committee

The Audit Committee is currently composed of three members: Benjamin Cross, Stephen Monroe and Billy Wafford (Chair). Billy Wafford is an audit committee financial expert within the meaning of Item 407(d) of Regulations S-K under the Securities Act of 1933, as amended. The Audit Committee met four (4) times during 2025 (not including any actions taken by written consent).

Each of the members of the Audit Committee meets the independence requirements pursuant to NI 52-110 and each is financially literate within the meaning of NI 52-110.

The Audit Committee operates pursuant to a written charter, which is available on our corporate website at *https:// ir.jushico.com/corporate-governance/governance-documents*. The principal duties and responsibilities of the Audit Committee are to assist the Board to:

- Conduct such reviews and discussions with management and the external auditors relating to the audit and financial reporting as are deemed appropriate by the Audit Committee;

- Assess the integrity of internal controls and financial reporting procedures of the Company and ensure implementation of such controls and procedures;

- Review the interim and annual financial statements and management's discussion and analysis of the Company's financial position and operating results and in the case of the annual financial statements and related management's discussion and analysis, report thereon to the Board for approval of same;

- Select and monitor the independence and performance of the Company's external auditors, including attending private meetings with the external auditors and reviewing and approving all renewals or dismissals of the external auditors and their remuneration; and

- Provide oversight of all disclosure relating to, and information derived from, financial statements and management's discussion and analysis.

In fulfilling its responsibilities, the Audit Committee meets regularly with our auditor and key management members.

The Audit Committee has access to all of our books, records, facilities and personnel and may request any information as it may deem appropriate. It also has the authority to retain and compensate special legal, accounting, financial and other consultants or advisors to advise the Audit Committee. The Audit Committee is responsible for the pre-approval of all non-audit services to be provided by our auditors.

Compensation Committee

The Compensation Committee is currently comprised of three members: James Cacioppo (Chair), Benjamin Cross and Stephen Monroe. All of the members of the Compensation Committee other than Mr. Cacioppo are independent for purposes of NI 52-110. Mr. Cacioppo recuses himself on compensation committee-related matters relating to himself. The Compensation Committee met zero times during 2025 (not including any actions taken by written consent).

The Compensation Committee operates pursuant to a written charter, which is available on our corporate website at *https://ir.jushico.com/corporate-governance/governance-documents*. The principal duties and responsibilities of the Compensation Committee are to assist the Board to:

- Review and approve annually the corporate goals and objectives applicable to the compensation of the CEO;

- Evaluate, at least annually, the CEO's performance in light of the goals and objectives set for the CEO;

- Determine and make recommendations to the Board with respect to the CEO's compensation level (both cash and equity-based). In determining the long-term incentive component of the CEO's compensation, the Committee may consider our performance, shareholder returns, the value of similar incentive awards given to CEOs at comparable companies and the awards given to the Company's CEO in past years;

- Make recommendations to the Board regarding the compensation of non-CEO senior executive officers and the directors;

- Review and make recommendations to the Board regarding incentive compensation plans and equity-based plans, and where appropriate or required, recommend for approval by the shareholders of the Company;

- Review and discuss with management our executive compensation disclosure to be included in our management information circular and any other disclosure with respect to executive compensation to be included in any other public disclosure documents of the Company; and

- Review and make recommendations to the Board regarding any employment agreements and any severance arrangements or plans, including any benefits to be provided in connection with a change in control, for the CEO and other executive officers.

The Compensation Committee also has the authority to retain and compensate a compensation consultant, special legal, and other consultants or advisors. Additionally, the Compensation Committee has the authority to delegate any of its responsibilities, along with the authority to take action in relation to such responsibilities, to one or more subcommittees as the Compensation Committee may deem appropriate in its sole discretion.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is currently comprised of three members: James Cacioppo (Chair), Benjamin Cross and Stephen Monroe. All of the members of the Nominating and Corporate Governance Committee other than Mr. Cacioppo are independent for purposes of NI 52-110. The Nominating and Corporate Governance Committee met zero times during 2025 (not including any actions taken by written consent).

The Nominating and Corporate Governance Committee operates pursuant to a written charter, which is available on our corporate website at *https://ir.jushico.com/corporate-governance/governance-documents*. The principal duties and responsibilities of the Nominating and Corporate Governance Committee are to assist the Board to:

- Identify individuals qualified to become members of the Board;

- Recommend director nominees for each annual meeting of the Company's shareholders and director nominees to fill any vacancies that may occur between meetings of shareholders;

- Be aware of the best practices in corporate governance and develop and recommend to the Board a set of corporate governance standards to govern the Board, its committees, the Company and its employees in the conduct of the business and affairs of the Company;

- Consider the diversity of the Board; and

- Develop and oversee the annual Board and committees of the Board evaluation process.

The Nominating and Corporate Governance Committee does not have a formal policy with regard to the consideration of any director candidates recommended by shareholders, but the Nominating and Corporate Governance Committee will consider all qualified director candidates identified by various sources, including members of the Board, management and shareholders. Qualified director candidates must be eligible for affiliation with the Company's various licenses. Our Board believes this process is sufficient given the Company's size and position in the market. Candidates for directors recommended by shareholders will be given the same consideration as those identified from other sources. The Nominating and Corporate Governance Committee is responsible for reviewing each candidate's biographical information, meeting with each candidate and assessing each candidate's independence, skills and expertise based on a number of factors. While we do not have a formal policy on diversity, when considering the selection of director nominees, the Nominating and Corporate Governance Committee considers individuals with diverse backgrounds, viewpoints, accomplishments, cultural background and professional expertise, among other factors.

Board Oversight of Enterprise Risk

One of the key functions of our Board is informed oversight of our risk management process. The Board does not have a standing risk management committee and instead administers this oversight function directly through the Board as a whole, as well as through various standing committees of our Board that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure and the Audit Committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee also monitors compliance with legal and regulatory requirements.

Board Leadership

The Board has no policy regarding the need to separate or combine the offices of Chairman of the Board and Chief Executive Officer and instead the Board remains free to make this determination from time to time in a manner that seems most appropriate for Jushi. The positions of Chairman of the Board and Chief Executive Officer are currently held by James Cacioppo. The Board believes the Chief Executive Officer is in the best position to direct the independent directors' attention on the issues of greatest importance to Jushi and its shareholders. Our overall corporate governance policies and practices combined with the strength of our independent directors and our internal controls minimize any potential conflicts that may result from combining the roles of Chairman and Chief Executive Officer. Additionally, our Board has a lead independent director, selected by the Board from among the independent directors. Mr. Monroe currently serves as lead independent director. The lead director's authority and responsibilities are, among other things, to act as chair at board meetings when the Chairman is not present, including meetings of the independent directors, to coordinate activities of the independent directors and serves as a liaison between the Chairman and the independent directors, and to perform such other duties as the Board may determine from time to time. The Board believes the lead independent director position provides additional independent oversight of senior management and board matters.

Insider Trading Policy

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, officers, and employees that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations. Our insider trading policy states, among other things, that our directors, officers, and employees are prohibited from trading in such securities while in possession of material, nonpublic information. The foregoing summary of our insider trading policies and procedures does not purport to be complete and is qualified by reference to our Insider Trading and Blackout Period Policy which was filed as Exhibit 19.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on March 31, 2026. In addition, with regard to the Company's trading in its own securities, it is our policy to comply with the federal securities laws.

Anti-Hedging and Anti-Pledging Policy

Our Insider Trading and Blackout Period Policy prohibits our officers (including the NEOs), directors and employees from buying or selling financial instruments that are designed to hedge or offset a decrease in market value of our equity securities granted as compensation or held, directly or indirectly, by such individuals.

Corporate Governance Principles and Code of Ethics

The Board is committed to sound corporate governance principles and practices. In order to clearly set forth our commitment to conduct our operations in accordance with our high standards of business ethics and applicable laws and regulations, the Board also adopted a Code of Business Conduct and Ethics, which we refer to as our Code of Ethics, which is applicable to all directors, officers and employees. A copy of the Code of Ethics is available on our corporate website at *https://ir.jushico.com/corporate-governance/governance-documents*. We will disclose any waivers or amendments to the provisions of our Code of Business Conduct and Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions on our website. You also may obtain a printed copy of the Code of Ethics and Principles free of charge by sending a written request to: Investor Relations, Jushi Holdings Inc. 301 Yamato Road, Boca Raton, FL, 33431.

Compensation Committee Interlocks and Insider Participation

During 2025, our Compensation Committee members were James Cacioppo (Chair), Benjamin Cross and Stephen Monroe, none of whom, other than James Cacioppo, currently is, or formerly was, an officer or employee of the Company. James Cacioppo is currently our Chief Executive Officer, and has served as an executive officer of the Company since our founding. Except for certain transactions between James Cacioppo, Benjamin Cross and Stephen Monroe, on the one hand, and the Company, on the other hand, as disclosed elsewhere in this Amendment, there were no transactions in 2025 between us and any directors who served as Compensation Committee members for any part of 2025 that would require disclosure by us under SEC rules requiring disclosure of certain relationships and related party transactions. During 2025, none of our executive officers served as a director of another entity, one of whose executive officers served on our Compensation Committee, and none of our executive officers served as a member of the compensation committee of another entity, whose executive officers served as a member of our Board. Accordingly, there were no interlocks with other companies within the meaning of the SEC's proxy rules during 2025.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act ("Section 16(a)") requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities ("10% Holder"), to file reports of ownership and changes in ownership with the SEC. Officers, directors and 10% Holders are required by SEC regulations to furnish our company with copies of all Section 16(a) forms that they file.

To our knowledge, based solely on review of the copies of such reports furnished to us, or written representations from reporting persons that all reportable transactions were reported, we believe that during the fiscal year ended December 31, 2025, the executive officers, directors and 10% Holders timely filed all reports they were required to file under Section 16(a).

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

On April 21, 2021, the Company announced it had applied to the Ontario Securities Commission (the "OSC"), as principal regulator of the Company, for the imposition of a management cease trade order (the "MCTO") under National Policy 12-203 – Management Cease Trade Orders because, due to the Company's auditor not being able to complete its annual audit procedures in a timely manner, the Company would not be able to file its audited annual financial statements for the year ended December 31, 2020, the related management's discussion and analysis, related Chief Executive Officer and Chief Financial Officer certificates and annual information form for the year ended December 31, 2020 (the "Required Filings") before the required deadline of April 30, 2021. On May 3, 2021, the OSC issued the MCTO. The MCTO restricted the trading of securities of the Corporation by the Chief Executive Officer and Chief Financial Officer of the Corporation until the Required Filings were made. The Required Filings were made on June 9, 2021, and the MCTO was automatically revoked. All of the Company's current directors and named executive officers, except Michelle Mosier, Marina Hahn and Billy Wafford, were in place on the date when the MCTO was issued on May 3, 2021.

Except for the MCTO, to the Company's knowledge, no director or executive officer is or, within the ten (10) years prior to the date of this Amendment, has been, a director, Chief Executive Officer or Chief Financial Officer of any company (including the Company) that: (i) while that person was acting in that capacity was the subject of a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days (an "Order"); or (ii) after that person ceased acting in that capacity, was subject to an Order, which resulted from an event that occurred while that person was acting in the capacity of director, Chief Executive Officer or Chief Financial Officer.

On February 22, 2022, Jushi Europe SA ("Jushi Europe"), an entity owned 51% by the Company, filed a notice of over-indebtedness with the Swiss courts. The Swiss court declared Jushi Europe's bankruptcy on May 19, 2022 (the "Jushi Europe Bankruptcy"). Jim Cacioppo is a director of Jushi Europe.

On May 15, 2020, J.C. Penney Company, Inc. ("J.C. Penney") and certain other debtors filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the "J.C. Penney Bankruptcy"). Billy Wafford was the Executive Vice President and Chief Financial Officer of J.C. Penney at the time of the J.C. Penney Bankruptcy filing.

Except with respect to Jushi Europe Bankruptcy and the J.C. Penney Bankruptcy, to the Company's knowledge, no director or executive officer is or, within the ten (10) years prior to the date hereof, has been, a director or executive officer of any company (including the Company) that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the Company's knowledge, no director or executive officer has, during the ten (10) years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of the director.

Item 11. Executive Compensation

2025 Executive Compensation Philosophy and Objectives

The Compensation Committee is committed to the adoption of an executive compensation program that fosters the attraction and retention of highly qualified executives, and motivates them to achieve our financial, operational and strategic objectives. We believe in providing our executive officers, including our named executive officers, with a competitive pay package that includes a strong link between corporate performance and compensation. In doing so, the executive compensation program is designed to reward the creation of sustained long-term shareholder value, as well as each executive's individual contributions in the context of overall annual corporate performance. We aim to meet these objectives with the principal components of our executive compensation program, which include a combination of base salary, annual cash bonuses and long-term incentives in the form of equity-based compensation.

2025 Executive Compensation Program

This section discusses the material components of the executive compensation program offered to our named executive officers ("NEOs"), identified below. For 2025, our NEOs were:

- James Cacioppo, our Chief Executive Officer;
- Louis Jonathan Barack, our President, Chief Revenue Officer and Corporate Secretary; and
- Michelle Mosier, our Chief Financial Officer and Chief Accounting Officer.

As an emerging growth company and a smaller reporting company, we have opted to comply with the executive compensation disclosure rules applicable to "smaller reporting companies" as such term is defined in the rules promulgated under the Securities Act.

Summary Compensation Table

The following table provides information regarding compensation earned by our Chief Executive Officer and our two most highly compensated executive officers other than our principal executive officer who served during 2025.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)[1]	Total ($)
James Cacioppo *Chief Executive Officer*	2025	1,050,040	1,800,000[2]	—	19,405	2,869,445
	2024	850,032	1,619,051[3]	1,027,330[4]	54,793	3,551,206
Louis Jonathan Barack *President, Chief Revenue Officer and Corporate Secretary*	2025	450,017	360,000[5]	188,864[6]	35,545	1,034,426
	2024	414,599	265,333	215,160[7]	30,123	925,215
Michelle Mosier *Chief Financial Officer and Chief Accounting Officer*	2025	425,016	212,500[8]	113,318[9]	18,765	769,599
	2024	414,599	165,833	112,341[10]	17,446	710,219

(1) Represents our matching contributions to our 401(k) plan and health and disability benefits. In addition: (i) the amount for Mr. Cacioppo in 2025 includes $5,111 of legal fees paid by the Company for certain related party transactions involving Mr. Cacioppo, and (ii) the amount for Mr. Cacioppo in 2024 includes $40,699 of legal fees paid by the Company for the review and negotiation of certain amendments to Mr. Cacioppo's employment agreement and certain related party transactions involving Mr. Cacioppo.

(2) Pursuant to Mr. Cacioppo's previous employment agreement with the Company, Mr. Cacioppo was eligible to receive a cash bonus for the 2025 calendar year in an amount not less than $1,050,000. On December 11, 2025, Mr. Cacioppo and the Company entered into a fifth amendment to the Cacioppo Employment Agreement pursuant to which Mr. Cacioppo agreed to receive his $1,050,000 annual cash bonus that would otherwise have been paid to him on or before March 15, 2026, in the following alternative form: (1) a lump sum cash payment in the amount of $300,000, which was paid in 2026 but was accrued in 2025

and therefore is disclosed in this column; and (2) 3,000,000 restricted subordinate voting shares, which vested on January 1, 2026. The market value of the 3,000,000 restricted subordinate voting shares awarded to Mr. Cacioppo on the date of issuance is disclosed in this column.

(3) Pursuant to Mr. Cacioppo's previous employment agreement with the Company, Mr. Cacioppo was eligible to receive a cash bonus for the 2024 calendar year in an amount not less than $950,000. On September 13, 2024, Mr. Cacioppo and the Company entered into a fourth amendment to the Cacioppo Employment Agreement pursuant to which Mr. Cacioppo agreed to receive the $950,000 annual cash bonus that would otherwise have been paid to him on or before March 15, 2025 in the following alternative form: (1) a lump sum cash payment in the amount of $238,051; (2) $1,381,000 principal amount of 12% Second Lien Notes; and (3) stock options granted under the Company's 2019 Equity Incentive Plan, as amended, expiring five years from the date of grant to purchase up to 1,062,732 of the Company's subordinate voting shares at an exercise price of $0.65. The figure provided here reflects the lump sum cash payment and the principal amount of the 12% Second Lien Notes. The fair value of the stock options awarded to Mr. Cacioppo in 2024 is disclosed in "Option Awards".

(4) The reported amount reflects the grant date fair value of stock options and the incremental grant date fair value of certain other stock options awarded to Mr. Cacioppo during fiscal year 2024 calculated in accordance with Financial Accounting Standards Board ("FASB") ASC 718. On August 12, 2024, the Company approved a limited stock option cancellation and regrant program pursuant to which a limited number of the Company's senior management team (including Mr. Cacioppo) and certain of the Company's non-employee directors could elect to cancel each stock option held by them with an exercise price per Subordinate Voting Share greater than or equal to $1.91 and to be granted a replacement option. Mr. Cacioppo elected to participate in the stock option cancellation and regrant program. The reported amount for the stock options granted to Mr. Cacioppo pursuant to the stock option cancellation and regrant program represent the incremental grant date fair value of the replacement award over the old award calculated in accordance with FASB ASC 718. For additional information, see Note 14 of our 2024 Annual audited consolidated financial statements. Such grant date fair values do not take into account any estimated forfeitures.

(5) The reported amount reflects the amount of Mr. Barack's bonus for fiscal year 2025 that the Company has accrued for but has not been paid. The amount actually paid, if any, is at the discretion of the Company and subject to Board approval.

(6) The reported amount reflects the grant date fair value of stock options awarded to Mr. Barack during fiscal year 2025 calculated in accordance with FASB ASC 718.

(7) The reported amount reflects the incremental grant date fair value of stock options awarded to Mr. Barack during fiscal year 2024 calculated in accordance with FASB ASC 718. August 12, 2024, the Company approved a limited stock option cancellation and regrant program pursuant to which a limited number of the Company's senior management team (including Mr. Barack) and certain of the Company's non-employee directors could elect to cancel each stock option held by them with an exercise price per Subordinate Voting Share greater than or equal to $1.91 and to be granted a replacement option. Mr. Barack elected to participate in the stock option cancellation and regrant program. The reported amount for the stock options granted to Mr. Barack pursuant to the stock option cancellation and regrant program represents the incremental grant date fair value of the replacement award over the old award calculated in accordance with FASB ASC 718. For additional information, see Note 14 of our 2024 Annual audited consolidated financial statements. Such grant date fair values do not take into account any estimated forfeitures.

(8) The reported amount reflects the amount of Ms. Mosier's bonus for fiscal year 2025 that the Company has accrued for but has not been paid. The amount actually paid, if any, is at the discretion of the Company and subject to Board approval.

(9) The reported amount reflects the grant date fair value of stock options awarded to Ms. Mosier during fiscal year 2025 calculated in accordance with FASB ASC 718.

(10) The reported amount reflects the grant date fair value of stock options awarded to Ms. Mosier during fiscal year 2024 calculated in accordance with FASB ASC 718.

Compensation Components

The executive compensation program during the fiscal year ended December 31, 2025, consisted of three (3) key elements: (i) base salaries; (ii) cash bonuses; and (iii) equity-based compensation.

Base Salaries

Base salaries are intended to provide an appropriate level of fixed compensation that will assist in employee retention and recruitment. Base salaries are determined on an individual basis, taking into consideration the past, current and potential contribution to our success, the position and responsibilities of the NEOs and competitive industry pay practices for other similarly sized companies in the industry.

Incentive Compensation

Bonuses are awarded based on qualitative and quantitative performance standards and reward performance of each NEO individually. The determination of an NEO's performance may vary from year to year depending on economic conditions and conditions in the industry in which we operate and may be based on measures such as acquisition activity, equity raises, revenue growth, EBITDA growth, and talent recruitment and retention, metrics the Compensation Committee and management believe to provide proper incentives for achieving long-term shareholder value for us at this time. Except as set forth below under the heading "*Agreement with Mr. Cacioppo*", the Compensation Committee and the Board, when required, retain full discretion over performance evaluation and the amount of any bonuses to be paid to NEOs.

Equity-Based Compensation

The long-term component of compensation for executive officers, including the NEOs, is currently based on a combination of restricted stock and/or stock options issued under our 2019 Equity Incentive Plan. This component of compensation is intended to reinforce management's long-term commitment to our performance. The board of directors believes that incentive compensation in the form of stock option grants and/or restricted stock awards which vest over time, typically three to five years, is beneficial and necessary to attract and retain both senior executives and managerial talent at other levels. Furthermore, the board of directors believes stock option grants are an effective long-term incentive vehicle because they are directly tied to share price over a longer period, up to 10 years, and motivate executives to deliver sustained long-term performance and increase shareholder value, and have a time horizon that aligns with long-term corporate goals. Restricted stock includes a tax component at issuance or vesting, whichever the grantee decides, which incentivizes the restricted stock grantee to deliver mid-term performance and increase shareholder value that aligns with mid-term corporate goals. In 2025, the board of directors took the following actions in respect of outstanding equity awards designed to reinforce the efficacy of the outstanding equity awards as a tool for meeting the Company's retention and motivation goals:

Timing of Grant of Equity Awards

Our Board and Compensation Committee typically grant equity awards to executive officers on an annual basis (other than Mr. Cacioppo, whose equity award grants are contractually required on or before certain dates each calendar year), but do not follow a formal policy or practice related to the timing of the grants of equity awards. Neither the Board nor the Compensation Committee takes material nonpublic information into account when determining the timing of equity award grants in order to take advantage of a depressed stock price or an anticipated increase in stock price. Similarly, it is the Company's practice not to release material nonpublic information based on equity award grant dates or for the purpose of affecting the value of executive compensation.

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding outstanding Equity Awards held by our NEOs as of December 31, 2025.

Name	Grant Date	**Option Awards[1]**		Option Exercise Price ($)	Option Expiration Date
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		
James Cacioppo[2]	12/09/2022[3]	3,000,000	0	$1.75	12/09/2032
	12/17/2023[4]	3,000,000	0	$0.55	12/17/2033
	09/13/2024[5]	5,385,000	0	$0.54	09/13/2034
	09/13/2024[6]	1,062,732	0	$0.65	09/13/2029
Louis Jonathan Barack	05/17/2023[7]	400,000	200,000	$0.48	05/17/2033
	12/17/2023[8]	666,666	333,334	$0.55	12/17/2033
	09/13/2024[9]	597,666	1,195,334	$0.54	09/13/2034
	12/11/2025[10]	0	500,000	$0.50	12/11/2035
Michelle Mosier	02/06/2023[11]	80,000	120,000	$0.61	02/06/2033
	12/17/2023[12]	200,000	100,000	$0.55	12/17/2033
	09/13/2024[13]	100,000	200,000	$0.54	09/13/2034
	12/11/2025[14]	0	300,000	$0.50	12/11/2035

(1) All options were granted under the Company's 2019 Equity Incentive Plan. Awards may be subject to acceleration provisions as described in the "*Employment Agreements, Severance and Change in Control Arrangements*" Section below.

(2) Certain options awarded to Mr. Cacioppo are unvested and cannot vest or be exercised by Mr. Cacioppo if such vesting and/or exercise would increase Mr. Cacioppo's beneficial ownership beyond 19.99%. The numbers set forth in this table are without regard to the foregoing provision.

(3) Granted 3,000,000 options, 1/3 of which vested on January 1, 2023, 1/3 of which vested on January 1, 2024, and 1/3 of which vested on January 1, 2025.

(4) Granted 3,000,000 options, 1/2 of which vested on January 1, 2024, and 1/2 of which vested on January 1, 2025.

(5) Granted 5,385,000 options, 1/2 of which vested on September 13, 2024, and 1/2 of which vested on September 13, 2025.

(6) Granted 1,062,732 options, which vested on January 1, 2025.

(7) Granted 600,000 options, 1/3 of which vested on May 1, 2024, 1/3 of which vested on May 1, 2025 and 1/3 of which vests on May 1, 2026.

(8) Granted 1,000,000 options, 1/3 of which vested on December 17, 2024, 1/3 of which vested on December 17, 2025, and 1/3 of which vests on December 17, 2026.

(9) Granted 1,793,000 options, 1/3 of which vested on September 13, 2025, 1/3 of which vests on September 13, 2026, and 1/3 of which vests on September 13, 2027.

(10) Granted 500,000 options, 1/3 of which vests on December 11, 2026, 1/3 of which vests on December 11, 2027, and 1/3 of which vests on December 11, 2028.

(11) Granted 300,000 options, 1/5 of which vested on January 16, 2024, 1/5 of which vested on January 16, 2025, 1/5 of which vested on January 16, 2026, 1/5 of which vests on January 16, 2027, and 1/5 of which vests on January 16, 2028.

(12) Granted 300,000 options, 1/3 of which vested on December 17, 2024, 1/3 of which vested on December 17, 2025, and 1/3 of which vests on December 17, 2026.

(13) Granted 300,000 options, 1/3 of which vested on September 13, 2025, 1/3 of which vests on September 13, 2026, and 1/3 of which vests on September 13, 2027.

(14) Granted 300,000 options, 1/3 of which vests on December 11, 2026, 1/3 of which vests on December 11, 2027, and 1/3 of which vests on December 11, 2028.

Employment Agreements, Severance and Change in Control Arrangements

Agreement with Mr. Cacioppo

We have entered into an employment agreement with Mr. Cacioppo for the position of Chief Executive Officer and Chairman of the board of directors (the "Cacioppo Employment Agreement"). The Cacioppo Employment Agreement provides for Mr. Cacioppo's at-will employment for an initial period of two years and one day following its effective date, with automatic renewal for successive one-year periods, unless written notice is provided at least 60 days prior to the end of the initial period or any renewal period, as applicable. Mr. Cacioppo's current annual base salary is $1,050,000 and he is eligible to receive an annual bonus with a target amount of 100% of his annual base salary. The actual amount of any bonus earned by Mr. Cacioppo will be determined by the board, but in no event will such bonus be less than 100% of Mr. Cacioppo's base salary.

Mr. Cacioppo is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of such plans, including our 2019 Equity Incentive Plan. Each calendar year during the term of Mr. Cacioppo's employment, Mr. Cacioppo will be eligible to receive an annual equity compensation award (an "LTI Award") in the form of a stock option to purchase 3,000,000 shares. The Cacioppo Employment Agreement provides that each LTI Award shall be granted on or before January 1 of the next calendar year and, if issued prior to January 1, shall be fully vested on January 1 of the next calendar year. Each Annual LTI Award shall have an exercise price per subordinate voting share equal to the Fair Market Value (as such term is defined in the Equity Plan) of a subordinate voting share on the date such LTI Award is granted. The LTI Awards shall be eligible for early exercise. Each LTI Award has a five-year post termination exercise period.

The Cacioppo Employment Agreement provides that in the event of a termination of Mr. Cacioppo's employment by the Company without cause or by Mr. Cacioppo for good reason, then subject to Mr. Cacioppo's execution and non-revocation of a general release of claims, Mr. Cacioppo will be eligible to receive: (i) a one-time lump sum payment in an amount equal to $5,000,000, (ii) a grant of the next LTI Award that would otherwise have been granted had Mr. Cacioppo remained employed by the Company through the next scheduled LTI Award date (or economically equivalent compensation in an alternative form if the grant of such awards would violate applicable law, or in the event there is an insufficient number of shares available under the company's equity plan to make the LTI Award), and (iii) full vesting of all of Mr. Cacioppo's outstanding equity-based awards.

Upon a termination of Mr. Cacioppo's employment due to death, subject to his estate's execution of a general release of claims in favor of the Company, his estate will be entitled to (i) a lump sum payment of a pro rata portion of his annual bonus in respect of the fiscal year in which such termination occurs, (ii) a lump sum cash payment in an amount equal to eighteen times the monthly COBRA premiums that Mr. Cacioppo would be required to pay to continue group health coverage at the level in effect on the date of his termination, and (iii) full vesting on the date of death of all outstanding equity-based awards, subject to compliance with applicable law (clause (i) and (ii), the "Separation Payments"). Upon a termination of Mr. Cacioppo's employment due to disability, Mr. Cacioppo will be eligible to receive the Separation Payments subject to his execution of a general release of claims in favor of the Company.

In the event of a change in control, Mr. Cacioppo will be eligible to receive (i) a one-time lump sum payment in an amount equal to $5,000,000, (ii) a grant of the next LTI Award that would otherwise have been granted had Mr. Cacioppo remained employed by the Company through the next scheduled LTI Award date, and (iii) full vesting of all of Mr. Cacioppo's outstanding equity-based awards. If any payment or benefit Mr. Cacioppo receives in connection with a change in control would constitute a "parachute payment" within the meaning of Section 280G of the Code subject to the excise tax under Section 4999, Mr. Cacioppo will receive a full tax gross-up payment.

The Cacioppo Employment Agreement contains various restrictive covenants, including non-competition provisions during the term of his employment and for eighteen (18) months thereafter and non-solicitation provides during the term of his employment and for two (2) years thereafter.

Agreement with Mr. Barack

We entered into an employment agreement with Mr. Barack effective May 1, 2019, which was amended by a letter agreement dated June 9, 2020 and further amended on November 5, 2024. The employment agreement, as amended, provides for, among other things, an initial base salary of $250,000, which may increase from time to time and is currently set at $450,000, and a discretionary performance-based bonus with a target of up to 80% of Mr. Barack's base salary, which may be paid by us in cash or equity and is subject to Board approval. Mr. Barack is also eligible, subject to approval by our Board or the Compensation Committee, for equity grants under the 2019 Equity Incentive Plan. The employment agreement includes standard six (6)-month noncompetition and two (2)-year non-solicitation covenants. In the event Mr. Barack's employment is terminated without cause (whether or not in connection with a change in control), he is entitled to receive a lump sum cash severance payment equivalent to twelve (12) months of his base salary, subject to his execution of a general release of claims in favor of the Company. Upon a change in control, his employment is automatically terminated and he becomes entitled to a cash severance equivalent to twelve (12) months of his base salary, in addition to full vesting of all outstanding equity grants.

Agreement with Ms. Mosier

We entered into an employment agreement with Ms. Mosier effective January 16, 2023. The employment agreement provides for, among other things, an initial base salary of $400,000 and a discretionary performance-based bonus with a target of up to 50% of Ms. Mosier's base salary, which may be paid by us in cash or equity and is subject to Board approval. Ms. Mosier is also eligible, subject to approval by our Board or the Compensation Committee, for equity grants under the 2019 Equity Incentive Plan. The employment agreement includes a non-competition provision that lasts during the term of Ms. Mosier's employment and (a) if Ms. Mosier's employment is terminated without cause, the time period during which Ms. Mosier is paid her severance payment or change in control severance payment installments, as applicable, or (b) if Ms. Mosier resigns or is terminated with cause, 12 months following the employment term. The employment agreement also contained a standard two (2)-year non-solicitation covenant. In the event Ms. Mosier's employment is terminated without cause (prior to a change in control), the subject to her execution of a general release of claims in favor of the Company, she is entitled to receive six (6) months of base salary over a 6-month period in installments based on the Company's regular payroll schedule. In the event Ms. Mosier's employment is terminated without cause (after a change in control), then subject to her execution of a general release of claims in favor of the Company and Ms. Mosier completes an adequate transition period at the Company (or its successor) of up to 12 months or longer period of time mutually agreed upon, then the Company shall (x) accelerate any unvested portion of Ms. Mosier's initial grant of warrants and stock options so that they are fully vested, exercisable and nonforfeitable; and (y) pay Ms. Mosier twelve (12) months of base salary over a 12-month period in installments based on the Company's regular payroll schedule.

Director Compensation

For the 2025 fiscal year, each non-employee director was paid an annual retainer fee of $70,000, except for Stephen Monroe, who was paid an additional retainer fee of $20,000 in recognition of his role as Lead Independent Director and Billy Wafford, who was paid an additional retainer fee of $30,000 in recognition of his role as chairman of the Audit Committee. Directors are also reimbursed for any out-of-pocket travel expenses incurred in order to attend meetings of the Board, meetings of committees of the Board or meetings of our shareholders. Historically, each non-employee director has been provided an annual grant of restricted stock or stock options each year.

The following table sets forth information regarding compensation awarded to, earned by, or paid to, our non-employee directors in connection with their service for the year ended December 31, 2025. We do not pay any compensation to James Cacioppo, our Chief Executive Officer, who is also the Chair of the Company's Board, in connection with his service on the Board.

Name	Fees earned or paid in cash ($)[1]	Option awards ($)[2][3]	Total ($)
Billy Wafford	100,000	37,773	137,773
Benjamin Cross	70,000	37,773	107,773
Marina Hahn	70,000	37,773	107,773
Stephen Monroe	90,000	37,773	127,773

(1) Represents amount earned or paid for service as a director during fiscal year 2025.

(2) The reported amounts reflect the grant date fair value of stock options awarded to each non-employee director during fiscal year 2025 calculated in accordance with FASB ASC 718.

(3) As of December 31, 2025, each non-employee director held the following aggregate number of outstanding option awards (including both vested and unvested options): (1) Billy Wafford – 427,235; (2) Benjamin Cross – 360,000; (3) Marina Hahn – 320,000; (4) Stephen Monroe – 438,952.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Unless otherwise indicated, the following table provides information regarding the beneficial ownership of our subordinate voting shares, as of April 14, 2026 by:

    i.   each person or entity, or group of affiliated persons or entities, known by us to beneficially own more than 5.0% of our subordinate voting shares based solely on our review of filings with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act;

    ii.   each of our directors;

    iii.   each of our named executive officers; and

    iv.   all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, any subordinate voting shares that a person has the right to acquire within sixty (60) days of April 14, 2026, through the exercise of stock options, warrants or other rights are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Each shareholder's percentage ownership is based on 199,696,597 subordinate voting shares issued and outstanding as of April 13, 2026. Except as otherwise indicated, the address of each of the persons in this table is c/o Jushi Holdings Inc., 301 Yamato Road, Suite 3250, Boca Raton, FL 33431.

Name, Position and Address of Beneficial Owner	Subordinate Voting Shares		
	Number Beneficially Owned		% of Subordinate Voting Shares Beneficially Owned
James Cacioppo – *Chief Executive Officer and Chairman, Florida, U.S.*	46,180,000	(1)	19.99%
Louis Jonathan Barack – *President, Chief Revenue Officer and Corporate Secretary, Florida, U.S.*	6,186,105	(2)	3.05%
Michelle Mosier – *Chief Financial Officer and Chief Accounting Officer, Florida, U.S.*	662,233	(3)	*
Benjamin Cross – *Director, Connecticut, U.S.*	499,080	(4)	*
Stephen Monroe – *Director, New York, U.S.*	492,636	(5)	*
Billy Wafford – *Director, California, U.S.*	327,235	(6)	*
Marina Hahn – *Director, New York, U.S.*	237,301	(7)	*
Denis Arsenault – *Shareholder, Cheltenham, United Kingdom*	23,380,182	(8)	10.85%
Marex Securities Products, Inc. – *Shareholder, New York, U.S.*	10,000,000	(9)	5.01%
All directors and executive officers as a group	54,584,590	(10)	23.13%

* Indicates percentage of less than 1.0%

   (1)   Includes 6,926,296 subordinate voting shares underlying stock options exercisable within 60 days of April 14, 2026, and 24,335,239 subordinate voting shares underlying warrants exercisable within 60 days of April 14, 2026. Certain options and warrants awarded to Mr. Cacioppo are unvested and cannot vest or be exercised by Mr. Cacioppo if such vesting and/or exercise would increase Mr. Cacioppo's beneficial ownership beyond 19.99%. The numbers set forth in this table apply such limitation to Mr. Cacioppo's beneficial ownership.

   (2)   Includes 1,864,332 Subordinate Voting Shares underlying stock options exercisable within 60 days of April 14, 2026, and 1,500,000 Subordinate Voting Shares underlying warrants exercisable within 60 days of April 14, 2026.

   (3)   Includes 420,000 Subordinate Voting Shares underlying stock options exercisable within 60 days of April 14, 2026, and 120,000 Subordinate Voting Shares underlying warrants exercisable within 60 days of April 14, 2026.

(4) Includes 260,000 Subordinate Voting Shares underlying stock options exercisable within 60 days of April 14, 2026.

(5) Includes 338,952 Subordinate Voting Shares underlying stock options exercisable within 60 days of April 14, 2026.

(6) Includes 327,235 Subordinate Voting Shares underlying stock options exercisable within 60 days of April 14, 2026.

(7) Includes 220,000 Subordinate Voting Shares underlying stock options exercisable within 60 days of April 14, 2026.

(8) Includes 15,702,283 Subordinate Voting Shares underlying warrants exercisable within 60 days of April 14, 2026. The Address of Mr. Arsenault is Flat 6 Witney Court, Western Road England, Cheltenham, GL 50 3RN UK.

(9) This information was obtained by the Company from the Schedule 13G filed by Marex Securities Products Inc. on November 26, 2025. The Address of Marex Securities Products Inc. is 140 East 45th Street, New York, NY 10017 USA.

(10) Excludes Denis Arsenault and Marex Securities Products Inc.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table contains information about our equity compensation plan as of December 31, 2025:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	29,597,918[1]	$0.75[2]	4,350,503[3]
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	29,597,918	$0.75	4,350,503

(1) This number represents all options and other awards outstanding under the 2019 Equity Incentive Plan, and includes both vested and unvested options. The Company does not have any warrants outstanding under the 2019 Equity Incentive Plan.

(2) The weighted-average exercise price information is comprised of the exercise prices of all outstanding stock options issued under the 2019 Equity Incentive Plan. The Company does not have any warrants outstanding under the 2019 Equity Incentive Plan. As of December 31, 2025, the Company had 3,000,000 restricted stock awards outstanding, each of which was issued with a price per share of $0.50. The value of the restricted stock awards was not included in this calculation.

(3) The number of shares that are available for issuance under the 2019 Equity Incentive Plan cannot exceed 15% of the number of outstanding subordinate voting shares, plus an additional 2% of the number of outstanding subordinate voting shares that may be issued as inducement to employees and officers not previously employed by the Company and who were not previously an insider of the Company.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Party Transactions

The following is a summary of transactions since January 1, 2025 to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our then directors, executive officers or holders of more than 5% of any class of our capital stock at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.

Other than as described below under this section titled "*Certain Relationships and Related Party Transactions*," since January 1, 2025, we have not entered into any transactions, nor are there any currently proposed transactions, between the Company and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest.

Sale of Second Lien Notes and Warrants

On February 25, 2025, the Company sold approximately $5.1 million principal amount of 12% second lien notes due 2026 ("Second Lien Notes") and detached warrants to purchase the Company's Subordinate Voting Shares in a private placement. The Company received approximately $4.6 million of net proceeds from the sale of the Second Lien Notes and the warrants. The Second Lien Notes were issued in accordance with that certain Trust Indenture, dated December 7, 2022, by and between the Company and Odyssey Trust Company, as trustee. The Second Lien Notes were issued with a ten percent (10%) original issue discount. The Company issued approximately 8 million warrants. Each warrant is exercisable for one Subordinate Voting Share of the Company. The warrants are exercisable for five (5) years from the issuance date at an exercise price per Subordinate Voting Share equal to $0.48. An entity affiliated with James Cacioppo purchased approximately US$3.7 million principal amount of United States dollar denominated Second Lien Notes, for a purchase price of approximately US$3.3 million and received approximately 5.8 million warrants. Denis Arsenault purchased C$2.0 million principal amount of Canadian dollar denominated Second Lien Notes, for a purchase price of C$1.8 million and received approximately 2.2 million warrants.

Amendment No. 5 to CEO Employment Agreement

On December 11, 2025, the Company, JMGT, LLC and James Cacioppo entered into a fifth amendment to Mr. Cacioppo's existing employment agreement, pursuant to which Mr. Cacioppo agreed to receive the $1,050,000 annual cash bonus that would otherwise have been paid to him on or before March 15, 2026, and the options to purchase 3,000,000 Subordinate Voting Shares of the Company that would have otherwise been issued to him prior to January 1, 2026, in the following alternative form: (1) a lump sum cash payment in the amount of $300,000; and (2) 3,000,000 restricted Subordinate Voting Shares, which shall vest on January 1, 2026, provided Mr. Cacioppo remains employed by the Company on January 1, 2026.

New CEO Employment Agreement

Effective January 1, 2026, the Company entered into a new Executive Employment Agreement with James Cacioppo (the "CEO Employment Agreement"). Pursuant to the CEO Employment Agreement, Mr. Cacioppo will be paid an annual base salary of $1,050,000, subject to certain annual adjustments as provided in the CEO Employment Agreement. Mr. Cacioppo is also entitled to an annual cash bonus targeted at 100% of his annual base salary, which may be increased, but not decreased, by the Board. Mr. Cacioppo is also entitled to receive 3,000,000 options to purchase subordinate voting shares of the Company on or before January 1st of each calendar year during the term of the CEO Employment Agreement (the "LTI Award Deadline"), and such options shall fully vest on the LTI Award Deadline to which such options apply. The CEO Employment Agreement also includes severance provisions, a provision granting Mr. Cacioppo certain "piggyback" rights with respect to equity offerings by the Company, and standard confidentiality, non-competition, non-solicitation, non-disparagement and intellectual property assignment provisions.

Refinancing of First Lien Term Loan and Second Lien Notes

On March 27, 2026, the Company entered into a Loan Agreement, by and among the Company, as borrower, the other loan parties that are parties thereto, the lenders that are party thereto, and FG Agency Lending, LLC, as agent for the lenders (the "Loan Agreement"). Pursuant to the Loan Agreement, a syndicate of lenders provided the Company with a $160,000,000 senior secured term loan (the "Term Loan"). Serpentine Capital Management III, LLC, an entity controlled by James Cacioppo, participated in the Term Loan with a principal amount of approximately $28 million. Denis Arsenault, a founder and significant equity holder of the Company, participated in the Term Loan with a principal amount of approximately $21 million.

Policy Regarding Related Party Transactions

We do not have any formal written policies and procedures for the review, approval, or ratification of transactions with related persons or conflicted transactions. However, prior review and oversight of such transactions are among the responsibilities of the Audit Committee as set forth in its charter, and in practice, when such transactions arise, they are also referred to the Board for consideration and approval. We rely on the Board and the Audit Committee to review related party transactions on an ongoing basis to prevent conflicts of interest. In the event any member of the Board has a conflict of interest, we form a special committee of the Board to consider and approve the applicable transaction. In 2025, we formed a special committee comprised of all the independent directors to review various refinancing options on behalf of the Company and to negotiate the CEO Employment Agreement on behalf of the Company. We intend to adopt formal written policies and procedures for the review, approval, or ratification of transactions with related persons or conflicted transactions in the future. In addition, as we are listed on the CSE and are a reporting issuer under Canadian securities laws, we are subject to Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions ("MI 61-101") which includes requirements in connection with, among other things, "related party transactions" being transactions by which an issuer directly or indirectly engages in the following with a related party: acquires, sells, leases or transfers an asset, acquires the related party, acquires or issues treasury securities, amends the terms of a security if the security is owned by the related party or assumes or becomes subject to a liability or takes certain other actions with respect to debt. For the purposes of MI 61-101, the term "related party" includes directors, senior officers and holders of more than 10% of the voting rights attached to all outstanding voting securities of the issuer or holders of a sufficient number of any securities of the issuer to materially affect control of the issuer. MI 61-101 requires, subject to certain exceptions, the preparation of a formal valuation relating to certain aspects of the transaction and more detailed disclosure in the proxy material sent to security holders in connection with a related party transaction including related to the valuation. MI 61-101 also requires, subject to certain exceptions, that an issuer not engage in a related party transaction unless the shareholders of the issuer, other than the related parties, approve the transaction by a simple majority of the votes cast.

Indebtedness of Directors, Executive Officers and Employees

No individual who is, or at any time during the most recently completed fiscal year of the Company was, a director or executive officer of the Company, and no proposed nominee for election as a director of the Company, or any associate of any such director, executive officer or proposed nominee: (i) is or at any time since the beginning of the Company's most recently completed fiscal year has been, indebted to the Company or any of its subsidiaries; or (ii) whose indebtedness to another entity is, or at any time since the beginning of the Company's most recently completed fiscal year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

Requirements under the Business Corporations Act (British Columbia)

Pursuant to the BCBCA, directors and officers are required to act honestly and in good faith with a view to the best interests of the Company. Under the BCBCA, subject to certain limited exceptions, a director who holds a disclosable interest in a material contract or transaction into which we have entered or propose to enter shall not vote on any directors' resolution to approve the contract or transaction. A director or officer has a disclosable interest in a material contract or transaction if the director or officer:

- is a party to the contract or transaction;

- is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or
- has a material interest in a party to the contract or transaction.

Generally, as a matter of practice, directors or officers who have disclosed a material interest in any contract or transaction that the Board is considering will not take part in any Board discussion respecting that contract or transaction. If such directors were to participate in the discussions, they would abstain from voting on any matters relating to matters in which they have disclosed a disclosable interest.

Interests of Management of the Company and Others in Material Transactions

Other than as described elsewhere in this Amendment, there are no material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of our outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction since the beginning of the year ended December 31, 2025 that has materially affected or is reasonably expected to materially affect the Company or its subsidiaries.

Director Independence

We are not currently subject to listing requirements of any national securities exchange in the United States which requires that a majority of the Board be "independent." Four of our five existing directors are considered to be independent under the Canadian Securities Administrators Guidelines and in accordance with NI 52-110. Under NI 52-110, an independent director is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with such director's exercise of independent judgment. Our independent directors are Benjamin Cross, Stephen Monroe, Marina Hahn and Billy Wafford. Jim Cacioppo is not considered independent because of his role as Chief Executive Officer of the Company.

The Board holds regularly scheduled meetings and at such meetings our independent directors meet in executive session.

Item 14. Principal Accounting Fees and Services

Aggregate fees billed by our principal independent auditor, Macias Gini & O'Connell LLP ("MGO"), for the years ended December 31, 2025 and 2024 are detailed in the table below.

	Year Ended December 31,	
	2025	**2024**
Audit Fees [1]	889,000	1,199,000
Audit Related Fees [2]	343,000	364,000
Tax Fees [3]	—	—
All Other Fees [4]	—	141,000
Total Fees	$ 1,232,000	$ 1,704,000

[1] "Audit Fees" includes the aggregate fees billed for the audit of the annual consolidated US GAAP financial statements.

[2] "Audit Related Fees" includes the aggregate fees billed for the review of interim unaudited consolidated US GAAP financial statements, comfort letters, consents, and reviews of securities filings.

[3] "Tax fees" includes the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

[4] "All other fees" includes fees related to the Registration Statements on Form S-3 filed with the Securities and Exchange Commission, and Short Form Base Shelf Prospectus filed in Canada.

Pre-approval Policies and Procedures

Our Audit Committee has established a policy of reviewing, in advance, and either approving or not approving, all audit, audit-related, tax and other non-audit services that our independent registered public accounting firm provides to us. This policy requires that all services received from independent registered public accounting firms be approved in advance by the Audit Committee. The Audit Committee has delegated pre-approval responsibility to the Chair of the Audit Committee with respect to non-audit related fees and services.

Our Audit Committee has determined that the provision of the services as set out above is compatible with the maintaining of MGO's independence in the conduct of their auditing functions.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Documents filed as part of this report

(1) All financial statements

No financial statements are filed with this Amendment. The financial statements and notes thereto were included as part of the Original Filing.

(2) Financial statements schedules

Consolidated Financial Statement schedules have been omitted either because the required information is set forth in the Consolidated Financial Statements or Notes thereto, or the information called for is not required.

(3) Exhibits required by Item 601 of Regulation S-K

The exhibits required to be filed by Item 15 are set forth in, and filed with or incorporated by reference in, the exhibit index of the Original Filing. The following list of exhibits sets forth the additional exhibits required to be filed with this Amendment and are incorporated by reference in response to this Item.

Exhibit No.	Description
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d — 14(a)
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d — 14(a)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded with Inline XBRL File)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on April 14, 2026.

JUSHI HOLDINGS INC.

/s/ James Cacioppo

James Cacioppo

Chairman and Chief Executive Officer (principal executive officer)

/s/ Michelle Mosier

Michelle Mosier

Chief Financial Officer (principal financial officer and accounting officer)

Exhibit 31.1

Certification of Chief Executive Officer
pursuant to Rule 13a-14(a) or Rule 15d-14(a)

I, James Cacioppo, certify that:

(1) I have reviewed this annual report on Form 10-K/A of Jushi Holdings Inc.; and

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: April 14, 2026

/s/ James Cacioppo

James Cacioppo

Chief Executive Officer
(principal executive officer)

Exhibit 31.2

Certification of Chief Financial Officer
pursuant to Rule 13a-14(a) or Rule 15d- 14(a)

I, Michelle Mosier, certify that:

(1) I have reviewed this annual report on Form 10-K/A of Jushi Holdings Inc.; and

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: April 14, 2026

/s/ Michelle Mosier
_____
Michelle Mosier

Chief Financial Officer
(principal financial officer)